Exhibit 15.1

This document is an extracted form of the Annual Report and Accounts 2008/09. Certain pages, images and text have been deleted from it. The Annual Report and Accounts is available in full on our website, at www.nationalgrid.com.

NATIONAL GRID PLC

		Page

FORM 20-F
Item 3.	Key Information
	Risk factors	97-99

Item 4.	Information on the Company
	Operating and Financial Review	18-89
	Note 37 Subsidiary, undertakings joint ventures and associates	179
	Definitions and glossary of terms	194-196

Item 5.	Operating and Financial Review and Prospects
	Operating and Financial Review	18-89
	Research and development	100
	Adoption of new accounting standards	124-125

Item 6.	Directors, Senior Management and Employees
	Board of Directors	16-17
	Directors’ Remuneration Report	102-112
	Note 5 Pensions and other post-retirement benefits	136-137
	Note 31 Actuarial information on pensions and other post-retirement benefits	162-164
	Corporate Governance	90-99
	Employees	101
	Operating Costs 3(b) Number of Employees	133
	Note 25 Share Capital	153-154

Item 7.	Major Shareholders and Related Party Transactions
	Note 30 Related Party Transactions	161

Item 8.	Financial Information
	Accounting policies	116-123
	Adoption of new accounting standards	124-125
	Consolidated balance sheet	127
	Consolidated income statement	126
	Consolidated statement of recognised income and expense	128
	Consolidated cash flow statement	129
	Notes to the consolidated financial statements — analysis of items in the primary statements	130-157
	Notes to the financial statements — supplementary information	158-186
	Legal and related matters	23
	Shareholder returns	30

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
	Treasury policy	80
	Commodity contracts	83-84
	Note 32 Supplementary information on the derivative financials instruments	165
	Note 33 Financial risk	166-170
	Note 34 Commodity risk	171-172
Item 16G	Corporate Governance
	Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards	96

		Page

Item 18.	Financial Statements
	Accounting policies	116-123
	Adoption of new accounting standards	124-125
	Consolidated income statement	126
	Consolidated balance sheet	127
	Consolidated cash flow statement	129
	Consolidated statement of recognised income and expense	128
	Notes to the consolidated financial statements — analysis of items in the primary statements	130-157
	Notes to the financial statements — supplementary information	158-186

EXTRACT FORM OF THE ANNUAL REPORT AND ACCOUNTS 2008/2009

Business overview
Board of Directors
Board of Directors

George Rose, Sir John Parker and Steve Holliday
Sir John Parker, Chairman
Appointed October 2002, Age 67, N (ch)
Sir John Parker became Chairman following the merger of National Grid Group plc and Lattice Group plc having been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Chair of the Non-executive Directors Committee – Bank of England, Deputy Chairman of DP World (Dubai), joint Chairman of Mondi plc, a Non-executive Director of Carnival plc and Carnival Corporation, Inc., and the European Aeronautic Defence and Space Company (EADS) and Chancellor of the University of Southampton. Sir John is a former Chairman of P&O Group and of RMC Group plc and a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC.
Steve Holliday, Chief Executive
Appointed March 2001, Age 52, E (ch), F
Steve Holliday became Chief Executive of National Grid in January 2007 having joined National Grid Group plc as Group Director, UK and Europe in March 2001. Following the merger of National Grid Group plc and Lattice Group plc in October 2002, he was responsible for the electricity and gas transmission businesses. He was appointed as Group Director responsible for UK Gas Distribution and Business Services in April 2003. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. He is a Non-executive Director of Marks and Spencer Group plc.
Bob Catell, Deputy Chairman
Appointed September 2007, Age 72, R&R
Bob Catell was appointed to the Board in September 2007 as an Executive Director and Deputy Chairman following the acquisition of KeySpan Corporation of which he was Chairman and Chief Executive Officer. He retired as an Executive Director of the Company on 31 March 2009 and will retire as a Non-executive and Deputy Chairman following the conclusion of the 2009 Annual General Meeting. He is a co-Chair of the Board of the Downtown Brooklyn Partnership and Immediate Past Chairman of the Long Island Association. He is an ex officio Director and Chairman Emeritus of The Partnership for New York City, Inc., past Chairman of the American Gas Association and the US Energy Association (USEA). He is a Vice Chairman of the US National Petroleum Council’s Natural Gas Committee and is on the Board of the Business Council of New York, Keyera Energy Management Ltd, Sovereign Bancorp Inc., Advisory Board and JP Morgan Chase Inc., Metropolitan Advisory Board.
Nick Winser and Steve Lucas
Steve Lucas, Finance Director
Appointed October 2002, Age 55, E, F
Steve Lucas has been Finance Director since October 2002 and is additionally responsible for Property and UK and US Shared Services. He joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002. He had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. Prior to this he was with Shell International Petroleum Company for 11 years occupying a number of finance management positions and treasury roles including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC.
Nick Winser, Executive Director
Appointed April 2003, Age 48, E
Nick Winser joined the Board in April 2003 as Executive Director responsible for Transmission. He was previously Chief Operating Officer of the US transmission business for National Grid Transco plc. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with Powergen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles. He is a Non-executive Director of Kier Group PLC and co-Chair of the Energy Research Partnership.
Mark Fairbairn, Executive Director
Appointed January 2007, Age 50, E
Mark Fairbairn was appointed to the Board in January 2007 as Executive Director with responsibility for Gas Distribution. He joined National Grid in 1989 from BNFL. He was awarded the OBE in 2002 for his services to the electrical industry in respect of his leadership of the fundamental changes implemented for the introduction of the New Electrical Trading Arrangements (NETA). Previously Chief Operating Officer of the UK gas distribution business, he has played a key role in helping to restructure the UK gas distribution market through the gas networks sale and the creation of National Grid’s new gas distribution business.
Tom King, Executive Director
Appointed August 2007, Age 47, E
Tom King was appointed to the Board as Executive Director in August 2007 with responsibility for Electricity Distribution & Generation operations. Tom was President of PG&E Corporation and Chairman and CEO of Pacific Gas and Electric Company from 2003 to 2007. Before that, he served as Senior Vice President of PG&E Corporation, and as President of PG&E National Energy Group having joined PG&E Gas Transmission as President in 1998. Prior to PG&E, he served as President and Chief Operating Officer of Kinder Morgan Energy Partners and served for nine years in officer positions in Enron’s inter-state pipeline businesses.

16     National Grid plc Annual Report and Accounts 2008/09

Stephen Pettit, Linda Adamany and Ken Harvey
Philip Aiken, Helen Mahy and Bob Catell
Ken Harvey, Non-executive Director
and Senior Independent Director
Appointed October 2002, Age 68, N, R, R&R
Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He was appointed Senior Independent Director in October 2004. He is Chairman of Pennon Group plc. A chartered engineer, Ken is a former Chairman and Chief Executive of Norweb plc, and a former Chairman of Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.
Linda Adamany, Non-executive Director
Appointed November 2006, Age 57, A, R&R
Linda Adamany joined the Board in November 2006. Until April 2008 she was Group Vice President, BP plc. Linda has over 25 years’ experience in the energy sector, having held various roles for BP in the UK and US, including Chief Executive of BP Shipping and Group Vice President and Commercial Director, BP Refining & Marketing.
Philip Aiken, Non-executive Director
Appointed 15 May 2008, Age 60, A, R&R
Philip Aiken joined the Board in May 2008. He is Chairman of Robert Walters plc, a Non-executive and Senior Independent Director of Kazakhmys plc and senior advisor to Macquarie Capital (Europe) Limited. Philip was previously Group President of BHP Billiton’s Energy business, an Executive Director of BTR plc and held senior positions in BOC Group plc.
John Allan, Non-executive Director
Appointed May 2005, Age 60, F, R (ch)
John Allan joined the Board in May 2005. He retires as CFO of Deutsche Post on 30 June 2009, having been appointed to the Management Board following its acquisition of Exel plc in December 2005 where he had been Chief Executive since September 1994. He is Non-executive Director of ISS and will become Chairman of DSG International plc on 2 September 2009. John started his career in marketing, at Lever Brothers, moving to Bristol-Myers Company Ltd and then Fine Fare Ltd. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the supervisory boards of both Lufthansa AG and Deutsche Postbank and a member of the University of Edinburgh Campaign Board. John was previously Chairman of Samsonite Corporation and a Non-executive Director of PHS Group plc, Wolseley plc, Hamleys plc and Connell plc.
Stephen Pettit, Non-executive Director
Appointed October 2002, Age 57, F, R, R&R (ch)
Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc
Maria Richter and Mark Fairbairn
Tom King and John Allan
board in 2001. He is a Non-executive Director of Halma plc and is Chairman of ROK plc. Stephen is also a member of BT plc’s Equality of Access Board. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum.
Maria Richter, Non-executive Director
Appointed October 2002, Age 54, A, F (ch), N
Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is a Non-executive Director of Pro Mujer International, an international microfinance organisation, The Pantry, Inc., The Vitec Group plc and The Bessemer Group Inc.
George Rose, Non-executive Director
Appointed October 2002, Age 57, A (ch), N, R
George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc since 1998, having joined the company in 1992. He is a Non-executive Director of SAAB AB and a member of the Industrial Development Advisory Board. George is also a former Non-executive Director of Orange plc.
Helen Mahy, Company Secretary & General Counsel
Appointed October 2002, Age 48, E
Helen Mahy was appointed Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed as General Counsel from October 2003. She is a barrister and an Associate of the Chartered Insurance Institute. Helen was appointed a Non-executive Director of Aga Rangemaster Group plc in March 2003.
Committee membership
A Audit
E Executive
F Finance
N Nominations
R Remuneration
R&R Risk & Responsibility
(ch) denotes Committee chairman

National Grid plc Annual Report and Accounts 2008/09     17

Operating and Financial Review
Operating and Financial Review
Operating and Financial Review

Contents to the Operating
and Financial Review
18	Principal operations
19	Organisation and structure
20	External market and regulatory environment
22	Current and future developments
24	External relationships
25	Business drivers
26	Vision, strategy and objectives
28	Performance summary
30	Performance against our objectives
40	Risks and opportunities
41	Financial performance
48	Transmission
57	Gas Distribution
66	Electricity Distribution & Generation
74	Non-regulated businesses and other
78	Discontinued operations
79	Financial position and financial management
87	Accounting policies
Principal operations
Principal operations
Our principal operations are the ownership and operation of regulated electricity and gas infrastructure networks in the UK and the US, serving around 19 million consumers directly and many more indirectly. We also have interests in related markets, including electricity interconnectors, metering services, liquefied natural gas (LNG) facilities and property in the UK, LNG storage and transportation and non-regulated gas transmission pipelines in the US.
We have over 27,500 employees located in the UK and the US.
The performance of our principal businesses is reported by segment, reflecting the management responsibilities and economic characteristics of each activity. Our principal businesses and segments, together with other activities, are below. Discontinued operations represent businesses that we have committed to exit, including the Ravenswood generation station in New York City that we sold on 26 August 2008.

UK	The transmission of electricity and gas in the UK as owner and operator of the high voltage electricity transmission network in England and Wales, the gas national transmission system in Great Britain, the electricity interconnector with France and storage facilities for LNG. Operator of the electricity transmission networks in Scotland.
US	The transmission of electricity in the northeastern US as owner of high voltage electricity transmission networks in upstate New York and in New England.
UK	The distribution of gas in England as owner and operator of four of Great Britain’s eight gas distribution networks.
US	The distribution of gas in the northeastern US as owner and operator of gas distribution networks in upstate New York, New York City, Long Island, Massachusetts, New Hampshire and Rhode Island.

US	The distribution and generation of electricity in the northeastern US as owner of electricity distribution networks in upstate New York, Massachusetts, New Hampshire and Rhode Island, as operator and manager of the electricity transmission and distribution network on Long Island on behalf of the Long Island Power Authority, and as a generator of electricity on Long Island.

Other services related to our main operations, principally in the UK. They do not constitute a segment so are reported, together with other operations and corporate activities, as ‘other activities’.
UK Principally metering services, property management, our LNG importation terminal on the Isle of Grain, and the construction and operation of an electricity interconnector between The Netherlands and the UK through our BritNed joint venture.
US Includes LNG storage, LNG road transportation, unregulated transmission pipelines, US gas fields and home energy services.

This Operating and Financial Review describes the main trends and factors underlying our development, performance and position during the year ended 31 March 2009 as well as those likely to affect us in the future. It has been prepared in line with the guidance provided in the Reporting Statement on the Operating and Financial Review issued by the UK Accounting Standards Board.

18     National Grid plc Annual Report and Accounts 2008/09

Organisation and structure
Organisation and structure

Organisation
Our organisational structure and executive responsibilities ensure a balance between activities that are local, by lines of business and those that are common throughout National Grid.
The Board of Directors has overall responsibility for the governance, strategy and management oversight of National Grid. The Executive Committee, led by the Chief Executive, is responsible for day-to-day management of National Grid and for the execution of our strategy as approved by the Board.
Board of Directors
Executive Committee
Chief Executive Steve Holliday
Finance and shared services Steve Lucas
Transmission Nick Winser	Gas Distribution Mark Fairbairn
Electricity Distribution & Generation Tom King	Non-regulated businesses* and other (including corporate functions and information services)

*	Responsibility for each of our non-regulated businesses is allocated to the Executive Directors based on the nature of each business
In addition to the Executive Committee, the Board has also established a number of other committees that assist in exercising governance over National Grid’s activities, including the Audit, Finance, Nominations, Remuneration, Risk & Responsibility, and Disclosure Committees.
More information on the roles of the Board and these committees is available in the Corporate Governance section on pages 90 to 99.
Business and geographic analysis
Our continuing operations are organised by lines of business as follows:

Business analysis 2008/09
Continuing operations

Our businesses are divided between the UK and the US as follows:

Geographical analysis 2008/09
Continuing operations

The charts show revenue and adjusted operating profit from continuing operations for the year ended 31 March 2009. Adjusted operating profit excludes exceptional items, remeasurements and stranded cost recoveries.
Revenue in the US includes commodity charges to customers for the energy they use, and on which we make no margin; revenue in the UK does not include such charges.
History
National Grid originated from the restructurings of the UK gas industry in 1986 and the UK electricity industry in 1990. We entered the US electricity delivery market in 2000 in New England and expanded into upstate New York in 2002. We increased our UK wireless infrastructure activities in 2004 and in 2005 we sold four UK regional gas distribution networks.
In 2006, we acquired the gas distribution network in Rhode Island and in 2007, we acquired KeySpan. We sold our UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia during 2007. In 2008, we sold the Ravenswood generation station.
Key milestones

1986	British Gas incorporated as a public limited company

1990	Electricity transmission network in England and Wales transferred to National Grid on electricity privatisation

1995	National Grid listed on the London Stock Exchange

1997	British Gas (BG) demerged Centrica

1997	National Grid demerged Energis

2000	Lattice Group demerged from BG and listed separately

2000	New England Electric System and Eastern Utilities Associates acquired

2002	Niagara Mohawk Power Corporation merged with National Grid in US

2002	Merger of National Grid and Lattice Group to form National Grid Transco

2004	Acquisition of UK wireless infrastructure network from Crown Castle International Corp.

2005	Sales of four UK regional gas distribution networks and adopted National Grid as our name

2006	Acquisition of Rhode Island gas distribution network

2007	Sales of UK and US wireless infrastructure operations and of the Basslink electricity interconnector in Australia

2007	Acquisition of KeySpan Corporation

2008	Sale of the Ravenswood generation station

The history of operations that are now part of National Grid actually dates back much further than the dates above. For example, the first national gas company in the UK commenced operations in 1812.

National Grid plc Annual Report and Accounts 2008/09     19

Operating and Financial Review
External market and regulatory environment
External market and regulatory environment

Markets in which we operate
The principal markets in which we operate are the electricity and gas markets in the UK and the northeastern US.
The generation and supply of electricity and gas in the UK and in most states in the northeastern US are competitive in that consumers can contract with different suppliers to obtain the energy they need. Those suppliers are then responsible for sourcing that energy from electricity generators or from gas extractors or importers as appropriate, as well as arranging for that energy to be delivered through physical delivery networks. These networks, including the ones we operate, are generally monopolies in their local areas as, for the majority of consumers, there are no alternative methods of receiving electricity or gas.
Energy delivery in the UK
In the UK, domestic and commercial consumers contract directly with energy suppliers who obtain the energy required from electricity generators and gas shippers.
In general, energy is transported through electricity or gas transmission networks to regional electricity or gas distribution networks that then deliver energy to consumers on behalf of suppliers. Certain end customers, primarily large industrial users, receive electricity or gas direct from the relevant transmission network.
We are the owner and operator of the high-voltage electricity transmission network in England and Wales, operator (but not owner) of the two electricity transmission networks in Scotland and owner and operator of the gas national transmission system and of four of the eight regional gas distribution networks in Great Britain. We charge energy suppliers, electricity generators and gas shippers for our services, which they then incorporate into the prices charged to end consumers.
The other principal infrastructure owners and operators in the UK are EDF Group, which owns three electricity distribution networks, Scottish & Southern Energy, Iberdrola, E.ON, Western Power Distribution, and MidAmerican Energy, each of which own two electricity distribution networks, and Electricity North West, which owns one electricity distribution network. Scottish & Southern and Iberdrola also each own an electricity transmission network in Scotland, which we operate in both cases. The gas distribution networks in Scotland and southern England are owned by Scotia Gas Networks, in the north of England by Northern Gas Networks and in Wales and the west of England by Wales & West Utilities.
Energy delivery in the northeastern US
In most states in the northeastern US, consumers are able to purchase their energy through independent energy suppliers. While a number of large customers have chosen suppliers other than the local utility provider, the majority of residential and small commercial consumers still purchase electricity or gas from their local electricity or gas distribution network business.
The major alternative fuel source to gas is oil, which is used by many consumers for domestic heating purposes.
Electricity is transported either directly from generators into local electricity distribution networks or via electricity transmission networks, while gas is obtained from import terminals or inter-state pipelines and then transported through local gas distribution networks. Certain end customers, primarily large industrial users, receive electricity or gas directly from the electricity transmission networks or inter-state gas transmission pipelines.
Our US electricity and gas distribution businesses support regulatory policies that encourage customers to purchase their energy from independent suppliers. Where this occurs, we deliver that energy to consumers on behalf of those suppliers. For the majority of consumers in our operating areas who continue to purchase their energy from us, we source energy from electricity generators or gas suppliers on behalf of our customers in accordance with regulatory approved arrangements. We are generally responsible for billing customers both for our delivery services and for electricity and gas consumed (on which we do not charge any additional margin).
On Long Island, we operate the electricity transmission and distribution network on behalf of its owner, the Long Island Power Authority (LIPA). We own numerous electricity generation plants on Long Island that supply power under contract to LIPA.
Electricity transmission and distribution networks, including the ones we own, are members of the regional transmission operators or independent system operators that have the responsibility for balancing electricity supply with demand and for the reliability of the regional transmission network. Gas distribution networks, including the ones we own, are each responsible for balancing gas supply with demand within their respective distribution area.
There are more than 25 companies and organisations that own or operate energy delivery infrastructure in the northeastern US, including National Grid, Consolidated Edison, NSTAR, Iberdrola and Northeast Utilities.

20     National Grid plc Annual Report and Accounts 2008/09

Other areas in which we operate
Our other businesses primarily operate in energy related markets in the UK and the US or are directly connected to our regulated businesses as described above. This includes our metering services businesses in the UK, incorporating our legacy regulated metering business which owns approximately 80% of the domestic gas meters in the UK and our competitive metering services business which has about a 9% market share of the domestic gas meters in the UK. In addition, we have a significant property portfolio and management business.
Regulation
Due to our position in, and importance to, the economies we serve, our electricity and gas transmission and distribution businesses are subject to UK, European Union and US federal and state laws and regulations. Therefore, we have multiple regulators, each of which exercises power over how we operate within their respective jurisdictions.
Our businesses are also subject to safety legislation in the UK and the US, which is enforced by the Health and Safety Executive (HSE) in the UK and by federal safety bodies and state and local authorities in the US. Our UK gas operations work under a permissioning regime, whereby our organisation, processes and procedures are documented in safety cases that are subject to acceptance by the HSE.
Our principal market regulators and associated rate plans and price controls can be summarised as follows:

UK
In the UK, energy networks are regulated by the Office of Gas and Electricity Markets (Ofgem).
Ofgem operates under the direction and governance of the Gas and Electricity Markets Authority and has established price control mechanisms that restrict the amount of revenue that can be earned by regulated businesses.

We have eight price controls in the UK, comprising two for our UK electricity transmission operations, two for our gas transmission operations, and one for each of our four regional gas distribution networks. These price controls provide a financial incentive to invest, as we receive a return on efficiently incurred capital expenditure that increases our regulatory asset base, and also provide incentives by which we can gain or lose for our performance in managing system operation, in controlling internal costs, and for our service quality.

US
In the US, public utilities are regulated by the Federal Energy Regulatory Commission (FERC) and by utility commissions in each of the states, including the New York Public Service Commission, the Massachusetts Department of Public Utilities, the Rhode Island Public Utilities Commission and the New Hampshire Public Utilities Commission. These US regulators set service standards, determine allowable levels of return and usually approve mergers and acquisitions of public utilities. The FERC also regulates public utility holding companies, including the US business of National Grid.

We have four electricity rate plans and nine sets of gas rates in the US, covering our electricity distribution operations in upstate New York, Massachusetts, Rhode Island and New Hampshire and our gas distribution networks in upstate New York, New York City, Long Island, Massachusetts, New Hampshire and Rhode Island. Our electricity rate plan in upstate New York also covers our electricity transmission network in that state. Our rates for our electricity transmission network in New England are subject to federal regulatory approval.
Our rate plans are based on our cost and regulatory asset base, together with a return on capital expenditure. Some rate plans include earned savings mechanisms that allow us to retain a proportion of the savings we achieve through improving efficiency, with the balance benefiting customers. We are also permitted to recover commodity and other pass-through costs which we incur, together with the recovery of stranded costs. Stranded cost recoveries represent the recovery of historical generation related costs for assets that are no longer owned. Our reliability performance under certain rate plans is subject to performance targets established by the relevant regulator, under which we can be subject to monetary penalties for failing to meet those targets.
Our major current UK price control periods and indicative US rate plan periods can be summarised as follows:

*	Based on settlement filed, awaiting approval

†	System operator price control reviews for electricity and gas are not illustrated and are in effect until 31 March 2010
More information about the regulatory environments in which we operate, and on the nature of our rate plans and price controls, is provided in each of the business sections starting on pages 48, 57 and 66.
As a public company with shares and other securities listed on the London and New York stock exchanges, we are subject to regulation by the UK Financial Services Authority, the US Securities and Exchange Commission and the exchanges themselves.

National Grid plc Annual Report and Accounts 2008/09     21

Operating and Financial Review
Current and future developments
Current and future developments

External market developments
Market structure and ownership
There have been no significant changes in either the structure of the UK energy infrastructure market or in ownership during 2008/09.
In the northeastern US, there have been no significant structural or ownership changes to the electricity and gas transmission and distribution networks during the year other than the acquisition by Iberdrola of Energy East, a utility company operating in New York, Connecticut, Massachusetts and Maine in September 2008.
Energy market developments
Despite significant declines in wholesale energy prices since mid 2008, high consumer energy prices have been experienced in both the UK and US markets during the current year. This has led to significant increases in bills to consumers for their energy supplies. The combination of higher energy prices and the current economic climate has lead to a reduction in energy demand for both gas and electricity.
Both the UK and the US energy markets continue to undergo developments driven by the projected increased reliance on imported gas (UK) and unconventional gas sources (US), on new sources of electricity generation, including renewables, and increased focus on security of supply. In the UK, the energy sector faces significant challenges relating to the declining gas reserves in the North Sea, meeting the Government’s targets on renewable generation, and significant levels of retirement of the current power generation fleet.
As a consequence of the decline in gas production from the North Sea, our latest forecast is that the UK will import around 50% of its gas requirements by the end of the decade.
National Grid has led a major assessment of the UK electricity transmission system, and the changes needed to ensure that renewable targets can be met. The assessment considered the potential locations and volume of renewable generation and the network requirements to connect it. We identified a requirement for £4.7 billion of transmission investment by 2020.
March 2009 saw the completion of the competitive tender process for round three of the offshore wind leasing programme by The Crown Estate for the nine offshore development zones. These zones have the potential to deliver up to 25 GW of offshore wind renewable generation.

Illustration of the nine zones put forward by The Crown Estate for potential offshore wind projects in round three

This year has seen a significant increase in nuclear connection requests and in April 2009 the Government released its list of 11 potential sites for the development of new nuclear power plants.
During April 2009, the UK Government announced its commitment to the development of future carbon capture and storage networks.
These changes are expected to impact all our electricity and gas transmission networks. In particular, they will require significant investment in our UK electricity and gas transmission networks, while in the US asset replacement and renewable power developments will require increasing investment in our US electricity transmission and distribution networks.
In December 2008, phase II of our LNG import terminal on the Isle of Grain was commissioned. Progress is continuing on phase III with commissioning expected in 2010. Once fully commissioned, it is anticipated that our facility will have the capacity to import approximately 20% of the UK’s gas demand.
In the US, the administration change has brought an increased political desire to tackle the issues around climate change and security of supply. The development of smart grid technologies is expected to enable more efficient use of the transmission and distribution grid, lower line losses, facilitate greater use of renewables and provide information to utilities and their customers that will lead to greater investment in energy efficiency and reduced peak load demands.
Regulatory developments
UK and European regulatory developments
During the year ended 31 March 2009, there were a number of legislative changes in the UK including the introduction of new consumer arrangements, which incorporate an energy ombudsman scheme to deal with consumer complaints and a new Energy Act facilitating a roll out of smart meters in the UK by 2020.
In March 2008, Ofgem announced a review of the current RPI–X based regulatory framework. It is a two year assessment (RPI-X@20) of the current regulatory regime and its ability to address the challenges facing energy networks in the future. The outcome of this review is unlikely to impact our current regulatory settlements, but could influence future price controls from 2012.
In December 2008, the European Union approved a number of environmental proposals. Legally binding national targets have been established that dictate the proportion of energy production to be provided from renewable sources by 2020. For the UK the target is 15%. In order to achieve this, it is believed the proportion of electricity generated by renewable sources will need to rise to around 35%. At present, it is unclear specifically how these targets will impact National Grid, however, they will significantly influence the UK regulatory framework and UK price control reviews in the future.
The European Commission’s third package of legislative proposals for the European gas and electricity markets has been submitted for final adoption by the EU Council of Ministers, following approval by the European Parliament in April 2009. The new legislation consists of two directives on rules for the internal gas and electricity markets, two regulations on conditions for access to those markets, and one regulation establishing an Agency for the Cooperation of Energy Regulators. The original legislation, published in September 2007, contained measures to force

22     National Grid plc Annual Report and Accounts 2008/09

energy companies to unbundle their transmission businesses from supply and generation activities. The revised draft proposals include alternatives to full unbundling. Adoption is expected in summer 2009.
US regulatory developments
The principal US regulatory policy developments continue to focus on reducing carbon emissions, involving the need for significant increases in energy efficiency and the development of renewable generation. State regulatory commissions and other policy makers in the various jurisdictions are taking different approaches, including the establishment of targets for reductions in electricity load growth, utility energy efficiency programmes, and renewable generation. There is also an ongoing debate about the potential for revenue decoupling mechanisms to address disincentives to implementing energy efficiency programmes. Massachusetts and New York regulatory bodies have instructed utilities to file decoupling proposals as part of their next rate cases. There is also an increasing interest in exploring the deployment by utilities of smart grid technologies.
At the federal level, the new administration and congress have focused new energy and environmental legislation in two main areas: the economic stimulus bill and emerging comprehensive climate and energy legislation. In February 2009, the $787 billion American Recovery and Reinvestment Act was passed. The Act, which covers all sectors of the economy, has significant provisions for the energy industry, including amounts for the expansion of the electricity transmission network with focus on smart grid development, a broad array of energy efficiency programmes, clean fuel transportation incentives, and research and development programmes.
There is also a high priority on passing comprehensive climate change and energy policy legislation in 2009, including a proposal for a cap and trade regime that would reduce carbon emissions over 80% by 2050.
Price controls, rate plans and other agreements
UK price controls
New price controls with respect to our role as owner of four of the eight gas distribution networks in the UK, covering the period from 1 April 2008 to 31 March 2013, came into effect and have been implemented successfully. The key elements are a 4.3% post-tax real rate of return (equivalent to a 4.94% vanilla return) on our regulatory asset value, a £2.5 billion baseline five year capital expenditure allowance and a £1.6 billion five year operating expenditure allowance. We were subject to one year system operator price controls for our electricity and gas transmission operations for 2008/09. One year system operator price controls for our electricity and gas transmission operations for 2009/10 have been agreed with Ofgem.
US rate plans
We were granted a $13.6 million (£9.5 million) gas distribution rate increase in Rhode Island, effective 1 December 2008. In New Hampshire, we reached settlement in our gas distribution rate application on all issues with the exception of the return on equity. The rate increase is dependent on the outcome of the litigation on the return of equity issue.
We have also filed, or are planning to file, rate plan applications that would increase gas distribution rates in upstate New York, increase electricity generation rates on Long Island and increase electricity distribution rates in Massachusetts and Rhode Island.
We have also applied for deferred recovery of incremental investment, and deferred recovery of electricity related costs and revenue items in upstate New York.
Other agreements
We have agreements with the Long Island Power Authority (LIPA) for the period until 2013 with respect to our role as operator of their electricity transmission and distribution network on Long Island. Our agreements with LIPA also give them an option to purchase one generation plant that we own, and cover our provision of energy procurement and management services.
We also have a joint venture arrangement with TenneT to construct an electricity interconnector between the UK and The Netherlands and an agreement with Elia to explore the feasibility of constructing an electricity interconnector with Belgium.
Alliance contracts with various contractors have been entered into by the Gas Distribution businesses in the UK and Transmission businesses in the UK and US. These contracts establish a framework for contractors to carry out capital investment projects. Under the terms of the agreements our supply chain partners share in the risks and rewards, and are jointly responsible with us for work delivery.
We have contracts with E.ON, Iberdrola and Centrica for a further 6.7 billion standard cubic metres of long-term LNG importation capacity at our Isle of Grain LNG importation terminal in the Thames Estuary, this being phase III of our development of this facility. Work commenced during 2007 and a contract has been awarded to CB&I to deliver the second jetty, an additional 190,000 cubic metre storage tank and associated works (phase III). National Grid is planning to invest approximately £300 million (excluding capitalised interest and expenditure associated with gas blending) in phase III of Grain LNG.
Legal and related matters
An update on the ongoing Metering competition and KeySpan Department of Justice investigations that were reported in last year’s Annual Report and Accounts is provided on page 85. In October 2008, we informed and launched a joint investigation with Ofgem into the misreporting of gas distribution mains replacement activity, further details of this are also provided on page 85.

National Grid plc Annual Report and Accounts 2008/09     23

Operating and Financial Review
External relationships
External relationships

We aim to enhance our relationships with all our external stakeholders including investors, customers, regulators, governments, suppliers and the communities in which we operate.
Investor relations

Our aim is to ensure that the value of our business is reflected in our share price. We aim to make National Grid attractive to debt investors so that we can finance our operations as effectively as possible.

We continue to be active in communicating with equity investors, conducting over 300 investor meetings during the year, maintaining a presence at 18 investor conferences, presenting to 10 broker sales teams and holding 2 investor days in October 2008.
One of our objectives is to increase the number of shareholders in the US and one of our investor days was a presentation to our US investors.
We also presented to debt investors in 12 countries including Japan, across Europe and North America.
We also operate a shareholder networking programme, the aim of which is to allow shareholders to gain a better understanding of the business. The programme includes visits to operational sites and presentations by senior managers and employees.
Customers, regulators and governments

The primary concern of our customers, regulators and governments is that we deliver a safe, reliable and efficient service, now and into the future. Hence our relationships reflect the quality of our operational performance.

For customers, it is important that we treat them with respect, that we communicate clearly and that we make interaction with them as straightforward as possible. Our focus on customer service and operational excellence is also a critical component of our relationship with our regulators and governments, underpinning the building of trust with both. This involves being responsive to the needs of our regulators for high quality information, complying with rules and regulations, operating in an ethical way and, most importantly, delivering on our promises.
In the UK, we continue to work very closely with Ofgem on the renewal of our electricity and gas transmission and gas distribution networks, and in expanding those networks to meet new and changing demand. In addition, we seek to maintain a professional approach with Ofgem in areas where we disagree, in particular with respect to their investigation into metering services in the UK as discussed on page 85.
In the US, we strive to achieve and maintain strong working relationships with our state regulatory commissions and the Federal Energy Regulatory Commission.
Suppliers

We aim to work in partnership with our suppliers, developing constructive relationships and working together effectively. Our objective is to develop contractual arrangements with our suppliers that align their interests with our own as far as possible and share financial risks appropriately.

Our objective is to use the scale and breadth of our activities to get the best value for money from our suppliers. We continue to work in partnership with our suppliers, developing constructive relationships and working together effectively. Our focus in these areas has increased, in response to the greater uncertainties from credit market volatility and the global economic downturn.
We have developed our procurement operating model further over the past year and details of this are provided on page 34.
A key element of our approach in creating a new procurement operating model includes placing increasing emphasis on the linkages between procurement and our overall business strategy.
In addition, as an enhancement to our commercial focus, we are explicitly investing in skills and capabilities to help deliver our social and environmental ambition.
Collectively, all of the areas we have developed or are working towards make National Grid an attractive company to do business with. They also enhance our ability to drive value from our supply chain and provide an excellent opportunity for suppliers who are aligned to our approach and ambition.
Community involvement

National Grid’s role in the community supports our ambitions, and is delivered through a sustained and consistent approach.

We have completed an external review of our community activities and we have developed a new community impact framework. We have set targets to improve our community profile around our key themes of education and skills, energy and environment, and community investment. Our key aims are:
▪	to improve employee engagement in Company community activities;
▪	to maintain and improve our supply of talent by promoting science, technology, engineering, and maths subject take up and achievement in schools;
▪	to use volunteering to develop employee skills; and
▪	to strengthen our corporate reputation.
We continue to use the London Benchmarking Group model to provide a framework for measuring and reporting our community investment contributions, through the capture of spend on the key themes. We invested £10 million (2007/08 and 2006/07: £9 million) in support of community programmes and relationships across our operations in 2008/09.
Working closely with Ofgem, we have developed the framework for connecting fuel poor communities to the gas distribution network under the newly formed Affordable Warmth Solutions Community Interest Company. This will result in the connection of a number of communities to the gas distribution network in the future.
In our 2009 employee engagement survey, 64% (2008: 55%) of respondents considered National Grid makes a positive contribution to the communities in which we operate.

24     National Grid plc Annual Report and Accounts 2008/09

Operating and Financial Review
Business drivers
Business drivers

Business drivers
Our principal activities include the operation of complex energy infrastructure networks. Overall, we have a highly developed business with numerous drivers; we continue to seek improvements in our business to maximise returns in the context of these. We consider the following to be our principal business drivers:

Price controls and rate plans
The prices we charge for use of our electricity and gas transmission and distribution networks are determined in accordance with regulator approved price controls in the UK and rate plans in the US. The terms of these arrangements have a significant impact on our revenues.
Their duration is significant in providing stability, allowing us to plan and invest with confidence that we will obtain financial returns.
Our price controls and rate plans contain incentive and/or penalty arrangements that can affect us financially based on performance targets.

Multi-year contracts
Revenues in our Long Island electricity distribution and generation operations are subject to long-term contracts with the Long Island Power Authority.
In addition, revenues in our UK metering services businesses and our Grain LNG importation terminal are determined by contractual arrangements that are long term with ‘blue chip’ customers.

Safety, reliability and efficiency
Our ability to operate safely and reliably is of paramount importance to us, our employees, our contractors, our customers, our regulators and the communities we serve. Our financial performance is affected by our performance in these areas.
Operating efficiently allows us to minimise prices to our customers and improve our own financial performance to benefit our shareholders.

Customer service
The quality of the service we deliver to customers, and the experiences they have when dealing with us, is important as it feeds through to the attitudes of regulators and is also linked to our financial performance.

Capital investment
Capital investment is a significant driver for organic growth.
In our regulated energy networks, the prices we charge include an allowed return for capital investment determined in accordance with our price controls and rate plans. These provide incentives for us to enhance the quality and reach of our networks through capital improvements.
Capital investment in non-regulated assets allows us to develop new revenue streams or to increase revenues from existing assets.

Other investment
Investment in new businesses is also a significant driver of growth, provided we can create value through operational improvements, synergies and financial benefits.
Disposals can crystallise value for shareholders, where the price on offer is better than the long-term return we can obtain ourselves or where a business does not fit with our principal operations.

Inflation and deflation
During periods of inflation, without action to improve efficiency, our operating costs increase each year as a result of wage increases and inflation in external costs. In general, our revenues also increase each year, although not necessarily at the same rate, depending on our regulatory or contractual arrangements. Correspondingly, during periods of deflation our revenues can decrease, the timing and extent of which may not be offset by equivalent reductions in our operating costs. Consequently, our ability to control costs and improve efficiency is important in order to maintain and increase operating profits.

Our price controls in the UK and a proportion of our UK borrowings are linked to retail price inflation, while certain of our electricity and gas regulatory settlements in the US allow us to recover additional distribution revenues if there is a significant change in inflation.

Relationships and responsibility
Our reputation is critical to us. Delivering sustainable value depends on the trust and confidence of our stakeholders and this can only be earned by conducting our business in a responsible manner.

A number of other factors also affect our financial performance but are either less significant than our principal business drivers, or are mitigated by the way our operations are structured:

Weather and volumes
In the US, changes in the quantities of electricity and gas delivered through our transmission and distribution networks may result in an increase or decrease in our revenues. Volumes are affected by weather, consumer demand and network availability as well as other factors. The impact of changing volumes may sometimes be offset by changes in costs or may sometimes result in an under- or over-recovery against our allowable revenues, with a corresponding increase or decrease in revenues in future periods.

Seasonality
Revenues from our gas distribution networks in the US are weighted towards the end of the financial year, as gas demand is typically higher during the winter. In the UK, revenues from our gas transmission and distribution networks are less affected as under our current price control agreements the volume driven component of revenue is relatively small. Seasonality does not have a significant impact on revenues from our other operations.
With the exception of commodity and other volume related costs passed through to customers, our operating costs are generally not seasonal.

Exchange rates
The reported results, cash flows and financial position of our US operations are affected by movements in the US dollar to sterling exchange rate. However, we hedge a proportion of this exposure through the use of US dollar debt and derivative financial instruments.

Commodity and other pass-through costs
We are allowed to recover commodity costs in the US and certain other direct costs in both the UK and the US, through charges to customers. The timing of recovery of these costs can vary leading to an under- or over-recovery within any particular financial period.
We are affected by commodity prices to the extent that they affect our own energy requirements, most significantly gas purchases for the operation of our gas transmission and gas distribution networks. In the US, we are exposed to potential bad debts related to commodity costs, although under the majority of our rate plans our exposure is either fully or partially mitigated by the recovery of such costs in current or future revenues.
Certain US commodity contracts are recorded in our balance sheet at their fair values. Although remeasurements of these are reflected in our income statement, we expect to recover the actual costs incurred from customers in the current or future periods.

Interest rates
The costs of financing our operations are affected by changes in prevailing interest rates, as some of our debt is at floating rates. We hedge some of our exposure to interest rates with fixed-rate debt and derivative financial instruments to maintain a proportion of our debt at fixed interest rates. The cost of funding our future growth is dependant upon future interest rates and the rate at which we can issue debt.

National Grid plc Annual Report and Accounts 2008/09     25

Operating and Financial Review
Vision, strategy and objectives
Vision, strategy and objectives

Our vision is the long term aspiration for National Grid – what we want to be in the future.	Vision
We, at National Grid, will be the foremost international electricity and gas company, delivering unparalleled safety, reliability and efficiency, vital to the well-being of our customers and communities.

We are committed to being an innovative leader in energy management and to safeguarding our global environment for future generations.

Our strategy and objectives are a medium term step in the journey towards the vision – what we are doing over the next few years.	Strategy and Company objectives
We will build on our core UK and US, electricity and gas, regulated business base and financial discipline to deliver sustainable growth and superior financial performance.

▪   Driving improvements in our safety, customer and operational performance
▪   Delivering strong, sustainable regulatory and long-term contracts with good returns
▪   Modernising and extending our transmission and distribution networks
▪   Expanding our capabilities and identifying new financeable opportunities to grow

▪   Becoming more efficient through transforming our operating model and increasingly aligning our processes
▪   Building trust, transparency and an inclusive and engaged workforce
▪   Developing our talent, leadership skills and capabilities
▪   Positively shaping the energy and climate change agenda with our external stakeholders in both regions

Responsibility
Our strategy and Company objectives are underpinned by our commitment to corporate responsibility. We will operate to the highest standards of corporate governance and conduct our business in a lawful and ethical manner.

The vision, strategy and Company objectives flow down into every employee’s annual performance objectives – what we are doing now and how we ensure we achieve our strategy and vision.	Line of sight
Our strategy and Company objectives provide the basis for the annual priorities for each line of business and global function.
These annual priorities form the basis of the objectives for the Executive Directors and flow down the organisation into the individual objectives for every manager and employee. Consequently the actions required to deliver the strategy are allocated and aligned with employee responsibilities.
Our aim is that every employee is able to trace their objectives through to the Company’s objectives, strategy and vision.

26     National Grid plc Annual Report and Accounts 2008/09

Strategy and Company objectives
Our strategy and objectives provide direction and clarity on how we are going to achieve our vision. During the year, we have launched our line of sight framework that establishes a direct link between our strategy and Company objectives and employees’ individual objectives. The fundamental principles behind our strategy and Company objectives are below:
We will build on our core UK and US, electricity and gas, regulated business base and financial discipline to deliver sustainable growth and superior financial performance
Sustainable growth is key to our business and is vital to delivering our promise to shareholders of an 8% dividend growth per annum until 2012. The delivery of superior financial returns within our low risk business model will be through focusing on our core regulated business in the UK and US.
Driving improvements in our safety, customer and operational performance
The safety of our people, contractors and the communities we serve is central to everything we do. We strive for an environment where there are zero work-related injuries and where we set the industry benchmark for world-class safety processes. We will work towards a more consistent and improved experience for all our customers and to achieving top quartile satisfaction rates compared to our peers.
Delivering strong, sustainable regulatory and long-term contracts with good returns
The successful delivery of acceptable regulatory agreements will enable us to recover our investment and costs and earn good returns.
We will negotiate strong sustainable regulatory arrangements to fund our ongoing operational costs and future network investment at acceptable levels of return. We will drive continuous improvement to deliver services and investment as efficiently as possible without compromising safety, reliability and customer service.
Modernising and extending our transmission and distribution networks
The capital investment that is required for security of supply and to meet climate change targets is a significant driver of organic growth. We will maintain a sustainable programme of capital investment. Our infrastructure replacement programme will ensure that we adapt our networks for the future and are able to identify opportunities arising from the changes in sources of energy and technology. We aim to increase our returns on capital expenditure through disciplined management of our workload ensuring investment is delivered on budget, to schedule and within our regulatory allowances.
We will improve our reliability performance by sustained investment and enhanced operational performance. We aim to achieve first quartile reliability performance in the majority of our businesses by 2011/12.
Expanding our capabilities and identifying new financeable opportunities to grow
We will evaluate potential acquisitions and new organic investment opportunities currently outside of our regulatory agreements (such as renewable power and Grain LNG), and pursue those with an acceptable risk return profile that build on our existing regulated business model.
Becoming more efficient through transforming our operating model and increasingly aligning our processes
Owning and operating complementary businesses within the UK and US provides us with a great opportunity to create value for our shareholders. Our aim is to reduce the number of systems that we have and to simplify and standardise processes where possible. This will enable us to drive reductions in controllable operating costs.
Building trust, transparency and an inclusive and engaged workforce
Developing and communicating a clear line of sight between our vision, our strategy and individual objectives is important to help develop trust and transparency with our employees. It will enable them to be actively engaged in the journey towards our vision. It will help them understand the challenges we face and also feel that their contribution is valued. We aim to establish a genuinely inclusive working environment where collaboration and sharing best practice is instinctive in the way we work.
Developing our talent, leadership skills and capabilities
The attraction and retention of talent and the quality of skills and capabilities of our employees are fundamental to the delivery of our strategy. We will establish training, coaching and performance management frameworks enabling the creation of a high performance environment where employees at every level are developed and supported to reach their full potential.
Positively shaping the energy and climate change agenda with our external stakeholders in both regions
Delivering sustainable shareholder value depends on the trust and confidence of our stakeholders. We will build strong relationships with government and regulators, taking a leading role in shaping future energy policy including security of supply and the UK and US regulatory frameworks. We will become a trusted and innovative partner in meeting the changing needs of our customers and local communities.
Performance indicators
We use a variety of performance measures to monitor progress against our objectives. Some of these indicators are considered to be key performance indicators and are set out below. Details of our performance indicators are provided in the performance summary section on pages 28 and 29.

National Grid plc Annual Report and Accounts 2008/09     27

Operating and Financial Review
Performance summary
Performance summary:
Key performance indicators

								Target and
Objective	KPI	Description and performance						page reference

Delivering superior financial performance	Adjusted EPS ‡ †	Adjusted earnings divided by the weighted average number of shares (pence)						To increase See page 30

	Total shareholder return	Growth in share price assuming dividends are reinvested (% cumulative three year growth)						To increase See page 30

Driving improvements in our safety, customer and operational performance	Employee lost time injury frequency rate *	Injuries resulting in employees taking time off work (per 100,000 hours worked)						Zero See page 31

Delivering strong, sustainable regulatory and long-term contracts with good returns	Group return on equity^	Adjusted earnings with certain regulatory based adjustments divided by equity (% – three year average)						To increase See pages 32 and 33

Modernising and extending our transmission and distribution networks	Network reliability		Performance					Measure	Target

			04/05	05/06	06/07	07/08	08/09

		Electricity transmission – UK	99.99998	99.9999	99.9999	99.9999	99.9999%		99.9999

		Gas transmission – UK	100	100	100	100	100%		100

		Gas distribution – UK	99.999	99.999	99.999	99.999	99.9999%		99.999

		Electricity transmission – US	385	348	259	437	266	MWh losses	<303

		Electricity distribution – US	120	141	121	110	114	Mins of outage	<110-120

		See pages 53, 62 and 70 for additional details on network reliability

Becoming more efficient through transforming our operating model	Controllable cost –	Regulated controllable operating costs (£m – comparatives stated on a constant currency basis and inflated to current performance year)						To decrease See page 35

Building trust, transparency and an inclusive and engaged workforce	Employee engagement index	Employee engagement index calculated using responses to our employee survey (%)						To increase See page 35

Positively shaping the energy and climate change agenda	Greenhouse gas emissions # *	Reduction in greenhouse gas emissions against baseline (% – cumulative reduction)						80% reduction by 2050 45% reduction by 2020 See pages 37 and 38

‡	Adjusted earnings per share excludes exceptional items, remeasurements and stranded cost recoveries
†	2007/08 includes continuing operations acquired with KeySpan for the period from 24 August 2007 to 31 March 2008 or as at 31 March 2008
*	2007/08 data restated as if KeySpan acquisition had occurred at the beginning of the year, previously published figure excluding KeySpan was 0.24 for employee lost time injury frequency rate and 38% for greenhouse gas emissions
^	2007/08 results include KeySpan operations on a pro forma financial performance basis assuming the acquisition occurred on 1 April 2007
~	2006/07 and 2007/08 results include KeySpan operations on a pro forma financial performance basis assuming the acquisition occurred at the beginning of the fiscal year
#	2008/09 result not currently available. Result will be published on our website www.nationalgrid.com in July 2009

28     National Grid plc Annual Report and Accounts 2008/09

Performance summary:
Achievements and other performance measures

Delivering superior financial performance			See pages 41 to 47
Adjusted operating profit ‡ †	Interest cover †	Cash generated by
(£m)	Long-term target: range 3.0-3.5	continuing operations † (£m)

Driving improvements in our safety, customer and operational performance			See pages 31 and 32
Injuries to the public * (number) Target: zero	▪ Electricity Distribution & Generation ranked in lower quartile for customer satisfaction in J.D. Power and Associates survey in the US
▪ Employee sickness absence rate was 3.06% in 2008/09, an increase from 2.46% in 2007/08

Modernising and extending our transmission and distribution networks			See page 33
Total capital expenditure †	▪ Phase II of Grain LNG commissioned in December 2008
(£m)	▪ Commencement of the New England East-West Solution (NEEWS) transmission project in the US

Becoming more efficient through transforming our operating model			See pages 34 and 35
▪	Synergy savings of $74 million achieved in the year representing a run rate of $129 million at 31 March 2009

▪	Phase II implementation of common ERP operating platform across UK businesses

▪	Continuing restructuring plans in the US including consolidation of premises. Our new Reservoir Woods office in Waltham, Massachusetts is due for completion in spring 2009

▪	Transformation of operations within the lines of business focused on projects that maximise tangible returns in the near term

Building trust, transparency and an inclusive and engaged workforce			See pages 35 and 36
Proportion of female employees (%)	Proportion of ethnic minority employees (%)	▪ 91.8% response rate in our employee survey (2007/08: 86.4%)
▪ 73% (2007/08: 62%) of employees said that they would recommend National Grid as a place to work
▪ We launched our global inclusion charter that explains what employees can expect from the Company, as well as what National Grid expects from employees

Developing our talent, leadership skills and capabilities			See pages 36 and 37
▪	Recruited a total of 272 advanced apprentices, foundation engineers and graduates in the UK

▪	Launched workforce planning as a methodology to identify and proactively address the gaps both in people and skills necessary to deliver our strategy

▪	Launched two new management development programmes

Positively shaping the energy and climate change agenda		See pages 37 to 39
Significant direct environmental incidents * (number) Target: zero	▪ Steve Holliday member of the RPI-X@20 advisory panel looking at regulation and future energy challenges in the UK
▪ 80% of employees working to certified ISO 14001 systems

‡	Adjusted operating profit excludes exceptional items, remeasurements and stranded cost recoveries
†	2007/08 includes continuing operations acquired with KeySpan for the period from 24 August 2007 to 31 March 2008 or as at 31 March 2008
*	2007/08 excludes KeySpan operations
Following a realignment of our strategy and Company objectives during 2008/09 some of our KPIs and other performance measures are still under review – any new performance measures identified as a result will be reported in the 2009/10 Annual Report and Accounts.

National Grid plc Annual Report and Accounts 2008/09     29

Operating and Financial Review
Performance against our objectives
Performance against our objectives

Our performance and the progress we have made against the objectives we have set ourselves are described below and on the following pages. This includes commentary on our financial results on pages 41 to 47 and information on the performance and financial results of each business in the business sections on pages 48 to 78.
We measure the achievement of our objectives through the use of qualitative assessments and through the monitoring of quantitative indicators, called key performance indicators (KPIs). In line with our operating objectives, we use both financial and non-financial KPIs. Where relevant, KPIs are used as our primary measures of whether we are achieving our objectives. However, the scale and size of our operations means we use many other detailed performance measures in addition to KPIs. We also use KPIs to measure performance against our principal aim of sustainable growth and superior financial performance building on our core UK and US regulated business base. We use qualitative assessments to judge progress against our objectives in areas where numerical measures are less relevant.
During 2008/09, we have realigned our strategy and Company objectives. As a result we have undertaken a detailed assessment of our performance measures that resulted in a rationalisation of our performance indicators, directly aligning them with our objectives and providing a clear distinction between key performance indicators and our other performance indicators. This revised presentation is illustrated in the performance summary on pages 28 and 29. We have also introduced two new KPIs regarding the measurement of our efficiency relating to the transformation of our operating model and the engagement of our employees. The new efficiency KPI measures the year-on-year movement in our regulated controllable operating costs on an inflation and foreign exchange adjusted basis. The new employee engagement KPI uses an employee engagement score derived from our annual employee survey administered by Sirota, an independent consultancy firm. We have retained the KPI for greenhouse gas emissions reduction but, due to a change in the timing of when gas leakage performance data are reported by the four UK gas distribution network owners through Ofgem, this year’s performance data is not currently available. It is anticipated that the current year’s performance data will be available in July 2009 and will be presented on our website. Going forward, the year-on-year performance presented in the Annual Report and Accounts will continue to lag by one year.
We are currently developing a new KPI to monitor our performance on customer service. We will define and report our performance against this new KPI in next year’s Annual Report and Accounts.
Last year’s comparative figures for certain performance indicators incorporate the KeySpan acquisition. In particular, financial KPIs reflect the results of operations acquired from their acquisition on 24 August 2007, together with the associated increase in interest expense on debt used to finance the acquisition.
Delivering superior financial performance
We aim for superior financial performance, to deliver returns appropriate to our risk profile and to be financially disciplined. We also aim to ensure that the value we create is reflected in our share price.
Shareholder returns

We aim to increase our dividend each year to ensure shareholders receive an appropriate level of return on their investment in us. We also endeavour to communicate with investors so that as much as possible of the value that we create is reflected in our share price to the benefit of shareholders.
We measure our overall performance through total shareholder return, being the increase in our share price over the course of the financial year, assuming dividends are reinvested.

Total shareholder return

Total shareholder return
% cumulative three year growth

We measure total shareholder return on a cumulative three year basis. Cumulative total shareholder return between 1 April 2006 and 31 March 2009 was 6%.
The 6% three year cumulative return represents a strong annual return in 2006/07 partially offset by falls in 2007/08 and 2008/09. These recent reductions over the last two years have occurred in an environment of significant instability in the financial markets and sharp declines in global share indices. We believe that our 6% shareholder gain, in the context of a 34% fall in the FTSE 100 UK share index in the same period, illustrates our low risk, stable business model combined with the potential for strong organic growth and our strong dividend policy.
Earnings

We aim to increase our adjusted earnings each year to support our dividend policy and return value to our shareholders.
The key performance measure we use to monitor our overall performance on earnings is adjusted earnings per share.

Adjusted earnings per share
pence

30     National Grid plc Annual Report and Accounts 2008/09

50.9p	6%	£597m	17%

Adjusted earnings per share	Increase in adjusted	Returned to shareholders through	Reduction in employee lost
	earnings per share	the share repurchase programme	time injury frequency rate

Adjusted earnings per share for 2008/09 increased by 3.1 pence, an increase of 6% compared with 2007/08 (2007/08: increased by 9.5 pence, an increase of 25% compared with 2006/07).
This increase reflected the higher adjusted profit for the year from continuing operations and the effects of the share repurchase programme that returned £597 million of value to shareholders (2007/08: the increase in adjusted profit from continuing operations and £1,516 million returned under the share repurchase programme).
A more comprehensive analysis of our financial performance is provided on pages 41 to 47. This includes a description of, and our reasons for using, adjusted profit measures on page 42.
Driving improvements in our safety, customer and operational performance
We aim for operational excellence by performing to the highest standards of safety and by improving customer service.
Safety

Safety is paramount. Our most important goals are: to ensure that members of the public are not injured as a direct result of our operations; to deliver a working environment where there are zero work-related injuries and illnesses; to reduce gas leaks on our distribution networks; and to improve the health of our employees so they are fit for work every day.
We use a range of indicators to monitor our performance including: members of the public injured as a direct result of our operations; employee lost time injury frequency rate; kilometres of gas distribution mains replaced in the UK; and employee sickness absence rate. Our key performance indicator is our employee lost time injury frequency rate.

Operating major hazard sites and pipelines means we remain vigilant to process safety risks as well as personal safety risks. During the year, there was one serious explosion in the UK and three explosions in the US as a result of escapes from our gas distribution networks. In the UK, we continue to replace our metallic gas mains in line with a programme agreed with the Health and Safety Executive (HSE) to reduce the risks of this type of incident. In the US, we continue to implement targeted replacement programmes to reduce the risk of incidents. In the last year, we have implemented revised processes to manage gas escapes in the UK satisfying the requirements of an enforcement notice served by the HSE.
We have continued to embed our trusted to work responsibly approach that builds on our well established safety framework and gives greater ownership for safety to our employees. We received external plaudits for this approach with the Safety and Health Practitioner/Institution of Occupational Safety and Health award for the best campaign of 2008, and the Confederation of British Industry publishing a case study on ‘trusted’.
Employee safety
We report our lost time injury frequency rate, expressed as lost time injuries per 100,000 hours worked, as a key measure that can be compared with other companies. This rate takes into account the number of employees and the hours worked. As well as reporting our lost time injury frequency rate, we also report the number of lost time injuries.
This is the first year we have included parts of the business that were acquired with KeySpan. This increase in the size of the organisation is the reason for an increase in the number of lost time injuries to 140 in 2008/09 compared with 88 in 2007/08 and 97 in 2006/07. KeySpan had a lower level of safety performance than the existing business and this has contributed to the lost time injury frequency rate rising slightly to 0.25 in 2008/09 compared with 0.24 in 2007/08 and 0.24 in 2006/07. If KeySpan had been included in the 2007/08 performance indicators, there would have been 157 lost time injuries with a rate of 0.30. Therefore, on a comparable basis performance has improved. The results prior to 2007/08 did not include KeySpan and so are not directly comparable. Definitions for lost time injury and lost time injury frequency rate are included in the glossary on page 195.
The principal causes of lost time injuries to our employees are road traffic collisions, musculoskeletal injuries, impact injuries, and slips, trips and falls. Behavioural change initiatives have been targeted in these areas to improve performance.

Employee lost time injury frequency rate

Per 100,000 hours worked	Target: zero

2007/08 data restated as if KeySpan acquisition had occurred at beginning of year. Previously published figure, excluding KeySpan, was 0.24.
In our 2009 employee engagement survey, 74% (2008: 71%) of respondents felt confident that safety concerns or issues raised would be addressed. In 2009, 76% (2008: 73%) of respondents also considered that National Grid never compromises safety in order to meet other goals.
Employee health

Employee sickness absence rate

%	Target: zero

Data prior to 2008/09 excludes KeySpan.
Improving the health and well-being of our employees continues to be a major focus for National Grid. For several years we have had a comprehensive occupational health service to deal with work related health issues. We are now extending our approach to look at the health and well-being of our employees in a more holistic way. As well as the obvious benefits to individuals, there are significant business and societal benefits to having a fit and

National Grid plc Annual Report and Accounts 2008/09     31

Operating and Financial Review
Performance against our objectives continued

healthy workforce. In January we launched a new health and well-being strategy to provide a series of innovative initiatives that engage staff and encourage the restoration and maintenance of an individual’s health, function and fitness. An early focus has been cardiovascular risk with screening being offered to UK employees over 45. Over the year, our sickness absence rate increased to 3.06% compared with 2.46% in 2007/08 and 2.48% in 2006/07. Data prior to 2008/09 does not include KeySpan, so is not directly comparable.
Contractor safety
We are committed to the safety of all our workforce, not only direct employees. In 2008/09, there were 108 contractor lost time injuries compared with 105 in 2007/08 and 131 in 2006/07. Data prior to 2008/09 does not include KeySpan, so is not directly comparable. We are very sad to report there have been 3 contractor fatalities in the US: 2 contractors died following an incident while using a drilling rig and 1 died after coming into contact with an energised electricity line.
Public safety

Injuries to members of the public
Number	Target: zero

Data prior to 2008/09 excludes KeySpan.
Includes fatalities, injuries requiring the person to attend hospital and, in the UK, any other injuries reportable under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations (RIDDOR).
The safety of the public in the communities we serve is of prime importance to us. In 2008/09, 52 members of the public were injured as a result of our activities compared with 36 in 2007/08 and 28 in 2006/07, predominantly as a result of road traffic collisions and trips and falls around our street works. Sadly, 1 member of the public died in the US resulting from a road traffic accident.
Gas safety
We discuss our performance relating to consumer gas safety in the Gas Distribution section on pages 60 and 61.
Customer service

We aim to impress our customers with the quality of the services we provide, with our responsiveness when things go wrong, and with our dedication to continued improvement.
We use business specific service quality performance measures to measure our performance in this area.

We will achieve our aim by enhancing or replacing the systems we use, providing our employees with the training, empowerment and support they need to deliver, and by improving the quality of our internal and customer communications.

An implementation programme will begin during 2009/10 to enhance our US customer experience across all areas. This includes ensuring complete alignment of all customer contact activities, streamlining work for the benefit of our customers, and prioritising resolution of customer issues at the first point of contact with National Grid.
In Gas Distribution, we will focus on standardising our practices and maximising collective learning. This will enable us to create a more consistent offering to all our customers. Greater levels of analysis and focus will be given to specific areas of low customer satisfaction.
In our 2009 employee survey, 57% (2008: 47%) of our employees believed National Grid is a good company for customers to do business with.
Further information on our customer service during the year is provided within each of the business sections on pages 53, 61, 69 and 75.
Delivering strong, sustainable regulatory and long-term contracts with good regulatory returns
We will work with our regulators and governments to develop the changes that are required to address climate change and security of supply in a way that is affordable for consumers and ensures timely delivery. Significant levels of investment over the next few years means that it is vital that we optimise our regulatory returns and ensure we are appropriately compensated for our investments.
In the US, we are committed to filing new rate cases whenever current rates do not represent a fair return on our assets. We have made significant progress in rate filings this year, further details of which are provided in the current and future developments section on page 23, and in the business sections on pages 52, 60 and 68.
Regulatory returns

Our aim is to deliver good financial returns compared to the regulatory allowances within our UK price controls and US rate plans and agreements.
We measure the performance of our UK regulated businesses through an operational return metric comparable to the vanilla return defined in the UK price controls. In the US, our performance is measured against the allowed regulatory return on equity under the terms of the relevant rate plan or agreement.

Our performance during the year is measured against each of our UK price controls and our US rate plans. Details of our results are provided in the business sections on pages 53, 61 and 70.
Returns on our investments

We aim to generate value from our investments by improving the operating performance of our networks, by selecting investments that will provide the best return or, in the case of acquisitions, by selecting businesses where we can obtain synergies for the benefit of our customers and our shareholders.
We measure the value we generate from our investments by our consolidated return on equity.

Our group return on equity measure allows us to monitor our performance in generating value from our businesses and from the investments we make. Return on equity is calculated by dividing our annual return by the equity base. The annual return is our earnings

32     National Grid plc Annual Report and Accounts 2008/09

3.06%	10.8%	£3.2bn	£3.4bn

Employee sickness absence rate	Three year average return on equity	Total capital expenditure in 2008/09	Planned total annual capital expenditure for 2009/10

(excluding exceptional items, remeasurements and stranded cost recoveries) plus various regulatory based adjustments. The most significant regulatory adjustments relate to the replacement of IFRS depreciation and capital expenditure with regulatory based treatments, retail price index (RPI) linked UK regulatory asset value indexation uplift, and a pension deficit revenue adjustment. The equity base is invested capital less opening net debt. Invested capital is the opening UK regulatory asset value inflated to mid year based on RPI linked inflation, plus opening US invested capital (excluding stranded cost assets and assets disposed in the year), plus the closing net book value for assets and liabilities of UK based non-regulated businesses, corporate activities and joint ventures. Opening net debt is adjusted for significant individual transactions during the year such as disposal proceeds and share buybacks.
We monitor our performance using a three year average return rather than a return for a specific year. This provides a better measure of our ongoing performance as it helps to reduce short-term fluctuations due to temporary market conditions such as inflation volatility. For 2008/09, our three year average return on equity is 10.8%, down from 11.8% in 2007/08 and 12.0% in 2006/07. Despite an increase in our adjusted earnings during 2008/09, the decrease is primarily driven by UK RPI linked inflation that has reduced the inflation uplift on the regulatory asset value recognised in our return.
Modernising and extending our transmission and distribution networks
Significant capital investment is needed in the next few years to ensure we meet the challenges around the security of supply, renewable generation targets and maintaining and improving the reliability of our networks.
This planned capital expenditure is a significant driver for our future growth.
Reliability

Our principal operations are critical to the functioning of the economies we serve. The reliability of our energy networks is one of our highest priorities after safety.
We use business specific reliability performance indicators to measure our reliability performance.

Our approach to maintaining and improving reliability involves: investing in infrastructure and systems to provide the operational tools and techniques necessary to manage our assets and operations to high standards and investing in the renewal of assets; investing in the skills and capabilities of our people to give them the ability to operate our networks to a high degree of service excellence; maintaining a constant focus on reliability as one of our principal objectives; and ensuring we are proactive about planning to ensure reliability and that we react quickly to factors that could compromise reliability.
Overall we continued to meet or exceed agreed performance targets. More information on the reliability of each of our main businesses is included in the business sections on pages 53, 62 and 70.
Capital investment

Capital investment is one of the principal drivers to future growth, as the majority of the capital investment we make enables us to earn an increased financial return.
The principal measure we use to monitor organic investment is capital expenditure, which includes investment in property, plant and equipment as well as in internally created intangible assets such as software.

Our capital investment plans reflect changing energy infrastructure requirements.
The capital investment programme in our regulated businesses usually takes place within defined regulatory frameworks that permit us to earn a return on allowed investments. Capital investment in our non-regulated businesses is based on the financial return that we expect to generate.
Our planned total annual capital expenditure for 2009/10 is around £3.4 billion and we expect it to remain at around this level over the medium term.

Total capital expenditure
£m

Our total capital expenditure during 2008/09 was £3,242 million compared to £3,054 million in 2007/08 and £2,375 million in 2006/07. More detail on capital expenditure is provided in the business sections on pages 54, 62, 71 and 75.
Expanding our capabilities and identifying new financeable opportunities to grow
We are committed to the growth of National Grid through organic capital expenditure and potential acquisitions of new businesses. Acquisitions will only be considered when we believe we can derive added shareholder value and they can be readily financed without undermining our external credit ratings.
New businesses

We will consider acquiring new businesses in our core markets of electricity and gas delivery in the UK and the US. This may include generation assets where our exposure to commodity price fluctuations is limited.
We use the aggregate of consideration paid and debt assumed to monitor our investment in acquisitions. There is no numerical target as each investment is different and is considered on its own merits. As part of our monitoring of the transformation of our operating model we monitor synergy savings generated following an acquisition (see page 35).

National Grid plc Annual Report and Accounts 2008/09     33

Operating and Financial Review
Performance against our objectives continued

Acquisitions
While there have been no new acquisitions during the current year, this is our first full year of ownership of KeySpan following the acquisition on 24 August 2007 for consideration of £3.8 billion together with the assumption of £2.2 billion of net debt.
The acquisition of KeySpan significantly expanded our operations in the northeastern US. The results of KeySpan’s operations are included in our results since the date of acquisition on 24 August 2007. In note 28 of the financial statements on page 159 we have included pro forma financial information in accordance with IFRS to present our financial results as if the acquisition had occurred on 1 April 2007. The pro forma information has been provided as we believe it provides the user of the financial statements with additional useful information relating to the KeySpan acquisition and aids the comparison of our financial performance between periods.
There were no other acquisitions during the years ended 31 March 2009 or 31 March 2008, while during the year ended 31 March 2007, we completed the acquisition from Southern Union Company of the Rhode Island gas distribution assets for £269 million, including transaction costs of £3 million.
Recent financial market volatility has led most utility companies to conserve cash and refrain from significant acquisitions that require funding through either the debt or equity markets. We continue to monitor the energy market and assess potential targets for strategic fit, good regulatory returns and the potential to add value to our business. If required, we believe that our ability to access the financial markets to fund transactions remains strong.
Exit non-core businesses

Our focus on our energy delivery markets in the UK and the US means that we have sought to dispose of operations deemed to be non-core.
Our principal objective on exiting a business is to maximise the proceeds we can generate from each sale.

Disposals
During 2008/09, we completed the disposal of the Ravenswood generation station for cash proceeds of $2.9 billion (£1.6 billion). Its disposal was a condition of regulatory approval for the KeySpan acquisition.
There were no other significant disposals during the year ended 31 March 2009.
During 2007/08, we completed the disposal of several non-core businesses including our UK and US wireless infrastructure operations and our Basslink electricity interconnector in Australia.
Becoming more efficient through transforming our operating model and increasingly aligning our processes
We are in the process of transforming National Grid in line with our strategy.
Last year we successfully created our lines of business and established our shared services functions for procurement, information services, business development, human resources and finance.
During 2008/09, we have continued to transform our business, however, now that our lines of business and shared services functions are established we are focusing on transforming our operating model within each line of business.
We remain committed to our long-term aim of a global operating model and the convergence of operating principles, processes, systems and organisations. However, in order to maximise our near-term benefits and return on investments, our focus during the current year and in the short term is on maximising efficiencies in the operating model within each line of business.
Through targeted reductions in the number of processes, as well as through their standardisation and simplification, we aim to maximise efficiencies and reduce our costs.
Operating model

Our operating model is based on ensuring that activities are carried out at the most appropriate level, either locally, within lines of business or across National Grid.

Our operating model is focused on the delivery of services to customers, developing the sharing of best practice and positioning ourselves to deliver improvements in operating and financial performance.
In designing and implementing an operating model to deliver our vision of being the foremost international electricity and gas company we believe we can deliver the following:
▪	a significantly improved customer experience;

▪	a high performance culture;

▪	structural changes in the way we operate;

▪	long-term labour agreements that enable us to deliver improved operational performance and rewarding work for our employees;

▪	rationalised locations from which we operate;

▪	refreshed system operation technology;

▪	improved productivity and efficiency; and

▪	advanced decision support tools and analytic capabilities.
Activities during the year
Lines of business – transforming our operating model
Our focus this year has been on the operating model within each line of business. Further information on transforming our operating model during the year is provided within each of the business sections on pages 54, 62, 71 and 76.
Global procurement model
We continue to develop our procurement operating model and are now structured on a strategic spend category basis. This structure drives greater focus in delivering value from our supply chain. We have strengthened our management team and increased the level of international industrial experience in particular, as we seek to improve the performance of this part of our business.
We have implemented new technology tools that better enable our capacity to plan, monitor, report spend and undertake e-commerce events. We have also introduced a system that provides robust financial monitoring services, focusing on our critical suppliers. We have developed common global spend reporting techniques that are able to consolidate information from our different enterprise resource planning platforms. Together, these developments have significantly enhanced visibility and control of spend.

34     National Grid plc Annual Report and Accounts 2008/09

£2,387m	$200m	$129m	91.8%

2008/09 regulated controllable operating costs	Total target synergy savings from KeySpan acquisition	Run rate cost savings from KeySpan acquisition achieved by 31 March 2009	Response rate to 2008 employee engagement survey

We have continued to selectively expand our use of alliance models in our construction activities, in particular developing this model in the US using a rigorous process based methodology to adapt our approach as necessary to suit any structural market differences and to drive value. Overall, as market conditions are affected by current economic uncertainty, we continue to benefit from the closer and more constructive working relationships that can be achieved when project objectives are aligned and financial risks are shared between ourselves and our supplier base.
Efficiency

By improving efficiency, we can constrain the cost of our operations borne by customers and improve returns to shareholders. We review our operations continually to identify opportunities to improve the operational productivity of our assets and our employees and to identify areas in which we can reduce costs or restrict cost increases.
The key performance indicator we use to monitor improvements in our efficiency is our year-on-year movement in regulated controllable operating costs. In addition, we track synergy cost savings related to the integration of KeySpan as a performance indicator, as well as monitoring our overall financial performance.

Regulated controllable operating costs
Controllable operating costs are monitored through the comparison of year-on-year movements in regulated controllable operating costs on a constant currency and inflation adjusted basis. The results illustrated in the graph present 2006/07 and 2007/08 comparatives on a currency adjusted and inflation adjusted basis, as well as including an adjustment to include pro forma KeySpan costs as if its operations were owned for a full year. We believe this provides a comparable measure of our controllable costs on a like-for-like basis. A definition of regulated controllable operating costs is provided in the glossary on page 196.

Regulated controllable operating costs
£m

On a like-for-like basis, during 2008/09 our regulated controllable operating costs slightly increased to £2,387 million compared with £2,332 million and £2,307 million in 2007/08 and 2006/07 respectively.
Regulated controllable operating costs increased by £55 million in 2008/09 compared with 2007/08. If the impact of bad debts is excluded from the cost base the year-on-year increase is only £17 million. Our bad debt costs relate to our US operations. Under the majority of our US rate plans such costs are either fully or partially recoverable from customers in either the current or future periods.
We also monitor our regulated controllable operating costs (on a non inflated basis and excluding bad debts) as a percentage of our total adjusted regulated asset base. Our regulated controllable operating costs as a percentage of our asset base decreased from 8.2% in 2007/08 to 8.1% in 2008/09. The total adjusted regulated asset base represents an estimated mid year position based on opening UK regulated asset values inflated to mid year, plus US rate bases, and an adjustment for a proportion of capital additions and regulatory depreciation.
We believe cost savings will be delivered in the future through the continued development and deployment of our global procurement model and other cost reduction initiatives. Further information on our efficiency and controllable cost initiatives is provided within each of the business sections on pages 55, 63, 72 and 76.
Synergy savings from KeySpan acquisition
We continue to integrate the operations acquired with KeySpan in the US, which will enable us to achieve significant synergies. When we acquired KeySpan we set ourselves a total target of $200 million synergy cost savings by 31 March 2010 along with a target cost savings run rate of $100 million by 31 March 2009.
At 31 March 2009, we had surpassed our run rate target and achieved a rate of $129 million, and therefore are on schedule to achieve our total savings target by the end of 2009/10.
Information on our financial performance during the year is set out on pages 41 to 47.
Building trust, transparency and an inclusive and engaged workforce
In order to maximise the potential of our workforce and achieve our objectives it is important to develop their belief and engagement in National Grid’s vision.
Engagement and performance

To be successful, we will continue to engage our employees to strive for continued improvement. For that purpose our aim is to implement a world-class performance management process.
Our key performance indicator is the employee engagement index based on our independent annual employee survey.

Our approach involves adopting National Grid wide integrated common performance processes and a single set of performance criteria, with pay linked to leadership qualities (how we deliver) as well as operational and financial performance (what we deliver), providing for clearer differentiation between levels of performance.
Employee engagement
In February 2009, we conducted our second annual employee survey. A total of 24,727 employees took part, representing 91.8% of our workforce. During 2008, we undertook intensive action planning at the Company, line of business and individual employee level, to address the key themes of improving communications, providing greater clarity on vision and direction and providing stronger links between performance and reward. The 2009 survey reported a 10% increase in the employee engagement index, up to 70%. Improvements were reported across all survey dimensions, with significant improvements in the areas of vision, direction and communications which were key action items from the 2008 survey. Employees continue to believe National Grid’s safety culture and supportive management are significant strengths but would like to see improvements on how the Company creates the context for change, raises accountability and takes further steps to

National Grid plc Annual Report and Accounts 2008/09     35

Operating and Financial Review
Performance against our objectives continued

create links between performance and reward. Action plans are being developed and will form part of the management annual objective process for 2009/10 to ensure we further build upon this survey success.
Performance management
We are continuing the task of building a high performance culture and, further to our work with senior managers, we have now completed training for the majority of middle and first line managers in the UK and US on ‘performance for growth’, our global performance management system. The process continues to focus on raising the performance bar and supporting high quality conversations. We have established support and challenge groups which continue to review best practice, share knowledge and enable managers to have a peer support network. Our performance programmes are driving stronger personal accountability and the leadership within National Grid is now actively involved in creating a culture where everyone across the business understands that business results are of primary importance and that they can directly influence these.
Inclusion and diversity

In order to develop, recruit and retain talented people, we aim to achieve a more inclusive and diverse workforce, reflecting the composition of the communities in which we operate and to be seen as an employer of choice across diverse communities.
Performance measures we use to monitor our objective of promoting inclusion and diversity include the percentage of female employees and the percentage of ethnic minority employees, along with measuring our employee perceptions.

Following a thorough review of policies throughout National Grid, we have reaffirmed our commitment to inclusion and diversity by highlighting its importance to employee engagement and productivity, the recruitment and retention of talent and our external reputation within our business case.
During the year we launched our global inclusion charter. The charter explains what employees can expect from the Company, as well as what National Grid expects from employees and builds on work in progress throughout the UK and US.
In addition, an inclusion and diversity transition group has been established to develop the necessary communications, governance and human resource processes to support our efforts. Training has continued to offer greater awareness of inclusive behaviours and we have recently launched a new inclusive leadership learning programme.
Employee network groups led the effort in creating and managing a fortnight of events called mobilising inclusion. These events provided an opportunity for employees to learn about all the ways we are different and how we could become more inclusive. We also had the first winner of the Chairman’s award for inclusion and diversity, recognising all the efforts that employees have put in across the business.
We are fortunate to have vibrant employee networks focusing on gender, ethnicity, faith, disability, sexual orientation, families and new starters. They are helping us to understand better the different communities represented within our workforce and to provide support and information to our employees.
At 31 March 2009, 22.6% of our employees were female and 13.2% were from ethnic minority groups. This compares with 22.5% and 12.3% at 31 March 2008 and 23.7% and 7.3% at 31 March 2007 respectively. The results prior to 2008 did not include KeySpan, so are not directly comparable.

Inclusion and diversity
%

Our progress has already received external recognition. We were in The Times/Aurora Where Women Want to Work TOP 50 list for the third year running; made the Stonewall Top 100 for the first time and were short-listed for an ethnicity award. In the US, we scored 100% in the US Human Rights Campaign’s 2008 Corporate Equality Index.
In our 2009 employee survey, 70% (2008: 61%) of respondents considered they were treated fairly by National Grid, while 78% (2008: 76%) of respondents considered that their colleagues treated them with respect and dignity.
We aim to maximise the contribution of our employees by motivating them to strive for continued improvement, developing their skills and talents and promoting a culture that recognises and respects inclusion and diversity.
Developing our talent, leadership skills and capabilities
Identifying, recruiting and developing talented people is critical to our future success.
Talent and skills

We aim to support all our employees so that they can operate to the best of their abilities by creating an environment that allows them to realise their full potential.
Our performance in this area is the qualitative monitoring of our various projects and initiatives aimed at addressing these issues.

We have strengthened our talent management processes in 2008/09, creating talent management plans for senior management and for business critical roles. We are now conducting regular cross-business talent planning sessions using consistent processes to support senior management in developing employees within each business area and to address succession issues. We are carrying out an annual global review of talent for all our businesses and functions and have implemented metrics that will help us track the depth of our talent pool on a regular basis.
Our focus on developing the talent of our current and future business leaders has moved forward with the launch of our developing future leaders programme for senior managers, around 75 of whom will be invited to participate in 2009. We have also launched a foundations of leadership programme for first line leaders and supervisors. It was launched in April with a one day

36     National Grid plc Annual Report and Accounts 2008/09

22.6%	13.2%	45% by 2020	Carbon budgets

Percentage of female employees	Percentage of ethnic minority employees	Our intermediate greenhouse gas emissions reduction target	Being implemented across the Company during 2009/10

orientation of managers of first line leaders so that they are better prepared to support their supervisors’ development. The first training for about 200 front line leaders followed in May and focused on understanding how our business operates and makes money, in addition to understanding the critical behaviours of motivating and managing teams of individuals toward higher levels of performance. The future leaders programme launched in May with a focus on enhancing business acumen and the demonstration of our leadership qualities.
We continue to invest in the recruitment and development of skilled employees for the future, recruiting 184 advanced apprentices, 58 foundation engineers and 30 graduates in the UK. In addition, we are currently reviewing our US approach to bring it into line with our UK efforts. These programmes are designed to facilitate the entrance into National Grid and the training and progression of talented people, with special emphasis on key engineering roles.
Through our e-futures strategy, we continue to organise and sponsor a number of educational initiatives in the UK. These initiatives continue to increase the number and diversity of young people interested in engineering careers and, ultimately, create and sustain a greater pool of skilled talent from which we can recruit. Key to this success has been the dedicated involvement of our employees.
In addition, we have formally launched workforce planning as a methodology to identify and proactively address the gaps both in people and skills necessary to deliver our ambitious business strategies. We are completing the first phase in Transmission UK and are planning on a full National Grid roll out during the coming year.
We will continue to use our annual employee survey to help determine the human resource initiatives we put in place to maximise our employees’ contribution to the delivery of our vision.
Positively shaping the energy and climate change agenda with our external stakeholders in both regions
Our aim is to embrace, address and lead on the current and future issues affecting the energy market. We are committed to safeguarding the global environment for future generations, taking positive action to reduce our contribution to climate change and other impacts on the environment. We strive to be an environmental leader and will work with our UK and US regulators to develop the regulatory framework required to address the changes in future energy supplies.
This year has seen significant changes to UK government policy with the introduction of the Climate Change and Energy Acts, which will implement a wide range of measures including setting carbon budgets on a national scale and enshrining climate change targets in law. In the US, energy policy is expected to change significantly following the administration change. In addition, energy efficiency, security of supply and the cost of energy will be key areas of focus.
Positively shaping the agenda

We aim to take the lead on the energy and climate change issues facing society. We will not allow ourselves to simply react to the initiatives of other relevant bodies. Instead, we will be proactive in leading the agenda to make sure we help safeguard the environment.
Our performance measure in this area is the qualitative monitoring of our contribution to various projects, committees, task forces and other initiatives aimed at addressing these issues.

In the last year, National Grid has raised its profile in the UK and US in the area of climate change. We have partnered with Ceres in the US and with the Worldwide Fund for Nature (WWF) in the UK to seek their review and comment on our internal and external efforts to reduce our climate change impacts and shape our positive influence on legislators and regulators.
We have also been active participants in the UK, with such programmes and organisations as the RPI-X@20 group and Business in the Community, and in the US, with the shaping of state climate change regulations through our membership of the Clean Energy Group and collaboration with other entities such as Environment Northeast.
Climate change

We continued with our climate change initiative and increased our energy efficiency programmes, focusing on initiatives that are cost effective and regulated. We see our 80% greenhouse gas emissions reduction target as being industry leading within the UK and US.
Our key performance indicator to monitor our performance in this area is the percentage reduction in our greenhouse gas emissions against our baseline. We also measure absolute emissions.

As reported last year, we have adopted a long-term target of reducing our Scope 1 and 2 greenhouse gas emissions by 80% against our baseline by 2050. We have now set an intermediate objective of a 45% reduction in our emissions by 2020. These targets remain at the centre of our efforts to identify and implement measures to meet our commitment to safeguard our global environment for future generations. In 2009/10, we will be evaluating the inclusion of Scope 3 emissions into these targets.
This year, we have focused our efforts on educating our workforce on the targets and the means by which we will achieve them. We have conducted an inventory of our greenhouse gas emissions to ensure that we have up-to-date information on the magnitude of the reductions necessary and the areas of the operations where reductions can take place. We have also established internal working teams tasked with developing opportunities to achieve our 80% target.
Our climate change initiative is being embedded in all areas and operations of the Company through the establishment of teams working in such areas as introducing low emission vehicles for our fleets, developing low carbon design features for our asset replacement programmes and incorporating a cost of carbon methodology in our investment decision making processes.
During 2009/10, we will implement carbon budgets. For each financial year, each business will be set a maximum level of greenhouse gas emissions which can be emitted. Subsequent years will see a reduction in these budgets that is needed to achieve our 2020 and 2050 targets.
In 2008/09, we completed a detailed review of our greenhouse gas emission inventory for the year ended 31 March 2008 and included the operations acquired as part of the KeySpan transaction as if we had owned them for the entire year. On this basis, our total Scope 1 and 2 emissions for 2007/08 would have been approximately 12.1 million tonnes CO2 equivalent compared with the approximate 4.1 million tonnes reported.

National Grid plc Annual Report and Accounts 2008/09     37

Operating and Financial Review
Performance against our objectives continued

Emissions from the electricity generating plants on Long Island account for approximately 50% of the total for National Grid.
Currently, we are using a reporting baseline of 1990 for the majority of our greenhouse gas emissions.
As noted on page 30, the 2008/09 performance is currently unavailable. We expect it to become available in July 2009 and it will then be presented on our website.

Greenhouse gas emissions (Scope 1 and 2)
% reduction against baseline	Target: 80%

2007/08 data restated as if KeySpan acquisition had occurred at beginning of year. Previously published figure, excluding KeySpan, was 38%.
Protecting the environment

We will help to protect the environment for future generations and we are committed to continuously improving our environmental performance.
The performance indicators that we monitor in this area include the amount of waste we generate and recycle, activity in land contamination management and the number of significant direct environmental incidents.

At 31 March 2009, approximately 80% of our employees worked to certified ISO 14001 environmental management systems compared to 66% at the same time last year. The main reason for this increase is the certification in November 2008 of the gas operations we acquired as part of the KeySpan acquisition. During 2009, we will be seeking certification of KeySpan electricity operations acquired.
The number of significant environmental incidents in 2008/09 arising directly from our operations was 12, which included 4 contractor-related incidents, compared with 34, including 25 contractor-related incidents in 2007/08 and 40, including 20 contractor-related incidents in 2006/07. Incidents outside of our control resulting from third party or weather-related damage to our networks were 1 compared with 1 in 2007/08 and 13 in 2006/07. The results prior to 2008/09 did not include KeySpan and so are not directly comparable. There was 1 contractor-related prosecution resulting from these incidents. In the US, we received 6 environmental citations in 2008/09 compared with 6 in 2007/08 and 9 in 2006/07, attracting a total of $86,500 in fines. Data prior to 2008/09 does not include KeySpan, so is not directly comparable. In the UK, we received 1 improvement notice.
In our 2009 employee survey, 62% (2008: 55%) of respondents considered National Grid acts responsibly in all its business dealings, including environmental management.

Significant environmental incidents
Direct	Target: zero
Data prior to 2008/09 excludes KeySpan.

Significant environmental incidents
Third party/weather

Data prior to 2008/09 excludes KeySpan.
We manage an inherited portfolio of historically contaminated land including former manufactured gas plants, industrial landfills, former and current gas holders and electricity substations on our transmission and distribution networks. Sites can sometimes have a complex mix of contamination dating back over 100 years.
National Grid manages land contamination issues on 678 sites, the majority of which were previously used for gas production. In the US, this includes obligations in relation to land owned by third parties.
During 2008/09, environmental work stages were completed on 316 sites of which 22 included remediation. As a proportion of the programme in the UK is linked to the redevelopment of brownfield sites, the economic downturn has adversely influenced the number of remediation work stages completed.
We also take seriously the issues that surround electric and magnetic fields. We recognise that there is scientific uncertainty as to whether the electric and magnetic fields that are produced by some of our assets have an effect on health or not, and that this produces public concern. We monitor the science carefully (this year has seen new studies on issues such as Alzheimer’s disease and damage to genes) but we look to relevant independent bodies such as the World Health Organization and the UK’s Health Protection Agency for authoritative advice. In all our operations, as a minimum, we aim to comply with the relevant regulations, guidelines or practices in force in the different jurisdictions in which we operate. In addition, we actively support high-quality research and open communication (including maintaining a website at www.emfs.info) and we look for more constructive and less confrontational ways of handling this issue. All these activities are governed by our public position statement on electric and magnetic fields, which we review annually.

38     National Grid plc Annual Report and Accounts 2008/09

80%	316	63%	Platinum

Percentage of employees working to ISO 14001	Number of sites where environmental work stages were completed	Reduction in significant environmental incidents	Our BITC corporate responsibility index status for the 7th consecutive year

On our website (www.nationalgrid.com), we provide further information on the steps we are taking to reduce our impact on the environment, including our use of natural resources and minimising the impact on the environment of waste.
Responsibility
We believe operating responsibly is essential to the way we conduct our operations, invest in our business, develop our people and manage our relationships. It underpins everything we do and is a prerequisite to delivering our vision to be the foremost international electricity and gas company, delivering unparalleled safety, reliability and efficiency.
We always strive to operate to the highest standards of corporate governance and we believe in strong business ethics, based around our Framework for Responsible Business and our core values of respecting others and valuing diversity, demonstrating integrity and openness in all relationships, taking ownership for driving performance and operating as one team.
Our Framework defines the principles by which we manage our business and our day-to-day dealings with our customers, employees, shareholders, suppliers and local communities. It is underpinned by Company wide policies and position statements that are available on our website.
We continue to enjoy external recognition of our responsible business approach. We remain on the Dow Jones Sustainability World and FTSE4Good indices and maintained a platinum status in the Business in the Community corporate responsibility index; the seventh successive year we have been accorded this top tier ranking. National Grid is a signatory to the United Nations Global Compact.
Our Standards of Ethical Business Conduct provide a common set of practical guidelines to help ensure that our behaviours are lawful, comply with our policies and licences and follow the values set out in our Framework and our core values. In 2008/09, there were 11.3 substantiated breaches per 1,000 employees compared with 11.6 in 2007/08 and 8.0 in 2006/07. Offences include such things as fraud, internet and email abuse, drugs and alcohol abuse and misuse of company vehicles and other assets. We take all breaches very seriously and disciplinary action can range from a verbal warning to dismissal.
In our 2009 employee survey, 66% (2008: 61%) of respondents considered something would be done if they reported an inappropriate business practice or an ethical issue.
More information on our corporate responsibility and business ethics objectives is included in the Corporate Governance section on pages 90 to 99.
On our website, we provide information on our method for assuring the corporate responsibility information and data in this report and our other public corporate responsibility reporting.

National Grid plc Annual Report and Accounts 2008/09     39

Operating and Financial Review
Risks and opportunities
Risks and opportunities

Risks and opportunities
We believe that the principal opportunities to achieve our vision and to deliver growth in shareholder value have been identified in our strategy and objectives. Conversely, we risk failure in achieving our vision and in delivering growth in shareholder value if we do not fulfil our strategy or if we fail to achieve our objectives.

Financial performance
Financial performance and operating cash flows are the basis for funding our future capital investment programmes, for servicing our borrowings and paying dividends, and for increasing shareholder value.

Driving improvements in our safety, customer and operational performance
The operating profits and cash flows we generate are dependent on our operating performance – operating safely, reliably and efficiently and providing a quality service to customers.

Delivering strong, sustainable regulatory and long-term contracts with good returns
Our relationships with our stakeholders are critical to our future success. Maintaining these good relationships is dependent on focusing on the areas that are important to them, such as the quality of service we provide to customers, the quality of information we provide to regulators and the way we address the concerns of, and interact with, all our stakeholders.

Modernising and extending our transmission and distribution networks
Our future organic growth is dependent on the delivery of our capital investment plans. In order to deliver sustainable growth with a superior financial performance, we will need to finance our investment plans. Turmoil in the financial markets may restrict our ability to raise finance.

Expanding our capabilities and identifying new financeable opportunities to grow
Identifying, evaluating, and acquiring new businesses that build on our core regulated operations is important. If we are unable to acquire businesses with the correct strategic fit it will restrict our future sustainable growth and our ability to increase shareholder value. Acquisition of new businesses is dependent on our ability to fund transactions through the issuance of new debt or new shares. Volatility in financial markets may restrict our financing opportunities.

Becoming more efficient through transforming our operating model and increasingly aligning our processes
Transforming the way we operate through the simplification and standardisation of our systems and processes, will drive efficiency and reduce costs. Transforming our operating model will enable us to deliver increased value to our shareholders.
Conversely, if we do not achieve this transformation, or associated benefits in efficiency, then shareholder value will not grow as we hope or will diminish.

Building trust, transparency, and an inclusive and engaged workforce
Our workforce is a vital part of our business and is critical to our future success. Failure to maintain a trusting, engaged, and motivated workforce, who can see how their actions directly contribute to achieving our strategy and objectives will restrict our ability to meet those objectives.

Developing our talent, leadership skills and capabilities
The skills and talents of our employees, along with succession planning and the development of future leaders, are critical to the achievement of our objectives. Failure to develop our existing employees or to attract and recruit talented new employees could hamper our ability to deliver in the future.

Positively shaping the energy and climate change agenda with our external stakeholders in both regions
Safeguarding our global environment for future generations is dependent on integrating sustainability and climate change considerations into our business decisions, influencing legislators and regulators to reshape energy markets to meet the climate change challenge, and helping our employees, customers and suppliers to change their behaviour to be more environmentally aware.

Responsibility
Strong corporate governance is essential to operating responsibly and the achievement of all our objectives. Our reputation as a responsible business depends on our behaviours being lawful and ethical, on complying with our policies and licences, and on living up to our core values.
If we do not live up to these high standards we could be exposed to adverse financial or other consequences.

Risk management
Our approach to risk management is described in the Corporate Governance section on pages 96 and 97. This sets out how we have established an enterprise wide risk management process with the objective of identifying risks that could have an adverse impact on National Grid.
In addition, information on how we have addressed certain of our financial risks is included in the financial position and financial management section of this Operating and Financial Review on pages 79 to 86.
Risk factors
Through our risk management process, we have identified a number of significant risks and uncertainties in achieving our objectives as follows:
▪	changes in laws or regulations;
▪	breaches of environmental or health and safety law or regulations;

▪	network failure or inability to carry out critical non-network operations;

▪	achievement of business performance objectives, including regulatory targets and delivering anticipated cost and efficiency savings;

▪	business development activity, including acquisitions and disposals;

▪	regulatory treatment of commodity costs passed through to consumers;

▪	reputation damage from disruptions to supply, even if outside our control;

▪	fluctuations in exchange rates, interest rates and commodity prices and their impact on borrowings, derivatives and commodity contracts;

▪	restrictions in borrowings, changes in credit ratings, volatility and disruption of global financial markets, reduced liquidity and access to funding opportunities;

▪	periods of deflation;

▪	future funding requirements of our pension schemes;

▪	changes in accounting standards or in tax rates;

▪	consumers, suppliers or other counterparties failing to perform their obligations; and

▪	impact of seasonal or weather-related fluctuations.
Not all these factors are within our control and, in addition, there may be other factors besides those listed that may have an adverse effect on National Grid. These risk factors are described in more detail within the Corporate Governance section on pages 97 to 99.

40     National Grid plc Annual Report and Accounts 2008/09

Financial performance
Financial performance

Our performance against the key performance indicators for delivering superior financial performance is described on pages 30 and 31. In the following section we provide a more detailed analysis of our financial results.
Financial discipline

In order to deliver sustainable growth we must be disciplined in the way we manage our balance sheet. This means that we will return cash to shareholders to the extent it is not required for our investment objectives.
The principal measure we use to monitor financial discipline is interest cover, being a measure of the cash flows we generate compared to the net interest cost of servicing our borrowings. We also measure our progress against our promise to return cash to shareholders.

Our long-term target range for interest cover is between 3.0 and 3.5. Interest cover for the year ended 31 March 2009 remained within our target range although it decreased to 3.1 from 3.2 for the year ended 31 March 2008 (year ended 31 March 2007: 3.8). The primary reason for the decrease in 2008/09 was due to increased interest expense resulting from higher average net debt levels during the year partially offset by higher levels of cash inflows from operations. In addition, decreased interest receipts on cash and financial investments compared with 2007/08 contributed to the decrease.
In 2006, we committed to return approximately $1.9 billion cash between calendar years 2006 and 2011 to shareholders through a share repurchase programme based on the after-tax cash flows generated from the recovery of stranded costs in the US. In addition, following the successful disposal of our UK wireless infrastructure operations in the UK for £2.5 billion on 3 April 2007, we announced the return of a further £1.8 billion to shareholders.
During the year ended 31 March 2009, we repurchased £597 million of our shares, £1,516 million in 2007/08, which together with the £169 million repurchased in 2006/07 totals £2.3 billion of returns to shareholders in the last three years through share repurchases. This now completes our promise to return the 2008/09 stranded cash flows and the return of £1.8 billion from our wireless disposals. However, in the current economic climate we believe that it is now financially prudent to suspend our remaining share repurchase programme.
Profit, cash flow and dividends

If we achieve our objectives, we should be able to achieve continued improvements in financial performance, so that we deliver on our commitment to increase our dividend by 8% each year to 2012.
The key performance indicator we use to monitor our financial performance is adjusted earnings per share. Adjusted earnings per share is basic earnings per share before exceptional items, remeasurements and stranded cost recoveries.

We report our financial results and position in accordance with International Financial Reporting Standards (IFRS).
Dividends in respect of the financial year
Our target is to increase dividends by 8% each year until 31 March 2012.

Dividends per share
pence

	2009	2008	2007	2006	2005
Dividends	pence	pence	pence	pence	pence

Interim	12.64	11.70	10.90	10.20	8.50
Final	23.00	21.30	17.80	15.90	15.20

Total	35.64	33.00	28.70	26.10	23.70

Dividends per ADS	$	$	$	$	$

Interim	0.95	1.21	1.03	0.88	0.79
Final	1.74	2.05	1.76	1.51	1.38

Total	2.69	3.26	2.79	2.39	2.17

The total ordinary dividend for 2008/09 (including the final proposed ordinary dividend of 23.00 pence) amounts to £867 million or 35.64 pence per ordinary share. This represents an increase of 8% over the previous year’s ordinary dividend per share of 33.00 pence. The above amounts exclude the return of £597 million, £1,516 million and £169 million to shareholders in 2008/09, 2007/08 and 2006/07 respectively through a share repurchase programme and the return of £2 billion to shareholders in 2005/06 through the B share scheme.
The total ordinary dividend per share was covered 1.4 times by adjusted earnings from continuing operations per ordinary share (2007/08 covered 1.4 times, 2006/07 covered 1.3 times) and covered 1.0 times by earnings per ordinary share from continuing operations (2007/08 covered 1.8 times, 2006/07 covered 1.7 times).
The dividend table shows the ordinary dividends paid or payable by National Grid for the past five financial years. These dividends do not include any associated UK tax credit in respect of such dividends.
Dividends expressed in US dollars per American Depositary Share (ADS) in the table reflect the amounts paid or payable to ADS holders, rounded to two decimal places.
In accordance with IFRS, the final dividend proposed in respect of each financial year is reported in the financial statements for the subsequent year. As a consequence, the final dividend proposed to shareholders for 2008/09 of 23.00 pence per share, amounting to approximately £560 million (assuming all dividends are settled in cash), will be reported in the financial statements for the year ending 31 March 2010. This year we are offering our shareholders the option of a scrip dividend (subject to shareholder approval), whereby they can elect to receive the final dividend in the form of new ordinary shares rather than cash.
Continuing and discontinued operations
The financial results of our businesses and segments and of our other activities, as described on page 18, are presented within continuing operations.

National Grid plc Annual Report and Accounts 2008/09     41

Operating and Financial Review
Financial performance continued

The results of our Ravenswood generation station, KeySpan Communications and of the KeySpan engineering companies that were sold during or subsequent to the year ended 31 March 2009 are included in discontinued operations.
Our financial results incorporate activities acquired with KeySpan on 24 August 2007.
Our UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia that we sold during the year ended 31 March 2008 are included within discontinued operations for that year.
Measurement of financial performance and use of adjusted profit measures
In considering the financial performance of our businesses and segments, we analyse each of our primary financial measures of operating profit, profit before tax, profit for the year attributable to equity shareholders and earnings per share into two components. Firstly business performance, which excludes exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles. Secondly exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles. Exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles are excluded from the measures of business performance used by management to monitor financial performance as they are considered to distort the comparability of our reported financial performance from year to year.
Measures of business performance are referred to in this Annual Report and Accounts as adjusted profit measures in order to clearly distinguish them from the comparable total profit measures of which they are a component. Adjusted operating profit, adjusted profit before tax, adjusted earnings and adjusted earnings per share differ from total operating profit, profit before tax, profit for the year attributable to equity shareholders, and earnings per share respectively by the exclusion of exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles.
Exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles are items of income and expense that, in the judgement of management, should be disclosed separately on the basis that they are material, either by virtue of their nature or size, and are relevant to an understanding of our financial performance. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, the integration of acquired businesses, and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and derivative financial instruments. These fair values increase or decrease as a consequence of changes in commodity and financial indices and prices over which we have no control. Stranded cost recoveries comprise income from additional charges that we are allowed to recover from certain of our US customers arising from the divestiture of generation activities in the late 1990s. This income is scheduled largely to cease by the end of calendar year 2011. Amortisation of acquisition-related intangibles arises from intangible assets, principally customer relationships, that are only recognised as a consequence of the accounting required for a business combination. Such amortisation distorts the comparison of the financial performance of acquired businesses compared with non-acquired businesses.
Adjusted profit measures are limited in their usefulness compared with the comparable total profit measures as they exclude important elements of our underlying financial performance, namely, exceptional items, remeasurements, stranded cost recoveries, and the amortisation of acquisition-related intangibles. We believe that in separately presenting our financial performance in two components it is easier to read and interpret financial performance between periods. Adjusted profit measures are more comparable by excluding the distorting effect of exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles. Exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles are more clearly understood if separately identified and analysed. The presentation of these two components of financial performance is additional to, and not a substitute for, the comparable total profit measures presented.
Management uses adjusted profit measures as the basis for monitoring financial performance and in communicating financial performance to investors in external presentations and announcements of financial results. Internal financial reports, budgets and forecasts are primarily prepared on the basis of adjusted profit measures, although planned exceptional items, such as significant restructurings, amortisation of acquisition-related intangibles and stranded cost recoveries are also reflected in budgets and forecasts. Management compensates for the limitations inherent in the use of adjusted profit measures through the separate monitoring and disclosure of exceptional items, remeasurements, stranded cost recoveries, and amortisation of acquisition-related intangibles as a component of our overall financial performance.
Exchange rates
Our financial results are reported in sterling. Transactions for our US operations are denominated in US dollars and so the related amounts that are reported in sterling depend on the US dollar to sterling exchange rate. The average exchange rate in 2008/09 was $1.54: £1 compared with the average rate of $2.01: £1 in 2007/08. The same amount of revenue and other operating income (excluding stranded cost recoveries), adjusted operating profit and operating profit in US dollars earned in 2007/08 would have been reported as £1,947 million, £260 million and £398 million higher if earned in 2008/09. In 2006/07, the average rate was $1.91: £1. If the revenue and other operating income (excluding stranded cost recoveries), adjusted operating profit and operating profit in US dollars recognised in 2006/07 were earned in 2007/08, it would have been £193 million, £26 million and £51 million lower respectively.
However, the effect of movements in the US dollar exchange rate on adjusted operating profit and operating profit in 2008/09 was largely offset by the impact of interest and tax charges denominated in US dollars, when translated into sterling. This includes the effect of derivative financial instruments that swap debt raised in other currencies into US dollars as part of the financing of our US operations. As a result, adjusted profit for the year and profit for the year from continuing operations for 2007/08 would have been £49 million and £137 million higher respectively if translated at the 2008/09 average exchange rate of $1.54: £1 (2006/07: £4 million and £17 million lower respectively if translated at the 2007/08 average exchange rate of $2.01: £1).

42     National Grid plc Annual Report and Accounts 2008/09

£1,253m	50.9p	6%	37.4p

Adjusted profit from continuing operations	Adjusted earnings per share	Increase in adjusted earnings per share	Earnings per share

The balance sheet at the end of the financial year has been translated at an exchange rate of $1.44: £1 at 31 March 2009 ( $1.98: £1 at 31 March 2008).
Profit for the year from continuing operations
Profit for the year from continuing operations decreased from £1,575 million in 2007/08 to £922 million in 2008/09 (increased from £1,310 million in 2006/07 to £1,575 million in 2007/08) as a consequence of the changes in operating profit, net finance costs, exceptional finance costs and remeasurements, and taxation described in the following sections.
Details of the financial results of business segments and other activities are included in the business sections on pages 48 to 77.
Earnings and earnings per share from continuing operations

Adjusted earnings per share
pence

Earnings per share
pence

Adjusted earnings

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Adjusted operating profit	2,915	2,595	2,031
Net finance costs excluding exceptional items and remeasurements	(1,150)	(770)	(547)
Share of post-tax results of joint ventures	5	4	2

Adjusted profit before taxation	1,770	1,829	1,486
Taxation excluding tax on exceptional items, remeasurements and stranded cost recoveries	(517)	(579)	(442)

Adjusted profit from continuing operations	1,253	1,250	1,044

	pence	pence	pence

Adjusted earnings per share from continuing operations	50.9	47.8	38.3

Earnings

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Operating profit	2,623	2,964	2,513
Net finance costs	(1,234)	(786)	(764)
Share of post-tax results of joint ventures	5	4	2

Profit before taxation	1,394	2,182	1,751
Taxation	(472)	(607)	(441)

Profit from continuing operations	922	1,575	1,310

	pence	pence	pence

Earnings per share from continuing operations	37.4	60.3	48.1

Earnings per share from continuing operations
The following table sets out the adjusted earnings per share and earnings per share from continuing operations for 2008/09, 2007/08 and 2006/07 and reconciles the differences between them. Reconciling items are net of tax.

	Years ended 31 March
	2009	2008	2007
Continuing operations	pence	pence	pence

Adjusted earnings per share	50.9	47.8	38.3
Exceptional items	(10.1)	(0.1)	(1.5)
Commodity cost remeasurements	(10.8)	5.1	1.3
Derivative financial instrument remeasurements	(3.0)	(1.3)	0.6
Stranded cost recoveries	10.4	8.8	9.4

Earnings per share – continuing operations	37.4	60.3	48.1

Adjusted earnings per share for 2008/09 increased by 3.1 pence, an increase of 6% compared with 2007/08 (2007/08: increased by 9.5 pence, an increase of 25% compared with 2006/07). The reasons for this increase are our growth in adjusted profit and the share buyback programme during 2008/09.
Earnings per share from continuing operations decreased from 60.3 pence per share in 2007/08 to 37.4 pence per share in 2008/09 reflecting the increase in adjusted earnings per share, combined with the higher net exceptional items, remeasurements and stranded cost recoveries on a per share basis (2007/08: increase from 48.1 pence per share in 2006/07 to earnings of 60.3 pence per share).
Diluted earnings per share from continuing operations were 37.1 pence per share in 2008/09, 0.3 pence lower than basic earnings per share from continuing operations, compared with 59.9 pence per share in 2007/08 (0.4 pence lower) and 47.8 pence per share in 2006/07 (0.3 pence lower). The principal reason for the dilution in 2008/09, 2007/08 and 2006/07 relates to employee share plans.
Adjusted profit measures
The following tables reconcile the adjusted profit measure to the corresponding profit measure in accordance with IFRS.

National Grid plc Annual Report and Accounts 2008/09     43

Operating and Financial Review
Financial performance continued

a) Reconciliation of adjusted operating profit to operating profit

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Adjusted operating profit	2,915	2,595	2,031
Exceptional items	(275)	(242)	(22)
Commodity contract remeasurements	(443)	232	81
Stranded cost recoveries	426	379	423

Operating profit	2,623	2,964	2,513

Adjusted operating profit is presented on the face of the income statement under the heading Operating profit before exceptional items, remeasurements and stranded cost recoveries.
b) Reconciliation of adjusted profit before taxation to profit before taxation

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Adjusted profit before taxation	1,770	1,829	1,486
Exceptional items	(275)	(242)	(67)
Commodity contract remeasurements	(445)	223	62
Derivative financial instrument remeasurements	(82)	(7)	(153)
Stranded cost recoveries	426	379	423

Profit before taxation	1,394	2,182	1,751

Adjusted profit before taxation is presented on the face of the income statement under the heading Profit before taxation before exceptional items, remeasurements and stranded cost recoveries.
c) Reconciliation of adjusted earnings to earnings (profit for the year from continuing operations attributable to equity shareholders of the parent company)

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Adjusted earnings	1,250	1,247	1,042
Exceptional items	(247)	(2)	(41)
Commodity contract remeasurements	(266)	133	37
Derivative financial instrument remeasurements	(74)	(35)	16
Stranded cost recoveries	256	229	254

Earnings	919	1,572	1,308

Adjusted earnings is presented in note 10 to the consolidated financial statements, under the heading Adjusted earnings – continuing operations.
Discontinued operations
During 2008/09, discontinued operations included the
Ravenswood generation station, KeySpan Communications and KeySpan engineering companies, which were sold during the year or subsequent to it. As at 31 March 2008, all these operations were classified as held for sale on the balance sheet and their results included in discontinued operations from their acquisition under KeySpan on 24 August 2007 to 31 March 2008. In addition, during 2007/08, discontinued operations included our wireless infrastructure operations in the UK and the US and the Basslink electricity interconnector in Australia that we sold during 2007/08. The results of these operations are also included within discontinued operations for 2006/07. Details of the results of these operations are provided on page 78.
We sold the Ravenswood generation station for $2.9 billion (£1.6 billion) on 26 August 2008.
Earnings per share from discontinued operations in 2008/09 were 1.1 pence per share (including 0.7 pence per share relating to gains on the businesses sold during the year) compared with 62.0 pence per share in 2007/08 (including 60.6 pence per share relating to gains on the businesses sold during the year) and 3.2 pence per share in 2006/07 with no gains from disposals.
Net profit and total earnings per share for the year
Net profit from both continuing and discontinued operations was £947 million in 2008/09, compared with £3,193 million in 2007/08 and £1,396 million in 2006/07.
Total earnings per share from both continuing and discontinued operations were 38.5 pence per share in 2008/09, 122.3 pence per share in 2007/08 and 51.3 pence per share in 2006/07.
Adjusted operating profit and operating profit

Adjusted operating profit
£m

Operating profit
£m

During 2008/09, KeySpan operations contributed £556 million
($855 million) and £203 million ($313 million) to adjusted operating profit and operating profit for continuing operations respectively. During the year ended 31 March 2008, KeySpan was acquired on 24 August 2007 and consequently only contributed seven months of results for that period. During 2007/08, KeySpan contributed £368 million ($740 million) and £453 million ($911 million) to the adjusted operating profit and operating profit for continuing operations respectively.
KeySpan’s operations are significantly affected by seasonality.
Therefore, during 2007/08 the results of KeySpan that were consolidated from 24 August 2007 provide a larger contribution on a time apportioned basis compared with a full year’s contribution. Weather driven seasonality results in higher revenues and operating profit in the second half of the financial year. This seasonality is due to higher energy demands in the US during the colder winter period.

44     National Grid plc Annual Report and Accounts 2008/09

£15.6bn	£2,915m	12%	£2,623m

Revenue	Adjusted operating profit	Increase in adjusted	Operating profit
		operating profit

The following tables set out the consolidated revenue, adjusted operating profit and operating profit by business segment.
Revenue by business segment

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Transmission UK	3,487	2,956	2,816
Transmission US	420	299	270
Gas Distribution UK	1,466	1,383	1,193
Gas Distribution US	4,786	2,845	638
Electricity Distribution & Generation US	4,972	3,508	3,430
Other activities	719	642	567

Total segmental revenues	15,850	11,633	8,914
Less: sales between business segments	(226)	(210)	(219)

Total	15,624	11,423	8,695

Segmental operating profit before exceptional items, remeasurements and stranded cost recoveries

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Transmission UK	1,126	1,021	946
Transmission US	175	128	108
Gas Distribution UK	672	595	409
Gas Distribution US	612	392	71
Electricity Distribution & Generation US	265	330	364
Other activities	65	129	133

Adjusted operating profit	2,915	2,595	2,031

Segmental operating profit

	Years ended 31 March
	2009	2008	2007
Continuing operations	£m	£m	£m

Transmission UK	1,063	1,013	936
Transmission US	173	122	107
Gas Distribution UK	629	574	412
Gas Distribution US	226	487	67
Electricity Distribution & Generation US	531	696	859
Other activities	1	72	132

Operating profit	2,623	2,964	2,513

2008/09 compared with 2007/08
Changes in revenue and other operating income, operating costs and operating profit for 2008/09 compared with 2007/08 are summarised in the following table.

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
Continuing operations	£m	£m	£m

2007/08 results	11,498	(8,534)	2,964
Add back exceptional items and remeasurements	–	10	10
Deduct stranded cost recoveries	(382)	3	(379)

2007/08 adjusted results	11,116	(8,521)	2,595
Exchange movements	1,947	(1,687)	260

2007/08 constant currency results	13,063	(10,208)	2,855
Transmission UK	561	(456)	105
Transmission US	30	(22)	8
Gas Distribution UK	77	–	77
Gas Distribution US	1,068	(968)	100
Electricity Distribution & Generation US	454	(620)	(166)
Other activities	15	(79)	(64)
Sales between businesses	(16)	16	–

2008/09 adjusted results	15,252	(12,337)	2,915
Exceptional items and remeasurements	–	(718)	(718)
Stranded cost recoveries	435	(9)	426

2008/09 results	15,687	(13,064)	2,623

Revenue and other operating income excluding stranded cost recoveries was £4,136 million higher than in 2007/08. This primarily reflected a £1,947 million increase as a result of exchange movements on our US operations and the first full year contribution from KeySpan.
In addition, due to the pass-through nature of our commodity costs in the US, revenues have increased during 2008/09 due to a rise in average commodity costs during 2008/09 compared with 2007/08. This has not resulted in a significant increase in our operating profit.
There was a decrease of £12 million in other operating income, which primarily reflects a £49 million reduction in the sale of property by our property management business in the UK, partially offset by a £30 million increase in our Transmission UK business and a net £7 million increase from the other regulated and non-regulated businesses.
The increase in operating costs excluding exceptional items, remeasurements and stranded cost recoveries reflects a £1,687 million increase as a result of exchange movements, and the first full year contribution from KeySpan.
KeySpan operations contributed £4,635 million of revenue and £4,084 million of costs excluding exceptional items, remeasurements and stranded cost recoveries in 2008/09 compared with £3,262 million and £2,782 million respectively in 2007/08, on a constant currency basis.
Apart from the impact of a full year contribution from KeySpan and exchange movements, the other principal reasons for the increased revenue and operating costs were: in Transmission, higher UK regulated revenue and interconnector auction income; in Gas Distribution, increased allowed regulatory revenue and increased revenue due to colder weather partially offset by higher bad debt costs; and in Electricity Distribution & Generation, increased revenue, storm costs and depreciation.

National Grid plc Annual Report and Accounts 2008/09     45

Operating and Financial Review
Financial performance continued

Adjusted operating profit in 2008/09 was £320 million higher than 200/08, comprising a £260 million increase as a result of exchange movements on US operations and a net increase of £60 million from the movements in revenue, other operating income and costs on a constant currency basis.
Net operating exceptional charges of £275 million in 2008/09 primarily related to restructuring costs incurred in the UK and US, and increases in environmental provisions resulting from significant movements in discount rates during the year. The majority of the restructuring costs related to the ongoing KeySpan integration programme, restructuring of our LNG storage facilities, and costs associated with initiatives related to the transformation of our operating model.
There were £443 million of operating remeasurement losses in 2008/09 compared with £232 million of gains in 2007/08. The losses relate to changes in the value of commodity contracts in the US carried in the balance sheet at fair value, primarily arising from movements in energy prices.
Stranded cost recoveries relate to the recovery of historical generation-related costs in the US that are no longer owned following divesture of generation assets. Such costs can be recovered from customers as permitted by regulatory agreements. Revenue and costs associated with stranded cost recoveries were £435 million and £9 million respectively (2007/08: £382 million and £3 million).
As a consequence of the increase in adjusted operating profit of £320 million, the net movement in operating exceptional items and remeasurements of £708 million and an increase in operating profit from stranded cost recoveries of £47 million, total operating profit decreased by £341 million in 2008/09 to £2,623 million compared with £2,964 million in 2007/08.
2007/08 compared with 2006/07
Changes in revenue and other operating income, operating costs and operating profit for 2007/08 compared with 2006/07 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
Continuing operations	£m	£m	£m

2006/07 results	8,778	(6,265)	2,513
Add back exceptional items and
remeasurements	–	(59)	(59)
Deduct stranded cost recoveries	(426)	3	(423)

2006/07 adjusted results	8,352	(6,321)	2,031
Exchange movements	(193)	167	(26)

2006/07 constant currency results	8,159	(6,154)	2,005
Transmission UK	134	(59)	75
Transmission US	42	(17)	25
Gas Distribution UK	192	(6)	186
Gas Distribution US	2,239	(1,915)	324
Electricity Distribution & Generation US	272	(288)	(16)
Other activities	71	(75)	(4)
Sales between businesses	7	(7)	–

2007/08 adjusted results	11,116	(8,521)	2,595
Exceptional items and remeasurements	–	(10)	(10)
Stranded cost recoveries	382	(3)	379

2007/08 results	11,498	(8,534)	2,964

Revenue and other operating income excluding stranded cost recoveries was £2,764 million higher than in 2006/07, including a £193 million decrease as a result of exchange movements on US operations. KeySpan contributed £2,498 million to this increase in revenue. There was a decrease of £8 million in other operating income. Operating costs excluding exceptional items, remeasurements and stranded cost recoveries increased by £2,200 million including a £167 million decrease as a result of exchange movements on US operations. KeySpan contributed £2,130 million to this increase in operating costs.
Excluding the significant uplift in revenue and costs associated with KeySpan there was a £459 million increase in revenue and other operating income and a £237 million increase in costs on a constant currency basis. This primarily related to higher allowed revenues in Transmission UK, and from Gas Distribution US with the first full year of contribution from the Rhode Island gas business.
Adjusted operating profit in 2007/08 was £564 million higher than 2006/07, comprising a £26 million decrease as a result of exchange movements on US operations and an increase of £590 million from the movements in revenue, other operating income and costs on a constant currency basis, primarily due to the acquisition of KeySpan.
Net operating exceptional charges of £242 million in 2007/08 related to restructuring costs incurred in the UK and US and to increases in environmental provisions. The majority of the restructuring costs related to the integration programme following the KeySpan acquisition.
There was a £151 million increase in operating remeasurement gains to £232 million in 2007/08 compared with £81 million in 2006/07. The gains relate to changes in the value of commodity contracts in the US carried in the balance sheet at fair value, primarily arising from movements in energy prices.
Stranded cost recoveries relate to the recovery of historical generation-related costs in the US that are no longer owned following divesture of generation assets. Such costs can be recovered from customers as permitted by regulatory agreements. Revenue and costs associated with stranded cost recoveries were £382 million and £3 million respectively (2006/07: £426 million and £3 million).
As a consequence of the increase in adjusted operating profit of £564 million, the net movement in operating exceptional items and remeasurements of £69 million and the decrease in operating profit from stranded cost recoveries of £44 million, total operating profit increased by £451 million in 2007/08 to £2,964 million compared to £2,513 million in 2006/07.
Net finance costs
Net interest excluding exceptional items and remeasurements was £1,150 million in 2008/09, compared with £770 million in 2007/08. The increase was primarily due to higher average net debt balances during the year reflecting the KeySpan acquisition, exchange movements and increased pension interest, partially offset by a lower effective interest rate reflecting lower floating and RPI linked rates.

46     National Grid plc Annual Report and Accounts 2008/09

29.2%	9%	£3.6bn	£1.6bn

Effective tax rate before exceptionals, remeasurements and stranded cost recoveries	Increase in cash generated from continuing operations	Cash inflow from continuing operations	Net cash inflow from borrowings

Net interest excluding exceptional items and remeasurements was £223 million higher in 2007/08 compared with £547 million in 2006/07. The increase was a consequence of higher average net debt balances following the KeySpan acquisition.
Exceptional finance costs and remeasurements
There were no exceptional finance costs in 2008/9 and in 2007/08. In 2006/07, there were £45 million of charges primarily relating to the early redemption of debt.
Financial remeasurements in 2008/09 relate to net losses on derivative financial instruments of £82 million (2007/08: £7 million, 2006/07: losses of £153 million) and the financial element of commodity contract revaluations, totalling £2 million (2007/08: £9 million, 2006/07: £19 million). Net losses on derivative financial instruments in 2008/09 includes £nil (2007/08: £3 million, 2006/07: £126 million) arising from a difference in the tax treatment of certain derivative instruments that offset on a post-tax basis.
Taxation
A net charge of £472 million arose in 2008/09 comprising £517 million on profit before tax excluding exceptional items, remeasurements and stranded cost recoveries, and a £45 million credit on exceptional items, remeasurements and stranded cost recoveries, compared with £607 million in 2007/08 (comprising £579 million and a £28 million expense respectively) and £441 million in 2006/07 (comprising £442 million and a credit of £1 million respectively).
In 2008/09, exceptional items, remeasurements and stranded cost recoveries included a £49 million expense for increased deferred tax liabilities due to a change in the UK industrial allowance regime. In 2007/08, it included an exceptional tax credit in 2007/08 of £170 million relating to the release of deferred tax provisions arising from the change in the UK corporation tax rate.
The effective tax rates before and after exceptional items, remeasurements and stranded cost recoveries were 29.2% and 33.9% respectively (2007/08: 31.7% and 27.8%, 2006/07: 29.7% and 25.2%).
Cash flows

Operating cash flows
£m

Cash flows from operating activities
Cash generated from continuing operations was £3,564 million in 2008/09, compared with £3,265 million in 2007/08 and £3,090 million in 2006/07. This included cash outflows for continuing operations relating to exceptional items of £131 million, £132 million and £86 million respectively and cash inflows from stranded cost recoveries of £359 million, compared with £278 million and £288 million respectively.
After reflecting cash flows relating to discontinued operations and tax paid, net cash inflow from operating activities was £3,413 million, compared with £3,165 million in 2007/08 and £2,958 million in 2006/07. This included net corporate tax payments amounting to £143 million in 2008/09, £110 million in 2007/08 and £313 million in 2006/07.
Cash flows from investing activities
Cash outflows from investing activities were £1,998 million in 2008/09, compared with an outflow of £3,023 million in 2007/08 and an outflow of £4,061 million in 2006/07. There were no payments in respect of business acquisitions in 2008/09, compared with £3,502 million spent on acquiring KeySpan in 2007/08 and £269 million on business acquisitions in 2006/07. Proceeds from sales of financial investments were £99 million (2007/08: net sales of £45 million, 2006/07: net purchases of £1,725 million). Proceeds from disposals of businesses in 2008/09 were £1,617 million (2007/08: £3,064 million, 2006/07: £27 million) and proceeds from sales of joint ventures and other investments were £nil (2007/08: £55 million, 2006/07: £19 million).
Excluding acquisitions, disposals and financial investments, cash outflows increased in 2008/09 compared with 2007/08 as a result of purchases of property, plant and equipment within continuing operations increasing to £3,107 million during the year (2007/08: £2,832 million, 2006/07: £2,185 million). Investing activities of discontinued operations in the period resulted in a cash inflow of £1,049 million in 2008/09 (2007/08: £3,050 million inflow, 2006/07: £105 million outflow).
Cash flows from financing activities
Net cash outflows from financing activities were £877 million in 2008/09, compared with £1,592 million in 2007/08 and a £1,278 million inflow in 2006/07. This reflected net inflows from borrowings of £1,641 million (2007/08: £1,589 million, 2006/07: £3,045 million) and £627 million of share repurchases (2007/08: £1,498 million, 2006/07: £169 million).
In both 2007/08 and 2006/07 £26 million was paid in respect of the B share £2 billion return of value to shareholders.
Payments to providers of finance, in the form of interest and dividends, totalled £1,899 million in 2008/09 compared with £1,680 million in 2007/08 and £1,588 million in 2006/07.
Net interest cash outflows increased from £694 million in 2007/08 to £976 million in 2008/09 (increased from £597 million in 2006/07 to £694 million in 2007/08). The increase in 2008/09 compared with 2007/08 reflected higher average net debt (primarily the full year impact of the acquisition of KeySpan and higher capital expenditure) and the impact of the stronger US dollar partially offset by lower effective interest rates on our debt due to lower floating and RPI rates. The increase in 2007/08 compared with 2006/07 reflected higher average net debt during the year, primarily as a consequence of the acquisition of KeySpan. This was partially offset by the beneficial impact of the weaker US dollar.

National Grid plc Annual Report and Accounts 2008/09     47

Operating and Financial Review
Transmission
Transmission

This year we have delivered more than £1.4 billion worth of electricity and gas projects to upgrade and reinforce ageing infrastructure and adapt our networks to cope with changing sources of energy.
Our fundamental priorities remain safety, reliability and efficiency. We have also created an enhanced line of sight from National Grid’s objectives to Transmission’s objectives and annual priorities.
We are focused on the long-term security of supply and environmental challenges arising from the transition to a low carbon economy and the decline of UK gas production from the North Sea.
Key Facts
▪	Over 20,900 kilometres of electrical overhead lines

▪	Over 800 kilometres of electrical underground cable

▪	296 TWh of electricity transmitted in the UK

▪	Over 7,600 kilometres of gas pipeline

▪	1,158 TWh of gas throughput

Adjusted operating profit	Capital investment

£1,301m	£1,441m

2007/08: £1,149m	2007/08: £1,711m

Employees	UK energy transmitted

3,874	1,454 TWh

2007/08: 3,678	2007/08: 1,437 TWh

About Transmission
Our Transmission business operates in both the UK and the US. As a consequence of the different economic and regulatory environments, we report the results of Transmission as two segments: Transmission UK and Transmission US.
This section should be read in conjunction with the rest of this Operating and Financial Review, in particular the external market and regulatory environment; current and future developments; business drivers; vision, strategy and objectives; and risks and opportunities set out on pages 20 to 27 and page 40.
Principal operations
Transmission UK
Our transmission operations in the UK encompass both electricity and gas transmission, comprising the following principal activities:

Electricity transmission owner
We own the electricity transmission system in England and Wales. Our electricity assets comprise approximately 7,200 kilometres of overhead line, about 690 kilometres of underground cable and 337 substations at 241 sites.

Gas transmission owner
We own the gas national transmission system in Great Britain. This comprises approximately 7,600 kilometres of high pressure pipe and 26 compressor stations, connecting to 8 distribution networks and to third party independent systems for onward transportation of gas to end consumers.

Electricity system operator
We are the Great Britain System Operator, responsible for managing the operations of both the England and Wales transmission system that we own and also the two high voltage electricity transmission networks in Scotland.
Day-to-day operation of the Great Britain electricity transmission system involves the continuous real-time matching of demand and generation output, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency. We are also designated as system operator for the new offshore electricity transmission regime.

Gas system operator
We operate the gas national transmission system. Day-to-day operation includes balancing supply and demand, maintaining satisfactory system pressures and ensuring gas quality standards are met.

French interconnector
We own and operate the UK assets, and a portion of the subsea cables, that comprise the electricity interconnector between England and France as part of a joint arrangement with the French transmission operator.

LNG storage
We own and operate four liquefied natural gas (LNG) storage facilities in Great Britain. With the scheduled closure of Dynevor Arms during 2009 the number of facilities will decrease to three.

48     National Grid plc Annual Report and Accounts 2008/09

337	99.9999%	26	100%

UK electricity substations	UK electrical system reliability	UK gas compressor stations	UK gas system reliability

National Grid plc Annual Report and Accounts 2008/09     49

Operating and Financial Review
Transmission continued

As electricity transmission owner and gas transmission owner, we own and maintain the physical assets, develop the networks to accommodate new connections and disconnections, and manage a programme of asset replacement and investment to ensure the long-term reliability of the respective networks.
As electricity transmission system operator and gas transmission system operator, we undertake a range of activities necessary for the successful, efficient delivery, in real-time, of secure and reliable energy. In the case of electricity, this involves the continuous real-time balancing of supply and demand, and management of balancing services that include commercial arrangements with market participants that enable electricity demand or generation output to be varied. In the case of gas, we ensure the system supply and demand is balanced at the end of each day. We are also required to maintain levels of short-term gas reserves to ensure domestic and other non-interruptible gas supplies can be maintained during prolonged cold conditions.
Transmission US
In the US, we are involved in electricity transmission and our principal activities are as follows:
Electricity transmission owner

We own and operate an electricity transmission network of approximately 13,800 kilometres spanning upstate New York, Massachusetts, Rhode Island, New Hampshire and Vermont. Our US electricity transmission facilities operate at voltages ranging from 69 kV to 345 kV, utilising nearly 13,700 kilometres of overhead line, nearly 140 kilometres of underground cable and 524 substations.
We are the largest electricity transmission service provider in New England and New York by reference to the length of these high voltage transmission lines.

Canadian interconnector

We own and operate a 224 kilometre direct current transmission line rated at 450 kV that is a key section of an interconnector between New England and Canada.

50     National Grid plc Annual Report and Accounts 2008/09

524	98.8%	5.05%	£10.8bn

US electricity substations	US electricity system availability	UK price control allowed vanilla	Estimated UK regulatory
		return for electricity and gas	asset value

As one of several transmission owners, we work with two distinct independent system operators in New England and New York. These non profit system operator entities for New England and New York are responsible for operating organised wholesale markets for energy, for operating reserves and capacity, for maintaining the operating reliability of the New England and New York networks, for coordinating the activities of the transmission owners, and for managing transparent transmission expansion planning processes.
The transmission owners are responsible for certain aspects of the operation of the facilities they each own, such as maintenance, equipment restoration and switching operations.
National Grid also works closely with the independent system operators in New England and New York to support efficient market and network operations and transmission investment.
Regulation
Transmission UK
Through our subsidiary, National Grid Electricity Transmission plc, we are the sole holder of an electricity transmission licence for England and Wales. This licence also covers our role as system operator for the transmission networks in Great Britain. Under the Electricity Act 1989, we have a duty to develop and maintain an efficient, coordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity.
Through our subsidiary, National Grid Gas plc, we hold a gas transporter licence in respect of the national transmission system in Great Britain. Under the Gas Act 1986, we have a duty to develop and maintain an efficient and economical pipeline system for the conveyance of gas. Our LNG storage business is managed as a separate business from the gas transmission business; however, some elements of its operations are regulated under our gas transporter licence.
Ofgem sets price controls in respect of the amounts that can be recovered by the owners and operators of electricity and gas network infrastructure in the UK. These controls are reviewed every five years and the current price controls for both electricity and gas transmission activities cover the period 1 April 2007 to 31 March 2012.
We accepted Ofgem’s final proposals for the system operator incentive schemes that applied to the year ended 31 March 2009 for both gas transportation and electricity transmission. We have also accepted their proposals for the one year schemes from 1 April 2009.
The key elements of the current price control for both gas and electricity transmission are that we earn a 4.4% post-tax real rate of return on our regulatory asset value (equivalent to a 5.05% vanilla return), a £4.4 billion baseline five year capital expenditure allowance and a £1.2 billion five year controllable operating expenditure allowance.
The charges that we can make for access to our UK electricity and gas transmission systems are determined by formulae linked to the UK retail price index (RPI). These formulae are based upon
Ofgem’s estimates of operating expenditure, capital expenditure and asset replacement, together with an allowed rate of return.
In addition, we are subject to a number of incentives that can adjust our transmission network revenue. These include the transmission network reliability incentive scheme and the sulphur hexafluoride (SF6) incentive scheme.
Both our UK electricity and gas system operation activities are also subject to financial incentive schemes to promote efficiency. If we operate our networks more efficiently than Ofgem’s forecasts, we can increase our revenues, with penalties for underperformance.
For electricity transmission, we also have a balancing services incentive scheme that covers the external costs incurred in balancing the system. For 2009/10, we have accepted an incentive scheme with a cost target between £600 million and £630 million, such that we retain 25% (up to a cap of £15 million) of any savings below £600 million, and we lose 15% (down to a collar of £15 million) of any costs in excess of £630 million.
For gas transmission, we have a number of incentive schemes covering activities such as cost of investment for additional capacity to facilitate new connections to the system, managing capacity constraints, the provision of market information, and the cost of purchasing shrinkage gas (gas used in operating the system) and other gas system operation costs.
Transmission US
Revenue for our transmission business in New England and New York is collected from transmission customers, including from our Electricity Distribution & Generation business, pursuant to tariffs approved by state utility commissions and by the Federal Energy Regulatory Commission (FERC).
In New York, our rates allow for capital expenditure on our transmission network based on historic levels, which are significantly lower than required to maintain a safe and reliable network. Over recent years our investment has been three to four times greater than the levels in the rate plan. We are permitted to petition for additional revenues with respect to incremental capital expenditure, which we have done with respect to the 2008 calendar year.
In New England, the transmission tariff allows for recovery of, and a return on, capital expenditures as new investment enters service, bringing immediate revenue benefits.
In New York, Massachusetts and Rhode Island, we are subject to penalties if the reliability of our electricity distribution and transmission networks fail to meet specific targets related to customer impacts.
The New York rate plan is orientated around efficient operations. To the extent that we perform necessary activities and spend less than the forecast operating costs set in the rate plan, it equates to increased income for us. Part of the rate plan deals with forecast energy delivery. To the extent that more energy is delivered, we increase revenue. Conversely, if we deliver less

National Grid plc Annual Report and Accounts 2008/09     51

Operating and Financial Review
Transmission continued

than forecast, our revenue goes down. In New England, working efficiently is also vital. However, the rate structure is such that network availability, energy delivery and operational expenditure are all pass-through items.
Current and future developments
In addition to the current and future developments described on pages 22 and 23, the following developments are relevant to the Transmission business.
Security of supply and climate change
The decline of the UK’s North Sea gas reserves and the transition to a low carbon economy, are the two long-term security of supply and environmental challenges we are focused on. We are working with the UK electricity generators and Ofgem to ensure that the connection of renewable generation to the transmission network can be facilitated quickly and within our current licencing framework. In the US, we have major projects under way to increase the capacity of the transmission system to meet future demand. We are also working with the US Government and regulatory bodies to ensure that we help facilitate the implementation of the new climate change initiatives and stimulus package.
Other UK developments
The price controls contain allowances for transmission reinforcement works to accommodate the growing impact of renewable energy from Scotland. Works to upgrade the two double circuits connecting Scotland and England are under way and due for completion in 2010 at a total cost of around £110 million. Further works are being carried out to increase the capability of the transmission system in the northeast and northwest of England so that increased transfers from Scotland can be transported to demand centres in England and Wales. The further works will be completed in 2011 at a total cost of around £230 million.
At this time, network access is being sought by approximately 9 GW of renewable generation projects in Scotland consisting of just over 100 projects, each with connection agreements with National Grid. For England and Wales, connection offers have been made to an additional 8 GW of renewable generation projects. We have continued to work closely with the Scottish transmission companies to find innovative solutions to advancing new generation projects in Scotland. We have introduced measures to allow generators who are ready and able to connect to do so before wider reinforcement works. Importantly, on 8 May 2009, Ofgem confirmed that they will agree derogations from the GB Security and Quality Standards of Supply to advance the connection of 450 MW of Scottish renewable generation.
We continue to develop a strategic plan for our networks up to 2050, recognising the unique role they play in meeting the UK’s climate change objectives. In respect of electricity transmission, our plan is aligned with meeting the UK’s 2020 renewables target and remaining on the trajectory towards the 2050 greenhouse gas reduction target. Comprising £4.7 billion of mainly onshore strategic infrastructure investment, this plan has been shared with and is supported by the multi agency Electricity Networks Strategy Group. It facilitates the connection of up to 34 GW of new renewable wind generation. These new connections will occur alongside an unprecedented replacement of the ageing generation fleet.
A network incorporating variable and potentially large and inflexible generators will be challenging to operate. We are a leading member of a cross-industry working group considering these issues and we are consulting the industry on the future requirements for balancing services.
US regulatory developments
In New England, incentives applicable to transmission investments in service after 31 December 2008 require a separate petition filing with the FERC. On 17 September 2008, we and Northeast Utilities jointly filed a petition with the FERC to recover financial incentives for the New England East-West Solution (NEEWS) project, a series of interrelated transmission upgrades in the tri-state area of Connecticut, Massachusetts and Rhode Island, in which National Grid will invest approximately $0.6 billion (approximately £0.4 billion). The FERC granted incentives returns for NEEWS in November 2008.
We are seeking improvements to the New York regional planning process, and are working with the New York Independent System Operator (NYISO) and the New York Public Service Commission (NYPSC) to achieve this. The New York transmission owners are conducting a joint study to identify improvements needed to address ageing transmission infrastructure and the integration of renewables.
As permitted under our rate plan, in December 2007 we petitioned the NYPSC for deferred recovery of incremental investment on major capital programmes for calendar year 2008. The NYPSC issued its order on our deferral petition in September 2008 that recognised that the total programme of investment could be considered incremental to the existing rate plan but required us to file an additional petition based upon our actual 2008 investments after the end of the calendar year. This supplemental petition was filed on 21 April 2009. We anticipate that we will also petition for deferred recovery of qualifying incremental investment for calendar years 2009 and 2010.

52     National Grid plc Annual Report and Accounts 2008/09

50%	17%	4.7%	6.9%

Reduction in Transmission UK	Reduction in Transmission	Transmission UK electricity	Transmission UK gas
employee lost time injury	US employee lost time injury	operational 2008/09 vanilla	operational 2008/09
frequency rate	frequency rate	rate of return	vanilla rate of return

Performance against our objectives
Our progress against all National Grid’s objectives is set out on pages 30 to 39. We include below further information specific to Transmission with respect to the objectives that are closely aligned to the lines of business.
Driving improvements in our safety, customer and operational performance
Safety

Our objective is to reduce employee lost time injuries to zero.
To monitor our safety performance we use employee lost time injury frequency rate as our key performance indicator.

The safety of our employees, contractors and operations is of paramount importance and we have focused our efforts on safety messages that really matter and empowering our professionals to deliver continuous improvement in safety performance. The impact is illustrated through improvements in our safety performance in 2008/09.
In the UK, during 2008/09 there were 8 lost time injuries compared with 15 in 2007/08. The lost time injury frequency rate was 0.14 in 2008/09 compared with 0.28 in 2007/08.
Our US electricity transmission lost time injury frequency rate decreased to 0.20 in 2008/09 from 0.24 in 2007/08. There were 2 lost time injuries in 2008/09 compared with 2 in 2007/08.
Customer service

Our aim is to support generators and distribution network customers, including our own networks operated by Gas Distribution in the UK and Electricity Distribution & Generation in the US, in delivering energy efficiently and effectively to consumers, in particular in connecting new sources of supply to our transmission networks.

Our transmission customer service activities principally relate to facilitating new connections and maintaining existing connections and relationships with the customers who are already connected. In the US, much of the interconnection work with our transmission customers is performed in conjunction with the independent system operators in the areas within which we operate.
Delivering strong, sustainable regulatory and
long-term contracts with good returns
Returns on investment

Our aim is to meet or exceed the base financial returns in our price controls in the UK and our rate plans in the US.
The performance indicator we use to monitor our return on investment is the vanilla return in the UK and the return on equity per rate plan in the US.

We measure the financial performance of our UK regulated businesses using an operational return metric comparable to the vanilla return defined in the UK price controls from 1 April 2007. In our electricity transmission operations we achieved a 4.7% operational return in 2008/09 (2007/08: 5.2%), performing broadly in line with regulatory assumptions. In our gas transmission operations we achieved a 6.9% return in 2008/09 (2007/08: 6.9%), significantly outperforming regulatory assumptions mainly as a result of a strong performance under our incentive schemes.
In the US, we measure our financial performance against the allowed regulatory return on equity under the terms of our rate plans or rate agreements. In New England, we achieved a weighted average 11.8% return on equity broadly in line with the prior year. In New York, our electricity transmission activities are combined with electricity distribution under a single rate plan and the combined returns for these activities are included within the Electricity Distribution & Generation business commentary on page 70.
Modernising and extending our transmission networks
In the US, we are entering into new agreements with supply chain partners to deliver our commitments for significantly increased investment to replace ageing transmission assets. In the UK, we have also agreed with Ofgem to commit significant investment into planning new infrastructure to connect low carbon power generation ahead of the traditional timescales. In addition, we have committed to developing new processes to enable investment in new physical network capacity, which provides customers with easier access to our network.
Reliability

Our aim is to meet or exceed network reliability and availability objectives.
To monitor our reliability performance we use network reliability percentages as our key performance indicator.

In the UK, the total amount of electricity transmitted in 2008/09 was 296.1 TWh compared with 303.0 TWh for 2007/08 and 303.7 TWh for 2006/07. Gas transmitted amounted to 1,158 TWh compared with 1,134 TWh in 2007/08 and 1,086 TWh in 2006/07.
In the UK, the winter of 2008/09 saw demand from the electricity transmission network in England and Wales hit a peak of 52.9 GW. This compares with 54.2 GW in 2007/08 and 52.1 GW in 2006/07.
2008/09 saw a maximum gas demand of 443 million standard cubic metres on 6 January 2009. This is higher than last year’s peak of 419 million standard cubic metres.
In the US, the summer of 2008 saw demand from the electricity transmission networks in New England and New York hit a combined peak load of 13.0 GW. This compares with 13.2 GW in 2007 and 14.0 GW in 2006.

National Grid plc Annual Report and Accounts 2008/09     53

Operating and Financial Review
Transmission continued

Our reliability and availability performance during the year can be summarised as follows:

	Years ended 31 March
Measure	2009	2008	2007

UK electricity transmission network reliability – target 99.9999%	99.9999%	99.9999%	99.9999%

UK gas transmission network reliability – target 100%	100%	100%	100%

US electricity transmission network reliability – target < 303 MWh	266 MWh	437 MWh	259 MWh

UK average annual availability for electricity transmission network	94.64%	95.09%	95.02%

UK electricity system availability at winter peak demand	97.7%	98.0%	98.2%

UK gas compressor fleet performance – mean time between failures	405 hrs	259 hrs	430 hrs

US annual network availability	98.8%	98.6%	98.1%

In the US, our electricity system reliability performance broadly improved over the previous year as well as the average of the previous five years. However, continued improvement remains an objective for 2009/10.
Capital investment

Our aim is to deliver our planned capital investment programme involving approximately £5 billion of capital expenditure between
1 April 2009 and 31 March 2012.

UK investment
Investment in electricity and gas transmission systems is, by its nature, variable and is largely driven by changing sources of supply and asset replacement requirements. The gas transporter and electricity transmission licences also oblige us to provide connections and capacity upon request.
We have increased our level of investment as we replace parts of our UK electricity network as the assets become due for renewal. In addition, parts of the gas transmission network are reaching the end of their technical lives. These are mainly compressor stations, control systems and valves. This, together with work required to meet changing supply sources, means that the UK electricity and gas transmission business will continue to see a significant increase in investment and network renewal.
Capital investment in the replacement, reinforcement and extension of the UK electricity and gas transmission systems in 2008/09 was £1,259 million, compared with £1,600 million in 2007/08 and £1,235 million in 2006/07. 2008/09 has seen a substantial decrease in the level of investment in gas pipeline projects, some £363 million lower than 2007/08 (2007/08: £138 million higher than 2006/07) as the south Wales project is now substantially complete. Capital investment included £18 million with respect to intangible assets, principally software applications (2007/08: £22 million, 2006/07: £17 million).
Capital investment continues to include high levels of expenditure on the replacement of electricity transmission network assets, many of which were commissioned in the 1960s, and also increasing expenditure on load related infrastructure. Total investment in electricity network assets amounted to £863 million in 2008/09, compared with £800 million in 2007/08 and £607 million in 2006/07.
US investment
Capital investment in the replacement, reinforcement and extension of the US electricity transmission networks in 2008/09 was £182 million compared with £111 million in 2007/08 and £108 million in 2006/07. After excluding the £33 million effect of exchange rate movements, capital investment increased by £38 million in 2008/09 compared with 2007/08. The change principally reflects an increase in regional reliability projects in New England and additional asset replacement in New York to improve system reliability.
We expect increasing investment in New England to deliver our regional system expansion projects including the NEEWS project.
NEEWS is a large scale, regional transmission solution involving improvements to the transmission systems of National Grid and Northeast Utilities. In total it has an estimated cost of approximately $2.1 billion (£1.5 billion) with National Grid’s share estimated at approximately $0.6 billion (£0.4 billion). The NEEWS project is designed to address reliability problems in the southern New England transmission system. The complexity and geographical coverage is on a larger scale than any other transmission infrastructure project built in New England in more than 20 years and represents the most significant addition to the New England 345 kV transmission system since it was first built.
Other investment projects in New York will also deliver our asset replacement plans and improve the reliability of the system.
Becoming more efficient through transforming our operating model and increasingly aligning our processes
Key areas of focus

Key areas of focus for our Transmission business in 2008/09 have been safety, securing funds for strategic investment in the UK, better operational planning and establishing construction alliances in the US.

Much of the focus for Transmission has been on preparing for the significant increase in capital investment that will occur in future years. In the UK, this has included developing the strategic investment plan. In the US, this has involved setting up new construction alliances, based on the established UK model, to manage the asset replacement programme more efficiently.
The new operational planning way of working brings together consistent planning information from all parties across a longer timeframe. This has improved the alignment of workload, resources and system access across multiple years between National Grid and supply chain partners to drive the efficient and timely delivery of work on our assets.

54     National Grid plc Annual Report and Accounts 2008/09

£1,126m	£175m	£1,259m	£182m

Transmission UK adjusted	Transmission US adjusted	Transmission UK	Transmission US
operating profit up 10%	operating profit up 5%	capital expenditure	capital expenditure

Efficiency

Our objective is to increase the efficiency of Transmission’s operations.

Transmission has continued to focus on incremental efficiencies and is committed to further improving the levels of efficiency in our operations. This is how we will reduce controllable costs on an enduring basis contributing to an improved financial performance.
Efficiency is reflected in our financial performance, which is discussed below.
Financial performance
Profit

Our objective is to drive continuous profit growth.

Our combined adjusted operating profit, excluding exceptional items, for Transmission in the UK and the US of £1,301 million is 10% higher than 2007/08 on a constant currency basis, which in turn was 10% higher than in 2006/07, also on a constant currency basis.
Financial results – Transmission UK
The results for the Transmission UK segment for the years ended 31 March 2009, 2008 and 2007 were as follows:

	Years ended 31 March
	2009	2008	2007
	£m	£m	£m

Revenue and other operating income	3,517	2,956	2,822
Operating costs excluding exceptional items	(2,391)	(1,935)	(1,876)

Adjusted operating profit	1,126	1,021	946
Exceptional items	(63)	(8)	(10)

Operating profit	1,063	1,013	936

2008/09 compared with 2007/08
The principal movements between 2007/08 and 2008/09 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2007/08 results	2,956	(1,943)	1,013
Add back exceptional items	–	8	8

2007/08 adjusted results	2,956	(1,935)	1,021
Allowed revenues	232	–	232
Timing on recoveries	(20)	–	(20)
BSIS	318	(330)	(12)
French interconnector	43	(4)	39
Depreciation	–	3	3
Other	(12)	(125)	(137)

2008/09 adjusted results	3,517	(2,391)	1,126
Exceptional items	–	(63)	(63)

2008/09 results	3,517	(2,454)	1,063

Revenue and other operating income increased by £561 million in 2008/09 compared with 2007/08, mainly driven by recovery of higher incentivised costs associated with balancing the electricity system (BSIS) and an increase in allowed revenues. French interconnector revenue was up £43 million due to higher capacity auction revenues. Other movements mainly comprise lower LNG storage auction income.
Operating costs, excluding exceptional items, increased by £456 million in 2008/09 compared with 2007/08. This was primarily due to higher incentivised BSIS costs relating to higher constraint, margin and energy balancing costs (largely covered by the revenue increase above). Higher other operating costs reflect an increase in gas shrinkage costs, due to higher energy prices, and higher pass-through costs.
The increase in UK adjusted operating profit in 2008/09 reflects the movements in revenue and operating costs, excluding exceptional items, as described above.
The £63 million exceptional charge in 2008/09 primarily consists of a £50 million charge relating to the restructuring of our LNG storage facilities.
2007/08 compared with 2006/07
The principal movements between 2006/07 and 2007/08 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2006/07 results	2,822	(1,886)	936
Add back exceptional items	–	10	10

2006/07 adjusted results	2,822	(1,876)	946
Allowed revenues	176	–	176
Timing on recoveries	10	–	10
Lower French interconnector
and LNG storage auctions	(62)	–	(62)
Depreciation and amortisation	–	(20)	(20)
Other	10	(39)	(29)

2007/08 adjusted results	2,956	(1,935)	1,021
Exceptional items	–	(8)	(8)

2007/08 results	2,956	(1,943)	1,013

Revenue and other operating income increased by £134 million in 2007/08 compared with 2006/07. Allowed revenues increased by £176 million, driven by the five year transmission price controls that came into effect on 1 April 2007. As expected, revenues from our French interconnector and LNG storage businesses were lower in 2007/08, down by a combined £62 million on 2006/07, as demand for capacity returned closer to normal levels following the abnormal demand in 2006/07.
Operating costs, excluding exceptional items, increased by £59 million in 2007/08 compared with 2006/07. As expected, depreciation and amortisation increased by £20 million as a result

National Grid plc Annual Report and Accounts 2008/09     55

Operating and Financial Review
Transmission continued

of increasing capital investment. Other items increased costs by £39 million, principally because of higher pass-through costs and increased non-regulated activities, both recovered through revenue.
The £8 million exceptional charge in 2007/08 relates to costs incurred in establishing a shared services function in the UK and from the continuation of our review of business processes, compared with £10 million in 2006/07.
As a consequence, adjusted operating profit, excluding exceptional items, increased by £75 million in 2007/08 compared with 2006/07, while operating profit increased by £77 million.
Financial results – Transmission US
The average exchange rates used to translate the results of US operations during 2008/09, 2007/08 and 2006/07 were $1.54: £1, $2.01: £1 and $1.91: £1 respectively.

	Years ended 31 March
	2009	2008	2007
	£m	£m	£m

Revenue	420	299	270
Operating costs excluding exceptional items	(245)	(171)	(162)

Adjusted operating profit	175	128	108
Exceptional items	(2)	(6)	(1)

Operating profit	173	122	107

2008/09 compared with 2007/08
The principal movements between 2007/08 and 2008/09 can be summarised as follows:

		Operating	Operating
	Revenue	costs	profit
	£m	£m	£m

2007/08 results	299	(177)	122
Add back exceptional items	–	6	6

2007/08 adjusted results	299	(171)	128
Exchange movements	91	(52)	39

2007/08 constant currency results	390	(223)	167
Allowed revenues	25	–	25
Timing of recoveries	4	–	4
Other	1	(22)	(21)

2008/09 adjusted results	420	(245)	175
Exceptional items	–	(2)	(2)

2008/09 results	420	(247)	173

Adjusted operating profit increased by £47 million in 2008/09, of which £39 million was caused by the movement in exchange rates when compared with 2007/08. On a constant currency basis, revenue and operating costs increased by £30 million and £22 million respectively, resulting in an £8 million, or 5%, increase in adjusted operating profit in 2008/09.
Allowed revenues increased by £25 million in 2008/09. This growth was in New England where we have seen the benefit of our investment in regional reliability projects coming through in higher sustainable revenue streams.
In addition, revenue was £4 million higher in 2008/09 because of the timing of recoveries under our New York rate plan.
Operating costs were £22 million higher, on a constant currency basis, in 2008/09 than in 2007/08 reflecting our commitment to improve the operational performance of the networks in both New England and New York. The majority of the increase was driven by reliability enhancements and maintenance programmes aimed at improving system reliability. In addition, both depreciation and property taxes have increased as a direct consequence of the growth in network capital investment brought into service.
The £2 million exceptional charge in 2008/09 relates to restructuring costs arising from the integration of the operations acquired with KeySpan.
2007/08 compared with 2006/07
The principal movements between 2006/07 and 2007/08 can be summarised as follows:

		Operating	Operating
	Revenue	costs	profit
	£m	£m	£m

2006/07 results	270	(163)	107
Add back exceptional items	–	1	1

2006/07 adjusted results	270	(162)	108
Exchange movements	(13)	8	(5)

2006/07 constant currency results	257	(154)	103
Allowed revenues	27	–	27
Timing on recoveries	15	–	15
Other	–	(17)	(17)

2007/08 adjusted results	299	(171)	128
Exceptional items	–	(6)	(6)

2007/08 results	299	(177)	122

Revenue and operating costs decreased by £13 million and £8 million in 2007/08 respectively as a consequence of exchange rate movements when compared with 2006/07. On a constant currency basis revenue and operating costs increased by £42 million and £17 million respectively. This reflected an increase in allowed revenues of £27 million and £15 million arising from the timing of revenue recoveries, while operating costs increased by £17 million as a consequence of higher wages and other expenditure.
The £6 million exceptional charge in 2007/08 relates to the integration of the operations acquired with KeySpan, in particular costs arising from voluntary early redundancies, compared with £1 million incurred in 2006/07. As a consequence adjusted operating profit increased by £25 million in 2007/08 compared with 2006/07 on a constant currency basis and by £20 million in total. After reflecting exceptional items, operating profit was £15 million higher in 2007/08 than in 2006/07.

56     National Grid plc Annual Report and Accounts 2008/09

Operating and Financial Review
Gas Distribution
Gas Distribution

We continue to share best practice ideas between the UK and US to improve our operating model and make it more consistent.
In the UK, we are one year into the new price control period, which will bring considerable challenge and opportunity over the remaining four years as we look to become more efficient and effective.
Once again, we have achieved our objective to replace metallic main with plastic this year, totalling over 1,900 kilometres in the UK, and reduced the amount of cast iron and unprotected steel mains by 398 kilometres in the US, improving the safety and reliability of our networks.
Key Facts
▪	Around 190,000 kilometres of gas pipe

▪	Delivery of 317 and 205 TWh of gas to over 10.8 and 3.5 million consumers in the UK and US respectively

Adjusted operating profit	Capital investment

£1,284m	£1,019m

2007/08: £987m	2007/08: £702m

Employees	Gas delivered

9,534	522 TWh

2007/08: 9,136	2007/08: 455 TWh

About Gas Distribution
Our Gas Distribution business operates in both the UK and the US. As a consequence of the different economic and regulatory environments, we report the results of Gas Distribution as two segments: Gas Distribution UK and Gas Distribution US.
This section should be read in conjunction with the rest of this Operating and Financial Review, in particular the external market and regulatory environment; current and future developments; business drivers; vision, strategy and objectives; and risks and opportunities set out on pages 20 to 27 and page 40.
Principal operations
Gas Distribution UK
Our Gas Distribution UK segment comprises four of the eight regional gas distribution networks in Great Britain.
Our networks comprise approximately 132,000 kilometres of gas distribution pipelines and we transport gas on behalf of approximately 25 active gas shippers from the gas national transmission system to around 10.8 million consumers.
We also manage the national gas emergency number (0800 111 999) for all the gas distribution networks and for other transporters in the UK. During 2008/09, we handled approximately 2 million calls to the national gas emergency number and a further 1.4 million calls to the enquiries line, appliance repair helpline and meter number enquiry service.
Gas Distribution US
Our Gas Distribution US segment comprises gas distribution networks providing services to around 3.5 million consumers across the northeastern US, located in service territories in upstate New York, New York City, Long Island, Massachusetts, New Hampshire and Rhode Island.
Our network of approximately 58,000 kilometres of gas pipelines covers an area of approximately 26,400 square kilometres.
In the US, our core services are the operation and maintenance of each of our gas distribution networks, in addition to billing, customer service and supply services.
Except for residential and small commercial consumers in Rhode Island, customers may purchase their supply from independent providers, with the option of billing for those purchases to be provided by National Grid. The gas industry is less deregulated in the US than in the UK, in that the majority of gas supplied is still sold by local regulated utilities such as National Grid, to customers. Regulated utilities purchase gas from gas producers, and gas transporters then transport this gas on the independent inter-state pipeline system and into regulated utilities’ gas distribution networks for delivery to customers. In our case, we receive gas from the inter-state pipeline system at 95 gate stations. The inter-state pipeline system and local gas distribution networks are also used to deliver gas on behalf of customers who have purchased gas from independent suppliers or direct from gas producers.

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Operating and Financial Review
Gas Distribution continued

58     National Grid plc Annual Report and Accounts 2008/09

Over 1,900km	£6.6bn	$8.1bn	14.3m

Metallic gas main replaced	Estimated UK regulatory	Estimated US rate base	Gas consumers served
within the UK	asset value	(based on latest filings)	in the UK and the US

Regulation
Gas Distribution UK
We hold a single gas distribution transporter licence in the UK, which authorises us to operate the four gas distribution networks we own. Detailed arrangements for transporting gas are provided through the Uniform Network Code. This defines the obligations, responsibilities and roles of industry participants and is approved by Ofgem.
Our four regional gas distribution networks each have a separate price control that determines the prices we can charge to gas shippers for our gas delivery service. These maximum prices are based on Ofgem’s allowances for operating, capital and replacement expenditure, together with depreciation of, and a return on, Ofgem’s allowances for our regulatory asset value.
The current price control period came into force on 1 April 2008 and covers the period up to 31 March 2013 providing for an allowed average revenue increase of 2% per annum above the retail price index. Key elements of the price control are a 4.3% post-tax real rate of return (equivalent to 4.94% vanilla return) on our regulatory asset value. Ofgem’s final proposals (at 2005/06 prices) allow a £1.6 billion five year operating expenditure allowance and a £2.5 billion baseline five year capital expenditure allowance split £1.8 billion for replacement expenditure and £0.7 billion for capital expenditure.
The allowed formula revenue was decoupled from delivery volumes from 1 April 2007. This eliminated the sensitivity to warm weather and lower underlying volumes. In addition, from 1 October 2008 only a minimal proportion of our income is recovered through the volume delivery component of our charges.
At 31 March 2009, our regulatory asset value was estimated at approximately £6.6 billion.
In the UK, the price control formulae specify a maximum allowed revenue assigned to each network. Each formula consists of a fixed core revenue, cost pass-through items and an opportunity to earn additional revenue through new incentive schemes including: a mains and services replacement adjustment mechanism; shrinkage and environmental emissions incentives; an exit capacity scheme; and innovation, environmental and community incentives.
Replacement expenditure maintains the safety and reliability of the network, by replacing older gas pipes with modern polyethylene equivalents. Ofgem treats 50% of projected replacement expenditure as recoverable during the price control period and 50% as recoverable over future years. Each network is subject to its own mains replacement incentive mechanism and retains 36% of any outperformance against Ofgem’s annual cost targets as additional return or, alternatively, bears 36% of any overspend if it underperforms.
In specific instances, Ofgem has agreed the price control can be re-opened in response to changes in legislation that may increase the cost of carrying out work in the public highway.
Transportation charges are set broadly to recover allowed revenue but in any year collected revenue can be more or less than allowed. Any difference is carried forward and our charges are adjusted accordingly in future periods.
Ofgem has established standards of service we are required to meet that apply to our operations. These include: standards of service incorporated within our gas transporter licence, for example, answering 90% of all calls to the national gas emergency number, enquiries line and meter number enquiry service within 30 seconds of the call being connected and attending 97% of reports of a gas escape or other gas emergency within the required timescale; and guaranteed standards of service for our other transportation services such as, restoration of supply after an unplanned interruption and complaint handling. Compensation is payable for any failures to meet guaranteed standards of service.
Gas Distribution US
Gas Distribution US operates under franchise agreements that provide us with certain rights and obligations regarding gas facilities and the provision of gas service within each state in which we operate. In addition, there are federal and state laws and regulations covering both general business practices and the gas business in particular, especially with respect to safety, energy transactions, customer sales and service, levels of performance, rates, finances and environmental concerns. The jurisdictions include, but are not limited to: the US Department of Transportation, the US Environmental Protection Agency, the US Federal Energy Regulatory Commission (FERC), several state utility commissions, departments of transportation, and environmental agencies. Local building departments, fire departments and departments of transportation also impose regulations upon our operations. A number of these agencies issue licences and permits that govern activities under their jurisdiction.
The prices we set in the US for our customers are based on a cost of service model, whereby the prices that we agree with our regulators are designed to recover the costs we incur in providing services to customers, together with a return on equity invested. Customer bills typically comprise a commodity rate to recover the cost of gas delivered and a delivery rate to cover our gas delivery service. Delivery rates consist of a per customer charge and an additional price per therm of gas delivered. The allocation between these components varies by jurisdiction, type of customer and size of customer.
Depending on the jurisdiction, gas costs are set either monthly, semi-annually or annually based on estimated gas prices and volumes expected to be delivered to customers, which may differ from actual amounts. Gas purchases for supply to customers, which represent a substantial proportion of our costs, are pass-through costs, in that prices are adjusted on a regular basis to ensure that over- or under-recovery of these costs is returned to or recovered from customers with interest. As a consequence, we have no economic exposure to such costs assuming they were prudently incurred.

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Operating and Financial Review
Gas Distribution continued

However, as prices are typically established based on estimates of costs and volumes, there can be timing differences between the financial period when we incur such costs and the financial period when our prices are adjusted to return or charge for any over- or under-recovery.
Our rate plans include sharing arrangements, which allow us to retain some of the benefit of efficiency improvements in excess of those built into rate plan assumptions. Typically, we retain all the benefits up to a certain level of return on equity, after which we retain only a proportion of the benefits with the balance returned to customers. A summary of the key features and allowed returns within our rate plans is provided below.

	Equity	Equity to	Sharing
Rate plan	return	debt ratio	arrangements

New York City	9.8%	45/55	100% to 10.5%,
and Long Island			50% to 12.5%,
			35% to 13.5%,
			nil above 13.5%

Upstate New York*	10.2%	44/56	100% to 11.35%,
			50% to 13.6%,
			25% to 15.6%,
			10% above 15.6%

Boston, MA	10.2%	50/50	100% up to 14.2%,
			75% above 14.2%

Essex, MA	11.2%	55/45	None

Colonial, MA	11.2%	46/54	None

Rhode Island	10.5%	48/52	50% to 11.5%,
			25% above 11.5%

New Hampshire	10.4%	49/51	None

*	Based on settlement filed, awaiting approval
We also have a number of service standards for our operations. These vary between our rate plans but include such measures as: reliability levels; responsiveness to gas emergency calls; customer satisfaction levels; customer complaints; customer meter reading performance; customer call answering; enrolment of customers into the low income customer assistance programme; outstanding gas leaks requiring repair; and other measures. Many of these service standards have penalties if we do not achieve certain specified minimum standards.
Current and future developments
In addition to the current and future developments described on pages 22 and 23, the following developments are relevant to the Gas Distribution business.
Rhode Island gas rate plan filing
We filed a request on 1 April 2008 with the Rhode Island Public Utilities Commission for a $20.4 million (£14.2 million) rate increase, representing a 4.6% increase on a total bill basis. In November, we were granted a $13.6 million (£9.4 million) rate increase with a 10.5% return on equity, effective as of 1 December 2008. The case has a discrete funding mechanism for a mains replacement programme, a new rate for low income customers, and an increased recovery of commodity related bad debt expense. Our decoupling proposal was rejected and the Commission indicated that full revenue decoupling was not appropriate at this time.
Upstate New York gas rate plan filing
We filed a rate plan with the New York Public Service Commission on 23 May 2008 for an $84 million (£58 million) rate increase in natural gas delivery rates. We filed a settlement proposal on 13 February 2009, which included a two year rate plan, a $39.4 million (£27.4 million) rate increase in year one resulting in an overall 5.1% increase on customer bills. The settlement contains a 10.2% return on equity, revenue decoupling, a new rate for low income customers, a partial recovery of commodity related bad debt expense based on current gas costs, a full recovery of New York State Energy Research and Development Authority (NYSERDA) auction rate debt, and a partial recovery of new long-term debt. The Commission will rule on the settlement during 2009, with new rates expected to come into effect during the year.
New Hampshire gas rate plan filing
On 25 February 2008, we filed a request with the New Hampshire Public Utilities Commission to increase distribution rates by approximately $9.9 million (£6.9 million). The filing marks the first request for an increase in distribution rates in 15 years and is necessary to fund ongoing operations and significant infrastructure improvements. On 23 January 2009, we filed a partial settlement addressing all issues other than the return on equity. The return on equity was fully litigated. The partial settlement includes a commodity related bad debt allowance in the first year of 2.54%, (decreasing to 1.75% in year four) increased customer charges, an enhanced collections programme and the elimination of the requirement to connect new customers to the system at no charge who are within 80 feet of the network. The Commission ruling is expected in 2009 and will cover the settlement and the return on equity.
Performance against our objectives
Our progress against all National Grid’s objectives is set out on pages 30 to 39. We include below further information specific to Gas Distribution with respect to the objectives that are closely aligned to the lines of business.
Driving improvements in our safety, customer and operational performance
Safety

Our objective is to reduce employee lost time injuries to zero.
To monitor our safety performance we use employee lost time injury frequency rate as our key performance indicator. In addition, we monitor kilometres of gas distribution mains replaced in the UK.

Lost time injuries totalled 76 in 2008/09, of which 24 were within the UK and 52 were within US. This was equivalent to a lost time injury frequency rate of 0.35. This compared with a total of 72 lost time injuries in 2007/08, of which 15 were within the UK and 57 within the US, equivalent to a lost time injury frequency rate of 0.36. Data for 2007/08 has been restated as if the KeySpan acquisition had occurred at the beginning of the year.
In both the UK and US, we again exceeded all our regulatory agreed targets on safety related standards.

60     National Grid plc Annual Report and Accounts 2008/09

5.8%	Safety	3 rate filings	£25m

Vanilla rate of return achieved	Exceeded our UK and US	Three new gas rate plan filings	Investment in active pressure
in the UK	targets to attend gas escapes	being progressed in the US	management systems to reduce
our impact on climate change

In the UK, we have decommissioned more than 1,900 kilometres of metallic gas main in 2008/09 under our long-term main replacement programme, exceeding the target agreed with the UK Health and Safety Executive (HSE) for the third consecutive year. The HSE target this year was 1,852 kilometres. We decommissioned over 1,850 kilometres in both 2007/08 and 2006/07. We have also seen good performance in the US with the rate of mains replacement steadily increasing. As detailed on page 85, we identified that some of our mains replacement activity may have been misreported. We have notified both Ofgem and the HSE, and a full investigation is currently being conducted.
In the UK, we are also investing around £25 million in a wider roll-out of active control systems, which change the pressure in the gas mains automatically as customer demand conditions require. This investment reduces average system pressure on our gas mains, thereby reducing natural gas escapes and is a direct consequence of the new environmental emissions incentive laid out by Ofgem in this current price control period. The combined effect of the above mains replacement activity and pressure management investments ultimately reduces the number of gas escapes that impact climate change.
Customer service

In addition to meeting customer service objectives agreed with our regulators, our objective is to be within the upper quartile of customer satisfaction in the territories we operate in.
To monitor our customer service performance we use customer satisfaction surveys as our performance measure.

In addition to meeting all service standards defined by our UK regulators, we aim to deliver a high quality customer experience, with satisfaction levels measurable through industry surveys in the geographic areas within which we operate.
In the UK, quality of service standards apply to three principal areas of activity: new connections; the telephone service; and attendance at gas emergencies. All standards have been met in 2008/09 and, in the individual cases where compensation is due, we have processes to ensure that customers receive the statutory compensation to which they are entitled. Customer satisfaction with the levels of service provided in respect of our main types of work (emergency response and repair, planned work and connections work) is measured and reported on a quarterly basis. Results of these surveys are directly comparable with the other independent distribution network operators and can be found at www.nationalgrid.com/uk/gas and www.ofgem.gov.uk. In summary, out of a maximum score of 10, we achieved the following year-to-date network average scores: 7.86 for emergency response and repair; 7.29 for planned work; and 6.74 for connections work. All scores are calculated within the Ofgem template and represent the mean scores of individual quarters. There is a programme of activities within the UK to improve these scores in future surveys.
For gas utility businesses in the US, J.D. Power and Associates formulate an annual survey and customer satisfaction rating. In 2008/09, the gas line of business experienced a decline. The business customer satisfaction scores were in the third quartile and residential customer satisfaction scores are in line to be in the third quartile. As our relationship with J.D. Power develops, we plan to implement initiatives that should improve customer satisfaction in the next three years by focusing on: communications and price; corporate citizenship; bill payment and collections; gas and electricity quality; reliability and safety; customer field services; and customer operations.
In the US, our Gas Distribution business met all gas safety related regulatory requirements on service quality indices and performance measures. These standards are set by state regulatory agencies and cover operational activities including, but not limited to, damage prevention, leak repair, emergency response, meter changes and main and service replacements.
Delivering strong, sustainable regulatory and long-term contracts with good returns
Returns on investment

Our aim is to meet the base financial returns in our price controls in the UK and our rate plans in the US.
The performance indicator we use to monitor our return on investment is the vanilla return in the UK and the return on equity per rate plan in the US.

In the UK, we measure our return on investment using an operational return metric comparable to the vanilla return measure as defined in our UK price controls. In the US, we measure our return on investment using our defined return on equity under the terms of each rate plan.
Gas Distribution UK achieved a 5.8% vanilla return in 2008/09 exceeding the regulatory allowance. A summary of returns under our US rate plans is provided below.

					Allowed
	Asset base*		Return on equity*		return
Regulatory entity	2008	2007	2008	2007	current

KEDNY	$2,294m	$2,239m	11.9%	14.9%	9.8%

KEDLI	$1,795m	$1,715m	11.1%	10.4%	9.8%

Mass. Gas	$2,425m	$2,137m	8.3%	9.2%	10.6%

Energy North	$191m	$173m	4.4%	4.9%	10.4%

Narragansett	$337m	$341m	7.6%	3.2%	10.5%

Niagara Mo. Gas**	$1,067m	$1,084m	4.8%	5.9%	10.2%

*	Based on regulatory returns for the 12 months ended either 31 October or 31 December

**	Based on settlements filed, awaiting approval
Current returns for our downstate New York and Long Island gas businesses are above our allowed returns. We are in the second year of a five year rate plan. Returns for our gas businesses in Rhode Island, New Hampshire and upstate New York are below our allowed returns. As previously discussed, we have filed rate cases in these jurisdictions. In upstate New York, we are awaiting approval for a two year gas settlement that increases rates by $39.4 million and has a 10.2% return on equity. In our Massachusetts gas businesses, we are operating under long-term rate plans but anticipate filing for rate adjustments in April 2010 to be effective 1 November 2010.

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Operating and Financial Review
Gas Distribution continued

Modernising and extending our distribution networks
Reliability

Our objective is to meet regulatory targets and to have zero loss of supply incidents.
To monitor our reliability performance we use network reliability percentages as our key performance indicator.

In the UK, we again achieved a very high network reliability percentage of 99.9999% which reflects a low volume of unplanned customer interruptions during the year.
In the UK, actual gas consumption was 317 TWh compared with 315 in 2007/08. In the US, gas consumption was 205 TWh for 2008/09 compared with 212 in 2007/08. This was below the previous year due to the decreased gas usage among customers having dual fuel capability.
In both the UK and US, we continue to focus on improving reliability, in particular in the area of gas escapes, and targets in both regions have been met. Specifically in the US, workable gas escape backlog has been reduced by 30% over the previous year.
We continue to focus on process safety, which is the collective name for the measures, systems, procedures or policies which prevent incidents and/or protect people and the environment from the effects of major accidents. We are aligning our approach for controlling asset risks between the UK and the US.
Our asset management policies promote continual improvement in how our physical assets (plant, pipes, meters and regulators) are managed throughout their lifecycle from conception through construction, operation, maintenance and decommissioning.
Capital investment

Our aim is to deliver capital investment by 2012 in line with our UK price control allowance and supported by our US rate plans.

During 2008/09, we successfully delivered £1,019 million of capital investment and plan to invest a further £3.3 billion by 2012.
UK capital investment
Gross investment including reinforcement, extension and replacement of the UK gas distribution network was £598 million in 2008/09 compared with £514 million in 2007/08 and £490 million in 2006/07. Of these amounts, £425 million in 2008/09 related to replacement expenditure that is capitalised (2007/08: £353 million, 2006/07: £333 million) and £173 million to other capital investment including new connections, new pipelines and minor capital expenditure (2007/08: £161 million, 2006/07: £157 million). Expenditure on software applications included within the above amounts was £22 million (2007/08: £18 million, 2006/07: £12 million).
Replacement expenditure increased by £72 million (20%) compared with 2007/08 reflecting an increase in workload and a higher proportion of complex large diameter mains. Performance under the mains replacement incentive scheme is expected to be broadly neutral in 2008/09.
In collaboration with our alliance partnerships, we have replaced more than 1,900 kilometres of metallic gas main this year and approximately 8,800 kilometres since 2004/05, the vast majority of which relates to the long-term mains replacement programme agreed with the HSE.
The increase in other capital expenditure in 2008/09 compared with 2007/08 is driven by the commencement of the construction of a major new pipeline in west London, which is due for completion in 2009/10 together with information technology expenditure to replace obsolete equipment in system control and operational activities.
US capital investment
Capital expenditure in the replacement, reinforcement and extension of our US gas distribution networks was £421 million in 2008/09, £188 million in 2007/08, and £36 million in 2006/07.
After excluding the effect of exchange movements of £58 million in 2008/09 compared with 2007/08, capital expenditure increased by £175 million. The primary reason for the increase arose from five months of additional activities from the gas distribution network of KeySpan acquired in August 2007.
After excluding the effect of exchange movements of £2 million in 2007/08 compared with 2006/07, capital expenditure increased by £154 million. The primary reason for the increase was the inclusion of £144 million representing seven months of capital expenditure on the operations acquired with KeySpan.
Becoming more efficient through transforming our operating model and increasingly aligning our processes
Key areas of focus

Our objective is to utilise the scale and breadth of our enlarged Gas Distribution operations, together with the benefits of common support services, to drive improvements in our operating and financial performance. In particular, we aim to adopt best practices across Gas Distribution.

We have continued the transformation of our gas business towards the National Grid operating model. During 2008, we agreed a core of eight processes that can be more common across our business. These processes have been further broken down in preparation for work to commence on detailed design of our new IT system to support a more efficient operation in the UK gas business.
We completed the alignment of the Gas Distribution organisation to a globally aligned process based structure, as opposed to the traditional geocentric approach. This, combined with piloting new ways of planning, standardising and delivering of work, will enable us to release more value from our scale of operations and the greater centralisation of our back office support tasks.
In 2009/10, we will start the progressive replacement of our ageing front office IT suite of systems. The lessons learnt from the pilots, and the advances in technology since the original front office was

62     National Grid plc Annual Report and Accounts 2008/09

£1,466m	£4,786m	£598m	£421m

Gas Distribution UK revenue	Gas Distribution US revenue	Gas Distribution UK capital expenditure	Gas Distribution US capital expenditure

installed, will help us drive further improvements in the efficiency and customer performance of the gas business.
We have also made significant progress towards achieving the KeySpan integration initiatives attributable to Gas Distribution. Major categories of these initiatives included process model driven cost savings, standardisation, best practices, revenue enhancement and leak management. These initiatives were an integral part of the overall KeySpan integration.
Efficiency

Our objective is to increase the efficiency of Gas Distribution operations.

Our aim is to maintain the proper level of investment in our infrastructure to enable related operating cost reductions. The transformation of the front office programme in the UK is an example of how we are looking to execute information systems priorities to facilitate savings. US operations have achieved operating efficiencies of $15 million (annual run rate) due to initiatives related to merger integration synergies, which include, but are not limited to, consolidation of New England control centres, standardisation of fleet vehicles, organisational and office consolidations and increased utilisation of best practice technologies such as keyhole coring and remote service shut off systems.
Efficiency is reflected in our financial performance, which is discussed below.
Financial performance
Profit

Our objective is to increase profits each year.

The adjusted operating profit was £1,284 million in 2008/09 compared with £987 million in 2007/08 and £480 million in 2006/07.
Financial results – Gas Distribution UK
The results for our Gas Distribution UK segment for the years ended 31 March 2009, 2008 and 2007 were as follows:

	Years ended 31 March
	2009	2008	2007
	£m	£m	£m

Revenue	1,466	1,383	1,193
Other operating income	2	8	6
Operating costs excluding exceptional items	(796)	(796)	(790)

Adjusted operating profit	672	595	409
Exceptional items	(43)	(21)	3

Operating profit	629	574	412

2008/09 compared with 2007/08
The principal movements between 2007/08 and 2008/09 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2007/08 results	1,391	(817)	574
Add back exceptional items	–	21	21

2007/08 adjusted results	1,391	(796)	595
Allowed revenues	90	–	90
Timing on recoveries	(15)	–	(15)
Pass-through costs	–	(9)	(9)
Non-formula	9	(12)	(3)
Other revenue and costs	(7)	21	14

2008/09 adjusted results	1,468	(796)	672
Exceptional items	–	(43)	(43)

2008/09 results	1,468	(839)	629

Revenue and other operating income in Gas Distribution UK increased by £77 million in 2008/09 compared with 2007/08. Allowed revenue was up £90 million, driven by the five year price control that came into effect on 1 April 2008 and incentive gains through the efficient management of our capacity requirements and improved pressure management. This was partially offset by a £15 million timing impact on recoveries.
The net year-on-year timing impact against allowed revenues was a reduction of £15 million as in 2008/09 there was a net benefit of £10 million (comprising the under-recovery of £20 million relating to the previous year, partially offset by a £10 million under-recovery for 2008/09), compared with a net benefit of £25 million in 2007/08 (comprising a £20 million under-recovery in 2007/08, offset by £45 million under-recovery from 2006/07).
Operating costs for 2008/09, excluding exceptional items, were in line with 2007/08. Efficiency savings through strong operating cost performance were combined with one-off benefits in the year. As expected, this was offset by £9 million higher pass-through costs due to an increase in business rates following the changes in rateable values introduced from 1 April 2005 and shrinkage costs due to higher gas prices. Non-formula costs were £12 million higher because of increased meter work and other non-formula activities.
Exceptional charges of £43 million in 2008/09 included an increase in the environmental provision of £13 million with the remaining £30 million made up of restructuring and transformation costs, which include system related projects costs. This compared with a £21 million charge in 2007/08.
As a consequence of the above, adjusted operating profit excluding exceptional items was £77 million higher in 2008/09 than 2007/08, an increase of 13%. Including exceptional items, operating profit was £55 million higher in 2008/09 than 2007/08, an increase of 10%.

National Grid plc Annual Report and Accounts 2008/09     63

Operating and Financial Review
Gas Distribution continued

2007/08 compared with 2006/07
The principal movements between 2006/07 and 2007/08 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2006/07 results	1,199	(787)	412
Add back exceptional items	–	(3)	(3)

2006/07 adjusted results	1,199	(790)	409
Allowed revenues	165	–	165
Timing on recoveries	59	–	59
Depreciation and amortisation	–	(11)	(11)
Pass-through costs	–	(18)	(18)
Other revenue and costs	(32)	23	(9)

2007/08 adjusted results	1,391	(796)	595
Exceptional items	–	(21)	(21)

2007/08 results	1,391	(817)	574

Revenue and other operating income in Gas Distribution UK increased by £192 million in 2007/08 compared with 2006/07. Net formula income was higher by £165 million due to the outcome of the one year price control extension. In addition, there was a £59 million timing impact on recoveries. This was partially offset by lower non-formula income, as a result of the cessation of transitional service agreements with the independent distribution networks and lower meter work activities, which was reflected in the improvement in other costs.
The allowed formula revenue is no longer linked to delivery volumes. This decoupling now eliminates the sensitivity to warm weather and lower underlying volumes. Furthermore, a smaller proportion of our income is recovered through the volume delivery component of our charges.
Cooler temperatures than the prior year increased consumption by 14 TWh, which was partially offset by the impact of underlying volumes being lower by 2 TWh. The net year-on-year timing impact against allowed revenues was £59 million as in 2007/08 there was a net benefit of £26 million (comprising the recovery of £43 million relating to the previous year, partially offset by a £17 million under-recovery for 2007/08), compared with a net detriment of £33 million in 2006/07 (comprising a £43 million under-recovery for 2006/07, partially offset by £10 million recovered relating to 2005/06).
Operating costs, excluding exceptional items, were £6 million higher in 2007/08 compared with 2006/07. Depreciation and amortisation costs were £11 million higher reflecting the increased capital investment in the distribution network. In line with 2006/07, there was a £12 million increase in business rates following the changes in rateable values introduced from 1 April 2005. From 2007/08 there is an extra allowance of £12 million for the recovery of non-active members’ pension costs. This was partially offset by a reduction in operating costs of £11 million partly driven by the cessation of the transitional services agreement with the independent distribution networks and partly by efficiency savings.
Exceptional charges of £21 million in 2007/08 related primarily to the creation of the new shared services organisation in the UK and global information services function, together with pension costs associated with these restructuring programmes. This compared with a £3 million net gain in 2006/07.
As a consequence of the above, adjusted operating profit excluding exceptional items was £186 million higher in 2007/08 than 2006/07, an increase of 45%. Including exceptional items, operating profit was £162 million higher in 2007/08 than 2006/07, an increase of 39%.
Financial results – Gas Distribution US
The average exchange rates used to translate the results of US operations during 2008/09, 2007/08 and 2006/07 were $1.54:£1, $2.01:£1 and $1.91:£1 respectively.

	Years ended 31 March
	2009	2008	2007
	£m	£m	£m

Revenue	4,786	2,845	638
Operating costs excluding exceptional items and remeasurements	(4,174)	(2,453)	(567)

Adjusted operating profit	612	392	71
Exceptional items and remeasurements	(386)	95	(4)

Operating profit	226	487	67

2008/09 compared with 2007/08
The principal movements between 2007/08 and 2008/09 can be summarised as follows:

		Operating	Operating
	Revenue	costs	profit
	£m	£m	£m

2007/08 results	2,845	(2,358)	487
Add back exceptional items	–	(95)	(95)

2007/08 adjusted results	2,845	(2,453)	392
Exchange movements	873	(753)	120

2007/08 constant currency results	3,718	(3,206)	512
KeySpan contribution	902	(896)	6
Rate increases	32	–	32
Weather and volumes	22	–	22
Timing on recoveries	(6)	52	46
Merchant function charge	38	–	38
Energy efficiency programme	19	(12)	7
Pass-through costs	69	(69)	–
Bad debt expense	–	(29)	(29)
Other revenues and costs	(8)	(14)	(22)

2008/09 adjusted results	4,786	(4,174)	612
Exceptional items	–	(52)	(52)
Remeasurements	–	(334)	(334)

2008/09 results	4,786	(4,560)	226

Revenue and operating costs excluding exceptional items and remeasurements increased by £1,068 million and £968 million respectively in 2008/09 compared with 2007/08 on a constant currency basis, an increase of 29% and 30% in each case. The rise in revenue and operating costs primarily arose from an increase in contributions from KeySpan operations in 2008/09 reflecting the first full year of ownership since acquisition in August 2007.

64     National Grid plc Annual Report and Accounts 2008/09

£672m	£612m	13%	20%

Gas Distribution UK adjusted	Gas Distribution US adjusted	Gas Distribution UK increase	Gas Distribution US increase
operating profit	operating profit	in adjusted operating profit	in adjusted operating profit at constant currency

Revenue increased by £1,073 million in 2008/09 compared with 2007/08. Revenue from KeySpan operations increased by £902 million compared with 2007/08. The remaining £171 million was primarily driven by New York, Long Island, Rhode Island, and New Hampshire rate increases of £32 million, colder weather and higher consumption of £22 million, higher recoveries of gas inventory carrying charges of £38 million, higher commodity pass-through costs of £69 million, and other increases of £10 million.
The weather in 2008/09 was significantly colder than 2007/08. As measured in heating degree days, weather in 2008/09 across National Grid’s US gas territories was approximately 5% colder than normal and was approximately 8% colder than 2007/08.
Operating costs, excluding exceptional items were £973 million higher in 2008/09 compared with 2007/08. The increase in costs from KeySpan operations in 2008/09 was £896 million on a constant currency basis. The remaining increase of £77 million was a result of higher commodity pass-through costs, an increase in maintenance costs and higher bad debt expense as a result of the economic downturn partially offset by a favourable overcollection in commodity costs.
Exceptional charges of £52 million in 2008/09 related to integration initiatives, including the cost of voluntary early redundancies, while adverse mark-to-market commodity contract remeasurement losses were recorded as a consequence of lower energy prices compared with contracted amounts as at 31 March 2009. The losses from these transactions will be realised in subsequent periods and recovered from consumers.
2007/08 compared with 2006/07
The principal movements between 2006/07 and 2007/08 can be summarised as follows:

		Operating	Operating
	Revenue	costs	profit
	£m	£m	£m

2006/07 results	638	(571)	67
Add back exceptional items	–	4	4

2006/07 adjusted results	638	(567)	71
Exchange movements	(32)	29	(3)

2006/07 constant currency results	606	(538)	68
KeySpan contribution	2,181	(1,832)	349
Rhode Island gas operations	61	(74)	(13)
Bad debt expense	–	(3)	(3)
Pension and benefit costs	–	(3)	(3)
Other	(3)	(3)	(6)

2007/08 adjusted results	2,845	(2,453)	392
Exceptional items	–	(46)	(46)
Remeasurements	–	141	141

2007/08 results	2,845	(2,358)	487

Revenue and operating costs excluding exceptional items and remeasurements increased by £2,239 million and £1,915 million respectively in 2007/08 compared with 2006/07 on a constant currency basis. The rise in revenue and operating costs primarily arose from five months of additional activities from the gas distribution network in Rhode Island we acquired from Southern Union Company in August 2006 and seven months of activities from the gas distribution networks we acquired with KeySpan in August 2007.
Exceptional charges of £46 million in 2007/08 related to integration initiatives, including the cost of voluntary early redundancies, while favourable mark-to-market commodity contract remeasurement gains were recorded as a consequence of higher energy prices compared with contracted amounts as at 31 March 2008. The benefit of these gains will be realised in subsequent periods and passed back to consumers.

National Grid plc Annual Report and Accounts 2008/09     65

Operating and Financial Review
Electricity Distribution & Generation
Electricity Distribution & Generation

Our customers are at the heart of everything we do. We continue to invest in our distribution and generation systems creating sustained improvements in our system reliability.
We are focused on building a branded customer experience that demonstrates our commitment to our customers and educates them on the environmental impact they have. We believe that increased energy efficiency and deployment of smart technologies are the best ways to help our customers control their energy costs while addressing the effects of climate change.
We are seeking regulatory agreements that decouple our revenue from customer energy usage. With decoupling, we can enable increased energy efficiency for our customers without reducing our revenue stream.
Key Facts
▪	Over 116,700 kilometres of circuit

▪	3.4 million customers

▪	65 TWh of electricity delivered

▪	670 substations

▪	57 generation units at 13 locations across Long Island

▪	LIPA network serving 1.1 million customers over 24,100 kilometres of circuit and 177 substations, delivering 22 TWh of electricity

Adjusted operating profit	Capital investment

£265m	£355m

2007/08: £330m	2007/08: £257m

Employees	Energy saved through energy efficiency measures

7,950	275 GWh

2007/08: 7,955	2007/08: 266 GWh
About Electricity Distribution & Generation
Our Electricity Distribution & Generation business operates in the northeastern US and is reported as a single segment in our financial statements.
This section should be read in conjunction with the rest of this Operating and Financial Review, in particular the external market and regulatory environment; current and future developments; business drivers; vision, strategy and objectives; and risks and opportunities set out on pages 20 to 27 and page 40.
Principal operations
Electricity Distribution
We are one of the leading electricity distribution service providers in the northeastern US, as measured by energy delivered, and one of the largest utilities in the US, as measured by the number of electricity distribution customers.
Our electricity distribution system spans upstate New York, Massachusetts, Rhode Island and New Hampshire, which, together with the system on Long Island owned by the Long Island Power Authority (LIPA), provides energy to homes, small businesses, and large commercial and industrial enterprises.
We are responsible for building, operating and maintaining our electricity distribution networks in New England and New York, and LIPA’s transmission and distribution networks on Long Island. Our work is essential to the economies of the regions in which we operate and contributes to the comfort and well-being of the millions of people who depend on our services.
Through our electricity distribution networks we serve approximately 3.4 million electricity customers over a network of approximately 116,700 circuit kilometres (72,500 miles) in New England and New York.
We strive to provide a reliable, high quality distribution network to our customers. In all that we do, we are committed to safeguarding our global environment for future generations.
On Long Island, we are responsible for managing the electricity transmission and distribution system on behalf of LIPA. The LIPA service territory consists of most of Nassau and Suffolk counties on Long Island, together with the Rockaway Peninsula which forms part of Queens County (part of New York City). It covers approximately 3,200 square kilometres, encompassing nearly 90% of Long Island’s total land area. LIPA owns approximately 2,100 kilometres (1,300 miles) of transmission line facilities that deliver power to approximately 177 substations in its electricity system. From these substations, approximately 24,100 circuit kilometres (15,000 miles) of distribution facilities distribute electricity to 1.1 million customers.
Our responsibilities include managing the day-to-day operations and maintenance of LIPA’s transmission and distribution system, providing services to LIPA’s retail customers, purchasing and selling electricity on behalf of LIPA and managing the delivery of the energy that we produce under contract to LIPA.

66     National Grid plc Annual Report and Accounts 2008/09

4.1 GW	38 TWh	£426m	670

Generation facilities on Long Island	Annual electricity procurement	Stranded cost recoveries	Substations

Generation
We own 57 electricity generation units on Long Island that together provide 4.1 GW of power under contract to LIPA. We also manage the fuel supplies for LIPA to fuel our plants and purchase energy, capacity and ancillary services in the open market on LIPA’s behalf.
Our plants consist of oil and gas fired steam turbine, gas turbine and diesel driven generating units. The smallest are 2 MW diesel driven units on the eastern end of Long Island and the largest are 375 MW steam units based at Northport. Any available power not purchased by LIPA is made available for sale in the open market.
Stranded cost recoveries
Stranded cost recoveries capture the recovery of some of our historical investments in generating plants that were divested as part of the restructuring process and wholesale power deregulation process in New England and New York. This includes the recovery of certain above market costs of commodity purchase contracts we are committed to purchasing that were in place at the time of restructuring and deregulation.
We are able, with the approval of the utility commissions in the states in which we operate, to recover most of these costs through a special rate charged to electricity customers.
Pursuant to the settlement and stranded cost recovery agreements in effect in each of the states in which National Grid operates, this revenue stream will decline as the recovery of stranded costs is completed. As a consequence, we do not consider this to be part of our business performance and so this is excluded from adjusted operating profit.
Energy procurement
We are responsible for the planning, procurement and administration of natural gas and electricity commodity supply for our customer base within our Electricity Distribution & Generation and Gas Distribution US businesses. Delivering on our commitment to achieve the highest reliability at low cost, we transact with a diverse group of creditworthy energy companies in order to supply approximately 500 billion standard cubic feet of natural gas, and procure 38 TWh of electricity annually across four states. We maintain a diversified and flexible portfolio of gas supply, transmission and storage assets, and are the largest shipper on major inter-state pipelines including Tennessee, Dominion, Algonquin and Iroquois. We transport 30% of all gas consumed in the northeast region of the US. We are also responsible for optimising our gas transmission and storage assets in order to provide additional benefits for our customers and shareholders.
We also provide fuel management services to power generators including LIPA and procure natural gas and oil to supply the 57 generation units on Long Island. We also provide LIPA with energy trading services.

National Grid plc Annual Report and Accounts 2008/09     67

Operating and Financial Review
Electricity Distribution & Generation continued

Regulation
The prices we set in the US are based on a cost of service model, whereby the prices established by our regulators are designed to cover the costs we incur in providing services to customers, together with a return on capital invested.
Customer bills typically comprise a commodity rate, covering the cost of electricity delivered and a delivery rate, covering our electricity delivery service. Delivery rates comprise a combination of a per customer charge, a demand charge and a price per additional kilowatt hour of electricity delivered. The allocation and applicability among these components vary by size of customer.
Prices set by our rate plans are based on estimates of costs and our return and estimates of volumes expected to be delivered, which may differ from actual amounts. A substantial proportion of our costs, in particular electricity purchases for supply to customers, are pass-through costs, in that prices are adjusted on a regular basis to ensure that over- or under-recovery of these costs is returned to or recovered from customers. As a consequence, we have no economic exposure to such costs, however, there can be timing differences between the financial period when we incur such costs and the financial period when our prices are adjusted to return or charge for any over- or under-recovery.
Our Long Island generation plants sell capacity to LIPA under a contract, approved by the Federal Energy Regulatory Commission (FERC), which provides a similar economic effect to cost of service rate regulation.
Our rate plans include sharing arrangements, which allow us to retain some of the benefit of efficiency improvements in excess of those built into rate plan assumptions. Typically we retain all the benefits up to a certain level of return on equity, after which we retain only a proportion of the benefits, with the balance returned to customers. A summary of the key features of our rate plans is provided below.

	Equity	Equity to	Sharing
Rate plan	return	debt ratio	arrangements

Upstate New York	10.6%	47/53	100% to 11.75%,
			50% to 14%,
			25% to 16%,
			10% above 16%

Massachusetts	*	*	Not specified

Rhode Island	10.5%	50/50	50% from
			10.5-11.5%,
			25% above 11.5%

New Hampshire	9.67%	50/50	50% above 11%

*	Massachusetts returns are based on the average of a peer group of utilities until 31 December 2009
We also have a number of service standards for our operations. These vary among our rate plans, but include reliability levels, customer satisfaction levels, customer complaints, customer meter reading performance, customer call answering, energy efficiency programmes and other measures. Many of these service standards have penalties if we do not achieve certain specified minimum standards.
The upstate New York rate plan also allows for subsequent recovery of specified electricity related costs and revenue items that have occurred since the rate plan was established, once these amounts exceed individual item thresholds and $100 million (£69 million) in total. These deferral account items include changes from the levels of pension and post-retirement benefit expenses from levels specified in the rate plan, as well as various other items, including storms, environmental remediation costs, and certain rate discounts provided to customers, together with costs and revenues from changes in tax, accounting and regulatory requirements.
The fourth and final filing for recovery of actual and projected deferral costs up to 31 December 2011 is anticipated to be made in August 2009 for recovery over a two year period commencing
1 January 2010.
Current and future developments
In addition to the current and future developments described on pages 22 and 23, the following developments are relevant to the Electricity Distribution & Generation business.
Environment
We aim to be a leader in the energy policy agenda by progressing efforts in energy efficiency and climate change. The US administration and Congress are working to pass legislation driving a federal renewable portfolio standard, an energy efficiency standard, and potentially a cap and trade regime for CO2 reduction in advance of the Copenhagen climate change meeting in December 2009. National Grid is working closely with Congress, and the states to assist in the analysis of policy options and their impact on our industry and service area. We continue to lead on emissions reduction initiatives and collaborate with like minded companies through the US Clean Energy Group and community organisations.
LIPA Power Supply Agreement (PSA) rate adjustment
On 30 January 2009, we filed with the FERC for a rate increase for the power supplied to LIPA. Rates pursuant to the PSA agreement are in effect until May 2013. They were initially set in 1998 and are reset every five years. Rates were last reset in 2004. The PSA also allows for certain annual rate adjustments such as property tax increases and certain inflationary increases. The filing seeks an increase of $92 million, $60 million of which would be allowable under the annual rate adjustment provisions. On 31 March 2009, the FERC accepted our proposed tariff effective from 1 February 2009, subject to refund. The order also encourages a negotiated settlement. Absent a settlement, the issues would be ruled on later this year by a FERC administrative law judge.

68     National Grid plc Annual Report and Accounts 2008/09

37% reduction	$71m	114 minutes	Rate filings

In lost time injury frequency rate	Investment in energy efficiency programmes	SAIDI network reliability	New rate filings for New York and LIPA

Upstate New York capital expenditure rate filing
In New York, capital expenditure in the rate plan for electricity distribution is set at historic levels that are significantly lower than those currently required to maintain a safe and reliable network. On 21 December 2007, we petitioned the New York Public Services Commission (NYPSC) for deferred recovery of incremental investment on major capital programmes for calendar year 2008, as permitted under our rate plan.
On 5 September 2008, the NYPSC ordered that we should only file for deferred recovery of incremental investment once the calendar year of spend had finished. We filed a new petition in April 2009 for deferred recovery of incremental investments in 2008. We anticipate that we will also petition for deferred recovery of qualifying incremental investment for calendar years 2009 to 2011.
Massachusetts and Rhode Island rate plans
In both the Massachusetts and Rhode Island rate plans, we have the right to file for rate adjustments effective from 1 January 2010. In both jurisdictions, rate applications to increase electricity distribution rates will be filed during 2009.
Performance against our objectives
Descriptions of our progress against all National Grid’s objectives are set out on pages 30 to 39. We include below further information specific to Electricity Distribution & Generation with respect to the objectives that are closely aligned to the lines of business.
Driving improvements in our safety, customer and operational performance
Safety

Our objective is to reduce employee lost time injuries to zero.
To monitor our safety performance we use employee lost time injury frequency rate as our key performance indicator.

The number of employee lost time injuries in Electricity Distribution & Generation decreased to 37 compared with 53 in 2007/08 (based on National Grid’s definition that aligns the measure between the UK and the US). Our lost time injury frequency rate for 2008/09 was 0.22, representing a 37% decrease over the prior year’s rate of 0.35. The data for 2007/08 has been restated as if the KeySpan acquisition had occurred at the beginning of the year. Improvement programmes implemented in 2008/09 were aimed at aligning our merged operations in key areas of safety and occupational health management and to promote one positive safety culture. The key safety initiatives during 2008/09 were as follows:
▪	integration of a safety observations programme focused on fostering open communications and promoting safe behaviours.

A new online system was developed to support the programme;

▪	a new safety performance committee structure was established to drive safety initiatives and promote communication;

▪	implementation of the soft tissue injury prevention programme continued to improve our approach to preventing soft tissue or musculoskeletal injuries, which make up 60% of injuries;

▪	an attendance management programme was initiated to increase supervisors’ focus on non occupational absence reduction; and
▪	as part of our trusted to work responsibly strategy, we continue to address the ‘golden rules’ of safety that involve the most critical areas of safety and set clear expectations of the workforce.
In 2009/10, our safety objectives include implementing a safe driving policy, incorporating techniques in the field to help address transitional risk and hazard identification, improving the quality of incident investigation and analysis to ensure we consistently identify underlying causes and help to prevent recurrence, and promote union involvement through increased participation in the safety advocate and other programmes.
Customer service

In addition to meeting customer service objectives agreed with our regulators, our objective is to be within the upper quartile of customer satisfaction in the territories we operate in.
To monitor our customer service performance we use customer satisfaction surveys as our performance indicator.

Reliability and service issues are key factors contributing to customer satisfaction. Our investment in enhanced reliability will increasingly improve customer perceptions. We are taking steps to improve our customer satisfaction, manage cost and use, enhance billing quality, and increase responsiveness to customer queries, regulatory complaints and call handling. Recent performance against our peers shows we need to substantially improve customer satisfaction. A key customer satisfaction metric is the J.D. Power and Associates customer satisfaction study. A global marketing information company, J.D. Power conducts independent and unbiased surveys of customer satisfaction, product quality and buyer behaviour. In the most recent surveys, we rank in the lower quartile for large east coast utilities. Our objective is to achieve first quartile performance in all J.D. Power customer satisfaction surveys by 2013.
To drive immediate and sustained improvements, ownership of the major survey components has been assigned to senior management who will develop and implement action plans designed to improve our ranking each year for the next three years. The National Grid customer experience team identified the following priority areas:
▪	communications and price;

▪	corporate citizenship;

▪	billing, payment and collections;

▪	gas and electricity quality, reliability and safety;

▪	customer field services; and

▪	customer operations.
Electricity Distribution & Generation has established a customer steering committee that will work in partnership with National Grid’s customer experience team to drive improvement in customer satisfaction in 2009/10. Detailed customer feedback identified targeted improvement opportunities, including:
▪	outage communications and estimated time of restoration accuracy;

▪	customer education, relevance, and frequency of communications associated with forestry related work; and

▪	customer facing skills to ensure customers feel valued.

National Grid plc Annual Report and Accounts 2008/09     69

Operating and Financial Review
Electricity Distribution & Generation continued

Energy efficiency provides our customers with long-term cost saving opportunities. For more than 20 years National Grid has offered a comprehensive portfolio of energy efficiency programmes to customers. These nationally recognised programmes have saved billions of kilowatt hours of electricity, eliminated millions of dollars in energy costs and have reduced millions of tonnes of greenhouse gas emissions associated with electricity production. In 2008/09, energy efficiency programmes helped customers mitigate the rising costs of energy and educated them on conservation methods.
National Grid has received national recognition from the US Environmental Protection Agency and the US Department of Energy for our leadership and outstanding contribution to energy savings and mitigating the effects of climate change.
Using our proven performance in delivering energy efficiency programmes, we aim to significantly expand programme funding through initiatives under way in Rhode Island, New York, and Massachusetts. We are also continuing to develop new and creative ways to provide our customers with end-to-end energy solutions that help them manage their energy use and reduce their carbon footprint.
LIPA and National Grid are in discussions as to whether we have achieved the customer satisfaction metrics in the management services agreement for the years 2006 to 2008. Failure to meet these metrics for all three years could constitute an event of default under the agreement.
Delivering strong, sustainable regulatory and long-term contracts with good returns
Returns on investment

Our aim is to meet the base financial returns in our rate plans by delivering on long-term contracts that provide value.
The performance indicator we use to monitor our return on investment is the defined regulatory return on equity under the terms of each rate plan.

A summary of returns under our rate plans is provided below.

					Allowed
	Asset base*		Return on equity*		return
Regulatory entity	2008	2007	2008	2007	current

Niagara Mohawk
(Electric)	$4,609m	$4,882m	6.7%	9.1%	10.6%

Massachusetts
(Electric)	$1,495m	$1,373m	7.0%	9.5%	11.0%

Narragansett Electric
(Dist Only)	$564m	$543m	2.3%	6.8%	10.5%

Long Island
Generation	$574m	$621m	7.1%	9.5%	9.5%

*	Based on regulatory returns for the 12 months ended either 31 October or 31 December
Our US electricity businesses are operating under long-term rate plans which are reaching their conclusion. Current returns for our New York, Massachusetts, and Rhode Island (Narragansett) electricity operations are below allowed returns, primarily due to higher levels of investment and continued cost pressures, particularly bad debts and storm costs. In Massachusetts and Rhode Island, we anticipate filing for rate adjustments to be effective 1 January 2010, the earliest that rates are eligible for adjustment pursuant to the rate plans.
In New York, the regulatory return on equity includes electricity transmission, electricity distribution and stranded cost recoveries. For the rate year ended 31 December 2008, the reported return on equity was 5.2%. When adjusted for the Company’s share of merger savings allocated to electricity and certain one-off costs, the return was 6.7%. The long-term electricity rate plan concludes on 31 December 2011 at which time electricity rate adjustments would become effective. In April 2009, we filed for recovery of incremental investment above the amount included in the electricity rate plan, and plan on filing for this relief in each of the remaining rate plan years.
Our Long Island generation business has filed with the FERC for a rate increase effective 1 February 2009, subject to refund, as described on page 68. Resolution of this case is expected in the latter part of 2009.
Modernising and extending our networks
Reliability

In addition to meeting reliability performance targets agreed with our regulators, our objective is to improve reliability.
To monitor our reliability performance we use industry average outage frequency and duration as our key performance indicator.

The system average interruption duration (SAIDI) for 2008/09, being the time the average customer is without power during the year, was 114 minutes, compared with a target of below 120 minutes and 110 minutes in 2007/08.
Our customers depend on a reliable electricity distribution service. In 2008, we achieved our regulatory targets for our Rhode Island, Massachusetts and upstate New York electricity operations, while Long Island operations continued to achieve first quartile reliability performance based on 2007 data. Although we did not meet the LIPA management service agreement metric for average customer interruption duration, no monetary penalties were incurred as strong performances against other operational metrics provided an offset.
In 2009, we intend to meet internal targets that move towards achieving first quartile reliability performance by 2013. A key element to delivering these targets and achieving sustainable improvements in reliability will be the continued investment in our distribution infrastructure.

70     National Grid plc Annual Report and Accounts 2008/09

7.0%	6.7%	$750m	$7.2bn

2008 regulatory return on equity	2008 regulatory return on equity	Planned capital spend on	Estimated rate base
for Massachusetts Electric	for Niagara Mohawk (Electric)	infrastructure in 2009/10	(based on latest filings)

As we enter the fourth year of the five year reliability enhancement programme, we are now realising the benefits. We will continue to replace ageing underground cables, overhead lines, protection/ control systems and substation infrastructure as part of our asset replacement programme, and continue our ongoing reliability enhancement programme. This programme also includes:
▪	feeder hardening – upgrading our worst performing overhead electricity circuits by replacing aged and deteriorated components and protecting against lightning strikes and animal contacts; and

▪	inspection and maintenance – increasing our preventative maintenance and repair activities to find potential faults before they occur to improve reliability and public safety.
We will also continue our vegetation management programme across all operating areas, increasing our focus on dealing with hazardous trees.
We plan to invest over $520 million in our networks across New England and New York during 2009/10, delivering on our commitment to invest $1.47 billion in upstate New York over four years. In addition, with the asset replacement programme agreed with LIPA, we will be investing an estimated $237 million in the LIPA distribution and transmission infrastructure.
Overall, we propose to invest over $750 million in the renewal of our infrastructure during 2009/10.
Capital investment

Our objective is to deliver our capital investment plans over the next five years.

Capital investment in the replacement, reinforcement and extension of our US electricity distribution networks was £355 million in 2008/09, £257 million in 2007/08, and £218 million in 2006/07. After excluding the effect of exchange movements of £79 million in 2008/09 compared with 2007/08, capital investment increased by £19 million. This reflects a £10 million increase from a full year of generation capital expenditure compared with a partial year in 2007/08 following the KeySpan acquisition, higher investment at the Port Jefferson and Northport generating stations of £7 million, increased capital related storm costs of £6 million, and other investment including asset replacement of £23 million. This higher expenditure has been partially offset by decreased capital lease additions of £15 million relating to vehicles and lower investment in new business installations of £12 million as a result of the downturn in the US economy.
After excluding the effect of exchange movements of £11 million in 2007/08 compared with 2006/07, capital investment increased by £50 million. This reflected an increase of £17 million in spend related to our reliability enhancement programme, recognition of finance leases related to vehicles of £18 million, other increases in capital investment of £11 million and £13 million of capital investment in the operations acquired with KeySpan, partially offset by a non-recurring benefit capitalisation adjustment made in 2006/07 of £9 million.
Becoming more efficient through transforming our operating model and increasingly aligning our processes
Key areas of focus

Our focus includes building upon our high performance safety culture while executing on our reliability enhancement programme, creating a branded customer experience and delivering on our electricity distribution operations transformation programme.

We have a clear focus on an operating model that encourages collaboration with other business units and ensures continued efficiency gains through common practices and policies. Ensuring the reliability of our system, operating safely, and improving relationships with stakeholders, are our main objectives.
Our aim is to be recognised as an industry leader and help to transform the current traditional utility model into a business that is able to deliver sustained improvements in operating performance.
Transform operations
We are undergoing a major transformation programme that will significantly improve the performance of the business. The impetus for this transformation includes ageing infrastructure, increased customer expectations, changing technology, challenging economic environment and the desire to improve service to our customers and the communities we serve. We are in the deployment and implementation phase of this multi-phase transformation programme that will extend to the year 2012. The focus of the current phase is on implementing our new operating model and organisation structure; designing, testing and implementing new capabilities, processes and systems; and realising targeted benefits. We will enhance our asset management expertise and discipline by utilising the benefits of a common operating model and greater standardisation across the business. Our implementation effort is structured around six core work streams:
▪	manage the assets – integrated planning and efficient capital allocation;

▪	customer management – single point of contact for the customer while ensuring end-to-end coordination for all processes that affect the customer;

▪	contracting strategies – effective management of all contracts and arrangements;

▪	deliver the work – optimise work coordination to maximise crew efficiency while increasing productive time;

▪	design – centralised to drive productivity and standards focused on core design and field support activities; and

▪	operate the network – consolidation of control centres while ensuring standardisation across all regions.
In addition, we have begun to execute an integrated change plan to engage employees and facilitate smooth transitions.
Customer experience
Our business is fundamentally about serving our customers and providing them with a positive customer experience while delivering safe, reliable and efficient energy services to homes, businesses, schools and other customer segments across our service areas.

National Grid plc Annual Report and Accounts 2008/09     71

Operating and Financial Review
Electricity Distribution & Generation continued

Our customer transformation efforts are focused on delivering an unparalleled customer experience and providing customers with products and services that help them not only manage their energy use, but to also reduce their impact on the environment. We are collaborating across our business areas to instil a stronger customer focus and to align processes to deliver a National Grid branded customer experience. Our customer transformation initiatives are targeting the following areas:
▪	customer focused culture – building clear focus and a customer first culture through clear accountability and aligned goals and metrics across our business areas;

▪	customer experience initiatives – improving processes that directly impact customer satisfaction such as billing, collections, contact centre performance, self service options, outage communications and field service;

▪	sustainable products and services – delivery of targeted energy efficiency programmes and other energy management solutions that help customers manage their energy use; and

▪	building our brand – through marketing and integrated communications that reinforce our commitment to the environment and the communities we serve.
Efficiency

Our objective is to develop consistent processes and implement actions that will deliver cost efficiencies across our business, including the development of a cost conscious culture.

Improving the efficiency of our business continues to be one of our key priorities.
Delivering on many of the initiatives developed under our transformation programme is one way we can continue to improve efficiency. Some of the areas where we continue to focus and expand our efficiency efforts include:
▪	additions – by prioritising and optimising our investment programmes in both distribution and generation;

▪	materials – by optimising both use and stock levels;

▪	procurement – through longer term visibility of equipment needs and optimal balance between workload and resources; and

▪	generation – optimising generation plant performance.
We also continue to make progress on location efficiency with the consolidation and reconfiguration of key locations. With the opening of our new Reservoir Woods office in Waltham, Massachusetts we will bring together people from across the business and from multiple locations. We will work as one integrated team in a new state of the art leadership in energy and environmental design (LEED) certified, environmentally friendly office, providing a vibrant work environment.
Efficiency is reflected in our financial performance.
Financial performance
Profit

Our objective is to increase profits each year.

Adjusted operating profit was £166 million lower in 2008/09 than 2007/08 on a constant currency basis, a decrease of 39%, largely driven by higher storm costs resulting primarily from the December 2008 ice storm, higher purchased electricity costs and higher capital related costs associated with the increasing capital programme, partially offset by a full year of KeySpan results.
Further information is included below.
Financial results
The results of the Electricity Distribution & Generation segment for the years ended 31 March 2009, 2008 and 2007 were as follows:

	Years ended 31 March
	2009	2008	2007
	£m	£m	£m

Revenue excluding stranded cost recoveries	4,537	3,126	3,004
Operating costs excluding exceptional items and remeasurements	(4,272)	(2,796)	(2,640)

Adjusted operating profit	265	330	364
Exceptional items	(51)	(104)	(9)
Remeasurements	(109)	91	81
Stranded cost recoveries	426	379	423

Operating profit	531	696	859

2008/09 compared with 2007/08
The principal movements between 2007/08 and 2008/09 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2007/08 results	3,508	(2,812)	696
Add back exceptional items	–	104	104
Add back remeasurements	–	(91)	(91)
Add back stranded cost recoveries	(382)	3	(379)

2007/08 adjusted results	3,126	(2,796)	330
Exchange movements	957	(856)	101

2007/08 adjusted results at
constant currency	4,083	(3,652)	431
Purchased electricity	176	(187)	(11)
Volume, price and weather	6	–	6
LIPA capital recovery	74	(74)	–
Generation	124	(114)	10
LIPA contribution	77	(65)	12
Bad debt expense	–	(14)	(14)
Storms	–	(74)	(74)
Other direct costs	–	(53)	(53)
Depreciation and amortisation	–	(10)	(10)
Other	(3)	(29)	(32)

2008/09 adjusted results	4,537	(4,272)	265
Exceptional items	–	(51)	(51)
Remeasurements	–	(109)	(109)
Stranded cost recoveries	435	(9)	426

2008/09 results	4,972	(4,441)	531

72     National Grid plc Annual Report and Accounts 2008/09

Reservoir Woods	£265m	£4,537m

New England LEED certified office	Adjusted operating profit	Revenue

Comparability of our financial results between 2008/09 and 2007/08 are affected by having a full year contribution from KeySpan operations in 2008/09 compared with a partial contribution in 2007/08 following the acquisition on 24 August 2007. In 2008/09, KeySpan operations contributed £662 million, £607 million and £55 million to revenue and other operating income (excluding stranded cost recoveries), adjusted operating costs and adjusted operating profit respectively, compared with £383 million, £350 million and £33 million in 2007/08 on a constant currency basis.
Excluding stranded cost recoveries, revenue increased by £454 million in 2008/09 on a constant currency basis as compared with 2007/08. This was primarily due to the recognition of higher LIPA capital recoveries, LIPA contribution and generation revenues reflecting the full year KeySpan contribution. LIPA capital recovery relates to assets which are owned by LIPA but are constructed on behalf of LIPA by National Grid. These costs are fully recoverable. LIPA also contributes under management contracts for the ongoing maintenance of these assets. The revenue and costs associated with this activity are included as part of the LIPA contribution movement. The generation business results also increased compared with 2007/08 reflecting a full year KeySpan contribution. Generation revenues further increased following the reset of generation capacity charges which were retrospectively applied to January 2008. There is a corresponding increase in costs to partly offset some of this benefit.
Revenues also increased compared with 2007/08 reflecting the pass-through of higher purchased electricity costs. These commodity costs are recovered in full from customers although the recovery of these costs can occur in more than one financial year resulting in a year-on-year operating profit impact.
Excluding stranded cost recoveries, operating costs increased by £620 million on a constant currency basis. This is primarily due to the higher costs associated with LIPA distribution and generation and purchased electricity as referred to above in addition to higher storm costs associated mainly with the December 2008 ice storm. A portion of storm costs incurred during 2008/09 will be recovered in future periods.
The £166 million decrease on a constant currency basis in adjusted operating profit from Electricity Distribution & Generation in 2008/09 compared with 2007/08 was primarily due to higher storm costs, higher capital related costs which impacted depreciation and other direct costs and higher purchased electricity partially offset by the benefits of a full year of KeySpan.
Exceptional costs for 2008/09 primarily relate to the electricity distribution operations transformation initiatives and merger related integration costs.
2007/08 compared with 2006/07
The principal movements between 2006/07 and 2007/08 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2006/07 results	3,430	(2,571)	859
Add back exceptional items	–	9	9
Add back remeasurements	–	(81)	(81)
Add back stranded cost recoveries	(426)	3	(423)

2006/07 adjusted results	3,004	(2,640)	364
Exchange movements	(150)	132	(18)

2006/07 adjusted results at
constant currency	2,854	(2,508)	346
Purchased electricity	(47)	20	(27)
Volumes, including weather	17	–	17
Depreciation and amortisation	–	(7)	(7)
Reliability enhancement	–	(13)	(13)
Bad debts	–	(17)	(17)
Storms	–	33	33
KeySpan acquisition	293	(268)	25
Other	9	(36)	(27)

2007/08 adjusted results	3,126	(2,796)	330
Exceptional items	–	(104)	(104)
Remeasurements	–	91	91
Stranded cost recoveries	382	(3)	379

2007/08 results	3,508	(2,812)	696

Excluding stranded cost recoveries, revenue increased by £272 million in 2007/08 on a constant currency basis as compared with 2006/07. This was primarily due to the acquisition of KeySpan partially offset by lower purchased electricity costs. Commodity costs are recovered in full from customers although the recovery of these costs can occur in more than one financial year.
Excluding stranded cost recoveries, exceptional items and remeasurements, operating costs increased by £288 million in 2007/08 on a constant currency basis. This was primarily due to the acquisition of KeySpan and higher bad debt costs of £17 million. Investment in our reliability enhancement programme also increased in 2007/08. These items were partially offset by lower purchased electricity and other pass-through costs of £20 million, which are recovered from customers as described above, and storm costs which were £33 million lower in 2007/08. A portion of storm costs incurred in 2007/08 will be recovered in future periods.
The £16 million decrease on a constant currency basis in adjusted operating profit from Electricity Distribution & Generation in 2007/08 compared with 2006/07 was primarily due to higher bad debts and other expenses including an expected increase in our reliability enhancement spend, the timing of commodity cost recovery and the non-recurrence of one-off items incurred in 2006/07. These were partially offset by lower storm costs of £33 million, increased deliveries, including the effect of weather, of £17 million, and the acquisition of KeySpan.

National Grid plc Annual Report and Accounts 2008/09     73

Operating and Financial Review
Non-regulated businesses and other
Non-regulated businesses and other

This year has seen further expansion activity at our liquefied natural gas (LNG) importation terminal on the Isle of Grain. Through the commissioning of phase II, the site now has annual import capacity of 9.9 million tonnes. We are continuing to invest in Grain LNG and by 2010, with the phase III expansion, it will have the capacity to import 14.8 million tonnes per annum, around 20% of the UK’s forecast gas demand.
During the year, approximately 645,000 new meters were installed by OnStream, our competitive metering business, comprising approximately 375,000 gas and 270,000 electricity meters.
We are undergoing a programme of land remediation at many of our brownfield sites, including legacy gas sites.
Key Facts
•	Metering and meter reading services for around 20 million meters in the UK

•	Property portfolio of over 800 sites comprising buildings and land of around 1,600 hectares

•	Phase III Grain LNG completion anticipated in 2010

Adjusted operating profit	Capital investment

£65m	£427m

2007/08: £129m	2007/08: £383m

Employees	LNG imported to the UK through Isle of Grain (tonnes)

3,597*	1,229,000

2007/08: 3,155	2007/08: 590,000
* Excluding shared services employees
About our non-regulated businesses
Our non-regulated businesses and other activities are located principally in the UK. For reporting purposes, they are not treated as a segment, but are instead reported within other activities.
This section should be read in conjunction with the rest of this Operating and Financial Review, in particular the external market and regulatory environment; current and future developments; business drivers; vision, strategy and objectives; and risks and opportunities set out on pages 20 to 27 and page 40.
Principal operations

Metering
National Grid Metering and OnStream provide installation and maintenance services to energy suppliers in the regulated and unregulated markets respectively. OnStream also provides meter reading services. Our metering businesses provide services for an asset base of about 20 million domestic, industrial and commercial meters.

Grain LNG
National Grid Grain LNG is the first new LNG importation terminal constructed in the UK for some 30 years, with construction divided into phases I, II and III.

UK Property
National Grid Property is responsible for managing our occupied properties in the UK, and for the management, clean up and disposal of surplus sites, most of which are former gasworks.

BritNed
BritNed is a joint venture between National Grid and TenneT, the Dutch transmission system operator, to build and operate a 1,000 MW, 260 kilometre subsea electricity link between The Netherlands and the UK.

US non-regulated businesses
Includes LNG storage, LNG road transportation, unregulated transmission pipelines, West Virginia gas fields and home energy service activities.

In addition to our businesses above, other activities comprise the following other operations and corporate activities.

xoserve
xoserve delivers transportation transactional services on behalf of all the major gas network transportation companies in Great Britain, including National Grid.

Fulcrum
Fulcrum is a leading provider of gas connections and associated design services in the UK. As an independent gas transporter, Fulcrum owns and operates gas distribution networks. Fulcrum also installs electricity and water distribution infrastructure.

Blue-NG
Blue-NG is a joint venture between National Grid and 2OC Ltd to construct and operate a new type of highly efficient power station that reduces the gas pressure in the grid as required and simultaneously generates renewable power and heat.

74     National Grid plc Annual Report and Accounts 2008/09

£300m	Grain LNG	Blue-NG	£427m

Planned investment in Grain LNG phase III	Largest ever delivery of LNG to the UK was imported at Grain in November 2008	New technology: one of the most efficient renewable energy sources in the world	Total capital investment in non-regulated businesses and other activities

Corporate activities and shared services function
Corporate activities comprise central overheads, insurance and expenditure incurred on business development.

Millennium pipeline
We own a 26% interest in the Millennium pipeline, a natural gas pipeline system in New York state.

Business drivers
The principal business drivers for our non-regulated businesses and other activities include the following:

Multi-year contractual arrangements
The majority of National Grid Metering’s domestic meters are covered by long-term contracts with gas suppliers.
OnStream has a long-term contract with British Gas for the provision of gas and electricity meters, and a range of contracts with other suppliers.
Phase I of Grain LNG is underpinned by a long-term contract with BP/Sonatrach. Phase II, completed in December 2008, is underpinned by long-term contracts signed with Centrica, Gaz de France Suez and Sonatrach. Phase III, anticipated for completion in 2010, also has long-term contracts for all the capacity with E.ON, Iberdrola and Centrica.

Competition
OnStream operates in the competitive market for the provision of new meters and its revenues are therefore determined by how successful it is in obtaining business from customers.

Capital investment
OnStream are investing in technology such as smart metering capabilities to grow our metering business. There is also significant investment in infrastructure projects such as Grain LNG and BritNed.

Efficiency
Efficiency in delivering capital programmes and in operating our businesses and corporate activities result in driving improved financial performance.

External market and regulatory environment
The majority of our non-regulated businesses and other activities either operate in markets related to those of our principal businesses or provide support to our own businesses.
With the exception of National Grid Metering and Fulcrum’s independent gas transporter (IGT) business, our non-regulated businesses and other activities are only indirectly affected by the relevant regulatory regimes. National Grid Metering, in its capacity as National Grid Gas’s service provider, is regulated by Ofgem and retains a large share of the legacy installed base of gas meters in the UK and it is subject to a tariff cap price control. Fulcrum’s IGT business is regulated under the terms of its gas transporter licence.
OnStream operates in the competitive market for the provision of new meters to gas and electricity suppliers who wish to install or replace meters as required. Grain LNG has been granted exemptions by Ofgem from the regulated third party access provisions for phases I, II and III of its development. These exemptions introduced certain obligations for effective measures to allow third parties to access unused capacity and are similar in nature to those in place at other new UK gas supply projects.
Current and future developments
Metering competition investigation
An update on the ongoing metering competition investigation that was reported in last year’s Annual Report and Accounts is provided on page 85.
British Gas metering insourcing programme
British Gas have reviewed their strategy with regard to their metering operations and have decided to take some of these activities in-house. British Gas is OnStream’s most significant customer and this decision will adversely impact its metering operations in the future.
Performance against our objectives
Our progress against all National Grid’s objectives is set out on pages 30 to 39. We include below further specific information with respect to the objectives that are closely aligned to the non-regulated businesses and other activities.
Driving improvements in our safety, customer and operational performance
Safety, reliability and customer service

Our objectives include zero employee lost time injuries and to operate reliably. We also aim to improve the quality of service to our customers.

There was an increase in the total number of employee lost time injuries in non-regulated businesses and other activities to 17 in 2008/09 compared with 15 in 2007/08. Data for 2007/08 has been restated as if the KeySpan acquisition had occurred at the beginning of the year.
National Grid Metering has met 17 out of 18 standards of service in the year ended 31 March 2009.
Modernising and extending our networks
Capital investment

Our objective is to deliver on our capital investment programme for non-regulated businesses and other activities.

During the year ended 31 March 2009, we invested £427 million in our non-regulated businesses and other activities, £44 million higher than in 2007/08, which had been £125 million higher than capital expenditure in 2006/07.

National Grid plc Annual Report and Accounts 2008/09     75

Operating and Financial Review
Non-regulated businesses and other continued

We invested £137 million (2007/08: £126 million, 2006/07: £149 million) in our metering businesses. OnStream continues to invest in new and replacement meters, and smart metering capabilities. National Grid Metering invested in new and replacement meters.
We continue to invest in our Grain LNG facility with capital expenditure of £213 million in 2008/09 compared with £221 million in 2007/08. The investment related to the completion of phase II of the facility during 2008/09 and the continued construction on phase III. Phase III involves construction of a second unloading jetty, an additional 190,000 cubic metre LNG storage tank and associated processing equipment. Phase III is expected to increase the capacity available at the terminal to 14.8 million tonnes per annum, equivalent to around 20% of anticipated UK gas demand for 2010/11. The total planned investment in phase III is approximately £300 million, excluding capitalised interest and gas blending expenditure.
During 2008/09, we invested £77 million in the remaining non-regulated and other activities compared with £36 million in 2007/08. The 2008/09 investment principally consists of: £19 million on new software (SAP) licences; £25 million on leasehold improvements on our new Reservoir Woods office and information systems in the US; £9 million on our UK property business; and £6 million on both the US non-regulated and Fulcrum businesses.
In addition to the capital expenditure discussed above, we have invested a further £73 million (2007/08: £21 million, 2006/07: £nil) in joint venture arrangements. The majority of this expenditure relates to BritNed in which we invested £47 million. During the year, work has progressed well on the construction of the link. Preparation of the sites in the UK and The Netherlands for the building of the two converter stations at the ends of the link commenced in mid 2008; this work is progressing well and is on course for completion in the second half of 2010. Over 60% of the cable which will join the two converter stations has been manufactured and activity during 2009 will see the land cable and the in-shore sections of the subsea cable laid. The remaining subsea cable will be laid during 2010 in anticipation of the link being fully operational in the first quarter of 2011.
During 2008/09, £2.5 million was invested in the Blue-NG joint venture to enable finalisation of the development phase. In 2009, Blue-NG plans to sign a construction contract for the first two sites which should commission in 2011, generating renewable local energy using National Grid’s assets.
In addition, we invested £24 million in relation to the completion of the Millennium pipeline.
Under our existing agreement with Elia, we have now concluded the initial feasibility study into the viability of an electricity interconnector to Belgium. The project is still at a development stage and, while initial results are encouraging, further work and approvals are required before construction can begin.
Becoming more efficient through transforming our operating model and increasingly aligning our processes
Key areas of focus

  Driving efficiencies and reducing controllable costs.

In line with National Grid’s objective to reduce controllable costs, our non-regulated businesses and other activities are reviewing their systems and processes to improve efficiency and reduce costs.
During 2008/09, we have finalised the process of allocating overall responsibility for each of these businesses to an Executive Director. The allocation process of the non-regulated business and other activities is determined by the markets in which they operate and the regulated business to which they are most closely aligned.
Efficiency is reflected in our financial performance, which is discussed below.
Financial performance
The results for non-regulated businesses and other activities for the years ended 31 March 2009, 2008 and 2007 were as follows:

	Years ended 31 March
	2009	2008	2007
	£m	£m	£m

Revenue	719	642	567
Other operating income	31	67	71
Operating costs excluding exceptional items	(685)	(580)	(505)

Adjusted operating profit	65	129	133
Exceptional items	(64)	(57)	(1)

Operating profit	1	72	132

2008/09 compared with 2007/08
The principal movements between 2008/09 and 2007/08 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2007/08 results	709	(637)	72
Add back exceptional items	–	57	57

2007/08 adjusted results	709	(580)	129
Exchange movements	26	(26)	–

2007/08 constant currency results	735	(606)	129
Metering	7	22	29
Property	(49)	(43)	(92)
Grain LNG	33	(24)	9
US non-regulated businesses	42	(44)	(2)
Other activities	(18)	10	(8)

2008/09 adjusted results	750	(685)	65
Exceptional items	–	(64)	(64)

2008/09 results	750	(749)	1

76     National Grid plc Annual Report and Accounts 2008/09

£133m	£92m	£21m	£65m

Metering adjusted operating profit	Decrease in UK Property adjusted operating profit	Grain LNG adjusted operating profit	Total adjusted operating profit for our non-regulated businesses and other activities

Revenue primarily increased due to a full year of contribution from the US non-regulated businesses acquired with KeySpan, a £33 million increase in revenue from Grain LNG at £74 million in 2008/09 compared with a £26 million increase in 2007/08 due to movements in exchange rates. The increased revenue from Grain LNG is due to a full year contribution from phase I of the facility and three months contribution from phase II. These increased revenues were partially offset by a decrease of £49 million in revenue and other operating income in our property business. This resulted from a decrease in the level of property sales in 2008/09. The reduction in property sales reflects the significant decrease in property prices during 2008/09. Due to the current state of the property market, we do not anticipate continuing sales of our non operational sites that are surplus to our requirements in the near-term and believe that at present we can derive greater shareholder value by their retention.
Operating costs excluding exceptional items increased by £105 million in 2008/09 compared with 2007/08 primarily reflecting an increase resulting from a full year of contribution from the US non-regulated businesses acquired with KeySpan. In addition, Property and Grain LNG were £43 million and £24 million higher respectively. This was partially offset by a fall in metering costs.
Contributions to adjusted operating profit include: £133 million (2007/08: £104 million) from Metering; £1 million (2007/08: £93 million) from Property; £21 million (2007/08: £12 million) from Grain LNG; and a loss of £4 million (2007/08: loss £2 million) from US non-regulated businesses.
Exceptional items of £64 million in 2008/09 primarily relates to our property business that recognised a £24 million exceptional charge relating to significant changes to our environmental provision, and £40 million relating to restructuring charges incurred in the US non-regulated businesses and corporate activities. The environmental charge arose as a result of an increase in estimated site remediation costs following changes in landfill tax legislation in the UK and the significant reduction in the discount rate driven by a fall in the risk free rates in light of the current instability in the financial markets. The real discount rate used in the UK decreased from 2.5% in 2007/08 to 2.0% in 2008/09.
2007/08 compared with 2006/07
The principal movements between 2007/08 and 2006/07 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2006/07 results	638	(506)	132
Add back exceptional items	–	1	1

2006/07 adjusted results	638	(505)	133
Metering	14	(13)	1
Property	–	7	7
Grain LNG	3	–	3
Advantica	(37)	34	(3)
US non-regulated businesses	49	(51)	(2)
Fulcrum and other activities	42	(52)	(10)

2007/08 adjusted results	709	(580)	129
Exceptional items	–	(57)	(57)

2007/08 results	709	(637)	72

Revenue and other operating income from non-regulated businesses and other activities increased by £71 million from £638 million in 2006/07 to £709 million in 2007/08. The principal reasons for this increase were the inclusion of £49 million with respect to seven months of non-regulated businesses acquired with KeySpan and an increase of £14 million in our metering businesses, reflecting portfolio growth at OnStream. Increased revenue for our other operations principally relates to Fulcrum. This was partially offset by a £37 million reduction in revenue following the disposal of Advantica in August 2007.
Operating costs excluding exceptional items were £75 million higher in 2007/08 compared with 2006/07, comprising an increase of £51 million from non-regulated businesses acquired with KeySpan and an increase of £13 million in our metering businesses as a result of increased volumes, together with £52 million from Fulcrum and other activities, partially offset by a reduction in costs following the disposal of Advantica of £34 million.
Contributions from non-regulated businesses to adjusted operating profit comprised £104 million (2006/07: £103 million) from Metering; £93 million (2006/07: £86 million) from Property; £12 million (2006/07: £9 million) from Grain LNG; a £1 million loss (2006/07: profit £2 million) from Advantica and a loss of £2 million (2006/07: n/a) from US non-regulated businesses acquired with KeySpan.
Exceptional items of £57 million in 2007/08 includes £44 million arising from an increase in the provision for environmental remediation of historically contaminated sites in the UK following a review conducted during the year, £15 million relating to costs incurred with respect to the potential disposal of the UK property business and £4 million of restructuring costs, partially offset by a £6 million gain on the disposal of Advantica. This compared with £1 million in exceptional items in 2006/07. As a consequence, adjusted operating profit excluding exceptional items, for other activities decreased by £4 million and operating profit decreased by £60 million.

National Grid plc Annual Report and Accounts 2008/09     77

Operating and Financial Review
Discontinued operations
Discontinued operations

Ravenswood	$2.9bn	Non-core businesses sold

Sold	Ravenswood sale proceeds	Programme of planned disposals of our material non-core businesses is complete

About discontinued operations
Principal operations
During 2008/09, our discontinued operations comprised the Ravenswood generation station that was sold on 26 August 2008, KeySpan Communications that was sold on 25 July 2008 and the KeySpan engineering companies, one of which was sold on 11 July 2008 with another two sold subsequent to the year end. The Ravenswood generation station was sold to TransCanada for $2.9 billion (£1.6 billion).
During 2007/08, in addition to the above activities, discontinued operations also included our UK and US wireless infrastructure operations, and our Basslink electricity interconnector in Australia that we sold on 3 April, 15 August and 31 August 2007 respectively.
Ravenswood
The Ravenswood generation station, a 2,480 MW facility in Queens in New York, is primarily fuelled by natural gas, and provides more than 20% of New York City’s electricity supply. The sale of Ravenswood was a condition of the New York Public Service Commission order approving the acquisition of KeySpan by National Grid.
KeySpan Communications and KeySpan
engineering companies
KeySpan Communications operated a fibre optic telecommunications network that extended through parts of New York City, Long Island and New Jersey with over 1,600 route kilometres of network and over 120,000 kilometres of fibre. It also had access to transatlantic cable systems linking Long Island with Paris and London.
The KeySpan engineering companies provided engineering, design and consulting services for commercial, institutional and industrial customers and operated within the northeastern US.
Performance against our objectives
Becoming more efficient through transforming our operating model and increasingly aligning processes
Our programme of disposals of material non-core businesses enables us to focus our operations on electricity and gas infrastructure and related businesses in the UK and the US.
Financial performance
The operating results for discontinued operations for the years ended 31 March 2009, 2008 and 2007 were as follows:

	Years ended 31 March
	2009	2008	2007
Discontinued operations	£m	£m	£m

Revenue	97	201	383
Operating costs excluding exceptional items and remeasurements	(84)	(166)	(266)

Adjusted operating profit	13	35	117
Exceptional items and remeasurements	–	–	(55)

Operating profit	13	35	62

Net finance income before remeasurements	–	–	(2)

Remeasurement finance income	–	8	37

Profit before tax	13	43	97

Taxation	(4)	(7)	(11)

Profit after tax	9	36	86

Gains on disposal of operations	27	1,586	–

Taxation on gains	(11)	(4)	–

Total profit for the year	25	1,618	86

In 2008/09, revenue, operating costs and operating profit decreased compared with 2007/08 primarily due to a five month contribution of Basslink in 2007/08 prior to its disposal on 31 August 2008. The £27 million pre-tax gain on disposal of operations primarily related to our sale of the Ravenswood generation station.
In 2007/08, revenue, operating costs and operating profit decreased compared with 2006/07 primarily as a consequence of the sales of the UK wireless operations on 3 April 2007 and the US wireless operations and Basslink in August 2007, partially offset by contributions from the Ravenswood generation station, KeySpan Communications and the KeySpan engineering companies from 24 August 2007 onwards. The pre-tax exceptional gain on disposal of operations includes £1,506 million from our UK and US wireless disposals and an £80 million gain on disposal of Basslink.

78     National Grid plc Annual Report and Accounts 2008/09

Operating and Financial Review
Financial position and financial management
Financial position and financial management

Going concern
Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the consolidated and individual financial statements of the Company. More details of our liquidity position are provided under the heading Liquidity and treasury management on page 80 and in note 33(c) to the consolidated financial statements.
Financial position
Balance sheet
Our balance sheet at 31 March 2009 can be summarised as follows:

			Net
	Assets	Liabilities	assets
	£m	£m	£m

Property, plant and equipment and non-current intangible assets	29,915	–	29,915
Goodwill and non-current investments	5,752	–	5,752
Current assets and liabilities	3,228	(3,466)	(238)
Other non-current assets and liabilities	106	(3,543)	(3,437)
Post-retirement obligations	269	(3,080)	(2,811)
Deferred tax	137	(2,661)	(2,524)

Total before net debt	39,407	(12,750)	26,657
Net debt	5,060	(27,733)	(22,673)

Total as at 31 March 2009	44,467	(40,483)	3,984

Total as at 31 March 2008	37,771	(32,397)	5,374

The decrease in net assets from £5,374 million at 31 March 2008 to £3,984 million at 31 March 2009 resulted from the profit for the year of £947 million, losses recognised directly in equity of £913 million, dividends payable of £838 million, movements in treasury shares of £597 million, and other items totalling £11 million.
Net debt
Net debt increased by £5,032 million from £17,641 million at 31 March 2008 to £22,673 million at 31 March 2009. Cash flow from operations (net of tax) of £3.4 billion and disposal proceeds (net of tax) from the sale of Ravenswood and KeySpan Communications of £1.0 billion provided £4.4 billion of funds, offset by capital expenditure of £3.3 billion, payment of dividends of £0.8 billion, share repurchases of £0.6 billion and interest paid of £1.1 billion, resulting in a net cash outflow of £1.4 billion. In addition, the impact of the movement in the US dollar exchange rate on our dollar denominated debt and other fair value movements, increased net debt by a further £3.6 billion.

Net debt at 31 March
£bn

At 31 March 2009, net debt comprised borrowings of £26,793 million (2008: £21,003 million) including bank overdrafts of £17 million (2008: £10 million), less cash and cash equivalents of £737 million (2008: £174 million), financial investments of £2,197 million (2008: £2,095 million) and derivative financial instruments with a net carrying value of £1,186 million (2008: £1,093 million).
The maturity of borrowings is provided in note 21 to the consolidated financial statements. At 31 March 2009 it can be summarised as follows:

Maturity of borrowings at 31 March 2009
£bn

The maturity of net debt (defined as borrowings plus derivative financial liabilities, less cash and cash equivalents, financial investments and derivative financial assets) can be summarised as follows:

Maturity of net debt at 31 March 2009
£bn

Capital structure
The principal measure of our balance sheet efficiency is our interest cover ratio as described under Financial discipline on page 41. Our long-term target range for interest cover is between 3.0 and 3.5, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies (National Grid Electricity Transmission plc and National Grid Gas plc), based on guidance from the rating agencies.
Interest cover for the year ended 31 March 2009 decreased to 3.1 from 3.2 for the year ended 31 March 2008. The decrease occurred primarily as a result of a full year’s interest charge relating to the KeySpan acquisition debt partially offset by higher cash flows generated from continuing operations.
In addition, we monitor the regulatory asset value (RAV) gearing within each of National Grid Electricity Transmission plc (NGET plc) and the regulated transmission and distribution businesses within National Grid Gas plc (NGG plc). This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being

National Grid plc Annual Report and Accounts 2008/09     79

Operating and Financial Review
Financial position and financial management continued

appropriate for these businesses, at around 60%. The table below shows the RAV gearing for NGET plc and for the regulated transmission and distribution businesses within NGG plc as at 31 March 2009 (estimated) and 31 March 2008 (actual). To calculate RAV gearing for the regulated transmission and distribution businesses within NGG plc, we exclude an element of debt that is associated with funding the metering business within NGG plc.

	2009	2008
RAV gearing	%	%

Regulated transmission and distribution businesses within National Grid Gas plc	60	55
National Grid Electricity Transmission plc	58	52

Some of our regulatory agreements impose lower limits for either the long-term credit ratings that certain companies within the group must hold or the amount of equity within their capital structures. These requirements are monitored on a regular basis in order to ensure compliance.
Gearing at 31 March 2009 and 31 March 2008, calculated as net debt expressed as a percentage of net debt plus net assets shown in the balance sheet, amounted to 85% and 77% respectively. We do not consider that this gearing ratio is an appropriate measure of our balance sheet efficiency as it does not reflect the economic value of the assets of our UK and US regulated businesses.
Liquidity and treasury management
Treasury policy
Funding and treasury risk management for National Grid is carried out by the Treasury function under policies and guidelines approved by the Finance Committee of the Board. The Finance Committee (for further details see page 94) has authority delegated from the Board, and is responsible for the regular review and monitoring of treasury activity and for the approval of specific transactions, the authority for which may be further delegated.
The primary objective of the Treasury function is to manage the funding and liquidity requirements of National Grid. A secondary objective is to manage the associated financial risks (in the form of interest rate risk and foreign exchange risk) to within acceptable boundaries. Further details of the management of funding and liquidity and the main risks arising from our financing activities are set out below, as are the policies for managing these risks including the use of financial derivatives, which are agreed and reviewed by the Board and the Finance Committee.
The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement.
Contracts and derivatives entered into in respect of gas and electricity commodities are used in support of the businesses’ operational requirements and the policy regarding their use is explained on page 84.
Current condition of the financial markets
During 2008/09 there has been a deterioration in the world economic situation. In particular, we have seen a crisis in the banking system, the failure or near failure of individual banks and increased restrictions on lending across the capital and money markets. This has been accompanied by a significant widening in credit spreads. However, with our low risk business model and cash flows that are largely stable over a period of years, we have been able to continue to access the markets and during 2008/09 have issued £4.9 billion of long-term debt. In addition, we have issued £2.9 billion of commercial paper and drawn down £943 million of uncommitted bank lines for short-term liquidity purposes, with £871 million of this still outstanding as at 31 March 2009, and remain confident of our ability to access the public debt markets going forward. Our effective interest rate has decreased from around 6.3% in 2007/08 to around 5.7% in 2008/09.
Cash flow and cash flow forecasting
Cash flows from our operations are largely stable over a period of years. Our electricity and gas transmission and distribution operations in the UK and US are subject to multi-year rate agreements with regulators. In the UK we have largely stable annual operating cash flows. However, in the US our operating cash flows are dependent on the price of gas and electricity and the timing of customer payments, and the regulatory mechanisms for recovering costs from customers can result in very significant cash flow swings from year to year. Significant changes in volumes in the US, for example as a consequence of weather conditions, can affect cash inflows in particular, with abnormally mild or extreme weather driving volumes down or up respectively.
Our capital investment programme is financed through a combination of internal cash flows and borrowings. During the year we incurred £3.2 billion of expenditure on capital investment, with a similar level of investment planned each year until 2012.
Our reported cash flows arising in the US are exposed to movements in the US dollar exchange rate, although our foreign exchange risk management policy aims to limit this exposure. Further detail is provided under the foreign exchange risk management section on page 82.
Both short- and long-term cash flow forecasts are produced regularly to assist the Treasury function in identifying short-term liquidity and long-term funding requirements, and we are undertaking a project to enhance our cash flow forecasting processes. Cash flow forecasts, supplemented by a financial headroom analysis, are supplied to the Finance Committee of the Board regularly to assess funding adequacy for at least a 12 month period.
As part of our regulatory arrangements, our operations are subject to a number of restrictions on the way we can operate. These include regulatory ‘ring-fences’ that require us to maintain adequate financial resources within certain parts of our operating businesses and restrict our ability to make dividend payments, lend cash or levy charges between certain subsidiary companies. Our assessment of National Grid’s liquidity takes into account these restrictions.
Funding and liquidity management
We maintain a number of medium-term note and commercial paper programmes in both the UK and the US companies to facilitate long- and short-term debt issuance into the capital and money markets. National Grid plc also has an SEC-registered debt shelf in place to facilitate long-term debt issuance specifically into the US capital markets. The table below shows the programmes that we had as at 31 March 2009, together with the level of utilisation of each:

80     National Grid plc Annual Report and Accounts 2008/09

£44.5bn	£4.0bn	£22.7bn	3.1x

Total assets	Net assets	Net debt	Interest cover

Programme	Amount	Status
National Grid plc
US commercial paper programme	$3.0 billion	Unutilised
US SEC-registered debt shelf	Unlimited	$1.0 billion
issued
Euro commercial paper programme	$1.5 billion	£743 million
(equivalent)
issued

National Grid Electricity Transmission plc
US commercial paper programme	$1.0 billion	Unutilised
Euro commercial paper programme	$1.0 billion	€30 million
issued

National Grid plc and National Grid Electricity Transmission plc
Euro medium-term note programme	€15.0 billion	€9.3 billion
issued

National Grid Gas plc
US commercial paper programme	$2.5 billion	Unutilised
Euro commercial paper programme	$1.25 billion	Unutilised
Euro medium-term note programme	€10.0 billion	€6.1 billion
issued

National Grid USA
US commercial paper programme	$2.0 billion	Unutilised
Euro medium-term note programme	€4.0 billion	€0.1 billion
issued

KeySpan Corporation
US commercial paper programme	$1.5 billion	Unutilised

In addition, we have both committed and uncommitted bank borrowing facilities that are available for general corporate purposes to support our liquidity requirements. The vast majority of our committed borrowing facilities are used to provide back up to our commercial paper programmes. To date these have never been drawn and there is currently no intention to draw them in the future.
During the year, the $1.5 billion short-term committed facility within National Grid plc expired and was renewed at a reduced level and now stands at $850 million. This was due to a number of reasons, including the economic situation affecting the banking industry, the merger of some banks within our relationship group, and the desire of certain banks to rebalance their commitments to us away from undrawn committed lines of credit in favour of drawn loans.
At 31 March 2009, we had the following undrawn committed and uncommitted facilities, providing liquidity support to the group.

Facility	Amount

National Grid plc
Short-term committed facilities	$850 million

National Grid Gas plc
Long-term committed facilities	£755 million

National Grid Electricity Transmission plc
Long-term committed facilities	£425 million

National Grid’s US subsidiaries
Committed facilities	$1,730 million

National Grid plc and certain subsidiaries
Uncommitted borrowing facilities	£528 million

The short-term committed facilities within National Grid plc include an option to extend these facilities for a further 364 days.
Note 35 to the consolidated financial statements shows the maturity profile of undrawn committed borrowing facilities in sterling at 31 March 2009.
To facilitate debt issuance into the capital and money markets, many of the companies within National Grid maintain credit ratings. At 31 March 2009, the long-term senior unsecured debt and short-term debt credit ratings respectively provided by Moody’s, Standard & Poor’s and Fitch were as follows:

Facility	Moody’s		S&P		Fitch

National Grid plc	Baa1/P2		BBB+/A2		BBB+/F2
National Grid Holdings One plc	–		BBB+/A2		–
National Grid Electricity
Transmission plc	A3/P2		A-/A2		A/F2
National Grid Gas plc	A3/P2		A-/A2		A/F2
National Grid Gas Holdings Ltd	A3		A-	*	A
National Grid USA	A3/P2		BBB+/A2		–
Niagara Mohawk Power Corp.	A3		A-/A2		–
Massachusetts Electric Co.	A3^/P2		A-/A2		–
New England Power Co.	A3/P2		A-/A2		–
The Narragansett Electric Co.	A3	^	A-*/A2		–
KeySpan Corporation	Baa1/P2		A-/A2		A-
The Brooklyn Union Gas Company	–		A		A+
KeySpan Gas East Corporation	A3		A		A
Boston Gas Company	Baa1		A-		–
Colonial Gas Company	A3		A-	*	–
National Grid Generation LLC	Baa1^		A-	*	–

*	Corporate credit rating

^	Issuer rating
Standard & Poor’s and Fitch have current outlooks of stable on all National Grid companies. Moody’s have a current outlook of negative on all National Grid companies which we expect to be resolved during the summer of 2009.
We invest surplus funds on the money markets, usually in the form of short-term fixed deposits and placements with money market funds that are invested in highly liquid instruments of high credit quality. Investment of surplus funds is subject to our counterparty risk management policy, and we continue to believe that our cash management and counterparty risk management policies provide appropriate liquidity and credit risk management in light of the current crisis in the financial markets. Details relating to cash, short-term investments and other financial assets at 31 March 2009 are shown in notes 15 and 20 to the consolidated financial statements.
We believe that maturing amounts in respect of contractual obligations as shown in Commitments and contingencies in note 29 to the consolidated financial statements can be met from existing cash and investments, operating cash flows and other financings that we reasonably expect to be able to secure in the future, together with the use of committed facilities if required.
Use of derivative financial instruments
As part of our business operations, including our treasury activities, we are exposed to risks arising from fluctuations in interest rates and exchange rates. We use financial instruments, including derivative financial instruments, to manage exposures of this type. Our policy is not to use derivative financial instruments for trading purposes. Derivative positions are managed in a non speculative manner, such that all transactions in derivative financial instruments are matched to an underlying current or anticipated business requirement.
More details on derivative financial instruments are provided in note 17 to the consolidated financial statements.

National Grid plc Annual Report and Accounts 2008/09     81

Operating and Financial Review
Financial position and financial management continued

Refinancing risk management
The Board controls refinancing risk mainly by limiting the amount of debt maturities (both principal and interest) arising on borrowings in any financial year.
Note 21 to the consolidated financial statements sets out the contractual maturities of our borrowings over the next 5 years together with the total contracted borrowings, which mature over a period of 50 years. This shows that, at 31 March 2009, we have £3.3 billion of debt (including £1.8 billion of bonds, pre-derivatives) maturing in 2009/10, and no more than £2.6 billion of debt maturing in each of the next four financial years. We expect to be able to refinance this debt through the capital and money markets, as we have done during the year to 31 March 2009.
Interest rate risk management
Our interest rate exposure arising from borrowings and deposits is managed by the use of fixed-rate and floating-rate debt and derivative financial instruments, including interest rate swaps, swaptions and forward rate agreements. Our interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt) subject to constraints so that, even with an extreme movement in interest rates, neither the interest cost nor the total financing cost is expected to exceed pre-set limits with a high degree of certainty.
Within these constraints, we actively manage our interest rate risk, with over 50% of our debt exposed to floating or index-linked interest rates in the longer term. In 2009/10 we expect our financing costs to benefit from lower inflation and interest rates, some of which have already been locked in using short-term interest rate derivatives.
Some of the bonds in issue from NGET plc and NGG plc are index-linked, that is their cost is linked to changes in the UK retail price index (RPI). We believe that these bonds provide a good hedge for revenues and our regulatory asset values that are also RPI linked under our price control formulae in the UK.
The performance of the Treasury function in interest rate risk management is measured by comparing the actual total financing costs of its debt portfolio with those of a passively-managed benchmark portfolio with a constant ratio of fixed-rate to floating-rate debt, to identify the impact of actively managing National Grid’s interest rate risk. This is monitored regularly by the Finance Committee.
The chart below shows the interest rate profile of our net debt before derivatives.

Interest rate profile pre-derivatives at 31 March 2009
%

The following charts show the impact, as at 31 March 2009, of derivatives on our net debt for 2009/10 and for future years. The 2009/10 position reflects the use of derivatives, including forward rate agreements, to lock in interest rates in the short term. The future years’ position excludes derivatives that mature within the next year.

Interest rate profile post-derivatives at 31 March 2009
%

More information on the interest rate profile of our debt is included in note 33 to the consolidated financial statements.
Foreign exchange risk management
The principal foreign exchange risk to which we are exposed is translation risk arising from assets and liabilities denominated in US dollars. In relation to these risks, our objective is to maintain the ratio of US dollar denominated financial liabilities to US dollar denominated gross assets between 85% and 95%, by using debt and foreign exchange derivatives, so as to provide an economic offset of our cash flows that arise in US dollars against the servicing of those liabilities. In addition, we maintain a small amount of euro denominated debt to provide a hedge against the translation risk arising from assets and liabilities denominated in euros relating to our BritNed investment.
We have a policy of managing our foreign exchange transaction risk by hedging contractually committed foreign exchange transactions occurring in currencies other than the US dollar over a prescribed minimum size. This covers a minimum of 75% of such transactions occurring in the next 6 months and a minimum of 50% of such transactions occurring between 6 and 12 months in the future. In addition, where foreign currency cash flow forecasts are uncertain and a judgement has to be made, our policy is to hedge a proportion of such cash flows based on the likelihood of them occurring, with the aim of hedging substantially all the cash flows without overhedging. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to forecast underlying operational cash flows.
The result of this hedging activity is that National Grid’s cash flow has limited exposure to foreign currencies.
In addition, we are exposed to currency movements on borrowings in currencies other than sterling and the US dollar, principally the euro. This currency exposure is managed through the use of cross-currency swaps so that, post-derivatives, the currency profile of our debt is almost entirely sterling/US dollar.

82     National Grid plc Annual Report and Accounts 2008/09

50 years	58%	60%	£4.9bn

Longest maturity of our borrowings	RAV gearing of NGET plc	RAV gearing of the regulated transmission and distribution businesses within NGG plc	New debt issuances

The currency compositions of net debt before and after derivatives is shown in the chart below. More details can be found in note 33 to the consolidated financial statements.

Currency profile at 31 March 2009
£bn

Counterparty risk management
Counterparty risk arises within Treasury from the investment of surplus funds and from the use of derivative instruments, and outside Treasury from commercial contracts entered into by the businesses, including commodity contracts. The Finance Committee has agreed a policy for managing such risk. This policy sets limits as to the exposure that National Grid can have with any one counterparty, based on that counterparty’s credit rating from independent rating agencies. National Grid’s exposure to individual counterparties is monitored on a frequent basis and counterparty limits are regularly updated for changes in credit ratings. Treasury is responsible for managing the policy. Where contracts are entered into outside Treasury, part of the relevant counterparty limit can be allocated to the business area involved. This ensures that National Grid’s overall exposure is managed within the appropriate limit.
Where multiple transactions are entered into with a single counterparty, a master netting arrangement is usually put in place to reduce our exposure to credit risk of that counterparty. We use standard International Swap Dealers Association (ISDA) documentation, which provides for netting in respect of all transactions governed by a specific ISDA agreement with a counterparty, when transacting interest rate and exchange rate derivatives.
Further information on the management of counterparty risk is provided in note 33 to the consolidated financial statements.
Valuation and sensitivity analysis
We calculate the fair value of debt and derivative financial instruments by discounting all future cash flows by the market yield curve at the balance sheet date, and in the case of derivative financial instruments taking into account the credit quality of both parties. The market yield curve for each currency is obtained from external sources for interest and foreign exchange rates.
In the case of derivative instruments that include options (swaptions), the Black’s variation of the Black-Scholes model is used to calculate fair value.
For debt and derivative instruments held, we utilise a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices would have on the market value of such instruments.
As described in note 33 to the consolidated financial statements, movements in financial indices would have the following estimated impact on the financial statements as a consequence of changes in the value of financial instruments. This analysis does not take account of the change in value in our income stream or in the value of our US operations that certain of these financial instruments are being used to hedge.

	2008/09		2007/08
		Other		Other
	Income	equity	Income	equity
	statement	reserves	statement	reserves
	£m	£m	£m	£m

UK retail price index ±0.50%	17	–	16	–
UK interest rates ±0.50%	67	77	46	57
US interest rates ±0.50%	63	13	31	7
US dollar exchange rate ±10%	55	880	38	590

Commodity contracts
We purchase electricity and gas in order to supply our customers in the US and also to meet our own energy requirements, primarily in the UK. We also enter into physical and financial derivative transactions to manage electricity and gas cost volatility on behalf of customers in the US. Substantially all our costs of purchasing electricity and gas for supply to customers are recoverable at an amount equal to cost. The timing of recovery of these costs can vary between financial periods leading to an under- or over-recovery within any particular financial period.
Our US operating companies participate in the physical and financial markets related only to those commodities for which we or our customers have a physical market requirement, and transact only within predefined risk parameters. These parameters are approved by the energy procurement risk management committee, which operates in accordance with authority delegated to it by the Finance Committee and Executive Committee of the Board.
The most significant gas purchases for our own use relate to the operation of our gas transmission and gas distribution networks, mainly in the UK. We also purchase fuel for our vehicle fleets in the UK and the US.
In the US, we also had a management contract with Merrill Lynch Trading, under which we and Merrill Lynch Trading shared the responsibilities for managing upstream gas distribution assets associated with our Massachusetts gas distribution operations, as well as providing city-gate delivered supply. This contract allowed for both parties to employ derivative instruments to maximise the profitability of the portfolio of gas distribution assets. During the final year of the management contract, Bank of America announced a transaction to acquire Merrill Lynch. Upon that announcement, we decided to reduce our financial exposure significantly by recalling all the gas storage assets that were being managed by Merrill Lynch. Profits associated with these activities were shared between us, Merrill Lynch Trading and our customers in Massachusetts. This contract expired on 31 March 2009 and will be replaced by a similar contract with Conoco Phillips pending approval by the Massachusetts regulatory bodies.
In the US, we have a fuel management agreement with the Long Island Power Authority (LIPA), under which we are responsible for the procurement of gas and petroleum-based fuels for use at the Long Island power plants which we operate under contract with LIPA. We also sell gas produced by our West Virginia gas fields.

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Operating and Financial Review
Financial position and financial management continued

In our UK gas transmission operation, we are obliged to offer for sale, through a series of auctions (both short- and long-term), a predetermined quantity of entry capacity for every day in the year at predefined locations. Where, on the day, the gas transmission system’s capability is constrained, such that gas is prevented from entering the system for which entry capacity rights have been sold, then UK gas transmission is required to buy back those entry capacity rights sold in excess of system capability. Forward and option contracts are used to reduce the risk and exposure to on-the-day entry capacity prices.
Our UK electricity transmission operations have also entered into electricity contracts, pursuant to the requirement to balance the electricity market in Great Britain through the operation of the British Electricity Trading and Transmission Arrangements (BETTA). The contracts are for varying terms and have been entered into so that we have the ability to deliver electricity as required to meet our obligations under our UK electricity transmission licence. We have not and do not expect to enter into any significant derivatives in connection with our Great Britain System Operator role.
Additionally, we buy back capacity rights already sold in accordance with our UK gas transporter licences and Uniform Network Code obligations as part of our management of the gas transmission and distribution networks in the UK.
Energy purchase contracts
The majority of our electricity contracts and certain of our gas contracts are entered into to meet our expected purchase, sale or usage requirements and so are accounted for as ordinary sales or purchase contracts. These included contractual commitments to purchase energy under long-term contracts amounting to £3,645 million as at 31 March 2009 (2008: £2,061 million) of which £990 million is due within one year (2008: £794 million). Further information is included in note 29 to the consolidated financial statements.
Commodity purchase contracts accounted for as derivative contracts
Certain of our forward purchases of electricity, gas and electricity capacity do not meet the own use exemption for accounting purposes and hence are accounted for as derivatives. Mark-to-market changes in the value of these contracts are reflected through earnings under the heading of commodity remeasurements. The fair value of these contracts includes contracts with a positive value of £35 million (2008: £43 million), recorded as assets in our balance sheet and contracts with a negative value of £155 million (2008: £89 million) recorded as liabilities.
Commodity purchase contracts accounted for as derivatives include contracts for the forward purchase of electricity that reverted back to us as part of the settlement arising from USGen’s bankruptcy in 2005, which were originally entered into prior to the restructuring of the electricity industry in New England. The electricity purchased under these contracts is not required for our normal activities and is sold in the energy markets at prices which are currently significantly below the amount we are required to pay. The fair value of these contracts amounted to a £121 million liability at 31 March 2009 (2008: £47 million liability).
Derivative financial instruments linked to commodity prices
We also enter into derivative financial instruments linked to commodity prices, including index-linked swaps and futures contracts. These derivative financial instruments are used to reduce market price volatility and are principally used to manage commodity prices associated with our gas and electricity delivery operations in the US on behalf of our customers.
Derivative financial instruments are carried at fair value in the balance sheet and mark-to-market changes in the value of these contracts are reflected through earnings with the exception of those related to our West Virginia gas fields that are designated as cash flow hedges.
In addition, we use NYMEX electricity and gas futures to reduce the cash flow variability associated with the purchase price for a portion of future electricity and gas purchases associated with certain of our electricity and gas distribution operations in the US. These had a negative fair value at 31 March 2009 of £59 million (2008: £19 million), but the liability on the balance sheet has been reduced by the amount of collateral paid to counterparties in respect of these contracts due to accounting netting requirements for such instruments.
We also utilise over-the-counter swaps and options to reduce the cash flow variability associated with the purchase price for a portion of future electricity and gas purchases associated with certain of our electricity and gas distribution operations in the US. These had a net negative fair value at 31 March 2009 of £190 million (2008: positive fair value of £39 million).
We also utilise over-the-counter gas swaps in the US to hedge the cash flow variability associated with forecasted sales of a portion of gas production from our West Virginia gas fields. At 31 March 2009, we had hedge positions in place for approximately 66% of our estimated 2009 gas production (2008: 70% of our estimated 2008 and 2009 gas production), net of gathering costs. We use forward prices from a third party vendor to value these swap positions and they are designated as cash flow hedges.
Sensitivity analysis
As described in note 34 to the consolidated financial statements, movements in commodity prices would have the following estimated impact on the financial statements as a consequence of changes in the value of commodities. This analysis does not take account of any change in our commodity portfolio.

	2008/09		2007/08
		Other		Other
	Income	equity	Income	equity
	statement	reserves	statement	reserves
	£m	£m	£m	£m

10% increase in commodity prices	56	(1)	25	(1)
10% decrease in commodity prices	(72)	1	(22)	1

84     National Grid plc Annual Report and Accounts 2008/09

Baa1/BBB+	A3/A-/A	A3/BBB+	Baa1/A-/A-

Moody’s/S&P and Fitch senior unsecured credit ratings for National Grid plc	Moody’s/S&P/Fitch senior unsecured credit ratings for NGG plc and NGET plc	Moody’s/S&P senior unsecured credit ratings for National Grid USA	Moody’s/S&P/Fitch senior unsecured credit ratings for KeySpan Corporation

Commitments and contingencies
Commitments and contingencies outstanding at 31 March 2009 and 2008 are summarised in the table below:

	2009	2008
	£m	£m

Future capital expenditure contracted but not provided for	1,493	1,097
Total operating lease commitments	946	737
Power commitments	3,645	2,061
Other commitments, contingencies and guarantees	1,666	1,387

Information regarding obligations under pension and other post-retirement benefits is given on page 86 under the heading Retirement arrangements.
The energy commitments shown in the commitments and contingencies table above reflect obligations to purchase energy under long-term contracts. These contracts are used in respect of our normal sale and purchase requirements and do not include commodity contracts carried at fair value as described above.
We propose to meet all of our commitments from existing cash and investments, operating cash flows, existing credit facilities, future facilities and other financing that we reasonably expect to be able to secure in the future.
Contractual obligations at 31 March 2009
The table of contractual obligations shown below analyses our long-term contractual obligations according to payment period.
Purchase obligations reflect commitments under power contracts and future capital expenditure contracted for but not provided. The other long-term liabilities reflected in the balance sheet at 31 March 2009 comprise commodity contracts carried at fair value and other creditors that represent contractual obligations falling due after more than one year.
Interest on borrowings is calculated based on borrowings at 31 March 2009 and does not reflect future debt issues. Floating-rate interest has been estimated using future interest rate curves at 31 March 2009.

	Less than	1-3	3-5	More than
	1 year	years	years	5 years	Total
	£m	£m	£m	£m	£m

Financial liabilities
Borrowings	2,839	4,406	3,777	15,279	26,301
Interest payments
on borrowings	1,031	1,885	1,578	7,878	12,372
Finance lease liabilities	46	110	38	124	318
Other non-interest
bearing liabilities	2,303	396	–	–	2,699
Derivatives payments	598	2,477	975	1,179	5,229
Derivatives receipts	(1,057)	(2,795)	(490)	(1,184)	(5,526)
Commodity contracts	601	486	87	127	1,301
Other contractual obligations
Capital commitments	1,167	287	33	6	1,493
Operating leases	82	152	163	549	946
Energy commitments	990	1,436	791	428	3,645

Total at 31 March 2009	8,600	8,840	6,952	24,386	48,778

Off balance sheet arrangements
There were no significant off balance sheet arrangements other than the contractual obligations and commitments and contingencies described above.
Details of material litigation as at 31 March 2009
We were not party to litigation that we considered to be material as at 31 March 2009.
Metering competition investigation
In February 2008 the Gas and Electricity Markets Authority (GEMA) issued a decision to fine us £41.6 million for a breach of the UK Competition Act 1998 in respect of term contracts with gas suppliers entered into by our UK metering services business in 2004. We subsequently appealed this decision to the Competition Appeal Tribunal (the Tribunal). On 29 April 2009, the Tribunal overturned the decision in part and reduced the fine to £30 million but also upheld the original decision in part. We continue to review the Tribunal’s ruling and are considering our legal position, including potential grounds for appeal.
Gas Distribution mains replacement investigation
In October 2008, we informed Ofgem that our mains replacement activity carried out within the UK’s West Midlands Alliance partnership may have been misreported. National Grid and Ofgem have jointly appointed Ernst & Young to carry out a full investigation to determine the extent of the issue. At present it is too early to determine the likely outcome of the investigation and any potential consequences.
KeySpan Department of Justice investigation
As previously reported, in May 2007 KeySpan received a civil investigative demand from the Antitrust Division of the United States Department of Justice, requesting the production of documents and information relating to its investigation of competitive issues in the New York City electricity capacity market prior to our acquisition of KeySpan. The civil investigative demand is a request for information in the course of an investigation and does not constitute the commencement of legal proceedings, and no specific allegations have been made against KeySpan. In April 2008, we received a second civil investigative demand in connection with this matter. We believe that KeySpan’s activity in the capacity market has been consistent with all applicable laws and regulations. The investigation is ongoing and we continue to cooperate fully.
Related party transactions
We provide services to and receive services from related parties, principally joint ventures. In the year ended 31 March 2009, we charged £4 million and received charges of £44 million from related parties (other than Directors) compared with £3 million and £33 million in 2007/08 and £4 million and £26 million in 2006/07 respectively.
Further information relating to related party transactions is contained within note 30 to the consolidated financial statements. Details on amounts paid to Directors are included within the Directors’ Remuneration Report on pages 102 to 112.

National Grid plc Annual Report and Accounts 2008/09     85

Operating and Financial Review
Financial position and financial management continued

Retirement arrangements
We operate pension arrangements on behalf of our employees in both the UK and the US and also provide post-retirement healthcare and life insurance benefits to qualifying retirees in the US.
In the UK, the defined benefit section of the National Grid UK Pension Scheme and the National Grid section of the Electricity Supply Pension Scheme (National Grid Electricity Supply Pension Scheme) are closed to new entrants. Membership of the defined contribution section of the National Grid UK Pension Scheme is offered to all new employees in the UK.
In the US, we operate a number of pension plans, which provide both defined benefits and defined contribution benefits.
We also provide post-retirement benefits other than pensions to the majority of employees in the US. Benefits include healthcare and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in most cases retirees must contribute to the cost of their coverage.
Net pension and other post-retirement obligations
The following table summarises the pension and other post-retirement obligations recorded in the consolidated financial statements:

	UK	US	Total
Net plan asset/(liability)	£m	£m	£m

As at 1 April 2008	415	(1,315)	(900)
Exchange movements	–	(549)	(549)
Pension service cost	(64)	(104)	(168)
Expected return less interest	25	(39)	(14)
Curtailments, settlements and other	(13)	(41)	(54)
Actuarial gains/(losses) – on plan assets	(2,477)	(1,475)	(3,952)
– on plan liabilities	1,472	462	1,934
Employer contributions	488	404	892

As at 31 March 2009	(154)	(2,657)	(2,811)

Plan assets	12,185	3,334	15,519
Plan liabilities	(12,339)	(5,991)	(18,330)

Net plan liability	(154)	(2,657)	(2,811)

Movement in net pension and other post-retirement obligations
£m

The amounts recorded in the balance sheet are based on accounting standards which require pension obligations to be calculated on a different basis from that used by the actuaries to determine the funding we need to make into each arrangement.
The principal movements in net pension obligations during the year arose as a consequence of actuarial losses on plan assets, partly offset by actuarial gains on plan liabilities principally as a consequence of using higher real discount rates to calculate the present value of these obligations.
Actuarial position
The last completed full actuarial valuation of the National Grid UK Pension Scheme was as at 31 March 2007. This concluded that the pre-tax funding deficit was £442 million in the defined benefit section on the basis of the funding assumptions. Employer cash contributions for the ongoing cost of this plan are currently being made at a rate of 32.6% of pensionable payroll.
The last completed full actuarial valuation of the National Grid Electricity Supply Pension Scheme was as at 31 March 2007. This concluded that the pre-tax funding deficit was £405 million on the basis of the funding assumptions. Employer cash contributions for the ongoing cost of this plan are currently being made at a rate of 20.5% of pensionable payroll, with administration fees paid in addition.
Contributions
In addition to ongoing employer contributions we have agreed to make additional deficit contributions to certain of the above plans as follows:
▪	National Grid UK Pension Scheme: the Company made deficit contributions of £295 million during 2008/09 and £59 million in April 2009 along with payments made in the previous year to ensure that the deficit reported at the 2007 valuation is paid in full; and

▪	National Grid Electricity Supply Pension Scheme: the Company made deficit contributions of £90 million during 2008/09 and £90 million in April 2009. The remaining deficit contributions will be payable monthly from April 2012 to March 2017.
The next valuations of these schemes are due as at 31 March 2010.
In accordance with our funding policy for US pension and other post-retirement benefit plans we expect to contribute approximately £445 million to these plans during 2009/10.
Plan assets
Our plans in both the UK and the US are trustee administered and the trustees are responsible for setting the investment strategy and monitoring investment performance, consulting with us where appropriate.
At 31 March 2009, plan assets totalled £15,519 million (2008: £17,273 million).

86     National Grid plc Annual Report and Accounts 2008/09

Operating and Financial Review
Accounting policies
Accounting policies

Basis of accounting
The consolidated financial statements present our results for the years ended 31 March 2009, 2008 and 2007 and our financial position as at 31 March 2009 and 2008. They have been prepared using the accounting policies shown, in accordance with International Financial Reporting Standards (IFRS).
In complying with IFRS, we are also complying with the version of IFRS that has been endorsed by the European Union for use by listed companies.
Choices permitted under IFRS
Since 1 April 2005 we have presented our consolidated financial statements in accordance with IFRS. We were required to make a number of choices on the adoption of IFRS and in addition, we continue to choose from certain options that are available within accounting standards.
The principal choices made on the adoption of IFRS, which cannot be changed, were as follows:

Transition date
Our opening IFRS balance sheet was established as at 1 April 2004. As a consequence, goodwill amortisation ceased on this date and we used certain balances in our previous UK GAAP financial statements as the basis for our opening IFRS balance sheet.

Business combinations
Business combinations prior to 1 April 2004 were not changed retrospectively. In particular, we retained the use of merger accounting for the business combination with Lattice Group.

Financial instruments
We adopted IAS 39 on 1 April 2005. We chose to apply IAS 39 prospectively from that date and accordingly did not restate prior periods. As a consequence, the accounting for financial instruments differs from that which would have been presented had we always applied IAS 39.

Carrying value of assets at transition
In most cases, we used brought forward depreciated cost, as adjusted for changes in accounting policies to conform with IFRS, to be the opening carrying value under IFRS.

Share-based payments
We recognised all active share option grants retrospectively.

Cumulative translation differences
We chose to measure and present cumulative translation differences arising since 1 April 2004 only.

Significant choices that we continue to make on an ongoing basis include the following:

Presentation formats
We use the nature of expense method for our income statement and total our balance sheet to net assets and total equity.
In the income statement, we present subtotals of total operating profit, profit before tax and profit from continuing operations, together with additional subtotals excluding exceptional items, remeasurements and stranded cost recoveries. Exceptional items, remeasurements and stranded cost recoveries are presented separately on the face of the income statement.

Pensions
We recognise actuarial gains and losses each year in the statement of recognised income and expense.

Joint ventures
We use equity accounting for jointly controlled entities instead of the alternative proportional consolidation method.

Capitalised interest
We capitalise interest into the cost of assets that we construct, where conditions of IAS 23 are met.

Capital contributions
Contributions received towards capital expenditure are recorded as deferred income and amortised in line with the depreciation on the associated asset.

Timing of goodwill impairment reviews
Goodwill impairment reviews are carried out annually in the final quarter of the financial year.

Financial instruments
We normally opt to apply hedge accounting in most circumstances where this is permitted. For net investment hedges, we have chosen to use the spot rate method, rather than the alternative forward rate method.

Individual accounts
We have chosen to continue to use UK GAAP, rather than IFRS, in the individual financial statements of National Grid plc and of UK subsidiary companies.

Segmental reporting
In addition to presenting the consolidated financial results and financial position in the financial statements, we provide a breakdown of those results and balances into our business segments. The presentation of segment information is based on management responsibilities that existed at 31 March 2009 and the external and regulatory environments in which we operate. Our business segments are Transmission UK, Transmission US, Gas Distribution UK, Gas Distribution US and Electricity Distribution & Generation US, with our non-regulated businesses, other operations and corporate activities, including business development, being aggregated within other activities. Our geographical segments reflect our principal activities in the UK and the US.
Discontinued operations comprise the Ravenswood generation station in New York City, sold on 26 August 2008, KeySpan Communications, sold on 25 July 2008 and our KeySpan engineering companies, one of which was sold on 11 July 2008. Subsequent to the year end two further engineering companies were sold.
Discontinued results in prior years also include the results of our wireless infrastructure operations in the UK and the US, and the Basslink electricity interconnector in Australia which were sold on 3 April, 15 August and 31 August 2007 respectively.
Critical accounting policies
The application of accounting principles requires us to make estimates, judgements and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the accounts. On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods that we consider reasonable in the particular circumstances to ensure compliance with IFRS. Actual results may differ significantly from our estimates, the effect of which will be recognised in the period in which the facts that give rise to the revision become known.

National Grid plc Annual Report and Accounts 2008/09     87

Operating and Financial Review
Accounting policies continued

Certain accounting policies have been identified as critical accounting policies, as these policies involve particularly complex or subjective decisions or assessments. The discussion of critical accounting policies below should be read in conjunction with the description of our accounting policies set out in our consolidated financial statements on pages 116 to 123.
Our critical accounting policies and accounting treatments are considered to be:

Estimated economic lives of property, plant and equipment
The reported amounts for depreciation of property, plant and equipment and amortisation of non-current intangible assets can be materially affected by the judgements exercised in determining their estimated economic lives.
Depreciation and amortisation in 2008/09 for continuing operations amounted to £1,058 million and £69 million respectively (2007/08: £940 million and £54 million, 2006/07: £830 million and £41 million).

Carrying value of assets and potential for impairments
The carrying value of assets recorded in the consolidated balance sheet could be materially reduced if an impairment were to be assessed as being required. Our total assets at 31 March 2009 were £44,467 million, including £29,545 million of property, plant and equipment, £5,391 million of goodwill and £370 million of other intangible assets (31 March 2008: £37,771 million including £24,331 million, £3,904 million and £271 million respectively).
Impairment reviews are carried out either when a change in circumstance is identified that indicates an asset might be impaired or, in the case of goodwill, annually. An impairment review involves calculating either or both of the fair value or the value in use of an asset or group of assets and comparing with the carrying value in the balance sheet.
These calculations involve the use of assumptions as to the price that could be obtained for, or the future cash flows that will be generated by, an asset or group of assets, together with an appropriate discount rate to apply to those cash flows.

Revenue
Revenue includes an assessment of energy and accruals for transportation services, supplied to customers between the date of the last meter reading and the year end. Changes to the estimate of the energy or transportation services supplied during this period would have an impact on our reported results.
Unbilled revenues at 31 March 2009 are estimated at £522 million in the US and £315 million in the UK compared with £511 million and £243 million respectively at 31 March 2008.

Assets and liabilities carried at fair value
Certain assets and liabilities, principally financial investments, derivative financial instruments and certain commodity contracts are carried in the balance sheet at their fair value rather than historical cost.
The fair value of financial investments is based on market prices, as are those of derivative financial instruments where market prices exist. Other derivative financial instruments and those commodity contracts carried at fair value are valued using financial models, which include judgements on, in particular, future movements in exchange and interest rates as well as equity and commodity prices.

Hedge accounting
We use derivative financial instruments to hedge certain economic exposures arising from movements in exchange and interest rates or other factors that could affect either the value of our assets or liabilities or our future cash flows. Movements in the fair values of derivative financial instruments may be accounted for using hedge accounting where we meet the relevant eligibility, documentation and effectiveness testing requirements. If a hedge does not meet the strict criteria for hedge accounting, or where there is ineffectiveness or partial ineffectiveness, then the movements will be recorded in the income statement immediately instead of being recognised in the statement of recognised income and expense or by being offset by adjustments to the carrying value of debt.

Pensions and other post-retirement obligations
Pensions and other post-retirement benefits recorded in the balance sheet benefit plans are calculated actuarially using a number of assumptions about the future, including inflation, salary increases, length of service and pension and investment returns, together with the use of a discount rate based on corporate bond yields to calculate the present value of the obligation.
The selection of these assumptions can have a significant impact on both the pension obligation recorded in the balance sheet and on the net charge recorded in the income statement.

Businesses held for sale
At 31 March 2008, the planned disposal of the Ravenswood generation station, KeySpan Communications and the KeySpan engineering companies in the US were considered operations that met the criteria to be classified as assets held for sale.
At 31 March 2007, our wireless infrastructure operations in the UK and the US and our interconnector in Australia were classified as assets held for sale.
The results of these operations have been classified as discontinued operations for all years presented.
The date that the planned sales met the criteria to be classified as businesses held for sale is a matter of judgement by management, with consequential impact on balance sheet presentation, the amount of depreciation and the classification of results as discontinued operations.

Exceptional items, remeasurements and stranded
cost recoveries
Exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles are items of income and expenditure that, in the judgement of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and distort the comparability of our financial performance between periods.
Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, material changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments. These fair values increase or decrease as a consequence of changes in commodity and financial indices and prices over which we have no control.

Stranded cost recoveries relate to the recovery, through charges to electricity customers in upstate New York and in New England of costs mainly incurred prior to divestiture of electricity generation. These are expected to expire in 2011.

88     National Grid plc Annual Report and Accounts 2008/09

Provisions
Provisions are made for liabilities that are uncertain in estimate. These include provisions for the cost of environmental restoration and remediation, the decommissioning of nuclear facilities that we no longer own but still have a responsibility to contribute towards, restructuring and employer and public liability claims.
Calculations of these provisions are based on estimated cash flows relating to these costs, discounted at an appropriate rate where significant. The costs and timing of cash flows relating to these liabilities are based on management estimates supported by external consultants.
At 31 March 2009, provisions totalled £1,699 million (2008: £1,397 million), including £1,104 million and £108 million (2008: £837 million and £87 million) in respect of environmental liabilities and decommissioning respectively.

Tax estimates
Our tax charge is based on the profit for the year and tax rates in effect. The determination of appropriate provisions for taxation requires us to take into account anticipated decisions of tax authorities and estimate our ability to utilise tax benefits through future earnings and tax planning.

Energy commitments
Our energy commitments relate to contractual commitments to purchase electricity or gas to satisfy physical delivery requirements to our customers or for energy that we use ourselves. In management’s judgement these commitments meet the normal purchase, sale or usage exemption in IAS 39 and are not recognised in the financial statements.
If these commitments were deemed not to meet the exemption under IAS 39 they would have to be carried in the balance sheet at fair value as derivative instruments, with movements in their fair value shown in the income statement under remeasurements.

In order to illustrate the impact that changes in assumptions could have on our results and financial position, the following sensitivities are presented:

Asset useful lives
An increase in the useful economic lives of assets of one year on average would reduce our annual depreciation charge on property, plant and equipment by £35 million (pre-tax) and our annual amortisation charge on intangible assets by £7 million (pre-tax).

Revenue accruals
A 10% change in our estimate of unbilled revenues at 31 March 2009 would result in an increase or decrease in our recorded net assets and profit for the year by approximately £54 million net of tax.

Assets carried at fair value
A 10% change in assets and liabilities carried at fair value would result in an increase or decrease in the carrying value of derivative financial instruments and commodity contract liabilities of £119 million and £(31) million respectively.

Hedge accounting
If using our derivative financial instruments, hedge accounting had not been achieved during the year ended 31 March 2009 then the profit for the year would have been £1,481 million lower than that reported net of tax, and net assets would have been £300 million lower.

Pensions and other post-retirement obligations
Our pension and post-retirement obligations are sensitive to the actuarial assumptions used. A 0.1% increase in the discount rate, a 0.5% increase in the rate of salary increases or an increase of one year in life expectancy would result in a change in the net obligation of £233 million, £116 million and £541 million and a change in the annual pension cost of £4 million, £5 million and £5 million respectively.

Provisions
A 10% change in the estimates of future cash flows estimated in respect of provisions for liabilities would result in an increase or decrease in our provisions of approximately £170 million.

Accounting developments
Accounting standards and interpretations adopted in 2008/09
In preparing our consolidated financial statements, we have complied with International Financial Reporting Standards, International Accounting Standards and interpretations applicable for 2008/09. The following amendments to standards and interpretations were adopted during 2008/09, none of which resulted in a material change to our consolidated results, assets or liabilities in 2008/09 or in those of previous periods:

Amendments to standards
An amendment to IAS 39 that permits reclassification of financial assets in certain circumstances.
New interpretations
IFRIC 12 and IFRIC 14 contain guidance on accounting for service concession arrangements and pension assets and minimum funding.

Accounting developments
New accounting standards and interpretations which have been issued but not yet adopted by National Grid are discussed in the financial statements on pages 124 and 125.

National Grid plc Annual Report and Accounts 2008/09     89

Directors’ Reports
Corporate Governance
Corporate Governance
Corporate Governance

Chairman’s foreword
At this time of global economic turbulence there are many questions being rightfully raised about the governance and effectiveness of boards. Good corporate governance, using the Combined Code as a guide to the components of good practice, is an integral part of the Company’s drive to deliver unparalleled safety, reliability and efficiency vital to the well-being of our customers and communities. Delivering sustainable value depends on the trust and confidence of all our stakeholders, and this can only be earned by conducting our business responsibly. Good governance practices develop over time and we aim to be at the forefront of best practice in order to deliver the Company’s vision and, by doing so, promote the success of the business for the benefit of shareholders.
While I, with assistance from the Company Secretary & General Counsel, lead the governance process, it is a matter which is reserved to the whole Board for consideration and I believe that the Board considers such matters in an holistic manner rather than as a separate compliance exercise. By doing so, I believe that the Board and the Company are well placed to face the challenges arising from this current economic environment.
Again this year, we have carried out an in depth review of the Board’s effectiveness and have produced, as we have done for several years, an action plan to ensure constant improvement. However, an overriding acid test question for a Chairman to answer is – does the Board have the breadth of skills and experience to address and challenge adequately the key business decisions and risks that confront it? Related questions include: do the Non-executive Directors attend sufficient meetings and spend sufficient time overall on Company issues to fully understand the business and the risks it faces? Would each Non-executive Director be regarded as capable of challenging management and influencing outturns either in the Board or in its Committees? Would the Non-executive Directors as a body be capable of overturning proposals from the management which they did not consider were in the interests of shareholders or where they consider that the inherent risks were in excess of those assessed by management?
These questions have concerned us in our Nominations Committee over the past years as we have carefully recruited Non-executive and Executive Directors to build the Board we have today. I therefore believe we not only have the Board focused on good governance but we have the right Board composition and that the Board works effectively, allowing us to respond to the challenges of these difficult times.
Sir John Parker
Chairman
Governance framework
The Company is committed to operating our businesses in a sustainable and responsible manner. Our corporate governance framework forms an integral part of this approach in order to safeguard shareholder value. Our Company wide policies and procedures including risk management, which are referred to later in this report, are considered as part of the overall governance of the business; however, this report focuses on the Company’s approach to corporate governance as provided in the Combined Code on Corporate Governance as revised in 2006, (the Code), applicable to UK listed companies. The Company also has regard to, and regularly reviews, developing corporate governance best practice including matters contained in the various investor guidelines.
The Board considers that it complied in full with the Code during the year.
During the year, the Board has reviewed its role and matters reserved for its consideration as part of a review of the Delegations of Authority. The Board’s role includes: approval of the overall business strategy for National Grid; approval of the business plan and budget; approval of the financial policy; approval of acquisitions or divestments; oversight of governance including Policy and Procedure statements, Codes of Conduct, Delegations of Authority, the Framework for Responsible Business and Standards of Ethical Business Conduct for all employees. The framework and standards described above, together with other documentation relating to National Grid’s governance, are available on our website at: www.nationalgrid.com.
The Board of National Grid during the year was composed as set out in the following table. Biographical details for all the Directors can be found on pages 16 and 17 together with details of Board Committee memberships. Attendance at Board meetings was as indicated from a total of 10 meetings held during the year (the March 2009 meeting being held on 1 April):

Name	Attendance*

Chairman
Sir John Parker	10 of 10

Chief Executive

Steve Holliday	10 of 10

Executive Directors
Bob Catell (Deputy Chairman)	10 of 10
Steve Lucas	10 of 10
Nick Winser	10 of 10
Tom King	10 of 10
Mark Fairbairn	10 of 10
Edward Astle (to 30 April 2008)	1 of 1

Non-executive Directors
Ken Harvey (Senior Independent Director)	10 of 10
Linda Adamany	10 of 10
John Allan	8 of 10
Stephen Pettit	10 of 10
Maria Richter	10 of 10
George Rose	7 of 10

Philip Aiken	8 of 8

*	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director
Board members are required to attend Board and Committee meetings regularly in order to ensure they are kept up to date with business and accordingly can contribute to meetings. Directors are informed of proposed meeting dates in advance in order to diarise these. Acknowledging that Non-executive Directors in particular will have other commitments, if they are unable to attend meetings, the Chairman is informed and the reasons recorded. Instances of non attendance during the year were considered and determined as being reasonable in each case due to the individual circumstances. Attendance at meetings is considered as part of the one-to-one Director performance evaluations conducted by the Chairman.
Directors are sent papers for meetings of the Board and those Committees of which they are a member. Should any Directors be unable to attend a meeting, they are encouraged to communicate their views and comments on the matters to be considered via the relevant Committee chairman or the Chairman of the Board.

90     National Grid plc Annual Report and Accounts 2008/09

In addition to the performance evaluation described on page 92, shareholders have the opportunity to consider formally the appointment and performance of each Director by voting in relation to their re-election as a Director. In accordance with the Articles of Association, Directors submit themselves for re-election by shareholders at the first Annual General Meeting (AGM) following their initial appointment to the Board and then at subsequent AGMs at least once every three years. Further details regarding those Directors due for re-election at the 2009 AGM can be found in the Notice of 2009 AGM.
In order to ensure transparency regarding the terms of their appointment, the service contracts (Executive Directors) and letters of appointment (Non-executive Directors) of Board members are available to our shareholders and may also be inspected at the AGM prior to the meeting. Further details regarding the Directors’ service contracts and letters of appointment can be found in the Directors’ Remuneration Report on pages 102 to 112. In preparation for changes introduced in the Companies Act in October 2008, the Board conducted a thorough review of potential conflicts of interest that each Director may have. Guidance on the law and developing best practice, taking into account that provided by the GC100 group of FTSE100 General Counsel and Company Secretaries, was provided to each Director together with a questionnaire for completion and subsequent verification by the Company Secretary & General Counsel. The Board considered the results of the questionnaire, and, where appropriate, approved the potential conflict (the conflicted Director not voting on the matter). Directors are reminded of their continuing obligations in relation to conflicts at each Board meeting.
Non-executive Director independence
In order for the Non-executive Directors to contribute fully to the unitary Board, and in particular to challenge the Executive Directors over strategic matters where appropriate, it is important that the Non-executive Directors bring experience, probity and independence to the Board. Accordingly, the independence of the Non-executive Directors is considered at least annually as part of the performance evaluation. This assessment also considers the character, judgement and commitment of each Non-executive Director as well as their performance on the Board and relevant Committees. The Board in its deliberations specifically took into consideration the Code and examples of indicators of potential non independence including length of service on the Board of greater than nine years. Following such evaluation, each of the Non-executive Directors has been determined by the Board to be independent.
Roles of the Chairman, Chief Executive and Senior Independent Director
In order to avoid the potential for apparent concentration of power in one individual, the Chairman and the Chief Executive have separate roles and responsibilities, which have been approved by the Board. The Chairman’s main responsibility is the leadership and management of the Board and its governance. He chairs the Board meetings including, for example, ensuring that the forward agendas are appropriate, that relevant business is brought to the Board for consideration in accordance with the Matters Reserved for the Board, the Delegations of Authority and the Board’s strategic remit, and that each Director has the opportunity to consider the matters brought to the meeting and to contribute accordingly. His contractual commitment to National Grid is two days per week but in practice this is often exceeded. The Board is satisfied that the Chairman, and other Non-executive Directors if required, would be available as needed outside their contracted hours. The number and perceived responsibility of other directorships are considered as part of the performance evaluation to satisfy the Board that Directors do not have excessive commitments that could potentially restrict their commitment as a Director of the Company.
The Chief Executive, as leader of the Company’s executive team, retains responsibility for the leadership and day-to-day management of the Company and the execution of its strategy as approved by the Board. In addition to the other Executive Directors, key corporate executives report directly to the Chief Executive.
The Senior Independent Director is Ken Harvey. He was appointed to this role in 2004 and his responsibilities include leading the Non-executive Directors’ annual consideration of the Chairman’s performance and holding discussions with Non-executive Directors without management present. He is also available to shareholders in the event they feel it inappropriate to communicate via the Chairman, the Chief Executive or the Finance Director. No such requests were received from shareholders during the year.
Director development
The Chairman, with the support of the Company Secretary & General Counsel, is responsible for the induction of new directors and for the ongoing development of Directors. Upon appointment to the Board, new Non-executive Directors receive a tailored induction programme including the provision of recent Board materials and presentations, visits to businesses, one-to-one meetings with Executive Directors and other senior management, and a directors’ information pack to provide background reference information on the Company’s businesses and operations including issues relating to corporate responsibility. Board meetings are regularly held at the Company’s sites and additional site visits are organised in order for the Directors to develop their understanding of the business.
Particular ongoing development attention is given to current issues including, for example, the economic and regulatory environment, the Company’s businesses and governance best practice, emerging developments and director effectiveness. This includes, for Non-executive Directors:
▪	informing them at each Board meeting of the latest training courses which may be of interest;

▪	attendance at key site visits;

▪	informing Directors of legal and corporate governance updates and best practice; and

▪	management presentations.
For Executive Directors, coaching and development programmes include:
▪	internal and external mentoring;

▪	attendance at external courses and business schools; and

▪	experience of other boardrooms through non-executive appointments.
Accordingly as part of their development and with the agreement of the Board; the Chief Executive, Steve Holliday, is a Non-executive Director of Marks and Spencer Group plc, Steve Lucas, Finance Director, is a Non-executive Director of Compass Group plc and Nick Winser, Executive Director, Transmission, is a Non-executive Director of Kier Group plc. As part of her development, the Company Secretary & General Counsel is a Non-executive Director of Aga Rangemaster Group plc. The fees for these positions are retained by the Directors and the Company Secretary & General Counsel respectively. Details are on page 106.

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The Company Secretariat is available to provide assistance and information on governance, corporate administration and legal matters to Directors as appropriate. Directors may also seek advice on such matters, or on other business related matters, directly from independent professional advisors should they so wish. This is in addition to the advice provided by independent advisors to the Board Committees. No requests for external professional advice were received during the year.
Performance evaluation
Directors are encouraged to challenge Board and Committee processes and procedures as part of the continual development of best practice. As part of this process, in each financial year since 2003/04, the Board has undertaken a formal evaluation of its performance and that of its Committees and individual Directors. The Board considers annually whether to use an external body to manage the performance evaluation process. It concluded this year that the approach used by the Company remained appropriate and robust.
Accordingly, the Chairman, assisted by the Company Secretary & General Counsel, led the evaluation process, which was in the form of a confidential survey completed by all Directors in relation to the Board and any Committee of which they were a member. In addition, meetings were held between the Chairman and each Director. Regular attendees at specific Committee meetings were also asked to complete surveys in relation to the relevant Committee.
The Company Secretary & General Counsel collated the evaluation results and these were considered by the Board and each Committee. Comparison was made to the prior year’s report as a result of which a number of actions had been implemented including: a review of the rolling business agenda to include a greater emphasis on strategic external factors such as climate change; increasing the number of informal meetings of Board members; and consideration of the interaction between Committees. In accordance with established practice, the Board and each of the Committees separately review the matters highlighted by the evaluation and a formal response and action plan is produced as appropriate and approved by the Board.
Overall the results showed an improvement from the previous year indicating that the Directors considered that no major changes were required to Board and Committee processes and procedures. The Chairman’s performance was reviewed and his leadership and performance were considered to have been of a high standard. Areas highlighted by the Board and Committees for consideration following the latest review included:
▪	to review the agendas to include, for example, inclusion and diversity issues and strategic business trends analysis;

▪	to consider further development of the use of video conferencing for Committee meetings; and

▪	to provide a brief overview (including career history) of each presenter to the Board.
In addition, the meeting held by the Non-executive Directors further suggested:
▪	receipt of Board and Committee papers normally five business days in advance of the meeting in order to enable more opportunity for discussions with Executive Directors prior to the meeting;

▪	arranging for potential successors to the Executive Directors to receive sufficient visibility by the Board; and

▪	holding an additional meeting annually for Non-executive Directors chaired by the Senior Independent Director with the Chairman and Chief Executive to attend by invitation.
The Board and its Committees
The Board reserves a number of matters for its sole consideration where these matters impact the strategic direction and effective oversight of the Company and its businesses. Examples include:
▪	corporate governance;

▪	strategy, finance and approval of the budget and business plan;

▪	Director/employee issues such as Director succession planning (with input and recommendations from the Nominations Committee); and

▪	stock exchange and listing requirements such as dividend approval/recommendation and approval of results announcements, interim management statements and the Annual Report and Accounts.
In addition to the Matters Reserved for the Board, a full description of which is available on our website at www.nationalgrid.com, certain items of strategic or governance importance are considered at every scheduled Board meeting including:
▪	safety, health and the environment;

▪	the financial status of the Company;

▪	operational headlines from the Company’s businesses together with a detailed update from one of the lines of business on a rotating basis;

▪	updates on business development and strategy implementation;

▪	updates on external matters affecting the Company; and

▪	reports from the Company Secretary & General Counsel including an update on the governance of the Company and its businesses, and any legal or new risk issues that the Board ought to be aware of.
In order to have the opportunity to discuss matters, for example relating to governance, independently of management, the Chairman and Non-executive Directors meet formally at least once a year without any management present and formally at least once a year with the Chief Executive. Ad hoc meetings may be held as required. In order to operate effectively and to give appropriate attention and consideration, the Board has delegated authority to its Committees to carry out certain tasks as defined in, and regulated by, the Committees’ terms of reference, which are available on our website at www.nationalgrid.com.
These Committees comprise the Audit, Executive, Finance, Nominations, Remuneration and Risk & Responsibility Committees. The Board is kept appraised by the Committee chairmen through the provision of a summary of the issues discussed and decisions taken by the Committee. Minutes of Committee meetings are circulated to other Directors once available.
The following sections explain the areas that each Board Committee has responsibility for and the areas that they covered during the year.
Audit Committee
Key functions of the Audit Committee, whose members are all independent Non-executive Directors, include: review of the effectiveness of the Company’s financial reporting and internal controls; the procedures for the identification, assessment and reporting of risks; the appropriateness of the auditors in carrying out certain non-audit work; and the level of audit and non-audit fees payable to the auditors.
The Committee considers that both management and the external auditors should attend meetings where possible in order to provide the members of the Committee with the information that they require, to answer questions and to challenge them as appropriate.

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Accordingly, others invited to attend meetings include the Chairman, Chief Executive, Finance Director, head of internal audit, financial controller, Company Secretary & General Counsel and external auditors. Additionally, the Executive Directors, director of tax and treasury and risk & compliance manager are invited to attend Audit Committee meetings, as necessary, to provide updates and background information.
Meetings are held at least four times a year and membership and attendance at meetings was as follows during 2008/09 from a total of six meetings:

Name	Attendance*

George Rose (chairman)	6 of 6
Linda Adamany	6 of 6
John Allan	1 of 1
Maria Richter	5 of 5
Philip Aiken	4 of 5

*	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director
Due to the technical nature of some of the financial and accounting issues that come before it, all of the Committee’s members are required to have an understanding of financial matters and experience of dealing with such issues at a senior executive level. In addition, the Board has determined that George Rose, Finance Director of BAE Systems plc, has recent and relevant financial experience in accordance with the Combined Code and deems him to be a suitably qualified financial expert as required by the Audit Committee’s terms of reference and US requirements.
In accordance with its terms of reference and business and accounting developments during the year, matters considered by the Committee included:
In respect of auditors:-
▪	the level and constitution of external audit and non-audit fees;

▪	the independence and objectivity of the external auditors;

▪	an evaluation of the external audit process globally including the expertise of the audit firm;

▪	monitoring and reviewing the effectiveness of internal audit activities including discussions with the head of internal audit without management present; and

▪	reviewing Financial Reporting Council Guidance on Audit Committees.
In respect of internal controls and risk management:-
▪	reviewing the effectiveness of the Company’s financial reporting, internal controls and compliance with applicable legal requirements;

▪	monitoring risk and compliance management procedures across the Company and reviewing specific risks (details of such risks can be found on pages 97 to 99);

▪	receiving reports from the business separation compliance officer, as required under National Grid Gas plc’s gas transporter licences; and

▪	receiving reports and technical updates including from the director of tax and treasury.
In respect of financial matters:-
▪	reviewing the Company’s results statements, interim management statements and Annual Report and Accounts before publication and making appropriate recommendations to the Board following review;
▪	reviewing accounting policies in light of international accounting developments;

▪	receiving reports where appropriate in accordance with its terms of reference on business conduct issues, including any instances of alleged fraud and actions taken as a result of investigations; and

▪	receiving reports from the Company’s cross functional steering group that has been established to ensure appropriate awareness of and actions in relation to risks arising from the current economic climate.
The Committee works closely with both the internal and external auditors. In relation to internal audit, it receives, reviews and approves the internal audit plan and ensures that the internal audit function has sufficient resources to carry out its work. The appointment and removal of the head of internal audit is subject to the approval of the Committee.
In relation to the external auditors, the Committee is solely and directly responsible for and approves the appointment, reappointment, fees and oversight of the external auditors, subject to the requirement for shareholder approval each year at the AGM. The Committee receives the external audit plan so that the external auditors have the opportunity to raise any matters in confidence, and meetings are held with the Committee at least annually without management present.
In order to ensure the external auditors remain objective and independent, in accordance with best practice, all non-audit work carried out by the external auditors is subject to Audit Committee pre-approval. The engagement of the external auditors for non-audit services is restricted by the Sarbanes-Oxley Act which prohibits them from providing certain services. Where a service is permissible, the Company’s policy is that the external auditors will not be used for non-statutory audit work unless it can be demonstrated as part of the approval process that the engagement is a natural extension of their audit work or there are other overriding reasons that make them the most suitably qualified to undertake it. The non-audit services related primarily to tax and audit-related work. Details of the fees paid to the external auditors for non-audit work carried out during the year can be found in note 3e to the accounts on page 134.
A review is carried out annually of the service provided by the external auditors and, if it is determined that the audit might be provided more efficiently or effectively by an alternative audit firm, the Company may put the audit out to tender. Following the latest review, the service was considered satisfactory and the auditors will be recommended for reappointment to shareholders at the AGM. No auditor liability agreement has been entered into by the Company.
Executive Committee
The Committee oversees the financial, operational and safety performance of the Company and implements the strategy approved by the Board. The Committee comprises the Chief Executive, who is its chairman, the Executive Directors and the Company Secretary & General Counsel. In addition, the global directors of human resources, strategy, corporate affairs and IS are regular attendees of meetings. Senior management personnel are invited to attend meetings of the Executive Committee as necessary to keep it fully appraised of the Company’s businesses.

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Executive Committee membership and attendance at meetings was as follows during 2008/09 from a total of 11 meetings:

Name	Attendance*

Steve Holliday (chairman)	11 of 11
Bob Catell	11 of 11
Mark Fairbairn	10 of 11
Steve Lucas	11 of 11
Tom King	11 of 11
Nick Winser	11 of 11
Edward Astle (to 30 April 2008)	1 of 1
Helen Mahy, Company Secretary & General Counsel	11 of 11

*	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director
Particular examples of matters that the Committee considered during the year included:
▪	the financial, operational and safety performance of the Company and its businesses;

▪	strategic business development and implementation including updates on the integration of the KeySpan businesses;

▪	approving capital and operational expenditure under the specific authorities delegated to it by the Board;

▪	global outsourcing;

▪	global human resource leadership; and

▪	global IS strategic issues.
At each meeting there are in depth review sessions on key business areas for the Company.
Finance Committee
The Finance Committee is responsible for setting policy and granting authority for short- and long-term financing decisions and for recommending for consideration by the Board the treasury, tax, pensions and insurance management policies of the Company. The Finance Committee is made up of three Non-executive Directors, one of whom is chairman of the Committee, and the Chief Executive and Finance Director. The director of tax and treasury is invited to attend Committee meetings on a regular basis.
Membership and attendance at meetings was as follows during 2008/09 from a total of four meetings:

Name	Attendance*

Maria Richter (chairman)	4 of 4
Steve Holliday	3 of 4
Steve Lucas	4 of 4
Stephen Pettit	4 of 4
John Allan	2 of 4

*	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director
Examples of matters that the Committee considered during the year included:
▪	long-term funding requirements including consideration of matters affecting the Company arising out of the global economic downturn;

▪	setting and reviewing treasury management guidelines and policy in light of market conditions;

▪	taxation issues for the Company;

▪	treasury performance updates;

▪	insurance updates; and

▪	pensions updates.
Nominations Committee
The Nominations Committee, consisting of the Chairman and Non-executive Directors, is responsible for considering the structure, size and composition of the Board and for identifying and proposing individuals to be Directors and senior management. A key consideration is succession planning for the Board and senior management and the Committee considered this in detail during the year. External recruitment consultants are generally used as part of any appointments process. Changes to the Board require Board approval following recommendation from the Committee.
The Nominations Committee membership and attendance at meetings was as follows during 2008/09 from a total of five meetings:

Name	Attendance*

Sir John Parker (chairman)	5 of 5
Ken Harvey	5 of 5
Maria Richter	5 of 5
George Rose	3 of 5

*	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director
The Chief Executive is invited to attend Nominations Committee meetings on a regular basis. Advice is sought from the global human resources director and external advice is sought as appropriate.
Matters that the Committee considered during the year included:
▪	the size of the Board, its structure and composition;

▪	changes to the composition of Board Committees;

▪	succession planning for Board members; and

▪	development and succession plans for senior management, as developed by the Chief Executive and global human resources director.
Remuneration Committee
The Remuneration Committee, consisting of Non-executive Directors, is responsible for developing executive remuneration policy, including the composition and balance between salary and short- and long-term incentives and for determining the remuneration of the Executive Directors and executives below Board level who report directly to the Chief Executive. It also monitors the remuneration of other senior employees of the Company and provides direction over the Company’s share plans.
Further details of the policy on remuneration and details of individual remuneration are available in the Directors’ Remuneration Report on pages 102 to 112.
The Remuneration Committee membership and attendance at meetings was as follows during 2008/09 from a total of six meetings:

Name	Attendance*

John Allan (chairman)	4 of 6
Ken Harvey	6 of 6
Stephen Pettit	6 of 6
George Rose	3 of 6

*	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director
The global human resources director and global head of compensation & benefits provide advice on remuneration policies and practices in the markets in which the Company operates and

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are usually invited to attend meetings, along with the Chairman and the Chief Executive. External independent advisors are also utilised by the Committee.
Risk & Responsibility Committee
The Risk & Responsibility Committee, consisting of Non-executive Directors plus Bob Catell, is responsible for reviewing the strategies, policies, targets and performance of the Company within its Framework for Responsible Business (a copy of which is available on the National Grid website). The Committee reviews the Company’s risks for which it has oversight and in this regard the Committee interfaces with and works closely with the Audit Committee.
Accordingly it reviews matters such as: safety – including public and process safety; the environment; employee occupational health; inclusion and diversity; security and human rights issues; and business ethics and conduct.
The Risk & Responsibility Committee membership and attendance at meetings was as follows during 2008/09 from a total of four meetings:

Name	Attendance*

Stephen Pettit (chairman)	4 of 4
Linda Adamany	4 of 4
Philip Aiken	3 of 4
Ken Harvey	3 of 4
Bob Catell	4 of 4

*	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director
The Chief Executive, Company Secretary & General Counsel, director of UK safety, health and environment & corporate security and US senior VP safety, health and environment are invited to attend Risk & Responsibility Committee meetings. Executive Directors and others, including business representatives, are invited to attend as necessary.
During the year, the Committee:
▪	considered the current and projected environmental impact of the Company, including climate change;

▪	considered specific identified future risks and plans for minimising such risks;

▪	reviewed safety, health and environment audit plans and the outcome of such audits;

▪	reviewed serious incident reports;

▪	reviewed reports on business conduct issues;

▪	reviewed progress in embedding a process safety culture; and

▪	considered reports and updates from external advisors.
Disclosure Committee
National Grid has established disclosure committees that are tasked with various duties relating to the material disclosures made to the market by the Company and relevant subsidiaries. The Disclosure Committee of the Company is chaired by the Finance Director and its members are the Company Secretary & General Counsel, director of tax and treasury, financial controller, director of investor relations, head of internal audit and corporate counsel and head of company secretariat and such other members and/or attendees as the Committee from time to time considers appropriate.
The Committee’s role is to assist the Chief Executive and Finance Director in fulfilling their responsibility for oversight of the accuracy and timeliness of the disclosures made by the Company. Accordingly, during the year the Committee reviewed the process and controls over external disclosures and key documents before release including the Annual Report and Accounts, preliminary and half year results statements, interim management statements and other material stock exchange announcements and presentations to analysts.
Shareholders
In accordance with the Schedule of Matters Reserved for the Board and the Code, the Board has responsibility for ensuring effective communication takes place with all shareholders and it considers carefully all major announcements to the market. Relations with shareholders are managed mainly by the Chief Executive, Finance Director and director of investor relations. Meetings are held regularly throughout the year with institutional investors, fund managers and analysts to discuss the public disclosures and announcements made by the Company.
The Chairman also writes to major shareholders following the announcement of the Company’s interim and preliminary results to offer them the opportunity to meet with him, the Senior Independent Director or any of the Non-executive Directors. This specifically enables major shareholders to take up with these individuals any issue they feel unable to raise with the Chief Executive and Finance Director. Major shareholders are also invited to meet newly appointed Directors.
In order that all Board members are made aware of and understand the views of shareholders about the Company, the Board receives feedback on shareholders’ views from the Company’s brokers, supported by the director of investor relations and notes from a number of analysts in the energy sector are also circulated regularly to Directors.
Smaller shareholder issues are considered by the Board, including annual updates at Board meetings on matters relevant to smaller shareholders and initiatives by the Company. For example, during the year the Company initiated a dividend reunification programme, tracing 190,000 current and past shareholders who had not cashed dividends, some dating back in excess of 12 years. Additionally a low cost share dealing service was offered by which shareholders could buy or sell shares cheaply. Meetings were held during the year by the Chairman and the Chief Executive with the UK Shareholders Association and Directors met retail shareholders at shareholder networking events, details of which can be found in the Shareholder information section on page 198.
Change of control provisions
As at 31 March 2009, the Company had borrowing facilities with a number of its banks in the amounts of US$2.35 billion (undrawn) and £1.7 billion (drawn) which, on a change of control of the Company following a takeover bid, may alter or terminate. All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.
No other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid are considered to be significant in terms of their potential impact on the business as a whole.

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Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards
As the Company has a US listing, it is required to disclose differences in corporate governance practices adopted by the Company as a UK listed company, compared to those of a US company. The corporate governance practices of the Company are primarily based on UK requirements but substantially conform to those required of US companies listed on the NYSE. The principal differences between the Company’s governance practices pursuant to the Combined Code and UK best practice and the Section 303A Corporate Governance Rules of the NYSE are:
■	different tests of independence for Board members are applied under the Combined Code and Section 303A;

■	there is no requirement for a separate corporate governance committee in the UK; all Directors on the Board discuss and decide upon governance issues and the Nominations Committee makes recommendations to the Board with regard to certain of the responsibilities of a corporate governance committee;

■	while the Company reports compliance with the Combined Code in each Annual Report and Accounts, there is no requirement to adopt and disclose separate corporate governance guidelines; and

■	while the Audit Committee, having a membership of four independent Non-executive Directors, exceeds the minimum membership requirements under Section 303A of three independent Non-executive Directors, it should be noted that the quorum for a meeting of the Audit Committee, of two independent Non-executive Directors, is less than the minimum membership requirements under Section 303A.
Risk management and internal control
In order to understand the risks and potential control issues facing the Company, the following sections as well as page 40 in the Operating and Financial Review should be considered. The system of internal control and, in particular our risk management policies, has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives while also recognising that any such process can provide only reasonable, and not absolute, assurance against material misstatement or loss. This process complies with the Turnbull working party guidance (revised October 2005) in this matter and, in addition, contributes toward our compliance with our obligations under the Sarbanes-Oxley Act as well as other internal assurance activities.
The Board considers that a sound system of internal control contributes to safeguarding the Company’s assets and reputation, and, as a result, the interests of our shareholders. Effective operational and financial controls, including the maintenance of qualitative financial records, are an important element of internal control.
In accordance with the Combined Code and the Schedule of Matters Reserved for the Board, the Board retains overall responsibility for the Company’s system of internal control and monitoring its effectiveness. There is an established system of internal control throughout the Company and its businesses. This system depends on thorough and systematic processes for the identification and assessment of business-critical risks and their management and monitoring over time. In depth reports are provided from both line managers and certain internal assurance providers such as Internal Audit and Risk & Compliance.
These reports are provided to Board Committees in relation to their specific areas of responsibility. The Board’s Committees then provide reports to the Board in this regard.
The Board reviews the internal control process and its effectiveness on an annual basis to ensure it remains robust and to identify any control weaknesses. The latest review covered the financial year to 31 March 2009 and included the period to the approval of this Annual Report and Accounts.
This review includes:
■	the receipt of a Letter of Assurance from the Chief Executive, which consolidates key matters of interest raised through the year-end assurance process;

■	assurance from its Committees as appropriate, with particular reference to the reports received from the Audit Committee and Risk & Responsibility Committee on the reviews undertaken by them at their respective Committee meetings; and

■	assurances in relation to the Certifications required to be given under the US Sarbanes-Oxley Act, required as a result of the Company’s New York Stock Exchange listing.
Internal control – information assurance
The Board considers that it is imperative to have accurate and reliable information within the Company to enable informed decisions to be taken that further the Company’s objectives. This is supported by a risk-based approach that deals with information assurance as a business critical function. Key elements in managing information assurance risks are education, training and awareness. These initiatives emphasise the importance of information security, the quality of data collection and the affirmation process that supports our business transactions, evidencing our decisions and actions. The Company continues to work collaboratively with a variety of organisations and professional bodies to develop and implement best practice.
Internal control over financial reporting –
Sarbanes-Oxley
National Grid has carried out an assessment of its internal control over financial reporting pursuant to s404 of the Sarbanes-Oxley Act 2002. The management of the Company, which is responsible under the Act for establishing and maintaining an adequate system of internal control over financial reporting, evaluated the effectiveness of that system using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Based on that evaluation, the management of the Company expects to conclude in its Annual Report on Form 20-F filing with the US Securities and Exchange Commission that the system of internal control over financial reporting was effective as at 31 March 2009.
Risk management
Identifying, evaluating and managing risks is integral to the way we run our business. We continue to have a well established enterprise wide risk management process that ensures risks are consistently assessed, recorded and reported in a visible, structured and continuous manner, the outputs of which are primarily used as a management tool. An output from this process is information that provides assurance to management and thus helps safeguard our assets and reputation.

96     National Grid plc Annual Report and Accounts 2008/09

The Company has embedded risk management into its business decision making process. Within the business the risk management process continues to be based on both bottom-up and top-down assessments of operational, including safety, financial and other business or project risks. From the bottom-up, business units and Corporate Centre functions prepare and maintain risk registers that capture their key risks and the actions being taken to manage them. Executive Directors and other senior management are closely involved at critical stages in the review process. Their review, challenge, and debate of the outputs of the bottom-up assessment against their top-down views produce an overall evaluation of the risks that are faced by National Grid. The Executive Committee, the Risk & Responsibility Committee and the Audit Committee review the risk profile and any changes, and the Audit Committee reviews the overall risk management process.
Compliance management
Our enterprise-wide compliance management process is established and continues to raise visibility over key obligations. The process provides assurance to the Executive Directors and senior management on the effectiveness of control frameworks to manage key internal and external obligations, and also highlights instances of significant non-compliance with those obligations. External obligations are driven primarily by key legal and regulatory requirements whereas internal obligations focus more on compliance with National Grid’s own corporate policies and procedures. A network of compliance coordinators and champions exists within the businesses and Corporate Centre functions to enable the top-down/bottom-up alignment of Executive Directors’ obligations to be established and reported.
Furthermore, experts for each key obligation interface with relevant business contacts to ensure the quality of information reported upwards is validated. The compliance management process is consistent with, and complementary to, our risk management process and essentially provides, among other things, a more detailed breakdown of the risk of non-compliance with laws, regulations or standards of service as well as corporate policies and procedures.
Twice a year, the Executive, Risk & Responsibility and Audit Committees receive a report setting out the key obligations across National Grid and any significant non-compliance with those obligations, together with compliance opinions and action plans to improve controls where necessary. As with the risk management process, the Audit Committee also reviews the compliance management process at least once a year and reports on this to the Board. The compliance management process also contributes toward the entity level testing that is performed under the Sarbanes-Oxley Act, as well as some of our other internal assurance activities. The compliance management process was also subject to a detailed review by internal audit during the year; the outcome was satisfactory.
Risk factors
Our risk management process has identified the following risk factors that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Not all of these factors are within our control. In addition, other factors besides those listed below may have an adverse effect on National Grid. Any investment decision regarding our securities and any forward-looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on page 200.
Changes in law or regulation could have an adverse effect on our results of operations.
Many of our businesses are utilities or networks that are subject to regulation by governments and other authorities. Consequently, changes in law or regulation in the countries or states in which we operate could adversely affect us. Regulatory decisions concerning, for example, whether licences or approvals to operate are granted or are renewed, whether there has been any breach of the terms of a licence or approval, recovery of incurred expenditure, a decoupling of energy usage and revenue and other decisions relating to the implications of energy change, remuneration for stranded assets, the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities could have an adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future. For further information, see the Operating and Financial Review and, in particular, the external market and regulatory environment and current and future developments sections and the business description sections for each of our lines of business.
Breaches of, or changes in, environmental or health and safety laws or regulations could expose us to increased costs, claims for financial compensation and adverse regulatory consequences, as well as damaging our reputation.
Aspects of our activities are potentially dangerous, such as the operation and maintenance of electricity generation facilities and electricity lines and the transmission and distribution of gas. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and byproducts. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so; for example, the effects of electric and magnetic fields. We are subject to laws and regulations relating to pollution, the protection of the environment, and how we use and dispose of hazardous substances and waste materials. These expose us to costs and liabilities relating to our operations and our properties whether current, including those inherited from predecessor bodies, or formerly owned by us. We are also subject to laws and regulations governing health and safety matters protecting the public and our employees. We are increasingly subject to regulation in relation to climate change. We commit significant expenditure toward complying with these laws and regulations and to meeting our obligations under negotiated settlements. If additional requirements are imposed or our ability to recover these costs changes, this could have a material impact on our businesses and our results of operations and financial position. Any breach of these obligations, or even incidents that do not amount to a breach, could adversely affect our results of operations and our reputation.

National Grid plc Annual Report and Accounts 2008/09     97

Corporate Governance continued

For further information about environmental and health and safety matters relating to our businesses, see the Our Responsibility section of our website at www.nationalgrid.com.
Network failure, the inability to carry out critical non-network operations and damage to infrastructure may have significant adverse impacts on both our financial position and reputation.
We may suffer a major network failure or may not be able to carry out critical non network operations. Operational performance could be adversely affected by a failure to maintain the health of the system or network, inadequate forecasting of demand or inadequate record keeping. This could cause us to fail to meet agreed standards of service or be in breach of a licence or approval, and even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation. In addition to these risks, we may be affected by other potential events that are largely outside our control such as the impact of weather or unlawful acts of third parties. Weather conditions can affect financial performance and severe weather that causes outages or damages infrastructure will adversely affect operational and potentially business performance and our reputation. Terrorist attack, sabotage or other intentional acts may also damage our assets or otherwise significantly affect corporate activities and as a consequence have an adverse impact on the results of operations.
Our results of operations depend on a number of factors relating to business performance including performance against regulatory targets and the delivery of anticipated cost and efficiency savings.
Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency and integration targets and service quality standards set by, or agreed with, our regulators. In addition, from time to time, we publish cost and efficiency savings targets for our businesses. To meet these targets and standards, we must continue to improve operational performance, service reliability and customer service. If we do not meet these targets and standards, we may not achieve the expected benefits, our business may be adversely affected and our performance, results of operations and our reputation may be harmed.
Business development activity, including acquisitions and disposals, may be based on incorrect assumptions or conclusions; significant liabilities may be overlooked or there may be other unanticipated or unintended effects.
Business development activities, including acquisitions and disposals, may be based on incorrect assumptions or conclusions; significant liabilities may be overlooked or there may be other unanticipated or unintended effects. There is no certainty that planned levels of synergy and efficiency savings from acquisitions will be achieved. This could impact our ability to enter into other transactions.
For further details concerning transactions that we have undertaken over the period, see the performance against our objectives section of the Operating and Financial Review on page 33.
Changes to the regulatory treatment of commodity costs may have an adverse effect on the results of operations.
Changes in commodity prices could potentially impact our energy delivery businesses. Current regulatory arrangements in the UK and the US provide the ability to pass through virtually all the increased costs related to commodity prices to consumers. However, if regulators in the UK or the US were to restrict this ability, it could have an adverse effect on our operating results.
Our reputation may be harmed if consumers of energy suffer a disruption to their supply.
Our energy delivery businesses are responsible for transporting available electricity and gas. We consult with, and provide information to, regulators, governments and industry participants about future demand and the availability of supply. However, where there is insufficient supply, our role is to manage the relevant network safely which, in extreme circumstances, may require us to disconnect consumers, which may damage our reputation.
Fluctuations in exchange rates (in particular in the US dollar exchange rate), interest rates and commodity price indices could have a significant impact on our results of operations.
We have significant operations in the US and we are therefore subject to the risks normally associated with non-domestic operations, including the need to translate US assets and liabilities, and income and expenses, into sterling, our primary reporting currency. In addition, our results of operations may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in exchange rates, interest rates and commodity price indices, in particular the US dollar to sterling exchange rate.
For further information see the financial performance section of the Operating and Financial Review.
Our financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements, changes to credit ratings and adverse changes and volatility in the global credit markets.
We are subject to certain covenants and restrictions in relation to our listed debt securities and our bank lending facilities. We are also subject to restrictions on financing that have been imposed by regulators. These restrictions may hinder us in servicing the financial requirements of our current businesses or the financing of newly acquired or developing businesses. Some of our debt is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and the cost of those borrowings.
Our business is partly financed through debt and the maturity and repayment profile of debt used to finance investments often does not correlate to cash flows from our assets. Accordingly, we rely on access to short-term commercial paper and money markets and longer-term bank and capital markets as sources of finance. The global financial markets are currently experiencing extreme

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volatility and disruption. A shortage of liquidity, lack of funding, pressure on capital and extreme price volatility across a wide range of asset classes are putting financial institutions under considerable pressure and, in certain cases, placing downward pressure on share prices and credit availability for companies. If we are not able to access capital at competitive rates, our ability to finance our operations and implement our strategy will be adversely affected.
Our results of operations could be affected by deflation.
Our income under our price controls in the UK is linked to the retail price index. Therefore, if the UK economy suffers from a prolonged period of deflation, our revenues may decrease, which may not be offset by reductions in operating costs.
Future funding requirements of our pension schemes could adversely affect our results of operations.
We participate in a number of pension schemes that together cover substantially all our employees. In both the UK and the US, the principal schemes are defined benefit schemes where the scheme assets are held independently of our own financial resources. Estimates of the amount and timing of future funding for these schemes are based on various actuarial assumptions and other factors including, among other things, the actual and projected market performance of the scheme assets, future long-term bond yields, average life expectancies and relevant legal requirements. The impact of these assumptions and other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could adversely affect our results of operations.
New or revised accounting standards, rules and interpretations could have an adverse effect on our reported financial results. Changes in law and accounting standards could increase our effective rate of tax.
The accounting treatment under International Financial
Reporting Standards (IFRS), as adopted by the European Union, of, among other things, replacement expenditure, rate regulated entities, pension and post-retirement benefits, derivative financial instruments and commodity contracts, signficantly affect the way we report our financial position and results of operations. New or revised standards and interpretations may be issued, which could have a significant impact on the financial results and financial position that we report. The effective rate of tax we pay may be influenced by a number of factors including changes in law and accounting standards, the results of which could increase that rate.
Customers and counterparties to our transactions may fail to perform their obligations, or arrangements we have may be terminated, which could harm our results of operations.
Our operations are exposed to the risk that customers and counterparties to our transactions that owe us money or commodities will not perform their obligations, which could cause us to incur additional costs. This risk is most significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers and may also arise where customers are unable to pay us as a result of increasing commodity prices.
A substantial portion of our KeySpan business’s revenues are derived from a series of agreements with the Long Island Power Authority (LIPA) pursuant to which we manage LIPA’s transmission and distribution system and supply the majority of LIPA’s customers’ electricity needs. These operating agreements provide LIPA with the right to terminate the agreements for poor performance or upon the occurrence of certain other limited events of default.
Our operating results may fluctuate on a seasonal and quarterly basis.
Our electricity and gas businesses are seasonal businesses and are subject to weather conditions. In particular, revenues from our gas distribution networks in the US are weighted towards the end of our financial year, when demand for gas increases due to colder weather conditions. As a result, we are subject to seasonal variations in working capital because we purchase gas supplies for storage in the first and second quarters of our financial year and must finance these purchases. Accordingly, our results of operations for this business fluctuate substantially on a seasonal basis. In addition, portions of our electricity businesses are seasonal and subject to weather and related market conditions. Sales of electricity to customers are influenced by temperature changes. Significant changes in heating or cooling requirements, for example, could have a substantial effect. As a result, fluctuations in weather and competitive supply between years may have a significant effect on our results of operations for both gas and electricity businesses.

National Grid plc Annual Report and Accounts 2008/09     99

Directors’ Reports
Directors’ Report
for the year ended 31 March 2009

In accordance with the requirements of the Companies Acts and UK Listing Authority’s Listing, Disclosure and Transparency Rules, the following sections describe the matters that are required for inclusion in the Directors’ Report and were approved by the Board. Further details of matters to be included in the Directors’ Report that are incorporated by reference into this report, are set out below.
Directors
The biographies of the persons serving as Directors as at the date of this report are set out on pages 16 and 17. The names of all persons serving as Directors during the financial year are included on page 112, detailed in the table setting out Directors’ beneficial interests. The Directors’ interests in shares and in options to receive shares, and any changes that have occurred since 31 March 2009, are set out in the Directors’ Remuneration Report on pages 102 to 112. Directors’ and Officers’ liability insurance cover is arranged and qualifying third party indemnities are in place for each Director.
Code of Ethics
In accordance with US legal requirements, the Board has adopted a Code of Ethics for senior financial professionals. This code is available on our website at www.nationalgrid.com (where any amendments or waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year.
Principal activities and business review
A full description of the Company’s principal activities, significant contracts, business and principal risks and uncertainties, environmental, employee and social and community issues are contained in the Operating and Financial Review, on pages 18 to 89, and the Corporate Governance section, on pages 90 to 99, which are incorporated by reference into this report.
Dividends
The Directors are recommending a final dividend of 23.00 pence per ordinary share ($1.7437 per American Depositary Share) to be paid on 19 August 2009 to shareholders on the Register at 5 June 2009. An ordinary resolution will be proposed at the Annual General Meeting to allow for a scrip dividend to be available. A scrip dividend allows a dividend to be taken in shares rather than cash with no dealing costs or stamp duty payable. Further details in respect of dividend payments can be found on page 41.
Political donations and expenditure
National Grid made no political donations in the UK or European Union during the year (including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000). National Grid USA and certain subsidiaries made political donations in the US of $180,000 (£116,959) during the year to affiliated New York State political action committees (PACs). National Grid USA’s federal and state PACs gave $156,975 (£101,998) to political committees in 2008/09. National Grid USA’s affiliated federal PACs were funded wholly by voluntary employee contributions. National Grid USA’s affiliated New York State PACs were funded partly by contributions from National Grid USA and partly by employee contributions.
Charitable donations
During 2008/09, approximately £10 million (2007/08: £9.2 million) was invested in support of community initiatives and relationships. The London Benchmarking Group model was used to assess this overall community investment. Direct donations to charitable organisations amounted to £1.4 million (2007/08: £0.6 million). In addition to our charitable donations, financial support was provided for our affordable warmth programme, education programme, university research and our Young Offenders Programme.
Financial instruments
Details on the use of financial instruments and financial risk management are included on pages 81 to 84 and on page 87 in the Operating and Financial Review.
Contractual arrangements
Details concerning our rate plans and price controls, which we consider to be our primary contractual arrangements, can be found in the Operating and Financial Review under current and future developments sections on pages 23, 52, 60 and 68.
Post balance sheet events
On 29 April 2009, the Competition Appeal Tribunal announced its decision not to uphold in full Ofgem’s 2008 decision in relation to Metering contracts. Further information is provided in the Operating and Financial Review on page 85.
Change of control provisions
The significant agreements that are affected upon a change of control of the Company as detailed on page 95 of the Corporate Governance section are included by reference into this report. No compensation would be paid for loss of office of Directors on a change of control of the Company.
Future developments
Details of future developments are contained in the Operating and Financial Review.
Research and development
Expenditure on research and development during the year was £10 million (2007/08: £13 million).
Share capital
At the Company’s 2008 Annual General Meeting (AGM) shareholder authority was given to purchase up to 10% of the Company’s ordinary shares. The Directors intend to seek shareholder approval to renew this authority at this year’s AGM.
The Company’s interim results statement for the six months to 30 September 2006 included the announcement of a share repurchase programme to return around $1.9 billion (£1 billion) to shareholders. The ordinary share repurchase programme commenced on 20 November 2006 and in May 2007 it was extended to return £1.8 billion of the proceeds of the sale of our wireless businesses. As announced with the half year results for 2008/09, we have completed the return of £1.8 billion and the US stranded asset post tax cash flows for 2008/09. During 2008/09, the Company purchased 85,457,497 shares representing 3.3% of the issued ordinary share capital at an aggregate consideration of £593,545,263. In total, as at the date of this report, 307,992,296 ordinary shares (representing approximately 11.9% of our issued ordinary share capital) had been repurchased since November 2006 for an aggregate consideration of £2,270 million. Of the shares repurchased as at 12 May 2009, 149,276,986 were held in treasury and 9,509,217 have been transferred to employees under the employee share plans.

100     National Grid plc Annual Report and Accounts 2008/09

Shares and ADRs purchased on behalf of the Company by the Employee Share Trusts (see notes 25 and 26 to the consolidated financial statements on pages 154 and 155 of the accounts) are used for employee share incentive plans.
The share capital of the Company consists of ordinary shares of 11 17/43 pence nominal value each and American Depositary Shares only. The ordinary and American Depositary Shares allow holders to receive dividends and vote at general meetings of the Company. Shares held in treasury are not entitled to vote or receive dividends. There are no restrictions on the transfer or sale of ordinary shares.
Some of the Company’s employee share plans include restrictions on transfer of shares while the shares are subject to the plan.
Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares but not the registered owner, the voting rights may be exercised by the registered owner at the direction of the participant.
Employees
The Company employs over 27,500 people. Communication is a key theme both at a corporate and business level. The Company wide internet based publication National Grid One provides employees with an overview of performance and updates on relevant acquisitions, alongside material setting out the strategy and operating model for National Grid. This publication is only one example of the multiple communication channels, including the use of various business specific intranets, which the Company has established and continues to develop to ensure the timely cascade of critical information to employees.
Feedback has been provided by employees in confidence via a Company wide employee engagement survey conducted in 2009; 91.8% of employees took part in the process. Action plans will be developed by each of the businesses to address their key priorities for improvement.
National Grid’s core values are respect, ownership, integrity and working together. National Grid’s inclusion and diversity vision is to develop and operate its business in a way that results in a more inclusive and diverse culture. This supports the attraction and retention of the best people, improves effectiveness, delivers superior performance and enhances the success of the Company. Employees are provided with the opportunity to develop to their full potential regardless of race, gender, nationality, age, disability, sexual orientation, gender identity, religion and background. The employee share schemes, available to encourage the involvement of employees in the Company’s performance, are explained further on page 104.
Policy and practice on payment of creditors
It is National Grid’s policy to include in contracts, or other agreements, terms of payment with suppliers. Once agreed, National Grid aims to abide by these payment terms. The average creditor payment period at 31 March 2009 for National Grid’s principal operations in the UK was 13 days (18 days at 31 March 2008).
Audit information
Having made the requisite enquiries, so far as the Directors in office at the date of the signing of this report are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.
Articles of Association
The Articles of Association set out the internal regulation of the Company and cover such matters as the rights of shareholders, the appointment or removal of Directors and the conduct of the Board and general meetings. Copies are available upon request and are displayed on the National Grid website at www.nationalgrid.com. In accordance with the Articles of Association, Directors can be appointed or removed by the Board or shareholders in general meeting. Amendments to the Articles of Association have to be approved by at least 75% of those voting in person or by proxy at a general meeting of the Company. Subject to company law and the Articles of Association, the Directors may exercise all the powers of the Company, and may delegate authorities to Committees and day-to-day management and decision making to individual Executive Directors. Details of the main Board Committees can be found on pages 92 to 95. In order to update for Companies Act 2006 changes, special resolutions will be put to the 2009 Annual General Meeting to adopt the Articles of Association with effect from the AGM, and to adopt new Articles of Association effective from 1 October 2009.
Material interests in shares
As at the date of this report, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

% of voting rights

Legal and General Investment Management Ltd	5.46

Fidelity	3.06

No further notifications have been received.
Annual General Meeting
National Grid’s 2009 AGM will be held on Monday 27 July 2009 at The International Convention Centre in Birmingham. Details are set out in the Notice of AGM.
On behalf of the Board
Helen Mahy
Company Secretary & General Counsel
13 May 2009
National Grid plc, 1-3 Strand, London WC2N 5EH
Registered in England and Wales No. 4031152

National Grid plc Annual Report and Accounts 2008/09     101

Directors’ reports
Directors’ Remuneration Report
Directors’ Remuneration Report

We are pleased to present the Directors’ Remuneration Report for 2008/09. Our policy of relating pay to the performance of the Company continues to be a strong principle underlying the Remuneration Committee’s consideration of executive remuneration. We aim to ensure the Company continues to attract, motivate and retain high calibre individuals to deliver the highest possible performance for our shareholders.
We have made no changes to our arrangements this year and firmly believe the changes we have made over the last few years continue to provide an appropriate and balanced opportunity for executives. Our incentive plans remain aligned with the Company’s strategic objectives and our shareholders’ interests, while continuing to motivate and engage the team leading the Company to achieve stretching targets.
We believe salary levels and the mix between fixed and variable compensation continues to be appropriate, however, we shall continue to review the remuneration package on a regular basis to ensure it remains so.
Overall, Company performance has been strong for the last year and therefore Annual Performance Plan (bonus plan) awards to the Executive Directors and their teams reflect that strong performance.
In recognition of the external economic market conditions, the Executive Directors have decided voluntarily they will forego salary increases in June 2009. It is anticipated their salaries will next be reviewed in 2010.
Edward Astle left National Grid on 30 April 2008, following the sale of parts of the non-regulated portfolio, including National Grid Wireless which was sold for a price that was significantly in excess of market expectations at that time. Details of Edward’s leaving arrangements follow later in this report.
Bob Catell retired as an Executive Director on 31 March 2009 and became a Non-executive Director as well as being Deputy Chairman and Non-executive Chairman of National Grid USA, which will be effective until the conclusion of the Company’s Annual General Meeting on 27 July 2009 when Bob will leave the Company. Bob will not receive any payments on leaving, other than with respect to his contractual pension rights and an Annual Performance Plan award reflecting the performance year 2008/09 (details of this award can be found on page 107).
John Allan
Chairman of the Remuneration Committee
Remuneration Committee
The Remuneration Committee members are John Allan, Ken Harvey, Stephen Pettit and George Rose. Each of these Non-executive Directors is regarded by the Board as independent and served throughout the year.
The Global Human Resources Director and Global Head of Compensation & Benefits provide advice on remuneration policies and practices and are usually invited to attend meetings, along with the Chairman and the Chief Executive.
No Director or other attendee is present during any discussion regarding his or her own remuneration.
The Remuneration Committee is responsible for developing Company policy regarding executive remuneration and for determining the remuneration of the Executive Directors and executives below Board level who report directly to the Chief Executive. It also monitors the remuneration of other senior employees of the Company and provides direction over the Company’s share plans.
The Board has accepted all the recommendations made by the Remuneration Committee during the year.
The Remuneration Committee has authority to obtain the advice of external independent remuneration consultants. It is solely responsible for their appointment, retention and termination; and for approval of the basis of their fees and other terms.
In the year to 31 March 2009, the following advisors provided services to the Remuneration Committee:
■	Deloitte LLP, independent remuneration advisors. It also provides taxation and financial advice to the Company;

■	Alithos Limited, provision of Total Shareholder Return calculations for the Performance Share Plan and Executive Share Option Plan;

■	Linklaters LLP, advice relating to Directors’ service contracts as well as providing other legal advice to the Company; and

■	Mercer Human Resource Consulting Limited, advice relating to pension taxation legislation. It also provides general advice with respect to human resource issues across the Company.
Remuneration policy
The Remuneration Committee determines remuneration policy and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner. The Remuneration Committee sets remuneration policies and practices in line with best practice in the markets in which the Company operates. Remuneration policies continue to be framed around the following key principles:
■	total rewards should be set at levels that are competitive in the relevant market. For UK-based Executive Directors, the primary focus is placed on companies ranked (in terms of market capitalisation) 11-40 in the FTSE 100. This peer group is therefore weighted towards companies smaller than National Grid and positioning the package slightly below median against this group is considered to be appropriate for a large, international but predominately regulated business. For US-based Executive Directors, the primary focus is placed on US utility companies;

■	a significant proportion of the Executive Directors’ total reward should be performance based. Performance based incentives will be earned through the achievement of demanding targets

102     National Grid plc Annual Report and Accounts 2008/09

for short-term business and individual performance as well as long-term shareholder value creation, consistent with our Framework for Responsible Business which can be found at: www.nationalgrid.com/corporate/About+Us/ CorporateGovernance/Other;

■	for higher levels of performance, rewards should be substantial but not excessive; and

■	incentive plans, performance measures and targets should be stretching and aligned as closely as possible with shareholders’ interests.
It is currently intended to continue this policy in subsequent years.
Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:
■	salary;

■	Annual Performance Plan including the Deferred Share Plan;

■	long-term incentive, the Performance Share Plan;

■	all-employee share plans;

■	pension contributions; and

■	non-cash benefits.
Salary
Salaries are reviewed annually and targeted broadly at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Company’s operating activities along with the size, complexity and international scope of the business. For UK-based and US-based Executive Directors, UK and US markets are used respectively. In setting individual salary levels, the Remuneration Committee takes into account business performance, the individual’s performance and experience in the role together with salary practices prevailing for other employees in the Company.
Annual Performance Plan including the Deferred Share Plan (DSP)
The Annual Performance Plan (bonus plan) is based on the achievement of a combination of demanding Company, individual and, where applicable, divisional targets. The principal measures of Company performance are adjusted earnings per share (EPS), see page 43 for further details; consolidated cash flow and return on equity. The main divisional measures are operating profit and line of business returns targets. Financial targets represent 70% of the plan. Individual targets, representing 30% of the plan, are set in relation to key operating and strategic objectives. The Remuneration Committee sets targets at the start of the year and reviews performance against those targets at year end. The Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents; or to increase them in the event of exceptional value creation. The Remuneration Committee also has discretion to consider environmental, social and governance issues when determining payments to Executive Directors.
Performance against Company and divisional financial targets for this year is shown in the following table:

Level of performance achieved in 2008/09
as determined by the Remuneration Committee

Financial measures	Company targets	Divisional targets

Adjusted EPS	Between target and stretch

Consolidated cash flow	Stretch

Return on equity	Between target and stretch

Operating profit		Varied performance (i) (ii) (iii)

Line of business returns targets		Varied performance (iv) (v) (vi)

(i)	Electricity Distribution & Generation between threshold and target.

(ii)	Gas Distribution between target and stretch.

(iii)	Transmission at stretch.

(iv)	Electricity Distribution & Generation below threshold.

(v)	Gas Distribution between target and stretch.

(vi)	Transmission between target and stretch.
In 2008/09, the maximum opportunity under the Annual Performance Plan for Executive Directors was 150% of base salary, with 40% of the plan (60% of salary) being paid for target performance. One half of any award earned is automatically deferred into National Grid shares (ADSs for US-based Executive Directors) through the DSP. The shares are held in trust for three years before release. During this time, they are not owned by the Executive Directors and, therefore, no dividends are paid. The Remuneration Committee may, at the time of release of the shares, use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the deferred shares. For the 2007/08 plan year and onwards, the deferred shares may be forfeited if the Executive Director ceases employment during the three year holding period as a ‘bad leaver’, for example, resignation. We believe the forfeiture provision serves as a strong retention tool.
The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their Annual Performance Plan award in National Grid shares increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns (TSR). This practice also ensures that Executive Directors share a significant level of personal risk with the Company’s shareholders. Awards for UK-based Executive Directors are not pensionable but, in line with current US market practice, US-based Executive Directors’ awards are pensionable.
Long-term incentive – Performance Share Plan (PSP)
Executive Directors and approximately 400 other senior employees who have significant influence over the Company’s ability to meet its strategic objectives, may receive an award which will vest subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant. The value of shares (ADSs for US-based Executive Directors and relevant employees) constituting an award (as a percentage of salary) varies by grade and seniority subject to a maximum, for Executive Directors, of 200% of salary. Typically awards of 200% of salary have been awarded to Executive Directors. The provisions in the PSP rules allow awards up to a maximum value of 250% of salary, in order to provide a degree of flexibility for the future.
Shares vest after three years, conditional upon the satisfaction of the relevant performance criteria. Vested shares must then be held

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Directors’ Remuneration Report continued

for a further period (the retention period) after which they are released to the participant on the fourth anniversary of the date of grant. During the retention period, the Remuneration Committee has discretion to pay an amount, in cash or shares, equivalent to the dividend which would have been paid on the vested shares.
Under the terms of the PSP, the Remuneration Committee may allow shares to vest early to departing participants, including Executive Directors, to the extent the performance condition has been met, in which event the number of shares that vest will be pro rated to reflect the proportion of the performance period that has elapsed at the date of departure.
Awards from 2005 onwards vest based on the Company’s TSR performance when compared to the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award). This approach will continue going forward.
These measures are used because the Remuneration Committee continues to believe they offer a balance between meeting the needs of shareholders (by measuring TSR performance against other large UK companies) and providing a measure of performance (EPS growth) over which the Executive Directors have direct influence. The Remuneration Committee considers the PSP performance conditions to be stretching.
In calculating TSR it is assumed that all dividends are reinvested. No shares will be released under the TSR part of the award if the Company’s TSR over the three year performance period, when ranked against that of the FTSE 100 comparator group, falls below the median. For TSR at the median, 30% of those shares will be released, 100% will be released where National Grid’s TSR performance on an annualised compound basis is 7.5% above that of the median company in the FTSE 100 (upper target).
The EPS measure is calculated by reference to National Grid’s real EPS growth, see page 43 for further details. Where annualised growth in adjusted EPS (on a continuing basis and excluding exceptional items, remeasurements and stranded costs) over the three year performance period exceeds the average annual increase in RPI (the general index of retail prices for all items) over the same period by 3% (threshold performance), 30% of the shares under the EPS part of the award will be released. 100% of the shares will be released where EPS growth exceeds RPI growth by 8% (upper target). For awards made prior to 2007, the upper target for EPS was 6%. The Remuneration Committee considers the adjusted upper target to be more challenging to achieve.
For performance, under each measure, between threshold and the upper target, the number of shares released is pro rated on a straight-line basis.
If the Remuneration Committee considers, in its absolute discretion, the underlying financial performance of the Company does not justify the vesting of awards, even if either or both the TSR measure and the EPS measure are satisfied in whole or in part, it can declare that some or all of the award lapses.
No re-testing of performance is permitted for any of the PSP awards that do not vest after the three year performance period and any such awards lapse.
Vested 2005 PSP award
The upper targets for both the EPS and TSR performance criteria were reached for the 2005 award, which has resulted in
100% vesting. The shares from this award will be transferred to participants in July 2009, following the completion of the retention period. The Remuneration Committee agreed to pay a cash amount equivalent in value to the net dividends (after taxes, commissions and any other charges) that would be paid during the retention period in respect of the shares comprised in the vested award. These payments were made in August 2008 and February 2009, to align broadly with dividend payments to our shareholders.
Recruitment Promise – Special Retention Award (SRA)
As part of a contractual commitment made at the time of Tom King’s recruitment, Tom received a Special Retention Award in November 2007. This one-off award of National Grid ADSs vests in equal tranches, over three years, on the anniversary of the award (November 2008 through to November 2010) subject to his continued employment. There are no performance conditions attached to this award. Details of the vested ADSs representing the first tranche of this award can be found on page 111.
Executive Directors’ remuneration package
Illustrated below is the current remuneration package for Executive Directors (excluding pensions, all-employee share plans and non-cash benefits) for both ‘maximum stretch’ performance and assuming ‘on target’ performance based on 40% (60% of salary) for the Annual Performance Plan; and TSR and EPS performance such that 30% (60% of salary) of PSP awards are released to participants at the end of the performance period and subsequent retention period. All Executive Directors have the same proportion of fixed and variable remuneration in this respect.

Executive Directors’ remuneration package
2008/09 UK & US

Note: Excludes Tom King’s Special Retention Award.
All-employee share plans
■	Sharesave: Employees resident in the UK, including UK-based Executive Directors, are eligible to participate in HM Revenue & Customs approved all-employee Sharesave schemes. Under these schemes, participants may contribute between £5 and £250 in total each month, for a fixed period of three years, five years or both. Contributions are taken from net salary. At the end of the savings period, these contributions can be used to purchase ordinary shares in National Grid at a discount capped at 20% of the market price set at the launch of each scheme.

■	Share Incentive Plan (SIP): Employees resident in the UK, including UK-based Executive Directors, are eligible to participate in the SIP. Contributions up to £125 are deducted from participants’ gross salary and used to purchase ordinary shares in National Grid each month. The shares are placed in trust and if they are left in trust for at least five years, they can be removed free of UK income tax and National Insurance Contributions.

■	US Incentive Thrift Plans: Employees of National Grid’s US companies (including US-based Executive Directors) are eligible to participate in the Thrift Plans, which are tax-advantaged

104     National Grid plc Annual Report and Accounts 2008/09

savings plans (commonly referred to as 401(k) plans). These are defined contribution pension plans that give participants the opportunity to invest up to applicable Federal salary limits ie a maximum of 50% of salary (pre-tax) limited to US$15,500 for those under the age of 50 and US$20,500 for those over 50 for calendar year 2008 and US$16,500 and US$22,000 respectively for 2009; and/or up to 15% of salary (post-tax) up to applicable limits (US$230,000 for calendar year 2008 and US$245,000 for 2009). The Company matches 100% of the first 2% and 75% of the next 4% of salary contributed, resulting in a maximum matching contribution of 5% of salary up to the Federal salary cap. For employees in legacy KeySpan plans, the Company matches 50% of employees’ contributions up to a maximum Company contribution of 3%. Employees may invest their own and Company contributions in National Grid shares or various mutual fund options. Legacy KeySpan employees who invest in National Grid shares do so with a 10% discount.

■	Employee Stock Purchase Plan (ESPP): Employees of National Grid’s US companies (including US-based Executive Directors) are eligible to participate in the ESPP (commonly referred to as a 423b plan). Eligible employees have the opportunity to purchase ADSs on a monthly basis at a 10% discounted price. Under the plan employees may contribute up to 20% of base pay each year up to a maximum annual contribution of US$20,000 to purchase ADSs in National Grid. Any ADSs purchased through the ESPP may be sold at any time, however, there are tax advantages for ADSs held for at least two years from the offer date.
Pensions
Current UK-based Executive Directors are provided with final salary pension benefits. The pension provisions for the UK-based Executive Directors are designed to provide a pension of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Within the pension schemes, the pensionable salary is normally the base salary in the twelve months prior to leaving the Company. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.
UK-based Executive Directors have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet. These Executive Directors are able to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension if they so wish. These choices are in line with those offered to current senior employees in the Company, except the cash allowance varies depending upon organisational grade.
US-based Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided by National Grid’s US companies. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the executive supplemental retirement plan is indirectly funded through a ‘rabbi trust’. Benefits are calculated using a formula based on years of service and highest average compensation over five or three consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, Annual Performance Plan awards and incentive share awards (DSP) but not share options or PSP awards. The normal retirement age under the qualified pension plan is 65. The executive supplemental retirement plan provides unreduced pension benefits from age 55. On the death of the Executive
Director, the plans also provide for a spouse’s pension of at least 50% of that accrued by the Executive Director. Benefits under these arrangements do not increase once in payment.
Non-cash benefits
The Company provides competitive benefits to Executive
Directors, such as a fully expensed car or a cash alternative in lieu of car, use of a driver when required, private medical insurance and life assurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Executive Director. We have recently ceased the provision of fuel cards for senior employees to align with our climate change initiative. Buyout payments were made to any senior employees, including Executive Directors, who had previously chosen to retain a fuel card, details of these payments can be found in Table 1A on page 107.
Flexible benefits plan
Additional benefits may be purchased under the flexible benefits plan (the Plan), in which UK-based Executive Directors, along with most other UK employees, have been given the opportunity to participate. The Plan operates by way of salary sacrifice, that is, the participants’ salaries are reduced by the monetary value used to purchase benefits under the Plan. Many of the benefits are linked to purchasing additional healthcare and insurance products for employees and their families. A number of the Executive Directors participate in this Plan and details of the impact on their salaries are shown in Table 1A on page 107.
Similar plans are offered to US-based employees. However, they are not salary sacrifice plans and therefore do not affect salary values. Both Tom King and Bob Catell (when an Executive Director) were participants in such plans during the year.
Share ownership guidelines
Executive Directors are required to build up and retain a shareholding representing at least 100% of annual salary. This will be achieved by retaining at least 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans and will include any shares held beneficially.
Share dilution through the operation of share-based incentive plans
Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any ten year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any ten year period. The Remuneration Committee reviews dilution against these limits regularly and under these limits, the Company currently has headroom of 3.77% and 5.62% respectively.
Executive Directors’ service contracts
Service contracts for all Executive Directors provide for one year’s notice by either party.
Entitlement to payment of 12 months’ remuneration on early termination for Executive Directors is not automatic and is determined by the Remuneration Committee exercising its sole discretion, taking into account the circumstances of the termination. In determining any other such payments, the Remuneration Committee gives due regard to the comments and recommendations in the UK Listing Authority’s Listing Rules, the Combined Code on Corporate Governance, as revised in 2006; and other requirements of legislation, regulation and good governance.

National Grid plc Annual Report and Accounts 2008/09     105

Directors’ Remuneration Report continued

The Remuneration Committee operates a policy of mitigation of losses in the event of an Executive Director’s employment being terminated by the Company. If this occurs, the departing Executive Director would normally be expected to mitigate any losses incurred as a result of the termination.

	Date of contract	Notice period

Executive Directors

Steve Holliday	1 April 2006	12 months

Steve Lucas	13 June 2002	12 months

Nick Winser	28 April 2003	12 months

Mark Fairbairn	23 January 2007	12 months

Tom King	11 July 2007	12 months

Edward Astle (i)	27 July 2007	12 months

Bob Catell (ii)	26 October 2007	12 months

(i)	Edward Astle left the Board on 30 April 2008.

(ii)
Bob Catell ceased being an Executive Director on 31 March 2009. His employment agreement was terminated and replaced with a Non-executive Director contract for services and he will retire from the Board at the conclusion of the Company’s AGM on 27 July 2009.

External appointments and retention of fees
With the approval of the Board in each case, Executive Directors may normally accept an external appointment as a non-executive director of another company and retain any fees received for this appointment. The table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2009.

	Company	Retained fees (£)

Executive Directors

Steve Holliday	Marks and Spencer Group plc	67,000

Steve Lucas	Compass Group PLC	82,500

Nick Winser (i)	Kier Group plc	3,400

Bob Catell (ii)	Keyera Energy Management Ltd (a),
	Sovereign Bancorp Inc Advisory	56,374
	Board (b) and JP Morgan Chase Inc
	Metropolitan Advisory Board (c)

(i)	Reflects retained fees for the period 1 March 2009 to 31 March 2009 only.

(ii)	The retained fees comprise the following: (a) £10,890, (b) £42,235 and (c) £3,249. The exchange rate used for (a) is Canadian$1.9058:£1 and US$1.539:£1 for (b) and (c).
Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors subject to the limits applied by National Grid’s articles of association. Non-executive Directors’ remuneration comprises an annual fee (£45,000) and a fee for each Board meeting attended (£1,500) with a higher fee for meetings held outside the Non-executive Director’s country of residence (£4,000). An additional fee of £12,500 is payable for chairmanship of a board committee and for holding the position of Senior Independent Director. The Audit Committee chairman receives a chairmanship fee of £15,000 to recognise the additional responsibilities commensurate with this role. The Chairman is covered by the Company’s personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in either any annual bonus plan or long-term incentive plan, nor do they receive any pension benefits from the Company.
Non-executive Directors’ letters of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice by either party to give the Company reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, their initial appointment and any subsequent reappointment is subject to election by shareholders. The letters of appointment do not contain provision for termination payments.

	Date of letter		Date of
	of appointment	(i)	next election

Non-executive Directors

Sir John Parker	11 May 2009		2009 AGM

Ken Harvey	4 November 2004		2009 AGM

Linda Adamany	20 October 2006		2010 AGM

Philip Aiken (ii)	14 May 2008		2011 AGM

John Allan	27 April 2005		2011 AGM

Stephen Pettit	22 November 2004		2009 AGM

Maria Richter	25 June 2007		2010 AGM

George Rose	5 June 2003		2009 AGM

(i)	Date of original appointment or most recent Non-executive role.

(ii)	Philip Aiken joined the Board on 15 May 2008.
Performance graph
The graph below represents the comparative TSR performance of the Company from 31 March 2004 to 31 March 2009.
This graph represents the Company’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.
In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30 day period up to and including that date.

National Grid plc
TSR v FTSE 100

106     National Grid plc Annual Report and Accounts 2008/09

Remuneration outcomes during the year ended 31 March 2009
Sections 1, 2, 3, 4 and 6 comprise the ‘auditable’ part of the Directors’ Remuneration Report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.
1. Directors’ emoluments
The following tables set out the pre-tax emoluments for the years ended 31 March 2009 and 2008, including bonuses but excluding pensions, for individual Directors who held office in National Grid during the year ended 31 March 2009.

							Year ended
							31 March
Table 1A	Year ended 31 March 2009						2008
		Annual
		Performance	Benefits	Benefits
		Plan	in kind(ii)	in kind(ii)	Other
	Salary(i)	(bonus)	(cash)	(non-cash)	emoluments	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Executive Directors

Steve Holliday	917	1,265	12	12	–	2,206	2,062

Steve Lucas (iii)	516	709	6	28	–	1,259	1,183

Nick Winser	459	620	–	17	–	1,096	963

Mark Fairbairn (iii)	458	598	8	25	–	1,089	1,010

Tom King (iv)	677	704	5	10	–	1,396	1,149

Edward Astle (v)	37	–	1	–	440	478	1,070

Bob Catell (iv) (vi)	825	1,090	6	28	–	1,949	818

Total	3,889	4,986	38	120	440	9,473	8,255

(i)	The Executive Directors decided voluntarily to forego salary increases in 2009. It is anticipated their salaries will next be reviewed in 2010.

(ii)	Benefits in kind comprise benefits such as private medical insurance, life assurance, either a fully expensed car or cash in lieu of a car, use of a driver when required; and for this year a fuel card buyout.

(iii)	These Executive Directors participate in the UK flexible benefits plan which operates by way of salary sacrifice, therefore, their salaries are reduced by the benefits they have purchased. The value of these benefits is included in the Benefits in kind (non-cash) figure. The values are: Steve Lucas £5,522 and Mark Fairbairn £786.

(iv)	For US-based Executive Directors, the exchange rate averaged over the year 1 April 2008 to 31 March 2009 to convert US dollars to UK pounds sterling is US$1.539:£1.

(v)	Edward Astle left National Grid on 30 April 2008. He received a contractual entitlement of one year’s additional salary, part of which was payable in 6 monthly instalments and was subject to mitigation had he taken employment during the period.

(vi)	Bob Catell ceased being an Executive Director on 31 March 2009. His employment agreement was terminated and replaced with a Non-executive Director contract for services and he will retire from the Board at the conclusion of the Company’s AGM on 27 July 2009. He did not, nor will he, receive any termination payments.

				Year ended
				31 March
Table 1B	Year ended 31 March 2009			2008
		Other
	Fees	emoluments	Total	Total
	£000s	£000s	£000s	£000s

Non-executive Directors

Sir John Parker (i)	542	62	604	559

Ken Harvey	83	–	83	79

Linda Adamany	75	–	75	77

Philip Aiken (ii)	59	–	59	n/a

John Allan	76	–	76	71

Stephen Pettit	84	–	84	79

Maria Richter	92	–	92	92

George Rose	84	–	84	82

Total	1,095	62	1,157	1,039

(i)	Sir John Parker’s other emoluments comprise a fully expensed car, private medical insurance and life assurance.

(ii)	Philip Aiken joined the Board on 15 May 2008.

National Grid plc Annual Report and Accounts 2008/09     107

Directors’ Remuneration Report continued

2. Directors’ pensions
The table below gives details of the Executive Directors’ pension benefits in accordance with both Schedule 7A of the Companies Act 1985 and the UK Listing Authority’s Listing Rules.

								Transfer value
								of increase in
							Additional	accrued benefit
		Additional					benefit earned in	in the year ended
	Personal	benefit earned				Increase in	the year ended	31 March 2009
	contributions	during year	Accrued			transfer	31 March 2009	(excluding
	made to the	ended	entitlement as at	Transfer value of accrued		value less	(excluding	inflation
	scheme	31 March 2009	31 March 2009	benefits as at 31 March (i)		Director’s	inflation)	& Director’s
	during the year	pension	pension	2009	2008	contributions (ii)	pension	contributions)
Table 2	£000s	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Steve Holliday (iii)	18	49	280	4,740	4,730	(8)	37	591

Steve Lucas	31	25	250	4,877	3,680	1,165	17	293

Nick Winser (iv)	28	16	186	2,802	3,237	(463)	7	76

Mark Fairbairn (v)	28	26	186	3,084	3,340	(284)	18	249

Tom King (vi)	–	49	126	442	207	235	49	174

Edward Astle (vii)	19	16	112	2,939	1,997	924	15	385

Bob Catell (vi) (viii)	–	256	1,754	20,431	12,774	7,657	256	2,812

(i)	The transfer values shown at 31 March 2008 and 2009 respectively represent the value of each Executive Director’s accrued benefits based on total service compared to the relevant date. The transfer values for the UK Executive Directors at 31 March 2008 have been calculated in accordance with guidance note ‘GN11’; transfer values for the UK Executive Directors at 31 March 2009 have been calculated in line with new transfer value bases agreed with the UK Pension Scheme Trustees. The transfer values for the US Executive Directors have been calculated using discount rates based on high quality US corporate bonds and associated yields at the relevant dates.

(ii)	Figures for the increase in transfer value less Director’s contributions include the impact of changes during the year to the UK transfer value bases for UK Directors and exchange rate movements for US Directors. The figures excluding these impacts were Steve Holliday £625,000, Steve Lucas £464,000, Nick Winser £62,000, Mark Fairbairn £233,000, Tom King £114,000, Edward Astle £1,166,000 and Bob Catell £2,052,000.

(iii)	In addition to the pension above, there is an accrued lump sum entitlement of £107,000 as at 31 March 2009. The increase to the accumulated lump sum including inflation was £7,000 and excluding inflation was £3,000 in the year to 31 March 2009. The transfer value information above includes the value of the lump sum.

(iv)	In addition to the pension above, there is an accrued lump sum entitlement of £258,000 as at 31 March 2009. The increase to the accumulated lump sum including inflation was £8,000 and excluding inflation was nil in the year to 31 March 2009. The transfer value information above includes the value of the lump sum.

(v)	In addition to the pension above, there is an accrued lump sum entitlement of £278,000 as at 31 March 2009. The increase to the accumulated lump sum including inflation was £23,000 and excluding inflation was £11,000 in the year to 31 March 2009. The transfer value information above includes the value of the lump sum.

(vi)	The exchange rate as at 31 March 2009 was US$1.4368:£1 and as at 31 March 2008 was US$1.98:£1.

(vii)	It was agreed that £344,754, representing the value of 49,032 shares which Edward Astle would otherwise have received in respect of his PSP awards (see Table 4 on page 111), instead be transferred into his pension fund. This is equivalent to one additional year of pension credit and is included above. Edward received an immediate unreduced pension on cessation of employment under the standard redundancy terms of the Trust Deed and Rules of the Pension Scheme.

(viii)	Bob Catell retired as an Executive Director on 31 March 2009 and was eligible to draw immediate pension benefits. In addition to the pension quoted above, through participation in the Thrift Plan in the US, the Company made contributions worth £4,948 to a defined contribution arrangement.

108     National Grid plc Annual Report and Accounts 2008/09

3. Directors’ interests in share options
The table below gives details of the Executive Directors’ holdings of share options awarded under the Executive Share Option Plan (ESOP), the Share Matching Plan (Share Match) and Sharesave schemes.

						Options held
			Options		Options	at 31 March
			exercised or	Market price	granted	2009 or,		Exercise price
	Options held at		lapsed during	at exercise	during	if earlier, on		per share	Normal exercise
Table 3	1 April 2008		the year	(pence)	the year	retirement †		(pence)	period

Steve Holliday

ESOP	67,497		–	–	–	67,497		481.5	June 2005 to June 2012

Share Match	10,350		–	–	–	10,350		100 in total	June 2005 to June 2012

	14,083		–	–	–	14,083		100 in total	June 2006 to June 2013

	18,713		–	–	–	18,713		nil	May 2007 to May 2014

	9,983	(i)	9,983	663	–	–		nil	June 2008 to June 2015

Sharesave	4,692		4,692	660.5	–	–		350	Mar 2008 to Aug 2008

	2,564		2,564	–	–	–		655	Apr 2013 to Sep 2013

	–		–	–	3,432	3,432		488	Apr 2014 to Sep 2014

Total	127,882		17,239		3,432	114,075

Steve Lucas

ESOP	54,404		–	–	–	54,404		434.25	Dec 2005 to Dec 2012

Share Match	14,778	(ii)	14,778	663	–	–		nil	June 2008 to June 2015

Sharesave	1,693		–	–	–	1,693		558	Apr 2010 to Sep 2010

Total	70,875		14,778		–	56,097

Nick Winser

ESOP	19,755		–	–	–	19,755		531.5	June 2003 to June 2010

Share Match	11,581	(iii)	11,581	663	–	–		nil	June 2008 to June 2015

Total	31,336		11,581		–	19,755

Mark Fairbairn

ESOP	2,180		–	–	–	2,180		435.75	July 2002 to July 2009

	33,489		–	–	–	33,489		531.5	June 2003 to June 2010

	31,152		–	–	–	31,152		481.5	June 2005 to June 2012

Share Match	2,134	(iv)	2,134	663	–	–		nil	June 2008 to June 2015

Sharesave	862		–	–	–	862		383	Apr 2010 to Sep 2010

	1,760		–	–	–	1,760		558	Apr 2012 to Sep 2012

	512		–	–	–	512		655	Apr 2013 to Sep 2013

Total	72,089		2,134		–	69,955

Edward Astle

ESOP (v)	67,497		–	–	–	67,497	†	481.5	May 2008 to Apr 2009

Share Match (v)	6,553		–	–	–	6,553	†	100 in total	May 2008 to Oct 2008

	13,812		–	–	–	13,812	†	100 in total	May 2008 to Oct 2008

	15,716		–	–	–	15,716	†	nil	May 2008 to Oct 2008

	14,637		–	–	–	14,637	†	nil	May 2008 to Oct 2008

Total	118,215		–		–	118,215	†

(i)	Steve Holliday exercised a Share Match award over 9,983 shares. The market price at the date of exercise was 663p. He received £9,739 in respect of a cash payment in lieu of dividends. He also exercised, on its five year maturity, a Sharesave option over 4,692 shares with an option price of 350p. In addition, he cancelled an existing Sharesave contract over 2,564 shares with an option price of 655p in order to commence a Sharesave contract over 3,432 shares with an option price of 488p.

(ii)	Steve Lucas exercised a Share Match award over 14,778 shares. The market price at the date of exercise was 663p. He also received £17,761 in respect of a cash payment in lieu of dividends.

(iii)	Nick Winser exercised a Share Match award over 11,581 shares. The market price at the date of exercise was 663p. He also received £14,078 in respect of a cash payment in lieu of dividends.

(iv)	Mark Fairbairn exercised a Share Match award over 2,134 shares. The market price at the date of exercise was 663p. He also received £3,050 in respect of a cash payment in lieu of dividends.

(v)	On leaving, Edward Astle was permitted 12 months from his termination date in which to exercise his ESOP awards and 6 months for his Share Match awards.
This aligns with normal practice for such leavers under the plan rules.

National Grid plc Annual Report and Accounts 2008/09     109

Directors’ Remuneration Report continued

3. Directors’ interests in share options continued
Executive Share Option Plan (ESOP)
No further awards will be made under this plan but there are outstanding options granted in previous years. Such options will normally be exercisable between the third and tenth anniversary of the date of grant, subject to a performance condition. The performance condition attached to the outstanding ESOP options is set out below. If the performance condition is not satisfied after the first three years, it will be re-tested as indicated.
Options worth up to 100% of an optionholder’s base salary will become exercisable in full if TSR, measured over the period of three years beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies.
Grants in excess of 100% of salary vest on a sliding scale, becoming fully exercisable if the Company’s TSR is in the top quartile.
Grants made in 2000
The performance condition attached to options granted in June 2000 is tested annually throughout the lifetime of the option. These options remain unvested. The final re-test will be in March 2010 and if the performance criterion is not reached at that time the options will lapse in full.
The comparator group for the 2000 award is unaudited and this information follows below. The Remuneration Committee at that time believed the group to be an appropriate mix of energy distribution sector companies, including UK and international utilities.

Allegheny Energy, Inc.	Energy East Corporation	NSTAR	Scottish Power plc
BG Group plc	FPL Group, Inc.	Powergen plc	The Southern Company, Inc.
British Energy plc	GPU, Inc.	Progress Energy, Inc.	TXU, Corp
Central & South West Corporation	Innogy Holdings plc	Public Service Enterprise	United Utilities plc
Consolidated Edison, Inc.	International Power plc	Group, Inc.	Xcel Energy, Inc.
Duke Energy Corporation	Niagara Mohawk Holdings, Inc.	Scottish & Southern Energy plc
4. Directors’ interests in the PSP, DSP and SRA
The table on page 111 gives details of the Executive Directors’ holdings of conditional shares awarded under the PSP whereby Executive Directors receive a conditional award of shares, up to a current maximum of 200% of salary, which is subject to performance criteria over a three year performance period. Awards vest based on the Company’s TSR performance when compared to the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award), see pages 103 and 104 for further information. Shares are then released on the fourth anniversary of the date of grant, following a retention period. The table includes conditional share awards under the DSP, where Executive Directors receive an award of shares representing one half of any Annual Performance Plan award earned in the year. The deferred shares are held in trust for three years before release. As part of a contractual commitment made at the time of Tom King’s recruitment, Tom received a SRA. The one-off award of National Grid ADSs vests in equal tranches, over three years, on the anniversary of the award (November 2008 through to November 2010) subject to continued employment. There are no performance conditions attached to the award.

110     National Grid plc Annual Report and Accounts 2008/09

4. Directors’ interests in the PSP, DSP and SRA continued

		PSP, DSP										Conditional
		and SRA										awards at
		conditional		Awards	Awards				Market price			31 March 2009
	Type of	awards at		lapsed	vested		Awards granted		at award		or, if earlier, on
Table 4	award	1 April 2008		during year	in year		during year		(pence except#)		Date of award	retirement†		Release date

Steve Holliday	PSP	100,801	(i)	–	100,801		–		527.03		June 2005	100,801		June 2009

	PSP	126,788		–	–		–		591.5382		June 2006	126,788		June 2010

	PSP	139,217		–	–		–		740.75		June 2007	139,217		June 2011

	PSP	77,247		–	–		–		800.9919		Nov 2007	77,247		Nov 2011

	PSP	–		–	–		276,947		667.9967		June 2008	276,947		June 2012

	DSP	36,389		–	–		–		583.96		June 2006	36,389		June 2009

	DSP	42,435		–	–		–		726.87		June 2007	42,435		June 2010

	DSP	–		–	–		85,307		697.48		June 2008	85,307		June 2011

Total		522,877		–	100,801		362,254					885,131

Steve Lucas	PSP	99,615	(i)	–	99,615		–		527.03		June 2005	99,615		June 2009

	PSP	101,430		–	–		–		591.5382		June 2006	101,430		June 2010

	PSP	84,930		–	–		–		740.75		June 2007	84,930		June 2011

	PSP	47,125		–	–		–		800.9919		Nov 2007	47,125		Nov 2011

	PSP	–		–	–		157,186		667.9967		June 2008	157,186		June 2012

	DSP	34,882		–	–		–		583.96		June 2006	34,882		June 2009

	DSP	29,276		–	–		–		726.87		June 2007	29,276		June 2010

	DSP	–		–	–		47,263		697.48		June 2008	47,263		June 2011

Total		397,258		–	99,615		204,449					601,707

Nick Winser	PSP	91,314	(i)	–	91,314		–		527.03		June 2005	91,314		June 2009

	PSP	88,751		–	–		–		591.5382		June 2006	88,751		June 2010

	PSP	75,008		–	–		–		740.75		June 2007	75,008		June 2011

	PSP	41,620		–	–		–		800.9919		Nov 2007	41,620		Nov 2011

	PSP	–		–	–		138,413		667.9967		June 2008	138,413		June 2012

	DSP	31,316		–	–		–		583.96		June 2006	31,316		June 2009

	DSP	25,596		–	–		–		726.87		June 2007	25,596		June 2010

	DSP	–		–	–		36,008		697.48		June 2008	36,008		June 2011

Total		353,605		–	91,314		174,421					528,026

Mark Fairbairn	PSP	40,225	(i)	–	40,225		–		527.03		June 2005	40,225		June 2009

	PSP	40,572		–	–		–		591.5382		June 2006	40,572		June 2010

	PSP	67,499		–	–		–		740.75		June 2007	67,499		June 2011

	PSP	37,453		–	–		–		800.9919		Nov 2007	37,453		Nov 2011

	PSP	–		–	–		138,324		667.9967		June 2008	138,324		June 2012

	DSP	10,800		–	–		–		583.96		June 2006	10,800		June 2009

	DSP	13,867		–	–		–		726.87		June 2007	13,867		June 2010

	DSP	–		–	–		40,646		697.48		June 2008	40,646		June 2011

Total		210,416		–	40,225		178,970					389,386

Tom King	PSP	ADSs 24,006		–	–		–		$83.3121	#	Nov 2007	ADSs 24,006		Nov 2011

	PSP	–		–	–		ADSs 32,099	(ii)	$65.4211	#	June 2008	ADSs 32,099		June 2012

	SRA	ADSs 35,487		–	ADSs 11,829	(iii)	–		$84.5360	#	Nov 2007	ADSs 23,658		Nov 2008
														to Nov 2010

	DSP	–		–	–		ADSs 4,843	(ii)	$68.1174	#	June 2008	ADSs 4,843		June 2011

Total ADSs		ADSs 59,493		–	ADSs 11,829		ADSs 36,942					ADSs 84,606

Edward Astle	PSP	94,872	(iv)	–	–		–		527.03		June 2005	94,872	†	April 2008

	PSP	88,751	(iv)	–	–		–		591.5382		June 2006	88,751	†	April 2008

	PSP	74,249	(iv)	–	–		–		740.75		June 2007	74,249	†	April 2008

	PSP	41,198	(iv)	–	–		–		800.9919		Nov 2007	41,198	†	April 2008

	DSP	28,769		–	–		–		583.96		June 2006	28,769	†	April 2008

	DSP	27,927		–	–		–		726.87		June 2007	27,927	†	April 2008

Total		355,766		–	–		–					355,766	†

Bob Catell	PSP	ADSs 17,084	(v)	–	–		–		$83.3121	#	Nov 2007	ADSs 17,084		Nov 2011

	PSP	–	(v)	–	–		ADSs 39,146	(ii)	$65.4211	#	June 2008	ADSs 39,146		June 2012

	DSP	–	(v)	–	–		ADSs 7,225	(ii)	$68.1174	#	June 2008	ADSs 7,225		June 2011

Total		ADSs 17,084		–	–		ADSs 46,371					ADSs 63,455

National Grid plc Annual Report and Accounts 2008/09     111

Directors’ Remuneration Report continued

(i)	The 2005 PSP award vested in full in June 2008 but the shares under this award are subject to a retention period in order that shares may only be transferred to participants on or after the fourth anniversary of the date of grant. The Remuneration Committee determined cash equivalent dividend payments would be made to participants whilst the shares were in the retention period, therefore, Steve Holliday received £23,856 in August 2008 and £14,157 in February 2009; Steve Lucas £23,576 and £13,990; Nick Winser £21,611 and £12,825 and Mark Fairbairn £9,520 and £5,649 respectively.

(ii)	Awards were made over ADSs and each ADS represents five ordinary shares.

(iii)	Tom King received a Special Retention Award as part of a contractual commitment made at the time of his recruitment. The award vests in three equal parts over three years, the first vesting for which was November 2008 for 11,829 ADSs. The ADS price on vesting for the first tranche was US$47.4920.

(iv)	Shortly after leaving, Edward Astle received 207,905 PSP shares that vested as a result of the performance criteria having been met and taking into account his contribution and in particular the sale of National Grid Wireless being significantly in excess of market expectations. As outlined in Table 2 on page 108, it was also agreed that instead of Edward receiving a further 49,032 PSP shares an equivalent monetary value (using a share price of 705p) would be transferred into his pension fund. All remaining PSP shares shown in the table on page 111 lapsed.

(v)	As Bob Catell ceased being an Executive Director on 31 March 2009, his PSP award will be transferred to him from this date subject to performance criteria and following time pro ration. His DSP award will also be transferred to him. This treatment aligns with normal practice for such leavers under the plan rules.
5. Directors’ beneficial interests
The Directors’ beneficial interests (which include those of their families) in National Grid ordinary shares of 11 17/43 pence each are shown below.

					Options/awards over		Options/awards over
	Ordinary shares at		Ordinary shares at		ordinary shares at		ordinary shares at
	31 March 2009		1 April 2008		31 March 2009		1 April 2008
	or, if earlier, on		or, if later, on		or, if earlier, on		or, if later, on
Table 5	retirement	†(i)	appointment	*	retirement	†	appointment	*

Sir John Parker	81,337		77,115		–		–

Steve Holliday (ii) (iii)	39,285		28,488		999,206		650,759

Steve Lucas (ii) (iv)	88,192		79,438		657,804		468,133

Nick Winser (ii)	83,518		69,937		547,781		384,941

Mark Fairbairn (ii) (iii)	48,305		28,584		459,341		282,505

Tom King	59,145		–		423,030		297,465

Edward Astle	28,428	†	28,428		473,981	†	473,981

Bob Catell	40,000		15,000		317,275		85,420

Ken Harvey	3,740		3,740		–		–

Linda Adamany	2,000		2,000		–		–

Philip Aiken	2,000		–	*	–		–	*

John Allan	2,000		2,000		–		–

Stephen Pettit	2,632		2,632		–		–

Maria Richter	5,255		3,255		–		–

George Rose	4,852		4,852		–		–

(i)	There has been no other change in the beneficial interests of the Directors in ordinary shares between 1 April 2009 and 13 May 2009, except in respect of routine monthly purchases under the SIP (see note (iii) below).

(ii)	Each of the Executive Directors, with the exception of Bob Catell and Tom King, was for Companies Act purposes deemed to be a potential beneficiary under the National Grid plc 1996 Employee Benefit Trust and the National Grid Employee Share Trust; Steve Holliday, Steve Lucas, Nick Winser and Mark Fairbairn thereby have an interest in 264,878 and 160,696 ordinary shares in the aforementioned trusts respectively, as at 31 March 2009 (with the latter holding 6,294 ADSs in addition).

(iii)	Beneficial interest includes shares purchased under the monthly operation of the SIP in the year to 31 March 2009. In April and May 2009 a further 45 shares were purchased on behalf of Steve Holliday and a further 91 shares were purchased on behalf of Mark Fairbairn thereby increasing their beneficial interests.

(iv)	Steve Lucas was for Companies Act purposes deemed to be a potential beneficiary in 4,057 ordinary shares held by Lattice Group Trustees Limited as trustee of the Lattice Group Employee Share Ownership Trust as at 31 March 2009.
6. National Grid share price range
The closing price of a National Grid ordinary share on 31 March 2009 was 535.5p. The range during the year was 749.5p (high) and 515p (low). The Register of Directors’ Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2009.
On behalf of the Board
Helen Mahy
Company Secretary & General Counsel
13 May 2009

112     National Grid plc Annual Report and Accounts 2008/09

Financial Statements
Contents of financial statements

Directors’ statement and independent Auditors’ report

114	Statement of Directors’ responsibilities
115	Independent Auditors’ report to the Members of National Grid plc

Consolidated financial statements under IFRS

Basis of preparation
116	Accounting policies
124	Adoption of new accounting standards

Primary statements
126	Consolidated income statement
127	Consolidated balance sheet
128	Consolidated statement of recognised income and expense
129	Consolidated cash flow statement

Notes to the consolidated financial statements – analysis of items in the primary statements
130	Note 1 –	Segmental analysis
132	Note 2 –	Other operating income
132	Note 3 –	Operating costs
135	Note 4 –	Exceptional items, remeasurements and stranded cost recoveries
136	Note 5 –	Pensions and other post-retirement benefits
138	Note 6 –	Finance income and costs
139	Note 7 –	Taxation
141	Note 8 –	Discontinued operations
141	Note 9 –	Dividends
142	Note 10 –	Earnings per share
143	Note 11 –	Goodwill
144	Note 12 –	Other intangible assets
145	Note 13 –	Property, plant and equipment
146	Note 14 –	Other non-current assets
146	Note 15 –	Financial and other investments
147	Note 16 –	Deferred tax assets and liabilities
148	Note 17 –	Derivative financial instruments
149	Note 18 –	Inventories and current intangible assets
149	Note 19 –	Trade and other receivables
150	Note 20 –	Cash and cash equivalents
150	Note 21 –	Borrowings
151	Note 22 –	Trade and other payables
151	Note 23 –	Other non-current liabilities
152	Note 24 –	Provisions
153	Note 25 –	Share capital
155	Note 26 –	Reconciliation of movements in total equity
156	Note 27 –	Consolidated cash flow statement

Notes to the consolidated financial statements – supplementary information
158	Note 28 –	Acquisitions
159	Note 29 –	Commitments and contingencies
161	Note 30 –	Related party transactions
162	Note 31 –	Actuarial information on pensions and other post-retirement benefits
165	Note 32 –	Supplementary information on derivative financial instruments
166	Note 33 –	Financial risk
171	Note 34 –	Commodity risk
173	Note 35 –	Bonds and facilities
175	Note 36 –	Share options and reward plans
179	Note 37 –	Subsidiary undertakings, joint ventures and associates
180	Note 38 –	National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures

Company financial statements under UK GAAP

Basis of preparation
187	Company accounting policies

Primary statement
189	Company balance sheet

Notes to the Company financial statements
190	Note 1 –	Adoption of new accounting standards
190	Note 2 –	Fixed asset investments
191	Note 3 –	Debtors
191	Note 4 –	Creditors (amounts falling due within one year)
191	Note 5 –	Derivative financial instruments
192	Note 6 –	Current asset investments
192	Note 7 –	Borrowings
192	Note 8 –	Called up share capital
193	Note 9 –	Reserves
193	Note 10 –	Reconciliation of movements in shareholders’ funds
193	Note 11 –	Commitments and contingencies
193	Note 12 –	Directors and employees

National Grid plc Annual Report and Accounts 2008/09     113

Statement of Directors’ responsibilities
Statement of Directors’ responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements and the Directors’ Remuneration Report, in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the Company financial statements and the Directors’ Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice, UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). The consolidated financial statements and Company financial statements are required by law to give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the consolidated profit of the Company for that period.
In preparing these financial statements, the Directors are required to:
▪	select suitable accounting policies and then apply them consistently;

▪	make judgements and estimates that are reasonable and prudent;

▪	state that the consolidated financial statements comply with IFRS as adopted by the European Union and with regard to the Company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

▪	prepare the consolidated financial statements and Company financial statements on a going concern basis unless it is inappropriate to presume that the Company, on a consolidated and individual basis, will continue in business, in which case there should be supporting assumptions or qualifications as necessary.
The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company on a consolidated and individual basis and to enable them to ensure that the consolidated financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the Company financial statements and the Directors’ Remuneration Report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
Each of the Directors, whose names and functions are listed in the Business Overview section of the Annual Report and Accounts on pages 16 and 17, confirms that, to the best of their knowledge:
▪	the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union and UK GAAP respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis; and

▪	the Annual Report includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces.
By order of the Board
Helen Mahy
Company Secretary & General Counsel
13 May 2009

114     National Grid plc Annual Report and Accounts 2008/09

Independent Auditors’ report
Independent Auditors’ report to the
Members of National Grid plc

We have audited the consolidated and Company financial statements (the ‘financial statements’) of National Grid plc for the year ended 31 March 2009, which comprise the consolidated income statement, the consolidated and Company balance sheets, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the accounting policies and Company accounting policies, the adoption of new accounting standards, the notes to the consolidated financial statements and the notes to the Company financial statements. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.
Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for preparing the Company financial statements and the Directors’ Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ responsibilities.
Our responsibility is to audit the financial statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the consolidated financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the financial statements. The information given in the Directors’ Report includes that specific information presented in the Operating and Financial Review and Corporate Governance section that is cross referred from the Principal activities and business review and Future developments sections of the Directors’ Report.
In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.
We review whether the Corporate Governance statement reflects the Company’s compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the items listed in the contents section of the Annual Report, excluding the 2009 audited financial statements and the part of the Directors’ Remuneration Report to be audited. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and Company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ Remuneration Report to be audited.
Opinion
In our opinion:
▪	the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2009 and of its profit and cash flows for the year then ended;

▪	the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

▪	the Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 March 2009;

▪	the Company financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

▪	the information given in the Directors’ Report is consistent with the financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
13 May 2009

National Grid plc Annual Report and Accounts 2008/09     115

Accounting policies
Accounting policies
Accounting policies
for the year ended 31 March 2009

A. Basis of preparation of consolidated financial statements under IFRS
National Grid’s principal activities involve the transmission and distribution of electricity and gas in Great Britain and the northeastern United States. The Company is a public limited liability company incorporated and domiciled in England, with its registered office at 1-3 Strand, London WC2 5EH.
The Company has its primary listing on the London Stock Exchange and is also quoted on the New York Stock Exchange. These consolidated financial statements were approved for issue by the Board of Directors on 13 May 2009.
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ending 31 March 2009 and in accordance with the Companies Act 1985 applicable to companies reporting under IFRS and Article 4 of the European Union IAS Regulation. The 2008 and 2007 comparative financial information has also been prepared on this basis.
The November 2008 amendment to IAS 39 and IFRS 7 on the reclassification of financial assets, which is effective 1 July 2008, is still subject to endorsement by the European Union. The amendment relating to the reclassification of financial assets does not have an impact on consolidated results or assets and liabilities of the Company and therefore these consolidated financial statements comply with both IFRS as issued by the IASB and IFRS as adopted by the European Union.
The consolidated financial statements have been prepared on a historical cost basis, except for the recording of pension assets and liabilities, the revaluation of derivative financial instruments and certain commodity contracts and investments classified as available for sale.
These consolidated financial statements are presented in pounds sterling, which is the functional currency of the Company.
Our Ravenswood generation station, KeySpan Communications business and KeySpan engineering companies, which were either sold during the year ended 31 March 2009 or subsequent to it, were classified as held for sale in the consolidated balance sheet at 31 March 2008 and as discontinued operations in the consolidated income statement, in accordance with our accounting policy I.
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.
B. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, together with a share of the results, assets and liabilities of jointly controlled entities (joint ventures) and associates using the equity method of accounting, where the investment is carried at cost plus post-acquisition changes in the share of net assets of the joint venture, less any provision for impairment.
A subsidiary is defined as an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A joint venture is an entity established to engage in economic activity, which the Company jointly controls with its fellow venturers. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Company has significant influence.
Losses in excess of the consolidated interest in joint ventures are not recognised, except where the Company or its subsidiaries have made a commitment to make good those losses.
Where necessary, adjustments are made to bring the accounting policies applied under UK generally accepted accounting principles (UK GAAP), US generally accepted accounting principles (US GAAP) or other frameworks used in the individual financial statements of the Company, subsidiaries and joint ventures into line with those used by the Company in its consolidated financial statements under IFRS. Inter-company transactions are eliminated.
The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
Acquisitions are accounted for using the purchase method, where the purchase price is allocated to the identifiable assets acquired and liabilities assumed on a fair value basis and the remainder recognised as goodwill.
C. Foreign currencies
Transactions in currencies other than the functional currency of the Company or subsidiary concerned are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates. Other non-monetary assets are not retranslated unless they are carried at fair value.
Gains and losses arising on the retranslation of monetary assets and liabilities are included in the income statement.

116     National Grid plc Annual Report and Accounts 2008/09

On consolidation, the assets and liabilities of operations that have a functional currency different from the Company’s functional currency of pounds sterling, principally our US operations that have a functional currency of US dollars, are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at the weighted average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the consolidated translation reserve.
D. Goodwill
Goodwill arising on a business combination represents the difference between the cost of acquisition and the Company’s consolidated interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture as at the date of acquisition.
Goodwill is recognised as an asset and is not amortised, but is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.
Goodwill recorded under UK GAAP arising on acquisitions before 1 April 2004, the date of transition to IFRS, has been frozen at that date, subject to subsequent testing for impairment.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.
E. Intangible assets other than goodwill
With the exception of goodwill, as described above, identifiable intangible assets are recorded at cost less accumulated amortisation and any provision for impairment.
Internally generated intangible fixed assets, such as software, are recognised only if an asset is created that can be identified; it is probable that the asset created will generate future economic benefits; and that the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.
On a business combination, as well as recording separable intangible assets possessed by the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the balance sheet at their fair value. Acquisition-related intangible assets principally comprise customer relationships.
Non-current intangible assets, other than goodwill, are amortised on a straight-line basis over their estimated economic useful lives. Amortisation periods for categories of intangible assets are:

Amortisation periods	Years

Software	3 to 5
Acquisition-related intangibles	10 to 25
Other – licences and other intangibles	3 to 5

Intangible emission allowances are accounted for in accordance with accounting policy V.
F. Property, plant and equipment
Property, plant and equipment is recorded at cost or deemed cost at the date of transition to IFRS, less accumulated depreciation and any impairment losses.
Cost includes payroll and finance costs incurred which are directly attributable to the construction of property, plant and equipment as well as the cost of any associated asset retirement obligations.
Property, plant and equipment includes assets in which the Company’s interest comprises legally protected statutory or contractual rights of use.
Additions represent the purchase or construction of new assets, including capital expenditure for safety and environmental assets, and extensions to, enhancements to, or replacement of existing assets.
Contributions received towards the cost of property, plant and equipment are included in trade and other payables as deferred income and credited on a straight-line basis to the income statement over the estimated economic useful lives of the assets to which they relate.
No depreciation is provided on freehold land and assets in the course of construction.
Other property, plant and equipment is depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown in the table below:

Depreciation periods	Years

Freehold and leasehold buildings	up to 65
Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity generation plant	20 to 40
Interconnector plant	15 to 60
Gas plant – mains, services and regulating equipment	30 to 100
Gas plant – storage	40
Gas plant – meters	10 to 33
Motor vehicles and office equipment	up to 10

Following a review of the useful economic lives of property, plant and equipment, the depreciation periods of certain assets within the category Gas plant – mains, services and regulating equipment have been amended. This has resulted in a decrease in the depreciation charge and a corresponding increase in operating profit for the year ended 31 March 2009 of £43m.

National Grid plc Annual Report and Accounts 2008/09     117

Accounting policies continued

G. Impairment of assets
Impairments of assets are calculated as the difference between the carrying value of the asset and its recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which that asset belongs is estimated. Recoverable amount is defined as the higher of fair value less costs to sell and estimated value in use at the date the impairment review is undertaken.
Value in use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
Goodwill is tested for impairment at least annually. Otherwise, tests for impairment are carried out only if there is some indication that the carrying value of the assets may have been impaired.
Material impairments are recognised in the income statement and are disclosed separately.
H. Taxation
Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amounts expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred tax and investment tax credits
Deferred tax is provided for using the balance sheet liability method and is recognised on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.
Deferred tax liabilities are generally recognised on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction (other than a business combination) that affects neither the accounting profits nor the taxable profits.
Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company and its subsidiaries intend to settle their current tax assets and liabilities on a net basis.
Investment tax credits are amortised over the economic life of the assets that give rise to the credits.
I. Discontinued operations, assets and businesses held for sale
Cash flows and operations that relate to a major component of the business or geographical region that has been sold or is classified as held for sale are shown separately from continuing operations.
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. This condition is regarded as being met only when the sale is highly probable and the assets or businesses are available for immediate sale in their present condition or is a subsidiary acquired exclusively with a view to resale. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Finance income or costs are included in discontinued operations only in respect of financial assets or liabilities classified as held for sale or derecognised on sale.

118     National Grid plc Annual Report and Accounts 2008/09

J. Inventories
Inventories are stated at the lower of cost (calculated on a weighted average basis) and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs as well as those overheads that have been incurred in bringing the inventories to their present location and condition.
K. Decommissioning and environmental costs
Provision is made for decommissioning and environmental costs, based on future estimated expenditures, discounted to present values. Where appropriate, the establishment of a provision is recorded as part of the original cost of the related property, plant and equipment.
Changes in the provision arising from revised estimates or discount rates or changes in the expected timing of expenditures that relate to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives; otherwise such changes are recognised in the income statement.
The unwinding of the discount is included within the income statement as a financing charge.
L. Revenue
Revenue primarily represents the sales value derived from the generation, transmission, and distribution of energy and recovery of US stranded costs together with the sales value derived from the provision of other services to customers during the year and excludes value added tax and intra-group sales.
US stranded costs are various generation related costs incurred prior to the divestiture of generation assets beginning in the late 1990s and costs of legacy contracts that are in general being recovered over the period up to 2011. The recovery of stranded costs and other amounts allowed to be collected from customers under regulatory arrangements are recognised in the period in which they are recoverable from customers.
Revenue includes an assessment of unbilled energy and transportation services supplied to customers between the date of the last meter reading and the year end.
Where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised as such an adjustment to future prices relates to the provision of future services. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.
M. Segmental information
Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of business activities. The Company assesses the performance of its businesses principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The primary reporting format is by business and the secondary reporting format is by geographical area.
N. Pensions and other post-retirement benefits
For defined benefit retirement schemes, the cost of providing benefits is determined using the projected unit method, with actuarial valuations being carried out at each balance sheet date.
Current service cost is recognised in operating costs in the period in which the defined benefit obligation increases as a result of employee services.
Actuarial gains and losses are recognised in full in the period in which they occur in the statement of recognised income and expense.
Past service costs are recognised immediately to the extent that benefits are already vested. Otherwise such costs are amortised on a straight-line basis over the period until the benefits vest.
Settlements are recognised when a transaction is entered into that eliminates all further legal or constructive obligations for benefits under a scheme.
Curtailments are recognised when a commitment is made to a material reduction in the number of employees covered by a scheme.
The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations, as reduced by the fair value of scheme assets and any unrecognised past service cost.
The expected return on scheme assets and the unwinding of the discount on defined benefit obligations are recognised within interest income and expense respectively.

National Grid plc Annual Report and Accounts 2008/09     119

Accounting policies continued

O. Leases
Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.
Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.
Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.
P. Financial instruments
Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into, and recognised on trade date. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories.
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts. A provision is established for irrecoverable amounts when there is objective evidence that amounts due under the original payment terms will not be collected. Indications that the trade receivable may become irrecoverable would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, and default or significant failure of payment. Trade payables are initially recognised at fair value and subsequently measured at amortised cost.
Loans receivable and other receivables are carried at amortised cost using the effective interest rate method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the income statement.
Other financial investments are recognised at fair value plus, in the case of available-for-sale financial investments, directly related incremental transaction costs and are subsequently carried at fair value on the balance sheet. Changes in the fair value of investments classified as fair value through profit and loss are included in the income statement, while changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the investment is disposed of or is determined to be impaired. At this time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. In the case of securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. Investment income on investments classified as fair value through profit and loss and on available-for-sale investments is recognised on an effective interest basis and taken through interest income in the income statement.
Borrowings, which include interest bearing loans, UK retail price index (RPI) linked debt and overdrafts are recorded at their initial fair value which normally reflects the proceeds received, net of direct issue costs less any repayments. Subsequently these are stated at amortised cost, using the effective interest rate method. Any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest rate method.
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (being assets that necessarily take a substantial period of time to prepare for their intended use or sale) are added to their cost. Such additions cease when the assets are substantially ready for their intended use.
Derivative financial instruments are recorded at fair value, and where the fair value of a derivative is positive, it is carried as a derivative asset and where negative, as a derivative liability. Assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set off exists and the cash flows are intended to be settled on a net basis. Gains and losses arising from the changes in fair value are included in the income statement in the period they arise.
Where we have derivatives embedded in financial instruments or other contracts that are closely related to those instruments or contracts, no adjustment is made with respect to such derivative clauses. In particular, interest payments on UK RPI debt are linked to movements in the UK retail price index. The link to RPI is considered to be an embedded derivative, which is closely related to the underlying debt instrument based on the view that there is a strong relationship existing between interest rates and inflation in the UK economy. Consequently these embedded derivatives are not accounted for separately from the debt instrument. Where there are embedded derivatives in host contracts not closely related, the embedded derivative is separately accounted as a derivative financial instrument and recorded at fair value.
An equity instrument is any contract that evidences a residual interest in the consolidated assets of the Company after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs, with an amount equal to the nominal amount of the shares issued included in the share capital account and the balance recorded in the share premium account.
Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques which are consistent with techniques commonly used by the relevant market. The techniques use observable market data.

120     National Grid plc Annual Report and Accounts 2008/09

Q. Commodity contracts
Commodity contracts that meet the definition of a derivative and which do not meet the exemption for normal sale, purchase or usage are carried at fair value.
Remeasurements of commodity contracts carried at fair value are recognised in the income statement, with changes due to movements in commodity prices recorded in operating costs and changes relating to movements in interest rates recorded in finance costs.
Where contracts are traded on a recognised exchange and margin payments are made, the contract fair values are reported net of the associated margin payments.
Energy purchase contracts for the forward purchase of electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves meet the normal purchase, sale or usage exemption of IAS 32 ‘Financial Instruments: Presentation’. They are, therefore, not recognised in the financial statements. Disclosure of commitments under such contracts is made in the notes to the financial statements (see note 29).
R. Hedge accounting
The Company and its subsidiaries enter into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage interest rate and foreign currency exposures, and commodity price risks associated with underlying business activities and the financing of those activities.
Hedge accounting allows derivatives to be designated as a hedge of another (non-derivative) financial instrument, to mitigate the impact of potential volatility in the income statement of changes in the fair value of the derivative instruments. To qualify for hedge accounting, documentation is prepared specifying the hedging strategy, the component transactions and methodology used for effectiveness measurement. National Grid uses three hedge accounting methods.
Firstly, changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the income statement in the same period in which the hedged item affects net profit or loss. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.
Secondly, fair value hedge accounting offsets the changes in the fair value of the hedging instrument against the change in the fair value of the hedged item with respect to the risk being hedged. These changes are recognised in the income statement to the extent the fair value hedge is effective. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised over the remaining life, in line with the hedged item.
Thirdly, foreign exchange gains or losses arising on financial instruments that are designated and effective as hedges of the Company’s consolidated net investment in overseas operations (net investment hedges) are recorded directly in equity, with any ineffective portion recognised immediately in the income statement.
Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement as they arise, within finance costs (included in remeasurements – see accounting policy T).
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects net profit or loss. Amounts deferred in equity with respect to net investment hedges are subsequently recognised in the income statement in the event of the disposal of the overseas operations concerned. For fair value hedges, the cumulative adjustment recorded to the carrying value of the hedged item at the date hedge accounting is discontinued is amortised to the income statement using the effective interest rate method.
If a hedged forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement immediately.
S. Share-based payments
The Company issues equity-settled, share-based payments to certain employees of the Company’s subsidiary undertakings.
Equity-settled, share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled, share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of the number of shares that will eventually vest.
T. Business performance and exceptional items,
remeasurements and stranded cost recoveries
Our financial performance is analysed into two components: business performance, which excludes exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles; and exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles. Business performance is used by management to monitor financial performance as it is considered that it improves the comparability of our reported financial performance from year to year. Business performance subtotals, which exclude exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles are presented on the face of the income statement or in the notes to the financial statements.

National Grid plc Annual Report and Accounts 2008/09     121

Accounting policies continued

Exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles are items of income and expense that, in the judgement of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods.
Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, restructuring costs and gains or losses on disposals of businesses or investments.
Costs arising from restructuring programmes include redundancy costs. Redundancy costs are charged to the income statement in the year in which an irrevocable commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.
Stranded cost recoveries represent the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned. Such costs are being recovered from customers as permitted by regulatory agreements.
Acquisition-related intangibles comprise intangible assets, principally customer relationships, that are only recognised as a consequence of accounting required for a business combination. The amortisation of acquisition-related intangibles distorts the comparison of financial performance of acquired businesses with non-acquired businesses.
U. Other operating income
Other operating income relates to income which is considered to be part of normal recurring operating activities, but which does not represent revenue (see accounting policy L and note 2).
V. Emission allowances
Emission allowances, principally relating to the emissions of carbon dioxide in the UK and sulphur and nitrous oxides in the US, are recorded as intangible assets within current assets and are initially recorded at cost and subsequently at the lower of cost and net realisable value. Where emission allowances are granted by relevant authorities, cost is deemed to be equal to the fair value at the date of allocation. Receipts of such grants are treated as deferred income, which is recognised in the income statement as the related charges for emissions are recognised or on impairment of the related intangible asset. A provision is recorded in respect of the obligation to deliver emission allowances and emission charges are recognised in the income statement in the period in which carbon dioxide emissions are made.
Income from emission allowances that are sold is reported as part of other operating income.
W. Cash and cash equivalents
Cash and cash equivalents include cash held at bank and in hand, together with short-term highly liquid investments with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to an insignificant change in value and bank overdrafts which are reported in borrowings.
X. Other equity reserves
Other equity reserves comprise the translation reserve (see accounting policy C), cash flow hedge reserve (see accounting policy R), available-for-sale reserve (see accounting policy P) and the merger reserve. The latter arose as a result of the application of merger accounting principles under the then prevailing UK GAAP, which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date of 1 April 2004. Under merger accounting principles, the difference between the carrying amount of the capital structure of the acquiring vehicle and that of the acquired business was treated as a merger difference and included within reserves.
As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

122     National Grid plc Annual Report and Accounts 2008/09

Y. Dividends
Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.
Z. Areas of judgement and key sources
of estimation uncertainty
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Information about such judgements and estimations is contained in the accounting policies or the notes to the financial statements, and the key areas are summarised below.
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:
▪	The categorisation of certain items as exceptional items, remeasurements and stranded cost recoveries and the definition of adjusted earnings – notes 4 and 10.

▪	The exemptions adopted on transition to IFRS on 1 April 2004 including, in particular, those relating to business combinations.

▪	Classification of business activities as held for sale and discontinued operations – accounting policy I.

▪	Hedge accounting – accounting policy R.

▪	Energy purchase contracts – classification as being for normal purchase, sale or usage – accounting policy Q and note 29.
Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
▪	Impairment of goodwill – accounting policy D and note 11.

▪	Review of residual lives, carrying values and impairment charges for other intangible assets and property, plant and equipment – accounting policies E, F and G.

▪	Estimation of liabilities for pensions and other post-retirement benefits – note 5.

▪	Valuation of financial instruments and derivatives – notes 17 and 32.

▪	Revenue recognition and assessment of unbilled revenue – accounting policy L.

▪	Recoverability of deferred tax assets – accounting policy H and note 16.

▪	Environmental and decommissioning provisions – note 24.

▪	Fair values of acquired assets and liabilities – note 28.

National Grid plc Annual Report and Accounts 2008/09     123

Adoption of new accounting standards
Adoption of new accounting standards
Adoption of new accounting standards

New IFRS accounting standards and interpretations adopted in 2008/09
During the year ended 31 March 2009, the Company adopted the following amendments to International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC). None of these had a material impact on the Company’s consolidated results or assets and liabilities.

IFRIC 12 on service concession arrangements	Applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services, for example, under private finance initiative (PFI) contracts.

IFRIC 14 on defined benefit assets and minimum funding requirements	Considers the limit on the measurement of a defined benefit asset to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognised gains and losses, as set out in IAS 19 ‘Employee Benefits’. The interpretation considers when refunds or reductions in future contributions should be considered available, particularly when a minimum funding requirement exists.

Amendments to IAS 39 Financial Instruments: Recognition and measurement and IFRS 7 Financial Instruments: Disclosures on reclassification of financial assets	Permits reclassification of financial assets in certain circumstances.

New IFRS accounting standards and interpretations not yet adopted
The Company has yet to adopt the following standards and interpretations. The Company has a number of transactions that fall within the scope of IFRIC 18 ‘Transfer of assets from customers’ and the impact of this interpretation is being considered. The other standards and interpretations listed below are not expected to have a material impact on the Company’s consolidated results or assets and liabilities.

IFRS 8 on operating segments	Sets out the requirements for the disclosure of information about an entity’s operating segments and about the entity’s products and services, the geographical areas in which it operates and its major customers. IFRS 8 achieves convergence with the US accounting standard, SFAS 131 ‘Disclosures about Segments of an Enterprise and Related Information’ with minor differences. IFRS 8 has been adopted by the Company with effect from 1 April 2009.

IAS 23 revised on borrowing costs	Removes the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. IAS 23 revised has been adopted by the Company with effect from 1 April 2009.

IFRIC 13 on customer loyalty programmes	Clarifies that the sale of goods or services together with customer award credits (for example, loyalty points or the right to free products) is accounted for as a multiple-element transaction. The consideration received from the customer is allocated between the components of the arrangement based on their fair values, which will defer the recognition of some revenue. IFRIC 13 has been adopted by the Company with effect from 1 April 2009.

IAS 1 revised on the presentation of financial statements	Requires changes to the presentation of financial statements and adopts revised titles for the primary statements, although companies may continue to use the existing titles. IAS 1 revised has been adopted by the Company with effect from 1 April 2009.

IFRS 3R on business combinations	Makes a number of changes to the accounting for business combinations, including requirements that all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently remeasured at fair value through income; an option to calculate goodwill based on the parent’s share of net assets only or to include goodwill related to the minority interest; and a requirement that all transaction costs be expensed. IFRS 3R will be adopted by the Company on 1 April 2010, subject to endorsement by the European Union.

IAS 27R on consolidated and individual financial statements	Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The revised standard also specifies the accounting when control is lost. IAS 27R will be adopted by the Company on 1 April 2010, subject to endorsement by the European Union.

Amendment to IFRS 2 on share-based payments	Clarifies the definition of vesting conditions and the accounting treatment of cancellations. Vesting conditions are defined as either service conditions or performance conditions. Cancellations by employees are accounted for in the same way as cancellations by the Company. The amendment to IFRS 2 has been adopted by the Company with effect from 1 April 2009.

124     National Grid plc Annual Report and Accounts 2008/09

New IFRS accounting standards and interpretations not yet adopted continued

Amendments to IAS 32 and IAS 1 on puttable financial instruments and obligations arising on liquidation	Addresses the classification as a liability or as equity of certain puttable financial instruments and instruments, or components thereof, which impose upon an entity an obligation to deliver a pro rata share of net assets on liquidation. The amendments to IAS 32 and IAS 1 have been adopted by the Company with effect from 1 April 2009.

Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements on the cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
Permits investments to be recognised on first-time adoption of IFRS at cost or deemed cost (fair value or previous GAAP carrying amount) and removes the requirement to recognise dividends out of pre-acquisition profits as a reduction in the cost of the investment. The amendments to IFRS 1 and IAS 27 have been adopted by the Company with effect from 1 April 2009.

Improvements to IFRS 2008	Contains amendments to various existing standards. The amendments are effective, in most cases, from 1 January 2009, or otherwise for annual periods beginning on or after 1 July 2009.

IFRIC 15 on agreements for the construction of real estate	Addresses the timing of revenue recognition for entities engaged in the construction of real estate for their customers. IFRIC 15 will be adopted by the Company with effect from 1 April 2009, subject to endorsement by the European Union.

IFRIC 16 on hedges of a net investment in a foreign operation	Clarifies that a hedged risk may be designated at any level in a group and hedging instruments may be held by any company in a group (except the foreign entity being hedged), that net investment hedge accounting may not be adopted in respect of a presentation currency and that on disposal the amounts to be reclassified from equity to profit or loss are any cumulative gain or loss on the hedging instrument and the cumulative translation difference on the foreign operation disposed of. IFRIC 16 will be adopted by the Company with effect from 1 April 2009, subject to endorsement by the European Union.

Amendment to IAS 39 Financial Instruments: Recognition and measurement on eligible hedged items	Prohibits designating inflation as a hedgeable component of an instrument, unless cash flows relating to the separate inflation component are contractual and also prohibits the designation of a purchased option in its entirety as the hedge of a one-sided risk in a forecast transaction. The amendment to IAS 39 will be adopted by the Company with effect from 1 April 2010, subject to endorsement by the European Union.

Amendment to IAS 39 Financial Instruments: Recognition and measurement: Reclassification of Financial Assets: Effective Date and Transition	Clarifies the effective date of the reclassification of financial assets. The amendment is effective under IFRS but has not yet been endorsed by the European Union and has therefore not been adopted by the Company. Adoption of the amendment would not have any impact on consolidated results or assets and liabilities.

Revised IFRS 1 on first-time adoption of IFRS	Changes the structure, while retaining the substance, of the previously issued version of IFRS 1. The revised version of IFRS 1 will be adopted by the Company with effect from 1 April 2010, subject to endorsement by the European Union.

IFRIC 17 on distribution of non-cash assets to owners	Requires such a distribution to be measured at the fair value of the asset and any difference between the carrying amount of the asset and its fair value to be recognised in profit or loss. IFRIC 17 will be adopted by the Company with effect from 1 April 2010, subject to endorsement by the European Union.

IFRIC 18 on transfers of assets from customers	Addresses arrangements whereby an entity receives items of property, plant and equipment or cash which the entity must use to connect customers to a network or provide access to a supply of goods or services, or both. IFRIC 18 will be adopted by the Company with effect from 1 July 2009, subject to endorsement by the European Union.

Amendment to IFRS 7 on improving disclosures about financial instruments	Enhances disclosures about fair value and liquidity risk. The amendment will be adopted by the Company with effect from 1 April 2009, subject to endorsement by the European Union.

Amendments to IAS 39 and IFRIC 9 on embedded derivatives	Requires reassessment of whether an embedded derivative should be separated out if a financial asset is reclassified out of the fair value through profit or loss category. The amendment will be adopted by the Company with effect from 1 April 2009, subject to endorsement by the European Union.

Improvements to IFRS 2009	Contains amendments to various existing standards. The amendments will be adopted by the Company with effect from 1 April 2010, subject to endorsement by the European Union.

National Grid plc Annual Report and Accounts 2008/09     125

Consolidated income statement
Consolidated income statement
Consolidated income statement
for the years ended 31 March

		2009	2009	2008 *	2008 *	2007	2007
	Notes	£m	£m	£m	£m	£m	£m

Revenue	1(a)		15,624		11,423		8,695
Other operating income	2		63		75		83
Operating costs	3		(13,064)		(8,534)		(6,265)

Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	1(b)	2,915		2,595		2,031
Exceptional items, remeasurements and stranded cost recoveries	4	(292)		369		482

Total operating profit	1(b)		2,623		2,964		2,513
Interest income and similar income	6		1,315		1,275		1,144
Interest expense and other finance costs Before exceptional items and remeasurements	6	(2,465)		(2,045)		(1,691)
Exceptional items and remeasurements	4,6	(84)		(16)		(217)

	6		(2,549)		(2,061)		(1,908)
Share of post-tax results of joint ventures and associates			5		4		2

Profit before taxation
Before exceptional items, remeasurements and stranded cost recoveries		1,770		1,829		1,486
Exceptional items, remeasurements and stranded cost recoveries	4	(376)		353		265

Total profit before taxation			1,394		2,182		1,751
Taxation
Before exceptional items, remeasurements and stranded cost recoveries	7	(517)		(579)		(442)
Exceptional items, remeasurements and stranded cost recoveries	4,7	45		(28)		1

Total taxation	7		(472)		(607)		(441)

Profit from continuing operations after taxation
Before exceptional items, remeasurements and stranded cost recoveries		1,253		1,250		1,044
Exceptional items, remeasurements and stranded cost recoveries	4	(331)		325		266

Profit for the year from continuing operations			922		1,575		1,310
Profit for the year from discontinued operations
Before exceptional items and remeasurements	8	9		28		104
Exceptional items and remeasurements	8	16		1,590		(18)

	8		25		1,618		86

Profit for the year			947		3,193		1,396

Attributable to:
Equity shareholders of the parent			944		3,190		1,394
Minority interests			3		3		2

			947		3,193		1,396

Earnings per share from continuing operations
Basic	10		37.4p		60.3p		48.1p
Diluted	10		37.1p		59.9p		47.8p
Earnings per share
Basic	10		38.5p		122.3p		51.3p
Diluted	10		38.2p		121.6p		50.9p

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
The notes on pages 130 to 186 form part of the consolidated financial statements.

126     National Grid plc Annual Report and Accounts 2008/09

Consolidated balance sheet
Consolidated balance sheet
Consolidated balance sheet
at 31 March

		2009	2008 *
	Notes	£m	£m

Non-current assets
Goodwill	11	5,391	3,904
Other intangible assets	12	370	271
Property, plant and equipment	13	29,545	24,331
Deferred tax assets	16	137	–
Pension asset	5	269	846
Other non-current assets	14	106	164
Financial and other investments	15	361	251
Derivative financial assets	17	1,533	1,063

Total non-current assets		37,712	30,830

Current assets
Inventories and current intangible assets	18	556	438
Trade and other receivables	19	2,672	2,265
Financial and other investments	15	2,197	2,095
Derivative financial assets	17	593	463
Cash and cash equivalents	20	737	174

Total current assets		6,755	5,435

Assets of businesses held for sale		–	1,506

Total assets	1(d)	44,467	37,771

Current liabilities
Borrowings	21	(3,253)	(3,882)
Derivative financial liabilities	17	(307)	(114)
Trade and other payables	22	(2,835)	(2,480)
Current tax liabilities		(383)	(295)
Provisions	24	(248)	(375)

Total current liabilities		(7,026)	(7,146)

Non-current liabilities
Borrowings	21	(23,540)	(17,121)
Derivative financial liabilities	17	(633)	(319)
Other non-current liabilities	23	(2,092)	(1,721)
Deferred tax liabilities	16	(2,661)	(3,259)
Pensions and other post-retirement benefit obligations	5	(3,080)	(1,746)
Provisions	24	(1,451)	(1,022)

Total non-current liabilities		(33,457)	(25,188)

Liabilities of businesses held for sale		–	(63)

Total liabilities	1(d)	(40,483)	(32,397)

Net assets		3,984	5,374

Equity
Called up share capital	25	294	294
Share premium account	26	1,371	1,371
Retained earnings	26	7,135	8,943
Other equity reserves	26	(4,830)	(5,252)

Shareholders’ equity		3,970	5,356
Minority interests	26	14	18

Total equity		3,984	5,374

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
These financial statements comprising the consolidated income statement, consolidated balance sheet, consolidated statement of recognised income and expense, consolidated cash flow statement, accounting policies, adoption of new accounting standards and the notes to the consolidated financial statements 1 to 38, were approved by the Board of Directors on 13 May 2009 and were signed on its behalf by:
Sir John Parker Chairman
Steve Lucas Finance Director

National Grid plc Annual Report and Accounts 2008/09     127

Consolidated statement of recognised income and expense
Consolidated statement of recognised income and expense
Consolidated statement of recognised
income and expense
for the years ended 31 March

		2009	2008 *	2007
	Notes	£m	£m	£m

Exchange adjustments		464	(25)	(179)
Actuarial net (loss)/gain	5	(2,018)	432	365
Deferred tax on actuarial net gains and losses	7	678	(98)	(70)
Net (losses)/gains taken to equity in respect of cash flow hedges		(1)	(32)	47
Transferred to profit or loss on cash flow hedges		(53)	(7)	(45)
Deferred tax on cash flow hedges	7	19	2	(10)
Net gains/(losses) taken to equity on available-for-sale investments		9	6	(3)
Transferred to profit or loss on sale of available-for-sale investments		(18)	–	(1)
Deferred tax on available-for-sale investments	7	7	2	(1)

Net (expense)/income recognised directly in equity		(913)	280	103

Profit for the year		947	3,193	1,396

Total recognised income and expense for the year		34	3,473	1,499

Attributable to:
Equity shareholders of the parent		26	3,470	1,498
Minority interests		8	3	1

		34	3,473	1,499

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)

128     National Grid plc Annual Report and Accounts 2008/09

Consolidated cash flow statement
Consolidated cash flow statement
Consolidated cash flow statement
for the years ended 31 March

			2009	2008	2007
	Notes		£m	£m	£m

Cash flows from operating activities
Total operating profit			2,623	2,964	2,513
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries			292	(369)	(482)
Depreciation and amortisation			1,122	994	871
Share-based payment charge			22	18	15
Changes in working capital			54	(150)	127
Changes in provisions			(99)	(5)	(31)
Changes in pensions and other post-retirement benefit obligations			(678)	(333)	(125)
Cash flows relating to exceptional items			(131)	(132)	(86)
Cash flows relating to stranded cost recoveries			359	278	288

Cash flows generated from continuing operations			3,564	3,265	3,090
Cash flows relating to discontinued operations (excluding tax)	27	(a)	(8)	10	181

Cash generated from operations			3,556	3,275	3,271
Tax paid			(143)	(110)	(313)

Net cash inflow from operating activities			3,413	3,165	2,958

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		28	–	(3,502)	(269)
Acquisition of other investments			(73)	(26)	–
Sale of investments in subsidiaries and other investments			–	55	19
Purchases of intangible assets			(78)	(45)	(33)
Purchases of property, plant and equipment			(3,107)	(2,832)	(2,185)
Disposals of property, plant and equipment			27	26	21
Interest received			85	206	216
Purchases of financial investments			(6,173)	(8,788)	(3,699)
Sales of financial investments			6,272	8,833	1,974

Cash flows used in continuing operations – investing activities			(3,047)	(6,073)	(3,956)
Cash flows relating to discontinued operations – investing activities (net of tax)	27	(b)	1,049	3,050	(105)

Net cash flow used in investing activities			(1,998)	(3,023)	(4,061)

Cash flows from financing activities
Proceeds from issue of share capital and sale of treasury shares			8	23	16
Proceeds from loans received			4,892	1,568	5,519
Repayment of loans			(2,618)	(650)	(2,311)
Net movements in short-term borrowings and derivatives			(633)	671	(163)
Interest paid			(1,061)	(900)	(813)
Exceptional finance costs on the repayment of debt			–	–	(45)
Dividends paid to shareholders			(838)	(780)	(730)
Cash paid to shareholders under B share scheme			–	(26)	(26)
Repurchase of share capital and purchase of treasury shares			(627)	(1,498)	(169)

Net cash flow (used in)/from financing activities			(877)	(1,592)	1,278

Net increase/(decrease) in cash and cash equivalents			538	(1,450)	175
Exchange movements			18	4	(14)
Cash included within assets of businesses held for sale			–	23	(23)
Net cash and cash equivalents at start of year			164	1,587	1,449

Net cash and cash equivalents at end of year (i)		20	720	164	1,587

(i)	Net of bank overdrafts of £17m (2008: £10m; 2007: £6m).

National Grid plc Annual Report and Accounts 2008/09     129

Notes to the consolidated financial statements –
analysis of items in the primary statements
Notes to the consolidated financial statements
– analysis of items in the primary statements
Notes to the consolidated financial statements

1. Segmental analysis
The following segmental analysis is presented in accordance with management responsibilities and economic characteristics, including consideration of the risks and returns, of our business activities. The Company assesses the performance of its businesses principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The primary reporting format is by business and the secondary reporting format is by geographical area. The following table describes the main activities for each business segment:

Transmission UK	High voltage electricity transmission networks, the gas transmission network in the UK, the UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.

Transmission US	High voltage electricity transmission networks in New York and New England.

Gas Distribution UK	Four of the eight regional networks of Great Britain’s gas distribution system.

Gas Distribution US	Gas distribution in New York and New England.

Electricity Distribution & Generation US	Electricity distribution in New York and New England, and electricity generation in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including UK-based gas metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US home energy services; US gas fields; together with corporate activities, including business development.
Discontinued operations comprise the Ravenswood generation station in New York City and the engineering and communications operations in the US acquired as part of the KeySpan acquisition. The Ravenswood generation station was sold on 26 August 2008, KeySpan Communications was sold on 25 July 2008 and one of our KeySpan engineering companies was sold on 11 July 2008. Subsequent to the year end, two further engineering companies were sold. For the year ended 31 March 2008, discontinued operations also include the wireless infrastructure and communications operations in the UK and the US and an electricity interconnector in Australia. The wireless infrastructure operations in the UK were sold on 3 April 2007; the US wireless operations were sold on 15 August 2007; and the Basslink electricity interconnector in Australia was sold on 31 August 2007. The results for discontinued operations are disclosed in note 8.
Sales between businesses are priced having regard to the regulatory and legal requirements to which the businesses are subject.
(a) Revenue

		Sales	Sales		Sales	Sales		Sales	Sales
	Total	between	to third	Total	between	to third	Total	between	to third
	sales	businesses	parties	sales	businesses	parties	sales	businesses	parties
	2009	2009	2009	2008	2008	2008	2007	2007	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Business segments – continuing operations
Transmission UK	3,487	2	3,485	2,956	16	2,940	2,816	18	2,798
Transmission US	420	83	337	299	61	238	270	47	223
Gas Distribution UK	1,466	79	1,387	1,383	70	1,313	1,193	92	1,101
Gas Distribution US	4,786	3	4,783	2,845	2	2,843	638	–	638
Electricity Distribution & Generation US	4,972	1	4,971	3,508	2	3,506	3,430	2	3,428
Other activities	719	58	661	642	59	583	567	60	507

	15,850	226	15,624	11,633	210	11,423	8,914	219	8,695

Total excluding stranded cost recoveries			15,189			11,041			8,269
Stranded cost recoveries			435			382			426

			15,624			11,423			8,695

Geographical segments
UK			5,334			4,787			4,397
US			10,290			6,636			4,298

			15,624			11,423			8,695

The table above represents revenue from continuing operations only, as disclosed in the consolidated income statement. For additional disclosures relating to discontinued operations, refer to note 8.
The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

130     National Grid plc Annual Report and Accounts 2008/09

1. Segmental analysis continued
Approximately 6% (2008: 9%; 2007: 9%) of revenue for the year ended 31 March 2009 amounting to approximately £1.0bn (2008: £1.0bn; 2007: £0.8bn) derives from a single customer, the Centrica group. The majority of this revenue is in the Gas Distribution UK segment with lesser amounts in the Transmission UK segment and in other activities.
In accordance with the Company’s accounting policy on revenue recognition, where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement and adjustments will be made to reflect the over-recovery, no liability is recognised. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, there was an under-recovery of £52m at 31 March 2009 (2008: £23m; 2007: £33m). In the US, under-recoveries and other regulatory entitlements to future revenue (including stranded cost recoveries) amounted to £2,289m at 31 March 2009 (2008: £1,652m 2007: £1,930m).
(b) Operating profit

	Before exceptional items,			After exceptional items,
	remeasurements and stranded			remeasurements and stranded
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Business segments – continuing operations
Transmission UK	1,126	1,021	946	1,063	1,013	936
Transmission US	175	128	108	173	122	107
Gas Distribution UK	672	595	409	629	574	412
Gas Distribution US	612	392	71	226	487	67
Electricity Distribution & Generation US	265	330	364	531	696	859
Other activities	65	129	133	1	72	132

	2,915	2,595	2,031	2,623	2,964	2,513

Geographical segments
UK	1,875	1,752	1,491	1,729	1,667	1,482
US	1,040	843	540	894	1,297	1,031

	2,915	2,595	2,031	2,623	2,964	2,513

The table above represents operating profit from continuing operations only, as disclosed in the consolidated income statement, and excludes the results of discontinued operations. For additional disclosures relating to discontinued operations, refer to note 8.
(c) Capital expenditure and depreciation

	Capital expenditure			Depreciation and amortisation
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Business segments – continuing operations
Transmission UK	1,259	1,600	1,235	353	372	352
Transmission US	182	111	108	56	40	41
Gas Distribution UK	598	514	490	177	181	170
Gas Distribution US	421	188	36	172	91	24
Electricity Distribution & Generation US	355	257	218	223	146	127
Other activities	427	383	258	146	164	157

	3,242	3,053	2,345	1,127	994	871
Discontinued operations	–	1	30	–	–	72

	3,242	3,054	2,375	1,127	994	943

Geographical segments
UK	2,270	2,493	2,007	679	709	739
US	972	560	365	448	285	196
Rest of the world	–	1	3	–	–	8

	3,242	3,054	2,375	1,127	994	943

Capital expenditure comprises additions to property, plant and equipment and other non-current intangible assets amounting to £3,164m (2008: £3,009m; 2007: £2,343m) and £78m (2008: £45m; 2007: £32m) respectively.
Depreciation and amortisation includes expensed depreciation of property, plant and equipment and amortisation of other intangible assets amounting to £1,058m (2008: £940m; 2007: £889m) and £69m (2008: £54m; 2007: £54m) respectively.

National Grid plc Annual Report and Accounts 2008/09     131

Notes to the consolidated financial statements continued

1. Segmental analysis continued
(d) Total assets and total liabilities

	Total assets			Total liabilities
	2009	2008	*	2009	2008 *
	£m	£m		£m	£m

Business segments – continuing operations
Transmission UK	10,451	10,076		(1,501)	(1,455)
Transmission US*	2,238	1,565		(190)	(83)
Gas Distribution UK	6,158	5,765		(1,279)	(1,222)
Gas Distribution US*	10,112	7,251		(2,024)	(1,612)
Electricity Distribution & Generation US*	7,854	5,674		(3,523)	(2,429)
Other activities*	2,289	2,068		(1,189)	(523)

	39,102	32,399		(9,706)	(7,324)
Discontinued operations*	–	1,506		–	(83)

	39,102	33,905		(9,706)	(7,407)
Joint ventures – continuing operations	168	71		–	–
Unallocated*	5,197	3,795		(30,777)	(24,990)

	44,467	37,771		(40,483)	(32,397)

Geographical segments
UK	18,527	17,533		(3,602)	(3,365)
US*	20,743	16,443		(6,104)	(4,042)
Unallocated*	5,197	3,795		(30,777)	(24,990)

	44,467	37,771		(40,483)	(32,397)

*	Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28) and adjusted to present comparatives on a basis consistent with current year classification
The analysis of total assets and total liabilities includes all attributable goodwill and excludes inter-business balances. Unallocated total assets comprise cash and cash equivalents, taxation, current financial investments and total derivative financial assets. Unallocated total liabilities comprise bank overdrafts, borrowings, derivative financial liabilities and taxation.
2. Other operating income
Other operating income includes: income on the disposal of property, plant and equipment, principally properties disposed of by our property management business; emissions trading income; pension deficit recovery; and income on the disposal of a telecoms business.
3. Operating costs

	Before exceptional items,			Exceptional items,
	remeasurements and stranded			remeasurements and stranded			Total
	2009	2008	2007	2009	2008 *	2007	2009	2008	*	2007
	£m	£m	£m	£m	£m	£m	£m	£m		£m

Depreciation of property, plant and equipment	1,058	940	830	–	–	–	1,058	940		830
Amortisation of intangible assets	64	50	41	5	4	–	69	54		41
Payroll costs	1,415	1,071	794	34	108	26	1,449	1,179		820
Other operating charges:
Purchases of electricity	2,199	1,589	1,680	28	(95)	(87)	2,227	1,494		1,593
Purchases of gas	3,228	2,011	544	334	(141)	–	3,562	1,870		544
Rates and property taxes	881	608	472	–	–	–	881	608		472
Electricity transmission services scheme direct costs	904	574	558	–	–	–	904	574		558
Payments to Scottish electricity transmission network owners	243	226	237	–	–	–	243	226		237
Other	2,345	1,452	1,165	326	137	5	2,671	1,589		1,170

	12,337	8,521	6,321	727	13	(56)	13,064	8,534		6,265

Operating costs include:
Research expenditure							10	13		6
Operating lease rentals
Plant and machinery							48	33		21
Other							33	30		63

* Comparatives have been adjusted to present items on a basis consistent with the current year classification

132     National Grid plc Annual Report and Accounts 2008/09

3. Operating costs continued
(a) Payroll costs

	2009	2008	2007
	£m	£m	£m

Wages and salaries	1,615	1,169	819
Social security costs	118	84	65
Other pension costs	160	218	132
Share-based payments	22	18	15
Severance costs (excluding pension costs)	16	14	14

	1,931	1,503	1,045
Less: payroll costs capitalised	(482)	(324)	(225)

	1,449	1,179	820

Payroll costs above represent continuing operations only. Payroll costs of discontinued operations for the year ended 31 March 2009 were £11m (2008: £16m; 2007: £37m).
(b) Number of employees

	31 March	Average	31 March	Average
	2009	2009	2008	2008
	Number	Number	Number	Number

UK	10,457	10,456	10,223	10,093
US	17,429	17,669	18,098	14,288
Rest of the world	–	–	5	5

Continuing operations	27,886	28,125	28,326	24,386
Discontinued operations	–	83	204	119

	27,886	28,208	28,530	24,505

The vast majority of employees in the US are either directly or indirectly employed in the transmission, distribution and generation of electricity or the distribution of gas, while those in the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 31 March 2009, 3,597 employees were employed in other operations, excluding shared services.
(c) Key management compensation

	2009	2008	2007
	£m	£m	£m

Salaries and short-term employee benefits	11	9	8
Post-employment benefits	3	8	5
Termination benefits	–	–	1
Share-based payments	5	3	3

	19	20	17

Key management compensation relates to the Board of Directors, including the Executive Directors and Non-executive Directors for the years presented.
(d) Directors’ emoluments
Details of Directors’ emoluments are contained in the auditable part of the Directors’ Remuneration Report, which form part of these financial statements.

National Grid plc Annual Report and Accounts 2008/09     133

Notes to the consolidated financial statements continued

3. Operating costs continued
(e) Auditors’ remuneration

	2009	2008	*	2007
	£m	£m		£m

Audit services
Audit of parent company and consolidated financial statements	1.5	1.4		1.2
Other services
Audit of subsidiary financial statements pursuant to legislation	5.8	5.1		2.8
Other services supplied pursuant to legislation	2.4	2.4		2.2
Services relating to tax compliance	0.6	0.7		0.6
Services relating to tax advisory	0.3	0.5		0.7
Services relating to corporate finance transactions	0.1	0.7		1.4
All other services	0.8	0.4		1.3
Fees paid by associated pension schemes
Audit of pension schemes of the Company pursuant to legislation	–	–		0.2

	11.5	11.2		10.4

Total services pursuant to legislation	9.7	8.9		6.4
Total other services	1.8	2.3		4.0

	11.5	11.2		10.4

* Comparatives have been restated to present items on a basis consistent with the current year classification
Other services supplied pursuant to legislation represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditor. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) and audit reports on regulatory returns.
Other services include fees relating to corporate responsibility reporting, treasury related projects and sundry services, all of which have been subject to Audit Committee approval.

134     National Grid plc Annual Report and Accounts 2008/09

4. Exceptional items, remeasurements and stranded cost recoveries

	2009	2008	2007
	£m	£m	£m

Exceptional items – restructuring costs (i)	(192)	(133)	(22)
Exceptional items – environmental related provisions (ii)	(78)	(92)	–
Exceptional items – gain on disposal of subsidiary	–	6	–
Exceptional items – other (iii)	(5)	(23)	–
Remeasurements – commodity contracts (iv)	(443)	232	81
Stranded cost recoveries (v)	426	379	423

Total exceptional items, remeasurements and stranded cost recoveries included within operating profit	(292)	369	482

Exceptional items – debt restructuring costs (vi)	–	–	(45)
Remeasurements – commodity contracts (iv)	(2)	(9)	(19)
Remeasurements – net (losses)/gains on derivative financial instruments (vii)	(82)	(7)	(153)

Total exceptional items and remeasurements included within finance costs	(84)	(16)	(217)

Total exceptional items, remeasurements and stranded cost recoveries before taxation	(376)	353	265

Exceptional tax item – deferred tax credit arising from the reduction in the UK tax rate (viii)	–	170	–
Exceptional tax item – deferred tax charge arising from change in UK industrial building allowance regime (ix)	(49)	–	–
Tax on exceptional items – restructuring costs (i)	59	49	12
Tax on exceptional items – environmental related provisions (ii)	16	20	–
Tax on exceptional items – gain on disposal of subsidiary	–	(4)	–
Tax on exceptional items – other (iii)	2	5	–
Tax on remeasurements – commodity contracts (iv)	179	(90)	(25)
Tax on exceptional items – debt restructuring costs (vi)	–	–	14
Tax on remeasurements – derivative financial instruments (vii)	8	(28)	169
Tax on stranded cost recoveries (v)	(170)	(150)	(169)

Tax on exceptional items, remeasurements and stranded cost recoveries	45	(28)	1

Total exceptional items, remeasurements and stranded cost recoveries	(331)	325	266

Total exceptional items after taxation	(247)	(2)	(41)
Total commodity contract remeasurements after taxation	(266)	133	37
Total derivative financial instrument remeasurements after taxation	(74)	(35)	16
Total stranded cost recoveries after taxation	256	229	254

Total exceptional items, remeasurements and stranded cost recoveries after taxation	(331)	325	266

(i)	Restructuring costs include costs related to the integration of KeySpan (£53m), planned cost reduction programmes in our UK businesses (£21m), the restructuring of our liquefied natural gas (LNG) storage facilities (£50m), and transformation related initiatives (£68m). For the year ended 31 March 2008, restructuring costs included pension related costs of £83m arising as a result of actual and planned redundancies.

(ii)	Environmental charges include £42m due to significant movements in discount rates arising from reductions in market risk free rates due to the current economic conditions together with £25m arising from changes in landfill tax legislation in the UK. For the year ended 31 March 2009, the UK charge was £37m and the US charge £41m. For 2008, the revision of cost estimates for environmental provisions resulted in a charge in the UK of £44m and a charge of £48m in the US. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

(iii)	Other costs for the year ended 31 March 2009 include an amortisation charge on acquisition-related intangibles of £5m (2008: £4m).

(iv)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of the time value of money.

(v)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. Stranded cost recoveries on a pre-tax basis consist of revenue of £435m (2008: £382m; 2007: £426m) and operating costs of £9m (2008: £3m; 2007: £3m).

(vi)	Debt restructuring costs in the year ended 31 March 2007 represent debt redemption costs related to the restructuring of our debt portfolio.

(vii)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or which are offset by adjustments to the carrying value of debt. At 31 March 2008, these remeasurements included a loss of £3m relating to pre-tax losses on investment related derivative financial instruments that offset on a post-tax basis. The tax charge in the year ended 31 March 2009 includes a £1m (2008: £11m) adjustment in respect of prior years. For the year ended 31 March 2007, remeasurements include a loss of £126m relating to pre-tax losses on investment related derivative financial instruments.

(viii)	The exceptional tax credit in the prior period of £170m arose from a reduction in the UK corporation tax rate from 30% to 28% included in the 2007 Finance Act. This resulted in a reduction in deferred tax liabilities.

(ix)	The exceptional tax charge of £49m in the period arose from a change in the UK industrial building allowance regime arising in the 2008 Finance Act. This resulted in an increase in deferred tax liabilities.

National Grid plc Annual Report and Accounts 2008/09     135

Notes to the consolidated financial statements continued

5. Pensions and other post-retirement benefits
5. Pensions and other post-retirement benefits
Substantially all National Grid’s employees are members of either defined benefit or defined contribution pension plans.
In the UK the principal schemes are the National Grid UK Pension Scheme and the National Grid section of the Electricity Supply Pension Scheme. In the US we have a number of defined benefit and defined contribution pension plans and we also provide healthcare and life insurance benefits to eligible retired US employees. The fair value of plan assets and present value of defined benefit obligations as incorporated in these financial statements are updated annually. For further details regarding the nature and terms of each scheme/plan and the actuarial assumptions used to value the associated assets and pension or other post-retirement benefit obligations, refer to note 31.
The amounts recognised in the income statement with respect to pensions and other post-retirement benefits are as follows:

	Pensions			US other post-retirement benefits
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Defined contribution scheme costs	5	5	3	–	–	–
Defined benefit scheme costs Current service cost	134	125	113	32	21	15
Past service cost	–	5	–	7	5	7
Curtailment gain on redundancies	(4)	(16)	(10)	–	(4)	–
Settlements on redundancies	–	16	–	–	–	–
Special termination benefits on redundancies	19	80	23	–	1	–
Curtailment cost – augmentations	6	3	3	–	–	–

Total in payroll costs – continuing	160	218	132	39	23	22

Curtailment gain on sale of subsidiary undertaking	–	(12)	–	–	–	–

Interest cost	1,106	912	806	144	89	63
Expected return on plan assets	(1,163)	(1,014)	(885)	(73)	(50)	(41)

Total in finance costs – continuing	(57)	(102)	(79)	71	39	22

Current service cost	2	2	2	–	1	–
Interest cost	–	–	2	–	–	–
Expected return on plan assets	–	–	(2)	–	–	–

Total in discontinued operations	2	2	2	–	1	–

The amounts recognised in the statement of recognised income and expense are as follows:

	Pensions			US other post-retirement benefits
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Actuarial net (loss)/gain during the year	(1,906)	497	357	(112)	(65)	8
Exchange differences	(141)	3	40	(408)	3	75

Total recognised for the year	(2,047)	500	397	(520)	(62)	83

Cumulative actuarial (loss)/gain	(584)	1,322	825	(203)	(91)	(26)

136     National Grid plc Annual Report and Accounts 2008/09

5. Pensions and other post-retirement benefits continued
The amounts recognised in the balance sheet with respect to pensions and other post-retirement benefits are as follows:

	Pensions			US other post-retirement benefits
	2009	2008	2007	2009	2008	2007
	£m	£m	£m	£m	£m	£m

Present value of funded obligations	(15,797)	(16,233)	(16,044)	(2,299)	(1,784)	(1,126)
Fair value of plan assets	14,797	16,536	15,468	722	737	531

	(1,000)	303	(576)	(1,577)	(1,047)	(595)
Present value of unfunded obligations	(203)	(158)	(83)	–	–	–
Other post-employment liabilities	–	–	–	(74)	(34)	(33)
Unrecognised past service cost	–	–	–	43	36	42

Net (liability)/asset in the balance sheet	(1,203)	145	(659)	(1,608)	(1,045)	(586)

Liabilities	(1,472)	(701)	(696)	(1,608)	(1,045)	(586)
Assets	269	846	37	–	–	–

Net (liability)/asset	(1,203)	145	(659)	(1,608)	(1,045)	(586)

Changes in the present value of the defined benefit obligations
Opening defined benefit obligations (including unfunded obligations)	(16,391)	(16,127)	(16,616)	(1,784)	(1,126)	(1,223)
Current service cost	(136)	(127)	(115)	(32)	(22)	(15)
Interest cost	(1,106)	(912)	(808)	(144)	(89)	(63)
Actuarial gains/(losses)	1,719	1,335	450	215	8	(4)
Curtailment gain on redundancies	4	16	10	–	4	–
Curtailment gain on sale of subsidiary undertaking	–	12	–	–	–	–
Net transfers and disposals	3	8	(1)	–	–	–
Special termination benefits	(19)	(80)	(23)	–	(1)	–
Curtailment cost – augmentations	(6)	(3)	(3)	–	–	–
Acquisition of subsidiary undertakings	–	(1,362)	(89)	–	(639)	(19)
Plan amendments	–	(5)	–	–	–	(6)
Employee contributions	(13)	(15)	(14)	–	–	–
Benefits paid (including unfunded obligations)	1,003	875	845	116	78	62
Transferred to liabilities of businesses held for sale	–	–	48	–	–	–
Exchange adjustments	(1,058)	(6)	189	(670)	3	142

Closing defined benefit obligations (including unfunded obligations)	(16,000)	(16,391)	(16,127)	(2,299)	(1,784)	(1,126)

Changes in the fair value of plan assets
Opening fair value of plan assets	16,536	15,468	15,341	737	531	568
Expected return on plan assets	1,163	1,014	887	73	50	41
Actuarial (losses)/gains	(3,625)	(838)	(93)	(327)	(73)	12
Assets distributed on settlements and transfers	–	(16)	–	–	–	–
Transfers (out)/in	(3)	(8)	1	–	–	–
Employer contributions	799	465	276	93	46	28
Employee contributions	13	15	14	–	–	–
Acquisition of subsidiary undertakings	–	1,302	82	–	259	7
Benefits paid	(1,003)	(875)	(845)	(116)	(76)	(58)
Transferred to liabilities of businesses held for sale	–	–	(46)	–	–	–
Exchange adjustments	917	9	(149)	262	–	(67)

Closing fair value of plan assets	14,797	16,536	15,468	722	737	531

Actual return on plan assets	(2,462)	176	794	(254)	(23)	53

Expected contributions to defined benefit plans in the following year	552	581	307	123	128	27

National Grid plc Annual Report and Accounts 2008/09     137

Notes to the consolidated financial statements continued

6. Finance income and costs

	2009	2008 *	2007
	£m	£m	£m

Interest income and similar income
Expected return on pension and other post-retirement benefit plan assets	1,236	1,064	926
Interest income on financial instruments:
Interest income from bank deposits and other financial assets	60	209	214
Interest receivable on finance leases	1	2	3
Gains transferred from equity on disposal of available-for-sale investments	18	–	1

	1,315	1,275	1,144

Interest expense and other finance costs
Before exceptional items and remeasurements	(2,465)	(2,045)	(1,691)
Exceptional items and remeasurements	(84)	(16)	(217)

	(2,549)	(2,061)	(1,908)

Net finance costs	(1,234)	(786)	(764)

Interest expense and other finance costs comprise the following:
Interest on pension and other post-retirement benefit plan obligations	(1,250)	(1,001)	(869)
Interest expense on financial liabilities held at amortised cost:
Interest on bank loans and overdrafts	(136)	(71)	(48)
Interest on other borrowings	(1,135)	(990)	(768)
Interest on finance leases	(14)	(11)	(1)
Exceptional debt redemption costs	–	–	(45)
Interest on derivatives	5	(46)	(54)
Unwinding of discounts on provisions	(68)	(45)	(21)
Less: Interest capitalised (i)	133	119	70

Interest expense and other finance costs before exceptional items and remeasurements	(2,465)	(2,045)	(1,736)

Net gains/(losses) on derivative financial instruments included in remeasurements:
Ineffectiveness on derivatives designated as fair value hedges (ii)	(34)	1	18
Ineffectiveness on derivatives designated as cash flow hedges	(18)	13	–
Ineffectiveness on derivatives designated as net investment hedges	(2)	14	25
On undesignated forward rate risk relating to derivatives designated as net investment hedges	112	(53)	(82)
On derivatives not designated as hedges or ineligible for hedge accounting (iii)	(140)	18	(114)
Financial element of remeasurements on commodity contracts	(2)	(9)	(19)

Net losses on derivative financial instruments included in remeasurements (iv)	(84)	(16)	(172)

Interest expense and other finance costs after exceptional items and remeasurements	(2,549)	(2,061)	(1,908)

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)

(i)	Interest on funding attributable to assets in the course of construction was capitalised during the year at a rate of 5.7% (2008: 6.3%; 2007: 5.6%).

(ii)	Includes a net gain on instruments designated as fair value hedges of £382m (2008: £87m gain; 2007: £100m loss) less a net loss of £416m (2008: £86m loss; 2007: £118m gain) arising from fair value adjustments to the carrying value of debt.

(iii)	Includes a loss of £nil (2008: £3m; 2007: £126m) relating to pre-tax losses on investment related derivative financial instruments which offset on a post-tax basis.

(iv)	Includes a net foreign exchange loss on financing activities of £1,500m (2008: £885m loss; 2007: £122m gain). These amounts are offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.

138     National Grid plc Annual Report and Accounts 2008/09

7. Taxation
Taxation on items charged/(credited) to the income statement

	2009	2008	*	2007
	£m	£m		£m

Taxation before exceptional items, remeasurements and stranded cost recoveries	517	579		442

Exceptional tax items (see note 4)	49	(170)		–
Taxation on other exceptional items, remeasurements and stranded cost recoveries	(94)	198		(1)

Taxation on total exceptional items, remeasurements and stranded cost recoveries (see note 4)	(45)	28		(1)

Total tax charge	472	607		441

Taxation as a percentage of profit before taxation

	2009	2008	*	2007
	%	%		%

Before exceptional items, remeasurements and stranded cost recoveries	29.2	31.7		29.7
After exceptional items, remeasurements and stranded cost recoveries	33.9	27.8		25.2

The tax charge for the year can be analysed as follows:

	2009	2008	*	2007
	£m	£m		£m

United Kingdom
Corporation tax at 28% (2008: 30%; 2007: 30%)	37	214		66
Corporation tax adjustment in respect of prior years (i)	(54)	(156)		(28)
Deferred tax	339	42		168
Deferred tax adjustment in respect of prior years (ii)	–	67		9

	322	167		215

Overseas
Corporate tax	105	209		109
Corporate tax adjustment in respect of prior years	38	31		(149)
Deferred tax	37	191		207
Deferred tax adjustment in respect of prior years	(30)	9		59

	150	440		226

Total tax charge	472	607		441

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)

(i)	The UK corporation tax adjustment in respect of prior years includes a £2m credit (2008: £9m charge; 2007: £51m credit) that relates to exceptional items, remeasurements and stranded cost recoveries.

(ii)	The UK deferred tax adjustment in respect of prior years includes a £1m charge (2008: £2m charge; 2007: £5m credit) that relates to exceptional items, remeasurements and stranded cost recoveries.
Taxation on items (credited)/charged to equity

	2009	2008	2007
	£m	£m	£m

Corporation tax credit on share-based payments	(2)	(7)	(2)
Deferred tax (credit)/charge on available-for-sale investments	(7)	(2)	1
Deferred tax (credit)/charge on revaluation of cash flow hedges	(19)	(2)	10
Deferred tax charge/(credit) on share-based payments	3	12	(11)
Deferred tax (credit)/charge on actuarial (losses)/gains	(678)	98	70

	(703)	99	68

Total tax (credit)/charge recognised in the consolidated statement of recognised income and expense	(704)	94	81
Total tax charge/(credit) relating to share-based payments recognised directly in equity	1	5	(13)

	(703)	99	68

National Grid plc Annual Report and Accounts 2008/09     139

Notes to the consolidated financial statements continued

7. Taxation continued
The tax charge for the year after exceptional items, remeasurements and stranded cost recoveries is higher (2008: lower; 2007: lower) than the standard rate of corporation tax in the UK of 28% (2008: 30%; 2007: 30%). The differences are explained below:

	Before	After	Before	After	Before	After
	exceptional	exceptional	exceptional	exceptional	exceptional	exceptional
	items,	items,	items,	items,	items,	items,
	remeasurements	remeasurements	remeasurements	remeasurements	remeasurements	remeasurements
	and stranded	and stranded	and stranded	and stranded	and stranded	and stranded
	cost recoveries	cost recoveries	cost recoveries	cost recoveries	cost recoveries	cost recoveries
	2009	2009	2008 *	2008 *	2007	2007
	£m	£m	£m	£m	£m	£m

Profit before taxation
Before exceptional items, remeasurements and stranded cost recoveries	1,770	1,770	1,829	1,829	1,486	1,486
Exceptional items, remeasurements and stranded cost recoveries	–	(376)	–	353	–	265

Profit before taxation from continuing operations	1,770	1,394	1,829	2,182	1,486	1,751

Profit from continuing operations multiplied by rate of corporation tax in the UK of 28% (2008: 30%; 2007: 30%)	496	390	549	655	446	525
Effects of:
Adjustments in respect of prior years	(45)	(46)	(60)	(49)	(53)	(109)
Expenses not deductible for tax purposes	76	82	102	117	44	111
Non-taxable income	(35)	(34)	(75)	(51)	(61)	(154)
Adjustment in respect of foreign tax rates	38	32	25	67	22	70
Impact of share-based payments	1	1	2	2	9	9
Remeasurement of deferred tax – change in UK tax rate	–	–	–	(170)	–	–
Other	(14)	47	36	36	35	(11)

Total taxation from continuing operations	517	472	579	607	442	441

	%	%	%	%	%	%

Effective income tax rate	29.2	33.9	31.7	27.8	29.7	25.2

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
Factors that may affect future tax charges
A number of changes to the UK corporation tax system were announced in the April 2009 Budget Statement which are expected to be enacted in the Finance Act 2009.
The changes announced to the UK corporation tax system include temporary changes to the capital allowances regime and the introduction of a system for taxing foreign profits which is expected to bring in a dividend exemption and a worldwide debt cap.
The dividend exemption is likely to be available for both UK and foreign distributions, falling within an exempt classification, received on or after 1 July 2009. This is not expected to have a material effect on our future tax charge.
The worldwide debt cap is likely to restrict the amount of finance expense available for UK tax purposes, based on the consolidated finance expense, and is expected to apply for accounting periods ending 31 March 2011 onwards. We are in the process of evaluating the impact the worldwide debt cap will have on our future tax charge.
These changes have not been substantively enacted as at the balance sheet date and therefore have not been reflected in these financial statements.
In addition, a number of changes to the US tax system have also been signed into law as part of the US stimulus package. It is not expected that these changes will affect the Company’s overall future tax charge but, similar to the UK’s temporary changes to its capital allowances regime, they are expected to have a positive impact on the Company and its subsidiaries’ tax cash flow.

140     National Grid plc Annual Report and Accounts 2008/09

8. Discontinued operations
Discontinued operations are businesses that have been sold, or which are held for sale. Discontinued operations comprise the Ravenswood generation station in New York City and the engineering and communications operations in the US acquired as part of the KeySpan acquisition. The Ravenswood generation station was sold on 26 August 2008, KeySpan Communications was sold on 25 July 2008 and one of our KeySpan engineering companies was sold on 11 July 2008. Subsequent to the year end two further engineering companies were sold.
For comparative periods, discontinued operations also include our former wireless infrastructure operations in the UK and US, and the Basslink electricity interconnector in Australia. The wireless infrastructure operations in the UK and US were sold on 3 April 2007 and 15 August 2007 respectively, while the Basslink electricity interconnector business was sold on 31 August 2007.
Results of discontinued operations

	2009	2008	2007
	£m	£m	£m

Revenue	97	201	383
Operating costs	(84)	(166)	(321)

Operating profit before exceptional items, remeasurements and stranded cost recoveries	13	35	117
Exceptional items (i)	–	–	(55)

Total operating profit from discontinued operations	13	35	62
Net finance costs before remeasurement finance income	–	–	(2)
Remeasurement finance income (ii)	–	8	37

Profit before tax from discontinued operations	13	43	97
Taxation	(4)	(7)	(11)

Profit after tax from discontinued operations	9	36	86

Gain on disposal of Ravenswood	27	–	–
Gain on disposal of UK and US wireless operations	–	1,506	–
Gain on disposal of Basslink	–	80	–

Gain on disposal of discontinued operations before tax	27	1,586	–
Taxation (iii)	(11)	(4)	–

Gain on disposal of discontinued operations	16	1,582	–

Total profit for the year from discontinued operations
Before exceptional items, remeasurements and stranded cost recoveries	9	28	104
Exceptional items, remeasurements and stranded cost recoveries	16	1,590	(18)

	25	1,618	86

(i)	The exceptional item for the year ended 31 March 2007 reflects an impairment of goodwill within the US wireless infrastructure operations.

(ii)	Remeasurement finance income for the year ended 31 March 2008 comprised £8m of mark-to-market gains on financial instruments (2007: £13m) and for the year ended 31 March 2007 an additional £24m relating to the recognition of gains on the termination of a hedging arrangement.

(iii)	The tax charge for the year ended 31 March 2009 includes a current tax charge of £564m offset by a deferred tax credit of £564m.
9. Dividends
The following table shows the dividends paid to equity shareholders:

	2009		2008		2007
	pence		pence		pence
	(per ordinary	2009	(per ordinary	2008	(per ordinary	2007
	share)	£m	share)	£m	share)	£m

Ordinary dividends:
Interim dividend for the year ended 31 March 2009	12.64	307	–	–	–	–
Final dividend for the year ended 31 March 2008	21.30	531	–	–	–	–
Interim dividend for the year ended 31 March 2008	–	–	11.70	300	–	–
Final dividend for the year ended 31 March 2007	–	–	17.80	480	–	–
Interim dividend for the year ended 31 March 2007	–	–	–	–	10.90	297
Final dividend for the year ended 31 March 2006	–	–	–	–	15.90	433

	33.94	838	29.50	780	26.80	730

In addition, the Directors are proposing a final dividend for 2009 of 23.00p per share that will absorb approximately £560m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 19 August 2009 to shareholders who are on the register of members at 5 June 2009. A scrip dividend alternative (ie shares in lieu of cash) will be offered subject to shareholders’ approval at the Annual General Meeting.

National Grid plc Annual Report and Accounts 2008/09     141

Notes to the consolidated financial statements continued

10. Earnings per share
Earnings per ordinary share have been calculated by dividing the profit for the year attributable to equity shareholders of the parent company by the weighted average number of ordinary shares in issue during the year.
Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company as described in accounting policy T. For further details of exceptional items, remeasurements and stranded cost recoveries, refer to note 4.
Diluted earnings per share have been calculated by dividing the net profit attributable to ordinary equity shareholders by the diluted weighted average number of ordinary shares outstanding during the year, adjusted to reflect the dilutive effect of the employee share plan.
(a) Basic earnings per share

		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	2009	2009	2008 *	2008 *	2007	2007
	£m	pence	£m	pence	£m	pence

Adjusted earnings – continuing operations	1,250	50.9	1,247	47.8	1,042	38.3
Exceptional items after taxation	(247)	(10.1)	(2)	(0.1)	(41)	(1.5)
Commodity contract remeasurements after taxation	(266)	(10.8)	133	5.1	37	1.3
Derivative financial instrument remeasurements after taxation	(74)	(3.0)	(35)	(1.3)	16	0.6
Stranded cost recoveries after taxation	256	10.4	229	8.8	254	9.4

Earnings – continuing operations	919	37.4	1,572	60.3	1,308	48.1

Adjusted earnings – discontinued operations	9	0.4	28	1.1	104	3.8
Gain on disposal of operations after taxation	16	0.7	1,582	60.6	–	–
Other exceptional items and remeasurements	–	–	8	0.3	(18)	(0.6)

Earnings – discontinued operations	25	1.1	1,618	62.0	86	3.2

Earnings	944	38.5	3,190	122.3	1,394	51.3

		2009		2008		2007
		millions		millions		millions

Weighted average number of shares – basic		2,455		2,609		2,719

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
(b) Diluted earnings per share

		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	2009	2009	2008 *	2008 *	2007	2007
	£m	pence	£m	pence	£m	pence

Adjusted diluted earnings – continuing operations	1,250	50.6	1,247	47.5	1,042	38.1
Exceptional items after taxation	(247)	(10.1)	(2)	(0.1)	(41)	(1.5)
Commodity contract remeasurements after taxation	(266)	(10.8)	133	5.1	37	1.3
Derivative financial instrument remeasurements after taxation	(74)	(3.0)	(35)	(1.3)	16	0.6
Stranded cost recoveries after taxation	256	10.4	229	8.7	254	9.3

Diluted earnings – continuing operations	919	37.1	1,572	59.9	1,308	47.8

Adjusted diluted earnings – discontinued operations	9	0.4	28	1.1	104	3.8
Gain on disposal of operations after taxation	16	0.7	1,582	60.3	–	–
Other exceptional items and remeasurements	–	–	8	0.3	(18)	(0.7)

Diluted earnings – discontinued operations	25	1.1	1,618	61.7	86	3.1

Diluted earnings	944	38.2	3,190	121.6	1,394	50.9

		2009		2008		2007
		millions		millions		millions

Weighted average number of shares – diluted		2,472		2,624		2,737

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
(c) Reconciliation of basic to diluted average number of shares

	2009	2008	2007
	millions	millions	millions

Weighted average number of ordinary shares – basic	2,455	2,609	2,719
Effect of dilutive potential ordinary shares – employee share plan	17	15	18

Weighted average number of ordinary shares – diluted	2,472	2,624	2,737

142     National Grid plc Annual Report and Accounts 2008/09

11. Goodwill

£m

Cost at 1 April 2007	1,480
Exchange adjustments	23
Acquisition of subsidiary undertakings (see note 28)*	2,401

Cost at 31 March 2008*	3,904
Exchange adjustments	1,487

Cost at 31 March 2009	5,391

Net book value at 31 March 2009	5,391

Net book value at 31 March 2008*	3,904

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
The amounts disclosed above as at 31 March 2009 include balances relating to our US gas operations of £3,251m (2008: £2,355m), our New England electricity distribution operations of £931m (2008: £674m), our operations run by our subsidiary Niagara Mohawk Power Corporation (NIMO) of £949m (2008: £687m) and our New England transmission operations of £260m (2008: £188m).
Goodwill is reviewed annually for impairment.
The recoverability of goodwill at 31 March 2009 has been assessed by comparing the carrying amount of our operations described above (our cash generating units) with the expected recoverable amount on a value-in-use basis. In each assessment the value-in-use has been calculated based on our five year plan projections that incorporate our best estimates of future cash flows, customer rates, costs, future prices and growth. Such projections reflect our current regulatory rate plans taking into account regulatory arrangements to allow for future rate plan filings and recovery of investment. For much of the five year plan period our regulatory rate plans have been agreed with regulators. Our five year plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.
Projections for the next five years are extrapolated into the future by using a growth rate of 3%. The growth rate has been determined having regard to long-term historical data on growth in US real gross domestic product (GDP). Based on our business’s place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time.
Cash flow projections have been discounted to reflect the time value of money, using an effective pre-tax discount rate of 10% (2008: 9%). The discount rate represents the estimated weighted average cost of capital of these operations.
While it is conceivable that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable changes to key assumptions would result in an impairment of goodwill, such is the margin by which the estimated fair value exceeds the carrying amount.

National Grid plc Annual Report and Accounts 2008/09     143

Notes to the consolidated financial statements continued

12. Other intangible assets

		Acquisition-
	Software	related	Other	Total
	£m	£m	£m	£m

Non-current
Cost at 1 April 2007	286	–	24	310
Exchange adjustments	2	–	2	4
Acquisition of subsidiary undertakings (see note 28)*	42	92	–	134
Additions	44	–	1	45
Disposals	(1)	–	–	(1)

Cost at 31 March 2008*	373	92	27	492
Exchange adjustments	32	37	1	70
Additions	78	–	–	78
Reclassifications (i)	50	–	(12)	38
Disposals	(8)	–	–	(8)

Cost at 31 March 2009	525	129	16	670

Amortisation at 1 April 2007	165	–	1	166
Exchange adjustments	1	–	–	1
Amortisation charge for the year	48	4	2	54

Amortisation at 31 March 2008	214	4	3	221
Exchange adjustments	12	1	1	14
Amortisation charge for the year	59	5	5	69
Reclassifications (i)	5	–	(1)	4
Disposals	(8)	–	–	(8)

Amortisation at 31 March 2009	282	10	8	300

Net book value at 31 March 2009	243	119	8	370

Net book value at 31 March 2008*	159	88	24	271

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)

(i)	Primarily represents reclassifications from other receivables and between categories.

144     National Grid plc Annual Report and Accounts 2008/09

13. Property, plant and equipment

			Assets	Motor
		Plant	in the	vehicles
	Land and	and	course of	and office
	buildings	machinery	construction	equipment	Total
	£m	£m	£m	£m	£m

Cost at 1 April 2007	778	25,466	1,972	771	28,987
Exchange adjustments	3	17	1	–	21
Additions	39	599	2,307	64	3,009
Acquisition of subsidiary undertakings (see note 28)*	347	2,797	129	7	3,280
Disposals	(40)	(135)	–	(56)	(231)
Reclassifications (i)	25	1,840	(1,783)	57	139

Cost at 31 March 2008*	1,152	30,584	2,626	843	35,205
Exchange adjustments	280	3,903	107	2	4,292
Additions	43	2,026	1,005	90	3,164
Disposals	(20)	(204)	(12)	(31)	(267)
Reclassifications	49	1,207	(1,241)	(15)	–

Cost at 31 March 2009	1,504	37,516	2,485	889	42,394

Depreciation at 1 April 2007	192	9,433	–	467	10,092
Exchange adjustments	1	6	–	–	7
Depreciation charge for the year (ii)	26	853	–	75	954
Disposals	(17)	(113)	–	(49)	(179)

Depreciation at 31 March 2008	202	10,179	–	493	10,874
Exchange adjustments	18	1,050	–	3	1,071
Depreciation charge for the year (ii)	36	958	–	83	1,077
Impairment charge for the year	–	29	–	–	29
Disposals	(19)	(157)	–	(26)	(202)
Reclassifications	5	25	–	(30)	–

Depreciation at 31 March 2009	242	12,084	–	523	12,849

Net book value at 31 March 2009	1,262	25,432	2,485	366	29,545

Net book value at 31 March 2008*	950	20,405	2,626	350	24,331

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)

(i)	Reclassifications included an amount of £139m transferred to trade and other payables, and other non-current liabilities.

(ii)	Includes amounts in respect of capitalised depreciation of £19m (2008: £14m).
The net book value of land and buildings comprised:

	2009	2008	*
	£m	£m

Freehold	1,191	904
Long leasehold (over 50 years)	5	5
Short leasehold (under 50 years)	66	41

	1,262	950

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
The cost of property, plant and equipment at 31 March 2009 included £822m (2008: £674m) relating to interest capitalised.
Included within trade and other payables and other non-current liabilities at 31 March 2009 are contributions to the cost of property, plant and equipment amounting to £37m (2008: £31m) and £1,449m (2008: £1,228m) respectively.
The carrying value of property, plant and equipment held under finance leases at 31 March 2009 was £240m (2008: £193m). Additions during the year included £19m (2008: £26m) of property, plant and equipment held under finance leases.

National Grid plc Annual Report and Accounts 2008/09     145

Notes to the consolidated financial statements continued

14. Other non-current assets

	2009	2008	*
	£m	£m

Lease receivables	–	4
Prepayments	6	7
Other receivables	92	95
Commodity contract assets	8	58

	106	164

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
There is no material difference between the fair value and the carrying value of other non-current assets.
For further information on commodity contract assets, refer to note 34. Other receivables include a £61m (2008: £65m) receivable from the Long Island Power Authority.
15. Financial and other investments

	2009	2008
	£m	£m

Non-current
Available-for-sale investments	193	180
Investments in joint ventures and associates	168	71

	361	251

Current
Available-for-sale investments	2,038	2,062
Loans and receivables	159	33

	2,197	2,095

Total financial and other investments	2,558	2,346

Financial and other investments include the following:
Investments in short-term money funds	1,758	1,803
UK managed investments in equity and bonds	240	224
US managed investments in equity and bonds	123	107
Restricted cash balances
Collateral	159	17
Other	–	10
Cash surrender value of life insurance policies	102	101
Investment in joint ventures and associates	168	71
Other investments	8	13

	2,558	2,346

Available-for-sale investments are recorded at fair value. Due to their short maturities the carrying value of loans and receivables approximates their fair value.
The maximum exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our treasury-related credit risk, refer to note 33. None of the financial investments are past due or impaired.

146     National Grid plc Annual Report and Accounts 2008/09

16. Deferred tax assets and liabilities
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:
Deferred tax (assets)/liabilities

			Pensions
			and other
	Accelerated	Share-	post-		Other net
	tax	based	retirement	Financial	temporary
	depreciation	payments	benefits	instruments	differences	Total
	£m	£m	£m	£m	£m	£m

Deferred tax assets at 31 March 2007	(4)	(29)	(532)	(9)	(452)	(1,026)
Deferred tax liabilities at 31 March 2007	3,290	–	65	30	30	3,415

At 1 April 2007	3,286	(29)	(467)	21	(422)	2,389
Exchange adjustments	(1)	–	–	–	11	10
Charged/(credited) to income statement (i)	123	–	(9)	(2)	196	308
Charged/(credited) to equity	–	12	98	(4)	–	106
Acquisition of subsidiary undertakings (note 28)*	389	–	(250)	(1)	305	443
Other	(2)	1	2	–	2	3

At 31 March 2008*	3,795	(16)	(626)	14	92	3,259

Deferred tax assets at 31 March 2008*	(2)	(16)	(875)	(17)	(382)	(1,292)
Deferred tax liabilities at 31 March 2008*	3,797	–	249	31	474	4,551

At 1 April 2008*	3,795	(16)	(626)	14	92	3,259
Exchange adjustments	471	–	(303)	3	7	178
(Credited)/charged to income statement (i)	(257)	(1)	219	5	(184)	(218)
Charged/(credited) to equity	–	3	(678)	(26)	–	(701)
Other	288	1	–	–	(283)	6

At 31 March 2009	4,297	(13)	(1,388)	(4)	(368)	2,524

Deferred tax assets at 31 March 2009	(2)	(13)	(1,457)	(33)	(504)	(2,009)
Deferred tax liabilities at 31 March 2009	4,299	–	69	29	136	4,533

	4,297	(13)	(1,388)	(4)	(368)	2,524

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)

(i)	Deferred tax credited to the income statement includes a £564m tax credit (2008: £1m tax credit) reported within profit for the year from discontinued operations.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is intention to settle the balances net. The following is an analysis of the deferred tax balances (after offset) for balance sheet purposes:

	2009	2008	*
	£m	£m

Deferred tax liabilities	2,661	3,259
Deferred tax assets	(137)	–

	2,524	3,259

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
At the balance sheet date there were no material current deferred tax assets or liabilities (2008: £nil).
Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

	2009	2008
	£m	£m

Capital losses	214	220
Non-trade deficits	2	10
Trading losses	4	–

The trading losses arise overseas and are available to carry forward for nine years and set off against future overseas profits and will expire on 31 March 2017. In addition, the capital losses and non-trade deficits arise in the UK and are available to carry forward indefinitely. However, the capital losses can only be offset against specific types of future capital gains and non-trade deficits against specific future non-trade profits.
The aggregate amount of temporary differences associated with the unremitted earnings of overseas subsidiaries and joint ventures for which deferred tax liabilities have not been recognised at the balance sheet date is approximately £1,137m (2008: £930m). No liability is recognised in respect of the differences because the Company and its subsidiaries are in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

National Grid plc Annual Report and Accounts 2008/09     147

Notes to the consolidated financial statements continued

17. Derivative financial instruments
Our use of derivatives may entail a derivative transaction qualifying for one or more hedge type designations under IAS 39. For further information and a detailed description of our derivative financial instruments and hedge type designations, refer to note 32. The fair value amounts by designated hedge type can be analysed as follows:

	2009			2008
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m

Fair value hedges
Interest rate swaps	193	–	193	23	(8)	15
Cross-currency interest rate swaps	899	(26)	873	271	(43)	228

	1,092	(26)	1,066	294	(51)	243

Cash flow hedges
Interest rate swaps	5	(94)	(89)	49	(76)	(27)
Cross-currency interest rate swaps	1,056	(5)	1,051	609	(8)	601
Foreign exchange forward contracts	–	–	–	16	(7)	9

	1,061	(99)	962	674	(91)	583

Net investment hedges
Cross-currency interest rate swaps	55	(1,033)	(978)	362	(49)	313
Foreign exchange forward contracts	62	–	62	–	(20)	(20)

	117	(1,033)	(916)	362	(69)	293

Derivatives not in a formal hedge relationship
Interest rate swaps	247	(257)	(10)	76	(100)	(24)
Interest rate swaptions	–	–	–	–	(6)	(6)
Cross-currency interest rate swaps	67	(9)	58	4	–	4
Foreign exchange forward contracts	32	(1)	31	–	–	–
Forward rate agreements	–	(16)	(16)	–	–	–
Other	11	–	11	–	–	–

	357	(283)	74	80	(106)	(26)

	2,627	(1,441)	1,186	1,410	(317)	1,093

Hedge positions offset within derivative instruments	(501)	501	–	116	(116)	–

Total	2,126	(940)	1,186	1,526	(433)	1,093

The maturity of derivative financial instruments is as follows:

	2009			2008
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m

In one year or less	593	(307)	286	463	(114)	349

Current	593	(307)	286	463	(114)	349

In more than one year, but not more than two years	44	(28)	16	104	(3)	101
In more than two years, but not more than three years	259	(229)	30	113	(21)	92
In more than three years, but not more than four years	128	(48)	80	358	(68)	290
In more than four years, but not more than five years	281	(113)	168	170	(36)	134
In more than five years	821	(215)	606	318	(191)	127

Non-current	1,533	(633)	900	1,063	(319)	744

	2,126	(940)	1,186	1,526	(433)	1,093

For each class of derivative the sterling equivalent notional value of the pay leg is as follows:

	2009	2008
	£m	£m

Interest rate swaps	(12,382)	(10,105)
Interest rate swaptions	–	(202)
Cross-currency interest rate swaps	(10,701)	(7,120)
Foreign exchange forward contracts	(2,802)	(2,020)
Forward rate agreements	(10,388)	–
Other	(758)	–

Total	(37,031)	(19,447)

148     National Grid plc Annual Report and Accounts 2008/09

18. Inventories and current intangible assets

	2009	2008	*
	£m	£m

Raw materials and consumables	163	116
Work in progress	13	16
Fuel stocks	341	178
Current intangible assets – emission allowances	39	128

	556	438

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
The amount of inventories consumed and recognised within operating costs during the year was £1,068m (2008: £446m; 2007: £97m). The above table includes a £15m provision for obsolescence as at 31 March 2009 (2008: £4m).
19. Trade and other receivables

	2009	2008	*
	£m	£m

Trade receivables	1,569	1,158
Other receivables	47	80
Commodity contract assets	41	78
Prepayments and accrued income	1,015	949

	2,672	2,265

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
Trade receivables are non interest-bearing and generally have a 30-90 day term. Due to their short maturities, the fair value of trade and other receivables approximates their book value. Commodity contract assets are recorded at fair value. For further details of commodity risk, refer to note 34. All other receivables are recorded at amortised cost.
Provision for impairment of receivables

	2009	2008 *
	£m	£m

At 1 April	159	102
Exchange adjustments	72	(1)
Charge for the year, net of recoveries	206	108
Acquisition of subsidiary undertaking	–	41
Uncollectable amounts written off against receivables	(134)	(91)

At 31 March	303	159

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
As at 31 March 2009, trade receivables of £283m (2008: £188m) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2009	2008
	£m	£m

Up to 3 months past due	160	100
3 to 6 months past due	45	36
Over 6 months past due	78	52

	283	188

For further information on our wholesale and retail credit risk, refer to note 33. For further information on our commodity risk, refer to note 34.

National Grid plc Annual Report and Accounts 2008/09     149

Notes to the consolidated financial statements continued

20. Cash and cash equivalents

	2009	2008
	£m	£m

Cash at bank	87	93
Short-term deposits	650	81

Cash and cash equivalents excluding bank overdrafts	737	174
Bank overdrafts	(17)	(10)

Net cash and cash equivalents	720	164

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair values.
Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements, and earn interest at the respective short-term deposit rates.
Net cash and cash equivalents held in currencies other than sterling have been converted into sterling at year-end exchange rates. For further information on currency exposures, refer to note 33.
At 31 March 2009, £52m (2008: £61m) of cash and cash equivalents were restricted. This primarily relates to cash held in insurance captive companies.
21. Borrowings
The following table analyses borrowings, including bank overdrafts:

	2009	2008
	£m	£m

Current
Bank loans	604	502
Bonds	1,826	2,545
Commercial paper	766	562
Finance leases	33	256
Other loans	7	7
Bank overdrafts	17	10

	3,253	3,882

Non-current
Bank loans	3,140	1,541
Bonds	20,002	15,287
Finance leases	205	165
Other loans	193	128

	23,540	17,121

Total borrowings	26,793	21,003

Total borrowings are repayable as follows:

	2009	2008
	£m	£m

In one year or less	3,253	3,882
In more than one year, but not more than two years	2,014	1,386
In more than two years, but not more than three years	2,543	1,413
In more than three years, but not more than four years	1,400	1,700
In more than four years, but not more than five years	2,457	1,302
In more than five years:
by instalments	76	78
other than by instalments	15,050	11,242

	26,793	21,003

The fair value of borrowings at 31 March 2009 was £25,230m (2008: £20,208m). Market values, where available, have been used to determine fair value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2009 was £26,619m (2008: £21,143m).

150     National Grid plc Annual Report and Accounts 2008/09

21. Borrowings continued
Charges over property, plant and other assets were provided as collateral over borrowings totalling £493m at 31 March 2009 (2008: £388m).
Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £473m (2008: £345m) in respect of cash received under collateral agreements. Cash placed under collateral agreements is shown in note 15.
Obligations under finance leases at the balance sheet dates are analysed as follows:

	2009	2008
	£m	£m

Gross finance lease liabilities repayable as follows:
In one year or less	46	266
In more than one year, but not more than five years	148	120
In more than five years	124	99

	318	485

Less: finance charges allocated to future periods	(80)	(64)

	238	421

The present value of finance lease liabilities is as follows:
In one year or less	33	256
In more than one year, but not more than five years	117	94
In more than five years	88	71

	238	421

For further details of our bonds in issue and borrowing facilities, refer to note 35.
22. Trade and other payables

	2009	2008	*
	£m	£m

Trade payables	1,653	1,708
Commodity contract liabilities	203	36
Social security and other taxes	111	114
Other payables	650	518
Deferred income	218	104

	2,835	2,480

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
Due to their short maturities, the fair value of trade and other payables (excluding deferred income) approximates their book value. Commodity contract liabilities are recorded at fair value. For further details of commodity risk, refer to note 34. All other trade and other payables are recorded at amortised cost.
23. Other non-current liabilities

	2009	2008
	£m	£m

Commodity contract liabilities	156	88
Other payables	396	347
Deferred income	1,540	1,286

	2,092	1,721

Commodity contract liabilities are recorded at fair value. For further details of commodity risk, refer to note 34. All other non-current liabilities are recorded at amortised cost. There is no material difference between the fair value and the carrying value of other non-current liabilities.

National Grid plc Annual Report and Accounts 2008/09     151

Notes to the consolidated financial statements continued

24. Provisions

	Decom-	Environ-				Total
	missioning	mental	Emissions	Restructuring	Other	provisions
	£m	£m	£m	£m	£m	£m

At 1 April 2007	70	372	1	56	95	594
Exchange adjustments	–	3	2	–	1	6
Acquisition of subsidiary undertakings*	23	390	111	–	180	704
Additions	5	124	5	25	17	176
Unused amounts reversed	(4)	(14)	(1)	–	(5)	(24)
Unwinding of discount*	6	31	–	–	8	45
Utilised	(13)	(69)	(4)	(15)	(3)	(104)

At 31 March 2008*	87	837	114	66	293	1,397
Exchange adjustments	33	240	33	–	73	379
Additions	4	101	6	43	28	182
Unused amounts reversed	(3)	(23)	(9)	–	–	(35)
Unwinding of discount	2	58	–	–	8	68
Utilised	(15)	(109)	(119)	(9)	(40)	(292)

At 31 March 2009	108	1,104	25	100	362	1,699

Provisions have been analysed as current and non-current as follows:

	2009	2008	*
	£m	£m

Current	248	375
Non-current	1,451	1,022

	1,699	1,397

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
Decommissioning provision
The decommissioning provision of £108m at 31 March 2009 (2008: £87m) primarily represented the net present value of the estimated expenditure (discounted at a nominal rate of 6%) expected to be incurred in respect of the decommissioning of certain nuclear generating units. It also included £47m (2008: £33m) relating to other asset retirement obligations. Expenditure is expected to be incurred between financial years 2010 and 2061.
Environmental provision
The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings. The environmental provision is comprised as follows:

	2009		2008
	Discounted	Undiscounted	Discounted	Undiscounted	Nominal
	£m	£m	£m	£m	discount rate

UK gas site decontamination (i)	226	317	192	280	5.0%
US sites (ii)	876	1,272	643	963	5.5%
Other (iii)	2	2	2	2	n/a

	1,104	1,591	837	1,245

(i)	Represents the statutory decontamination costs of old gas manufacturing sites in the UK. The anticipated timing of the cash flows for statutory decontamination cannot be predicted with certainty, but they are expected to be incurred over the financial years 2010 to 2058 with some 50% of the spend over the next six years.

There are a number of uncertainties that affect the calculation of the provision for UK gas site decontamination, including the impact of regulation, the accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. We have made our best estimate of the financial effect of these uncertainties in the calculation of the provision, but future material changes in any of the assumptions could materially impact on the calculation of the provision and hence the income statement.

The undiscounted amount of the provision is the undiscounted best estimate of the liability having regard to the uncertainties above.

(ii)	The remediation expenditure in the US is expected to be incurred between financial years 2010 and 2059. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK gas decontamination. However, unlike the UK, with the exception of immaterial amounts of such costs, this expenditure is expected to be recoverable from rate payers under the terms of various rate agreements in the US.

(iii)	The remainder of the environmental provision relates to the expected cost of remediation of certain other sites in the UK. This is expected to be utilised within the next five years and there is no material difference between the discounted and undiscounted amounts.

152     National Grid plc Annual Report and Accounts 2008/09

24. Provisions continued
Emissions provision
The provision for emission costs is expected to be settled using emissions allowances granted.
Restructuring provision
At 31 March 2009, £30m of the total restructuring provision (2008: £32m) consisted of provisions for the disposal of surplus leasehold interests and rates payable on surplus properties. The remainder of the restructuring provision related to business reorganisation costs in the UK, to be paid during 2009 and 2010.
Other provisions
Other provisions at 31 March 2009 included £61m (2008: £52m) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date. Other provisions at 31 March 2009 also included £12m (2008: £17m) in respect of the sales of four UK gas distribution networks relating to property transfer costs; and £13m (2008: £11m) in respect of obligations associated with investments in joint ventures.
As at 31 March 2009 other provisions also included a £219m (2008: £165m) onerous lease provision. The associated operating lease related to the Ravenswood generation station but the lease commitment remained with National Grid following the sale of Ravenswood.
25. Share capital
25. Share capital

	Allotted, called up
	and fully paid
Ordinary shares	millions	£m

At 31 March 2006	2,720	310
Issued during the year	4	–
Repurchased during the year (i)	(23)	(2)

At 31 March 2007	2,701	308
Issued during the year ended 31 March 2008 (ii)	8	1
Repurchased during the year ended 31 March 2008 (iii)	(127)	(15)

At 31 March 2008 and 31 March 2009	2,582	294

(i)	From 20 November 2006 to 22 March 2007, the Company repurchased and subsequently cancelled under its share repurchase programme 22,388,381 ordinary shares for aggregate consideration of £169m, including transaction costs. The shares repurchased had a nominal value of £2m and represented approximately 1% of the ordinary shares in issue as at 31 March 2007. The consideration was charged against retained earnings.

(ii)	Included within issued share capital are 3,705,193 ordinary shares that were issued following the conversion of the Company’s B shares to ordinary shares on 28 September 2007.

(iii)	From 30 May 2007 to 27 November 2007, the Company repurchased and subsequently cancelled under its share repurchase programme 126,817,712 ordinary shares for aggregate consideration of £946m, including transaction costs. The shares repurchased had a nominal value of £15m and represented approximately 5% of the ordinary shares in issue as at 31 March 2008. The consideration was charged against retained earnings.
The share capital of the Company consists of ordinary shares of 11 17/43 pence nominal value each and American Depositary Shares. The ordinary and American Depositary Shares allow holders to receive dividends and vote at general meetings of the Company. Shares held in treasury are not entitled to vote or receive dividends. There are no restrictions on the transfer or sale of ordinary shares.
B shares
In June 2005, we issued a Circular to Shareholders, outlining a £2bn return of cash to shareholders by way of a B share scheme. Shareholders were issued one B share (a non-cumulative preference share of 10 pence nominal value per share) for every existing ordinary share they held. Shareholders then had choices in respect of the B shares and the return of cash, details of which were set out in the Circular to Shareholders.
Under the return of cash scheme the holders of B shares who elected not to receive the return of cash immediately could retain their B shares for future repurchase. Under the terms set out in the Circular dated 6 June 2005, a final repurchase offer was made in August 2007 for all outstanding B shares. As a result on 28 September 2007, the Company converted 41,988,387 B shares into 3,705,193 ordinary shares of 11 17/43 pence each. Fractions were disregarded and 202,514 B shares were deferred and then subsequently cancelled on 29 January 2008.

National Grid plc Annual Report and Accounts 2008/09     153

Notes to the consolidated financial statements continued

25. Share capital continued
Treasury shares
At 31 March 2009, the Company held 153m (2008: 67m; 2007: nil) of its own shares. The market value of these shares as at 31 March 2009 was £821m (2008: £462m; 2007: £nil).

The Company made the following transactions in respect of its own shares during the year ended 31 March 2009:
(i)	From 1 April 2008 to 24 September 2008 the Company repurchased, under its share repurchase programme 85m ordinary shares for aggregate consideration of £597m, including transaction costs. The shares repurchased have a nominal value of £10m and represented approximately 3% of the ordinary shares in issue as at 31 March 2009.

(ii)	During the year, 1m treasury shares were gifted to a National Grid Employee Share Trust and 2m treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.1% of the ordinary shares in issue as at 31 March 2009. The nominal value of these shares was £0.3m and the total proceeds received were £8m.

(iii)	During the year the Company made gifts totalling £5m to National Grid Employee Share Trusts, outside of its share repurchase programme, to enable the trustees to make purchases of National Grid plc shares in order to satisfy the requirements of employee share option and reward plans.
The maximum number of treasury shares held during the year was 154m ordinary shares (2008: 67m; 2007: nil) representing approximately 6% of the ordinary shares in issue as at 31 March 2009 and having a nominal value of £18m.
Additional information in respect of share capital

	2009	2009	2008	2008	2007	2007
	millions	£m	millions	£m	millions	£m

Consideration received in respect of ordinary shares issued during the year	–	–	8	23	4	16
Authorised share capital Ordinary shares (i)	4,392	501	4,392	501	4,388	500
Non-cumulative B shares	–	–	–	–	3,150	315

	4,392	501	4,392	501	7,538	815

(i)	On 28 September 2007, the Company increased its authorised ordinary share capital by 3,705,193 ordinary shares to 4,391,705,193 ordinary shares of 11 17/43 pence each.
For details in respect of share options and reward plans, refer to note 36.

154     National Grid plc Annual Report and Accounts 2008/09

26. Reconciliation of movements in total equity

	Called-up	Share		Other	Total
	share	premium	Retained	equity	shareholders’	Minority	Total
	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1 April 2006	310	1,316	6,817	(4,961)	3,482	11	3,493
Total recognised income and expense for the year	–	–	1,689	(191)	1,498	1	1,499
Equity dividends	–	–	(730)	–	(730)	–	(730)
Issue of ordinary share capital	–	16	–	–	16	–	16
Repurchase of shares	(2)	–	(169)	2	(169)	–	(169)
Other movements in minority interests	–	–	–	–	–	(1)	(1)
Share-based payment	–	–	15	–	15	–	15
Tax on share-based payment	–	–	13	–	13	–	13

At 31 March 2007	308	1,332	7,635	(5,150)	4,125	11	4,136
Total recognised income and expense for the year*	–	–	3,524	(54)	3,470	3	3,473
Equity dividends	–	–	(780)	–	(780)	–	(780)
Issue of ordinary share capital	1	12	–	–	13	–	13
B shares converted to ordinary shares	–	27	–	–	27	–	27
Repurchase of share capital and purchase of treasury shares (i)	(15)	–	(1,522)	15	(1,522)	–	(1,522)
Other movements in minority interests	–	–	–	–	–	4	4
Share-based payment	–	–	18	–	18	–	18
Transfer between reserves	–	–	63	(63)	–	–	–
Issue of treasury shares	–	–	10	–	10	–	10
Tax on share-based payment	–	–	(5)	–	(5)	–	(5)

At 31 March 2008*	294	1,371	8,943	(5,252)	5,356	18	5,374
Total recognised income and expense for the year	–	–	(396)	422	26	8	34
Equity dividends	–	–	(838)	–	(838)	–	(838)
Repurchase of share capital and purchase of treasury shares (i)	–	–	(603)	–	(603)	–	(603)
Other movements in minority interests	–	–	–	–	–	(12)	(12)
Share-based payment	–	–	22	–	22	–	22
Issue of treasury shares	–	–	8	–	8	–	8
Tax on share-based payment	–	–	(1)	–	(1)	–	(1)

At 31 March 2009	294	1,371	7,135	(4,830)	3,970	14	3,984

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
(i)	From 1 April 2008 to 24 September 2008, the Company repurchased under its share repurchase programme 85 million ordinary shares (year ended 31 March 2008: 200 million; year ended 31 March 2007: 22 million) for aggregate consideration of £597m (2008: £1,516m; 2007: £169m) including transaction costs. The shares repurchased have a nominal value of 11 17/43 pence each and represented 3% of the ordinary shares in issue as at 31 March 2009. Included within total equity is a deduction of £1,173m for treasury shares (2008: £570m; 2007: £nil). Further purchases of shares relating to employee share schemes were made for an aggregate consideration of £6m (2008: £6m; 2007: £nil).

National Grid plc Annual Report and Accounts 2008/09     155

Notes to the consolidated financial statements continued

26. Reconciliation of movements in total equity continued
Other equity reserves

		Cash flow	Available-	Capital
	Translation	hedge	for-sale	redemption	Merger	Total
	£m	£m	£m	£m	£m	£m

At 1 April 2006	127	37	6	2	(5,133)	(4,961)
Net (expense)/income recognised directly in equity	(175)	(11)	(5)	–	–	(191)
Repurchase of share capital	–	–	–	2	–	2

At 31 March 2007	(48)	26	1	4	(5,133)	(5,150)
Net (expense)/income recognised directly in equity	(25)	(37)	8	–	–	(54)
Repurchase of share capital	–	–	–	15	–	15
Transfer between reserves	–	(31)	–	–	(32)	(63)

At 31 March 2008	(73)	(42)	9	19	(5,165)	(5,252)
Net income/(expense) recognised directly in equity	457	(30)	(5)	–	–	422

At 31 March 2009	384	(72)	4	19	(5,165)	(4,830)

The merger reserve represents the difference between the carrying value of subsidiary undertakings investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing of £(5,745)m and merger differences of £221m and £359m.
During the year ended 31 March 2008, a £32m gain on transfer of fixed assets to a former joint venture which subsequently became a subsidiary undertaking was transferred from other reserves to profit and loss reserve, as a result of the disposal of our wireless business.
Gains and losses recognised in the cash flow hedge reserve on interest rate swap contracts as of 31 March 2009 will be continuously transferred to the income statement until the borrowings are repaid (refer to note 21). The amount of the cash flow hedge reserve due to be released from reserves to the income statement within the next year is £12m, with the remaining amount due to be released with the same maturity profile as borrowings due after more than one year as shown in note 21.
The amount of the cash flow hedge reserve transferred against the cost of purchasing property, plant and equipment during the year was £8m, with £nil expected to be transferred within the next year.
27. Consolidated cash flow statement
(a) Cash flow from operating activities – discontinued operations

	2009	2008	2007
	£m	£m	£m

Operating profit	13	35	62
Adjustments for:
Exceptional items	–	–	55
Depreciation and amortisation	–	–	72
Changes in working capital, provisions and pensions	(21)	(25)	(8)

Cash flow relating to discontinued operations	(8)	10	181

(b) Cash flow from investing activities – discontinued operations

	2009	2008	2007
	£m	£m	£m

Disposal proceeds (i)	1,617	3,064	27
Tax arising on disposal	(564)	–	–
Acquisition of subsidiaries, net of cash acquired	–	–	(85)
Other investing activities	(4)	(14)	(47)

Cash flow relating to discontinued operations	1,049	3,050	(105)

(i) Disposal proceeds are in respect of the sale of assets and liabilities classified as held for sale.

156     National Grid plc Annual Report and Accounts 2008/09

27. Consolidated cash flow statement continued
(c) Reconciliation of net cash flow to movement in net debt

	2009	2008	2007
	£m	£m	£m

Movement in cash and cash equivalents	538	(1,450)	175
(Decrease)/increase in financial investments	(99)	(45)	1,725
Increase in borrowings and derivatives	(1,641)	(1,589)	(3,045)
Cash paid to shareholders under B share scheme	–	26	26
Net interest paid	956	694	597

Change in net debt resulting from cash flows	(246)	(2,364)	(522)
Changes in fair value of financial assets and liabilities and exchange movements	(3,625)	(133)	331
Net interest charge on the components of net debt	(1,161)	(901)	(655)
Borrowings of subsidiary undertaking acquired	–	(2,446)	(48)
Amounts reclassified to businesses held for sale	–	17	(42)
Other non-cash movements	–	(26)	(2)

Movement in net debt (net of related derivative financial instruments) in the year	(5,032)	(5,853)	(938)
Net debt at start of year	(17,641)	(11,788)	(10,850)

Net debt (net of related derivative financial instruments) at end of year	(22,673)	(17,641)	(11,788)

(d) Analysis of changes in net debt

	Cash		Net cash
	and cash	Bank	and cash	Financial
	equivalents	overdrafts	equivalents	investments (i)	Borrowings (i)	Derivatives (i)	Total
	£m	£m	£m	£m	£m	£m	£m

At 31 March 2006	1,452	(3)	1,449	384	(13,126)	443	(10,850)
Cash flow	178	(3)	175	1,509	(2,233)	27	(522)
Fair value gains and losses and exchange movements	(14)	–	(14)	(9)	511	(157)	331
Interest charges	–	–	–	215	(833)	(37)	(655)
Other non-cash movements	(23)	–	(23)	(1)	(30)	(38)	(92)

At 31 March 2007	1,593	(6)	1,587	2,098	(15,711)	238	(11,788)
Cash flow	(1,446)	(4)	(1,450)	(251)	(729)	66	(2,364)
Fair value gains and losses and exchange movements	4	–	4	4	(990)	849	(133)
Interest charges	–	–	–	211	(1,066)	(46)	(901)
Acquisition of subsidiary undertaking	–	–	–	33	(2,479)	–	(2,446)
Other non-cash movements	23	–	23	–	(18)	(14)	(9)

At 31 March 2008	174	(10)	164	2,095	(20,993)	1,093	(17,641)
Cash flow	545	(7)	538	(184)	(1,316)	716	(246)
Fair value gains and losses and exchange movements	18	–	18	207	(3,222)	(628)	(3,625)
Interest charges	–	–	–	79	(1,245)	5	(1,161)

At 31 March 2009	737	(17)	720	2,197	(26,776)	1,186	(22,673)

(i)	Includes interest. Accrued interest at 31 March 2009 was £258m (2008: £225m).

National Grid plc Annual Report and Accounts 2008/09     157

Notes to the consolidated financial statements – supplementary information
Notes to the consolidated financial statements – supplementary information
Notes to the consolidated financial statements – supplementary information

28. Acquisitions
On 24 August 2007 the acquisition of KeySpan Corporation was completed with 100% of the shares acquired for total cash consideration of £3.8bn including acquisition costs of £25m. The provisional amount of goodwill recorded on the acquisition was £2.3bn based on the provisional fair values that were presented in our financial statements for the year ended 31 March 2008. The fair value exercise has now been completed and the provisional fair values reported in our financial statements for the year ended 31 March 2008 have been updated and are reported in the table below. As a result of the fair value adjustments the final goodwill arising on the acquisition was £2.4bn. Goodwill principally relates to the market and regulatory position and retail customer relationships of the acquired operations, the opportunity to make future capital investment, expected synergies and opportunities for further cost improvements in the future, to the assembled workforce and to the potential for future growth.
The majority of the acquired operations relate to gas distribution and electricity distribution and generation activities and so are presented within the Gas Distribution US and Electricity Distribution & Generation US segments.
The Ravenswood merchant electricity generation business in New York City was sold on 26 August 2008 for consideration of $2.9bn, KeySpan Communications was sold on 25 July 2008 for consideration of $35m, and one of our KeySpan engineering companies was sold on 11 July 2008 for consideration of $7m. The assets and liabilities related to these businesses are included in the ‘Assets of businesses held for sale’ category in the table below and the results of these discontinued operations are reported in note 8.

	Provisional
	fair values	Changes
	(as previously	to	Final
	reported)	fair values	fair value
	£m	£m	£m

Other intangible assets	135	(1)	134
Property, plant and equipment	3,282	(2)	3,280
Financial and other investments – non-current	129	–	129
Other non-current assets	271	(91)	180
Inventories and current intangibles	505	(17)	488
Trade and other receivables	477	(4)	473
Financial and other investments – current	33	–	33
Cash and cash equivalents	260	–	260
Assets of businesses held for sale	1,487	(2)	1,485
Borrowings – current	(545)	–	(545)
Trade and other payables	(654)	(35)	(689)
Current tax liabilities	(95)	(1)	(96)
Borrowings – non-current	(1,934)	–	(1,934)
Other non-current liabilities	(169)	–	(169)
Deferred tax liabilities	(591)	148	(443)
Pensions and other post-retirement benefit obligations	(440)	–	(440)
Provisions	(643)	(61)	(704)
Liabilities of businesses held for sale	(73)	–	(73)
Minority interest	(8)	–	(8)

Net assets acquired	1,427	(66)	1,361
Goodwill arising on acquisition	2,335	66	2,401

Total consideration	3,762	–	3,762

The total consideration net of cash acquired (£260m) was £3,502m.
As required under IFRS 3 ‘Business Combinations’ the comparative amounts presented within the financial statements have been restated for the finalisation of the fair values. The changes made to the comparative balance sheet represent the movements between the provisional fair values in the consolidated balance sheet at 31 March 2008 and final fair values, together with any associated reclassification adjustments. In addition, the consolidated income statement for the year ended 31 March 2008 has been adjusted to reflect an increase in interest expense of £10m and a decrease in taxation of £4m resulting from the finalisation of the fair values.
For the period from 24 August 2007 to 31 March 2008, the KeySpan acquired activities contributed revenue of £2,498m to our continuing operations; contributed a profit from continuing operations after taxation of £219m; and reported an adjusted profit (before exceptional items, remeasurements and stranded cost recoveries) from continuing operations after taxation of £168m. Exceptional items, remeasurements and stranded cost recoveries included pre-tax costs of £53m relating to restructuring costs and pre-tax gains on remeasurements of £138m.

158     National Grid plc Annual Report and Accounts 2008/09

28. Acquisitions continued
Pro forma information
The following summary presents the consolidated results as if KeySpan had been acquired on 1 April 2007. The pro forma information includes the results of KeySpan for the year 1 April 2007 to 31 March 2008, adjusted for the estimated effect of accounting policies adopted by National Grid and the impact of fair value accounting adjustments (eg amortisation of intangible assets) together with the recognition of the impact on pro forma net interest expense as a result of the acquisition. All of the pre-tax pro forma adjustments have been taxed (where appropriate) at the rate of tax pertaining to the jurisdiction in which the pro forma adjustment arose. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the enlarged National Grid.

	2008	*	2008	*
	Actual		Pro forma
	£m		£m

Continuing operations
Revenue	11,423		12,345
Operating profit before exceptional items, remeasurements and stranded cost recoveries	2,595		2,625
Total operating profit	2,964		2,901
Profit after taxation
Before exceptional items, remeasurements and stranded cost recoveries	1,250		1,165
Exceptional items, remeasurements and stranded cost recoveries	325		268
Profit for the year – continuing operations	1,575		1,433

Attributable to:
Equity shareholders of the parent	1,572		1,430
Minority interests	3		3

Profit for the year – continuing operations	1,575		1,433

	Earnings	Earnings
	per share	per share
	pence	pence

Adjusted earnings – continuing operations	47.8p	44.5p
Earnings – continuing operations	60.3p	54.8p

*Restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation
29. Commitments and contingencies
(a) Future capital expenditure

	2009	2008
	£m	£m

Contracted for but not provided	1,493	1,097

(b) Lease commitments
Total commitments under non-cancellable operating leases were as follows:

	2009	2008
	£m	£m

In one year or less	82	83
In more than one year, but not more than two years	79	83
In more than two years, but not more than three years	73	80
In more than three years, but not more than four years	72	69
In more than four years, but not more than five years	91	66
In more than five years	549	356

	946	737

The majority of the leases were in respect of properties.

National Grid plc Annual Report and Accounts 2008/09     159

Notes to the consolidated financial statements continued

29. Commitments and contingencies continued
(c) Energy purchase commitments
At 31 March 2009, there were obligations under contracts for the forward purchase of energy. The following table analyses these commitments, excluding commodity contracts carried at fair value.

	2009	2008	*
	£m	£m

In one year or less	990	794
In more than one year, but not more than two years	816	491
In more than two years, but not more than three years	620	380
In more than three years, but not more than four years	412	205
In more than four years, but not more than five years	379	43
In more than five years	428	148

	3,645	2,061

*Comparatives have been restated to present items on a basis consistent with the current year classification
Energy commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves. Such commitments are for our normal purchase, sale or usage and hence are accounted for as ordinary purchase contracts.
Details of commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are shown in note 34.
(d) Other commitments, contingencies and guarantees
The value of other commitments, contingencies and guarantees at 31 March 2009 amounted to £1,666m (2008: £1,387m), including guarantees amounting to £1,022m (2008: £925m) and commitments largely relating to gas purchasing and property remediation of £615m (2008: £432m).
Details of the guarantees entered into by the Company or its subsidiary undertakings at 31 March 2009 are shown below:
(i)	a guarantee in respect of Ravenswood Unit 40 financing amounting to approximately £268m. This expires in 2040;

(ii)	a letter of support of obligations under a shareholders’ agreement relating to the interconnector project between Britain and the Netherlands amounting to approximately £264m. This expires in 2010;

(iii)	guarantees of certain obligations in respect of the UK Grain LNG Import Terminal amounting to approximately £188m. These run for varying lengths of time, expiring between now and 2028;

(iv)	a guarantee amounting to approximately £122m of half of the obligations of the interconnector project between Britain and the Netherlands. This expires in 2010;

(v)	guarantees of the liabilities of a metering subsidiary under meter operating contracts amounting to £53m. These are ongoing;

(vi)	an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;

(vii)	letters of credit in support of gas balancing obligations amounting to £21m, lasting for less than one year;

(viii)	guarantees of £15m relating to certain property obligations. The bulk of these expire by December 2025;

(ix)	collateral of £15m to secure syndicate insurance obligations which are evergreen;

(x)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. These are open-ended; and

(xi)	other guarantees amounting to £22m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
For a portion of our customers in New England, the Company has entered into fixed price electricity requirement contracts with various counterparties. The contracts do not contain a determinable notional value as they are dependent on future customer demand. The contracts range in term from 3 to 6 months with monthly prices per megawatt-hour ranging from $58 to $123. These do not represent onerous contracts as actual prices incurred are recovered from our customers.

160     National Grid plc Annual Report and Accounts 2008/09

29. Commitments and contingencies continued
(e) Amounts receivable under sublease arrangements
The total of future minimum sublease payments expected to be received under non-cancellable subleases is £28m (2008: £35m).
(f) Litigation and claims
In last year’s Annual Report and Accounts we reported a decision by the Gas and Electricity Markets Authority (GEMA) (the ‘Decision’) to levy on us a fine of £41.6m for a breach of the UK Competition Act 1998 in respect of term contracts with gas suppliers entered into by our UK metering services business in 2004. We also noted that we had appealed the Decision to the Competition Appeal Tribunal (the ‘Tribunal’). On 29 April 2009, the Tribunal overturned the Decision in part and reduced the fine to £30m but upheld the original Decision in part.
At the date of signing of these accounts, 13 May 2009, we continue to review the Tribunal’s ruling and are considering our legal position including potential grounds for appeal, together with assessing the potential financial and other impacts of the ruling. As at this date therefore, we remain of the view that an outflow of economic benefits is not probable, and as a result, no provision has been made in these accounts either for the reduced fine of £30m, or for any other possible financial impact of the ruling.
In October 2008, we informed Ofgem that our mains replacement activity carried out within the UK’s West Midlands Alliance partnership may have been misreported. National Grid and Ofgem have jointly appointed Ernst & Young to carry out a full investigation to determine the extent of the issue. At present it is too early to determine the likely outcome of the investigation and any potential consequences.
As previously reported, in May 2007 KeySpan received a civil investigative demand from the Antitrust Division of the United States Department of Justice, requesting the production of documents and information relating to its investigation of competitive issues in the New York City electricity capacity market prior to our acquisition of KeySpan. The civil investigative demand is a request for information in the course of an investigation and does not constitute the commencement of legal proceedings, and no specific allegations have been made against KeySpan. In April 2008, we received a second civil investigative demand in connection with this matter. We believe that KeySpan’s activity in the capacity market has been consistent with all applicable laws and regulations. The investigation is ongoing and we continue to cooperate fully.
30. Related party transactions
30. Related party transactions
The following information is provided in accordance with IAS 24 ‘Related Party Disclosures’, as being material transactions with related parties during the year. These transactions are with joint ventures and associates and a pension plan and were in the normal course of business and are summarised below:

	2009	2008	2007
	£m	£m	£m

Sales: Services supplied to a pension plan	4	3	4

Purchases: Services received from joint ventures and associates	44	33	26

At 31 March 2009, there were amounts receivable and payable from and to related parties amounting to £nil (2008: £nil; 2007: £nil) and £6m (2008: £2m; 2007: £2m) respectively, which are due on normal commercial terms.
Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 37 and information relating to pension fund arrangements is disclosed in notes 5 and 31. For details of Directors’ and key management remuneration, refer to note 3c and the auditable section of the Directors’ Remuneration Report.

National Grid plc Annual Report and Accounts 2008/09     161

Notes to the consolidated financial statements continued

31. Actuarial information on pensions and other post-retirement benefits
31. Actuarial information on pensions and other post-retirement benefits
UK pension schemes
National Grid’s defined benefit pension schemes are funded with assets held in separate trustee administered funds. The schemes are subject to independent actuarial valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contribution, which, together with the specified contributions payable by the employees and proceeds from the schemes’ assets, are expected to be sufficient to fund the benefits payable under the schemes.
National Grid UK Pension Scheme
The National Grid UK Pension Scheme provides final salary defined benefits for employees who joined prior to 31 March 2002 and defined contribution benefits for employees joining from 1 April 2002.
The latest full actuarial valuation was carried out by Watson Wyatt LLP as at 31 March 2007. The market value of the scheme’s assets was £12,923m and the value of the assets represented 97% of the actuarial value of benefits due to members, calculated on the basis of pensionable earnings and service at 31 March 2007 on an ongoing basis and allowing for projected increases in pensionable earnings. There was a funding deficit of £442m (£318m net of tax) on the valuation date in the light of which the Company agreed a recovery plan with the trustees.
The actuarial valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 32.4% of pensionable earnings (29.4% employers and 3% employees). In addition, the employers pay an allowance for administration expenses which was 3.2% of pensionable earnings for 2008/09, giving a total Company rate of 32.6% of pensionable earnings. These contribution rates will be reviewed at the next valuation on 31 March 2010.
In accordance with the recovery plan agreed with the trustees at the 2007 valuation, the Company paid contributions of £295m (£212m net of tax) in the year to 31 March 2009 and a further payment of £59m (£42m net of tax) in April 2009 along with payments made in the previous year to ensure that the deficit reported at the 2007 valuation is paid in full.
Electricity Supply Pension Scheme
The Electricity Supply Pension Scheme is a funded scheme which is divided into sections, one of which is National Grid’s section. National Grid’s section of the scheme provides final salary defined benefits and was closed to new entrants on 1 April 2006.
The latest full actuarial valuation was carried out by Hewitt Associates as at 31 March 2007. The market value of the scheme’s assets was £1,345m and the value of the assets represented 77% of the actuarial value of benefits due to members, calculated on the basis of pensionable earnings and service at 31 March 2007 on an ongoing basis and allowing for projected increases in pensionable earnings. There was a funding deficit of £405m (£292m net of tax) on the valuation date in the light of which the Company agreed a recovery plan with the trustees.
The actuarial valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 26.5% of pensionable earnings (20.5% employers and 6% employees). These contribution rates will be reviewed at the next valuation on 31 March 2010.
Following the 2007 actuarial valuation, the Company and the trustees agreed a recovery plan which will see the remaining deficit paid off by March 2017. The Company paid deficit repair contributions of £90m (£65m net of tax) in the year to 31 March 2009 and a further payment of £90m (£65m net of tax) in April 2009.
As part of the 2007 valuation, National Grid arranged for banks to provide the trustees with letters of credit, including triggers to bring forward payment of the outstanding deficit plus interest. The conditions under which payment of the outstanding deficit would be made are if National Grid Electricity Transmission plc (NGET) ceases to hold the licence granted under the Electricity Act 1989 or NGET’s credit rating by two out of three specified agencies falls below an agreed level for a period of 40 days.
US pension plans
National Grid’s defined benefit pension plans in the US provide annuity or lump sum payments for all vested employees. In addition, employees are provided with matched defined contribution benefits. The assets of the plans are held in separate trustee administered funds.
Employees do not contribute to the defined benefit plans. Employer contributions are made in accordance with the rules set out by the US Internal Revenue Code. These contributions vary according to the funded status of the plans and the amounts that are tax deductible. At present, there is some flexibility in the amount that is contributed on an annual basis. The policy for the New York plans, including the acquired KeySpan plans is to set the contribution amount equal to the amount that is collected in rates. These contributions are expected to meet the requirements of the Pension Protection Act of 2006.

162     National Grid plc Annual Report and Accounts 2008/09

31. Actuarial information on pensions and other post-retirement benefits continued
US retiree healthcare and life insurance plans
National Grid provides healthcare and life insurance benefits to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in most cases retirees contribute to the cost of their coverage.
In the US, there is no governmental requirement to pre fund post-retirement health and welfare plans. However, there may be requirements under the various state regulatory agreements to contribute to these plans. Depending upon the rate jurisdiction and the plan, the funding level may be: equal to the expense as determined under SFAS 106; equal to the amount collected in rates; equal to the maximum tax deductible contribution; or zero. These requirements may change as rate agreements are reset.
National Grid expects to contribute approximately £445m to the US pension and post-retirement benefit plans from 1 April 2009 to 31 March 2010, although this figure may vary due to changes in market conditions and regulatory recovery.
Asset allocations and actuarial assumptions
The major categories of plan assets as a percentage of total plan assets were as follows:

	UK pensions			US pensions			US other post-retirement benefits
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%	%	%	%

Equities (i)	35.2	35.9	35.8	50.4	60.6	63.7	63.7	63.1	68.5
Corporate bonds (ii)	32.7	25.0	18.6	42.3	33.6	33.5	34.2	32.3	31.1
Gilts	22.2	29.8	33.9	–	–	–	–	–	–
Property	5.4	6.7	8.5	–	–	–	–	–	–
Other	4.5	2.6	3.2	7.3	5.8	2.8	2.1	4.6	0.4

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(i)	Included within equities at 31 March 2009 were ordinary shares of National Grid plc with a value of £17m (2008: £24m; 2007: £24m).

(ii)	Included within corporate bonds at 31 March 2008 was an investment in a bond issued by a subsidiary undertaking with a value of £20m.
In respect of UK schemes, the expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for each scheme. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from the schemes’ actuaries. The current target asset allocation for the National Grid UK Pension Scheme is 34% equities, 58% bonds and 8% property and other. The current target asset allocation for National Grid’s section of the Electricity Supply Pension Scheme is 55% equities, 38% bonds, 7% property and other.
In respect of US plans, the estimated rate of return for various passive asset classes is based both on analysis of historical rates of return and forward-looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of our long-term assumptions. A small premium is added for active management of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with our target asset allocation. The long-term target asset allocation for the National Grid US pension plans is 60% equities, 40% bonds and cash. The long-term target asset allocation for other National Grid US post-retirement benefit plans is 67% equities and 33% bonds. The long-term target asset allocation for other KeySpan post-retirement benefit plans is 70% equities and 30% bonds and cash.
The principal actuarial assumptions used were:

	UK pensions			US pensions			US other post-retirement benefits
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	%	%	%	%	%	%	%	%	%

Discount rate (i)	6.8	6.6	5.4	7.3	6.5	5.8	7.3	6.5	5.8
Expected return on plan assets	6.2	6.4	6.1	7.8	7.9	8.3	7.4	7.6	8.3
Rate of increase in salaries (ii)	3.8	4.6	4.2	3.5	4.0	4.1	3.5	4.0	4.1
Rate of increase in pensions in payment	3.0	3.8	3.3	–	–	–	n/a	n/a	n/a
Rate of increase in pensions in deferment	2.9	3.7	3.2	–	–	–	n/a	n/a	n/a
Rate of increase in retail price index or equivalent	2.9	3.7	3.2	2.3	3.0	2.5	n/a	n/a	n/a
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	9.0	10.0	10.0
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	5.0	5.0	5.0

(i)	The discount rates for pension liabilities have been determined by reference to appropriate yields on high quality corporate bonds prevailing in the UK and US debt markets at the balance sheet date.

(ii)	A promotional age related scale has also been used where appropriate.

National Grid plc Annual Report and Accounts 2008/09     163

Notes to the consolidated financial statements continued

31. Actuarial information on pensions and other post-retirement benefits continued
The assumed life expectations for a retiree at age 65 are:

	2009		2008
	UK	US	UK	US
	years	years	years	years

Today:
Males	21.0	18.2	20.9	18.2
Females	23.3	20.5	23.1	20.5

In 20 years:
Males	23.3	18.2	23.2	18.2
Females	25.6	20.5	25.4	20.5

Sensitivities analysed – all other assumptions held constant:

	Change in
	pensions and other		Change in
	post-retirement obligation		annual pension cost
	2009	2008	2009	2008
	£m	£m	£m	£m

0.1% increase in discount rate	233	251	4	4
0.5% increase in long-term rate of increase in salaries	116	131	5	5
Increase of one year to life expectations at age 60	541	588	5	4

Assumed healthcare cost trend rates have a significant impact on the amounts recognised in the income statement. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	2009	2008	2007
	£m	£m	£m

Increase
Effect on the aggregate of the service costs and interest costs	29	16	14
Effect on defined benefit obligations	294	251	170
Decrease
Effect on the aggregate of the service costs and interest costs	(24)	(13)	(12)
Effect on defined benefit obligations	(254)	(214)	(147)

The history of experience adjustments is as follows:

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Details of experience gains/(losses) for all plans
Present value of funded and unfunded obligations	(18,299)	(18,175)	(17,253)	(17,839)	(16,837)
Fair value of plan assets	15,519	17,273	15,999	15,909	14,565

	(2,780)	(902)	(1,254)	(1,930)	(2,272)

Difference between the expected and actual return on plan assets	(3,952)	(911)	(81)	1,521	405
Experience (losses)/gains on plan liabilities	(125)	152	9	192	42
Actuarial gains/(losses) on plan liabilities	1,934	1,343	446	(1,340)	(152)

164     National Grid plc Annual Report and Accounts 2008/09

32. Supplementary information on derivative financial instruments
32. Supplementary information on derivative financial instruments
Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange, credit spreads, commodities and equity or other indices. Derivatives enable their users to alter exposure to market or credit risks. We use derivatives to manage both our treasury financing and operational market risks. Operational market risks are managed using commodity contracts which are detailed in note 34.
Treasury financial instruments
Derivatives are used for hedging purposes in the management of exposure to market risks. This enables the optimisation of the overall cost of accessing debt capital markets, and mitigates the market risk which would otherwise arise from the maturity and other profiles of its assets and liabilities.
Hedging policies using derivative financial instruments are further explained in note 33. Derivatives that are held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges or net investment hedges. These are described as follows:
Fair value hedges
Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and changes in the fair value of the item in relation to the risk being hedged are recognised in the income statement. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortised to the income statement as a yield adjustment over the remainder of the life of the hedged item.
Cash flow hedges
Exposure arises from the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates or are in a foreign currency. Interest rate and cross-currency swaps are maintained, and designated as cash flow hedges, where they qualify, to manage this exposure. Fair value changes on designated cash flow hedges are initially recognised directly in the cash flow hedge reserve, as gains or losses recognised in equity. Amounts are transferred from equity and recognised in the income statement as the income or expense is recognised on the hedged asset or liability.
Forward foreign currency contracts are used to hedge anticipated and committed future currency cash flows. Where these contracts qualify for hedge accounting they are designated as cash flow hedges. On recognition of the underlying transaction in the financial statements, the associated hedge gains and losses, deferred in equity, are transferred and included with the recognition of the underlying transaction.
The gains and losses on ineffective portions of such derivatives are recognised immediately in remeasurements within the income statement.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement or on the balance sheet. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to remeasurements within the income statement.
Net investment hedges
Borrowings, cross-currency swaps and forward currency contracts are used in the management of the foreign exchange exposure arising from the investment in non sterling denominated subsidiaries. Where these contracts qualify for hedge accounting they are designated as net investment hedges.
The cross-currency swaps and forward foreign currency contracts are hedge accounted using the spot to spot method. The foreign exchange gain or loss on retranslation of the borrowings and the spot to spot movements on the cross-currency swaps and forward currency contracts are transferred to equity to offset gains or losses on translation of the net investment in the non sterling denominated subsidiaries.
Derivatives not in a formal hedge relationship
Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting under IAS 39 some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in remeasurements within the income statement.

National Grid plc Annual Report and Accounts 2008/09     165

Notes to the consolidated financial statements continued

33. Financial risk
33. Financial risk
Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk; fair value interest rate risk; cash flow interest rate risk; commodity price risk); credit risk and liquidity risk. The overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on financial performance. Derivative financial instruments are used to hedge certain risk exposures.
Risk management related to financing activities is carried out by a central treasury department under policies approved by the Board of Directors. This department identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity as discussed further in our treasury policy, described on pages 80 to 83.
(a) Market risk
(i) Foreign exchange risk
National Grid operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and investments in foreign operations.
With respect to near term foreign exchange risk, we use foreign exchange forwards to manage foreign exchange transaction exposure. Our policy is to hedge a minimum percentage of known contracted foreign currency flows in order to mitigate foreign currency movements in the intervening period. Where cash forecasts are less certain, we generally cover a percentage of the foreign currency flows depending on the level of agreed probability for those future cash flows.
We also manage the foreign exchange exposure to net investments in foreign operations, within a policy range, by maintaining a percentage of net debt and foreign exchange forwards in the relevant currency. The primary managed foreign exchange exposure arises from the US dollar denominated assets and liabilities held by the US operations, with a further small euro exposure in respect to a joint venture investment.
During 2009 and 2008, derivative financial instruments were used to manage foreign currency risk as follows:

	2009					2008
	Sterling	Euro	US dollar	Other	Total	Sterling	Euro	US dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and cash equivalents	632	4	101	–	737	168	6	–	–	174
Financial investments	1,377	132	617	71	2,197	1,063	92	898	42	2,095
Borrowings (i)	(12,424)	(7,214)	(6,435)	(720)	(26,793)	(9,111)	(5,342)	(5,769)	(781)	(21,003)

Pre-derivative position	(10,415)	(7,078)	(5,717)	(649)	(23,859)	(7,880)	(5,244)	(4,871)	(739)	(18,734)
Derivative effect	2,040	7,116	(8,622)	652	1,186	1,069	5,301	(6,016)	739	1,093

Net debt position	(8,375)	38	(14,339)	3	(22,673)	(6,811)	57	(10,887)	–	(17,641)

(i) Includes bank overdrafts.
The overall exposure to US dollars largely relates to our net investment hedge activities as described and shown in note 32.
The currency exposure on other financial instruments is as follows:

	2009					2008
	Sterling	Euro	US dollar	Other	Total	Sterling	Euro	US dollar *	Other	Total *
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trade and other receivables	138	–	1,519	–	1,657	182	–	1,134	–	1,316
Trade and other payables	(1,196)	–	(1,421)	–	(2,617)	(1,290)	–	(1,086)	–	(2,376)
Other non-current liabilities	1	–	(553)	–	(552)	(18)	–	(417)	–	(435)

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
The carrying amounts of other financial instruments are denominated in the above currencies, which in most instances are the functional currency of the respective subsidiaries. Our exposure to US dollars is due to activities in our US subsidiaries. We do not have any other significant exposure to currency risk on these balances.

166     National Grid plc Annual Report and Accounts 2008/09

33. Financial risk continued
(ii) Cash flow and fair value interest rate risk
Interest rate risk arises from our borrowings. Borrowings issued at variable rates expose National Grid to cash flow interest rate risk. Borrowings issued at fixed-rates expose National Grid to fair value interest rate risk. Our interest rate risk management policy as further explained on page 82 is to minimise the finance costs (being interest costs and changes in the market value of debt). Some of our borrowings issued are inflation-linked; that is, their cost is linked to changes in the UK retail price index (RPI). We believe that these borrowings provide a good hedge for regulated UK revenues and our UK regulatory asset values that are also RPI-linked.
Interest rate risk arising from our financial investments is primarily variable being composed of short dated money funds.
The following table sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps:

	2009	2008
	£m	£m

Fixed interest rate borrowings
In one year or less	(2,103)	(2,620)
In more than one year, but not more than two years	(809)	(906)
In more than two years, but not more than three years	(1,398)	(642)
In more than three years, but not more than four years	(981)	(1,008)
In more than four years, but not more than five years	(1,821)	(900)
In more than five years	(8,637)	(5,579)

	(15,749)	(11,655)
Floating interest rate borrowings (including inflation-linked)	(11,044)	(9,348)

Total borrowings	(26,793)	(21,003)

During 2009 and 2008, net debt was managed using derivative instruments to hedge interest rate risk as follows:

	2009						2008
	Fixed-	Floating-	Inflation-				Fixed-	Floating-	Inflation-
	rate	rate	linked (i)	Other	(ii)	Total	rate	rate	linked (i)	Other	(ii)	Total
	£m	£m	£m	£m		£m	£m	£m	£m	£m		£m

Cash and cash equivalents	–	737	–	–		737	–	174	–	–		174
Financial investments	217	1,922	–	58		2,197	223	1,835	–	37		2,095
Borrowings (iii)	(15,749)	(6,001)	(5,043)	–		(26,793)	(11,655)	(4,825)	(4,523)	–		(21,003)

Pre-derivative position	(15,532)	(3,342)	(5,043)	58		(23,859)	(11,432)	(2,816)	(4,523)	37		(18,734)
Derivative effect (iv)	148	589	345	104		1,186	1,814	(708)	(2)	(11)		1,093

Net debt position	(15,384)	(2,753)	(4,698)	162		(22,673)	(9,618)	(3,524)	(4,525)	26		(17,641)

(i)	The post derivative impact represents financial instruments linked to the UK RPI.

(ii)	Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity, foreign exchange forward contracts or other similar financial instruments.

(iii)	Includes bank overdrafts.

(iv)	The impact of 2009/10 maturing short-dated interest rate derivatives is included.

National Grid plc Annual Report and Accounts 2008/09     167

Notes to the consolidated financial statements continued

33. Financial risk continued
(b) Credit risk
Credit risk is the risk of loss resulting from counterparties’ default on their commitments including failure to pay or make a delivery on a contract. This risk is inherent in the Company’s commercial business activities and is managed on a portfolio basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables and committed transactions.
Treasury related credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. As at 31 March 2009 the following limits were in place for investments held with banks and financial institutions:

	Maximum limit	Long-term limit
	£m	£m

Rating
AAA rated G8 sovereign entities	Unlimited	Unlimited
Triple ‘A’ vehicles	265	225
Triple ‘A’ range institutions (AAA)	905 to 1,365	455 to 715
Double ‘A’ range institutions (AA)	540 to 680	275 to 340
Single ‘A’ range institutions (A)	185 to 265	95 to 135

As at 31 March 2009 and 2008, we had a number of exposures to individual counterparties. In accordance with our treasury policies and exposure management practices, counterparty credit exposure limits are continually monitored and no individual exposure is considered significant in the ordinary course of treasury management activity. Management does not expect any significant losses from non-performance by these counterparties.
The counterparty exposure under derivative financial contracts as shown in note 17 was £2,126m (2008: £1,526m); after netting agreements it was £1,674m (2008: £1,277m). This exposure is further reduced by collateral received as shown in note 21. Additional information for commodity contract credit risk is in note 34.
Wholesale and retail credit risk
Our principal commercial exposure in the UK is governed by the credit rules within the regulated codes Uniform Network Code and Connection and Use of System Code. These lay down the level of credit relative to the regulatory asset value (RAV) for each credit rating. In the US, we are required to supply electricity and gas under state regulations. Our credit policies and practices are designed to limit credit exposure by collecting prepayments prior to providing utility services. Collection activities are managed on a daily basis. The utilisation of credit limits is regularly monitored. Sales to retail customers are usually settled in cash or using major credit cards. Management does not expect any significant losses of receivables that have not been provided for as shown in note 19.

168     National Grid plc Annual Report and Accounts 2008/09

33. Financial risk continued
(c) Liquidity analysis
We determine our liquidity requirements by the use of both short- and long-term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12 month period.
The following is an analysis of the contractual undiscounted cash flows payable under financial liabilities and derivative assets and liabilities as at the balance sheet date:

		Due	Due	Due
	Due	between	between	3 years
	within	1 and 2	2 and 3	and
	1 year	years	years	beyond	Total
At 31 March 2009	£m	£m	£m	£m	£m

Non derivative financial liabilities
Borrowings, excluding finance lease liabilities	(2,839)	(1,946)	(2,460)	(19,056)	(26,301)
Interest payments on borrowings (i)	(1,031)	(982)	(903)	(9,456)	(12,372)
Finance lease liabilities	(46)	(60)	(50)	(162)	(318)
Other non interest-bearing liabilities	(2,303)	(396)	–	–	(2,699)

Derivative financial liabilities
Derivative contracts – receipts	1,057	1,109	1,686	1,674	5,526
Derivative contracts – payments	(598)	(889)	(1,588)	(2,154)	(5,229)
Commodity contracts	(601)	(314)	(172)	(214)	(1,301)

Total at 31 March 2009	(6,361)	(3,478)	(3,487)	(29,368)	(42,694)

		Due	Due	Due
	Due	between	between	3 years
	within	1 and 2	2 and 3	and
	1 year	years	years	beyond	Total
At 31 March 2008	£m	£m	£m	£m	£m

Non derivative financial liabilities
Borrowings, excluding finance lease liabilities	(3,379)	(1,345)	(1,380)	(14,626)	(20,730)
Interest payments on borrowings (i)	(822)	(728)	(663)	(7,946)	(10,159)
Finance lease liabilities	(266)	(38)	(34)	(147)	(485)
Other non interest-bearing liabilities*	(2,226)	(347)	–	–	(2,573)

Derivative financial liabilities
Derivative contracts – receipts	990	495	710	5,329	7,524
Derivative contracts – payments	(647)	(364)	(587)	(5,538)	(7,136)
Commodity contracts	(490)	(257)	(188)	(279)	(1,214)

Total at 31 March 2008	(6,840)	(2,584)	(2,142)	(23,207)	(34,773)

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)

(i)	The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating-rate interest is estimated using a forward interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.
(d) Sensitivity analysis
Financial instruments affected by market risk include borrowings, deposits, derivative financial instruments and commodity contracts. The following analysis, required by IFRS 7, is intended to illustrate the sensitivity to changes in market variables, being UK and US interest rates, the UK retail price index and the US dollar to sterling exchange rate, on our financial instruments.
The analysis also excludes the impact of movements in market variables on the carrying value of pension and other post-retirement obligations, provisions and on the non-financial assets and liabilities of overseas subsidiaries.
The sensitivity analysis has been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2009 and 31 March 2008, respectively. As a consequence, this sensitivity analysis relates to the positions at those dates and is not representative of the years then ended, as all of these varied.

National Grid plc Annual Report and Accounts 2008/09     169

Notes to the consolidated financial statements continued

33. Financial risk continued
The following assumptions were made in calculating the sensitivity analysis:
▪	the balance sheet sensitivity to interest rates relates only to derivative financial instruments and available-for-sale investments, as debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;

▪	the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;

▪	changes in the carrying value of derivatives from movements in interest rates designated as cash flow hedges are assumed to be recorded fully within equity;

▪	changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are recorded in the income statement as they are designated using the spot rather than the forward translation method.

The impact of movements in the US dollar to sterling exchange rate are recorded directly in equity;

▪	changes in the carrying value of derivative financial instruments not in hedging relationships only affect the income statement;

▪	all other changes in the carrying value of derivative financial instruments designated as hedges are fully effective with no impact on the income statement;

▪	debt with a maturity below one year is floating rate for the accrued interest part of the calculation;

▪	the floating leg of any swap or any floating-rate debt is treated as not having any interest rate already set, therefore a change in interest rates affects a full 12 month period for the accrued interest portion of the sensitivity calculations; and

▪	sensitivity to the retail price index does not take into account any changes to revenue or operating costs that are affected by the retail price index or inflation generally.
Using the above assumptions, the following table shows the illustrative impact on the income statement and items that are recognised directly in equity that would result from reasonably possible movements in the UK retail price index, UK and US interest rates and in the US dollar to sterling exchange rate, after the effects of tax.

	2009		2008
	Income	Other equity	Income	Other equity
	statement	reserves	statement	reserves
	+/- £m	+/- £m	+/- £m	+/- £m

UK retail price index +/- 0.50%	17	–	16	–
UK interest rates +/- 0.50%	67	77	46	57
US interest rates +/- 0.50%	63	13	31	7
US dollar exchange rate +/- 10% (i)	55	880	38	590

(i)	Prior year comparatives have been restated for US dollar exchange rate +/- 10% impact on the income statement to present on a basis consistent with current year.
The income statement sensitivities impact interest expense and financial instrument remeasurements.
The other equity reserves impact does not reflect the exchange translation in our US subsidiary net assets which it is estimated would change by £964m (2008: £718m) in the opposite direction if the US dollar exchange rate changed by 10%.
(e) Capital and risk management
National Grid’s objectives when managing capital are to safeguard our ability to continue as a going concern, to remain within regulatory constraints and to maintain an efficient mix of debt and equity funding thus achieving an optimal capital structure and cost of capital. We regularly review and maintain or adjust the capital structure as appropriate in order to achieve these objectives.
The principal measure of our balance sheet efficiency is our interest cover ratio. Interest cover for the year ended 31 March 2009 decreased to 3.1 from 3.2 for the year ended 31 March 2008. Our long-term target range for interest cover is between 3.0 and 3.5, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies, National Grid Electricity Transmission plc and National Grid Gas plc, based on guidance from the rating agencies.
In addition, we monitor the regulatory asset value (RAV) gearing within each of National Grid Electricity Transmission plc and the regulated transmission and distribution businesses within National Grid Gas plc. This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, at around 60%.
Some of our regulatory and bank loan agreements impose lower limits for either the long-term credit ratings that certain companies within the group must hold or the amount of equity within their capital structures. These requirements are monitored on a regular basis in order to ensure compliance.

170     National Grid plc Annual Report and Accounts 2008/09

34. Commodity risk
34. Commodity risk
We purchase electricity and gas in order to supply our customers in the US and also to meet our own energy requirements. We also engage in the sale of gas that is produced primarily by our West Virginia gas fields.
Substantially all of our costs of purchasing electricity and gas for supply to customers are recoverable at an amount equal to cost. The timing of recovery of these costs can vary between financial periods leading to an under- or over-recovery within any particular financial period.
We enter into forward contracts for the purchase of commodities; some of which do not meet the own use exemption for accounting purposes and hence are accounted for as derivatives. We also enter into derivative financial instruments linked to commodity prices, including index-linked swaps and futures contracts. These derivative financial instruments manage market price volatility and are carried at fair value on the balance sheet. The mark-to-market changes in these contracts are reflected through earnings with the exception of those related to our West Virginia gas fields that are designated as cash flow hedges.
Our energy procurement risk management policy and Delegations of Authority govern our US commodity trading activities for energy transactions. The purpose of this policy is to ensure we transact within pre-defined risk parameters and only in the physical and financial markets that we or our customers have a physical market requirement.
The credit policy for commodity transactions is owned and monitored by the energy procurement risk management committee and establishes controls and procedures to determine, monitor and minimise the credit risk of counterparties. The valuation of our commodity contracts considers the risk of credit by utilising the most current default probabilities and the most current published credit ratings. We also use internal analysis to guide us in setting credit and risk levels and use contractual arrangements including netting agreements as applicable.
The counterparty exposure for our commodity derivatives as shown below is £49m (2008: £136m), and after netting agreements it was £43m (2008: £114m).
The fair value of our commodity contracts by type can be analysed as follows:

	2009			2008
	Assets	Liabilities	Total	Assets	*	Liabilities *	Total *
	£m	£m	£m	£m		£m	£m

Commodity purchase contracts accounted for as derivative contracts
Forward purchases of electricity	–	(121)	(121)	–		(47)	(47)
Forward purchases/sales of gas	35	(34)	1	42		(30)	12
Forward purchases of electricity capacity	–	–	–	1		(12)	(11)

Derivative financial instruments linked to commodity prices
Electricity swaps	–	(30)	(30)	–		(26)	(26)
Gas swaps	14	(173)	(159)	73		(9)	64
Gas options	–	(1)	(1)	1		–	1
NYMEX gas and electricity futures	–	–	–	19		–	19

	49	(359)	(310)	136		(124)	12

*Comparatives have been adjusted to present items on a basis consistent with the current year categories

National Grid plc Annual Report and Accounts 2008/09     171

Notes to the consolidated financial statements continued

34. Commodity risk continued
The maturity of commodity contracts measured at fair value can be analysed as follows:

	2009			2008
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m

In one year or less	41	(203)	(162)	78	(36)	42

Current	41	(203)	(162)	78	(36)	42

In more than one year, but less than two years	6	(41)	(35)	40	(36)	4
In more than two years, but less than three years	2	(27)	(25)	14	(12)	2
In more than three years, but less than four years	–	(17)	(17)	4	(18)	(14)
In more than four years, but less than five years	–	(16)	(16)	–	(12)	(12)
In more than five years	–	(55)	(55)	–	(10)	(10)

Non-current	8	(156)	(148)	58	(88)	(30)

Total	49	(359)	(310)	136	(124)	12

For each class of commodity contract, our exposure, based on the notional quantities is as follows:

	2009	2008*

Forward purchases of electricity (i)	4,524 GWh	5,467 GWh
Forward purchases/sales of gas (ii)	298m Dth	110m Dth
Forward purchases of electricity capacity	–	23 GWh
Electricity swaps	4,090 GWh	879 GWh
Gas swaps	88m Dth	85m Dth
Gas options	1m Dth	2m Dth
NYMEX electricity futures	18 GWh	581 GWh
NYMEX gas futures (iii)	30m Dth	19m Dth

*Comparatives have been adjusted to present items on a basis consistent with the current year categories
(i)	Forward electricity purchases have terms up to 12 years. The contractual obligations of these contracts are £348m (2008: £316m).

(ii)	Forward gas purchases have terms up to 7 years. The contractual obligations of these contracts are £700m (2008: £873m).

(iii)	In 2009 NYMEX futures have been offset with related margin accounts.
A sensitivity analysis has been prepared on the basis that all commodity contracts are constant from the balance sheet date. Based on this, an illustrative 10% movement in commodity prices would have the following impacts after the effects of tax:

	2009		2008
	Income	Other equity	Income	Other equity
	statement	reserves	statement	reserves
	£m	£m	£m	£m

10% increase in commodity prices	56	(1)	25	(1)
10% reduction in commodity prices	(72)	1	(22)	1

The income statement impact illustrated above would affect the commodity remeasurements.

172     National Grid plc Annual Report and Accounts 2008/09

35. Bonds and facilities
The table below shows our significant bonds in issue, being £100m equivalent notional value or greater. Unless otherwise indicated, these instruments were outstanding at both 31 March 2009 and 31 March 2008.

Issuer	Original Notional Value	Description of instrument	Due

Bonds
British Transco Finance Inc.	USD 300m	6.625% Fixed Rate	2018

British Transco International Finance BV	FRF 2,000m	5.125% Fixed Rate	2009
	USD 1,500m	Zero Coupon Bond	2021

Brooklyn Union Gas Company	USD 153m	NYSERDA 4.7% GFRB's Series 1996	2021
	USD 400m	KEDNY 5.6% Senior Unsecured Note	2016

KeySpan Corporation	USD 700m	KeySpan MTN 7.625%	2010
	USD 250m	KeySpan MTN 8.00%	2030
	USD 160m	KeySpan 4.9% Notes (i)	2008
	USD 307m	KeySpan 5.803% Notes	2035
	USD 150m	KeySpan 4.65% Notes	2013
	USD 150m	KeySpan 5.875% Notes	2033

KeySpan Gas East Corporation	USD 400m	KeySpan 7.875% Gas East MTN Program	2010
(National Grid Energy Delivery Long Island)

KeySpan Ravenswood LLC	USD 412m	Ravenswood Master Lease Notes (i)	2009

National Grid Electricity Transmission plc	EUR 600m	4.125% Fixed Rate (i)	2008
	EUR 600m	6.625% Fixed Rate (ii)	2014
	GBP 250m	4.75% Fixed Rate	2010
	GBP 300m	2.983% Guaranteed Retail Price Index-Linked	2018
	GBP 220m	3.806% Retail Price Index-Linked	2020
	GBP 450m	5.875% Fixed Rate	2024
	GBP 360m	6.5% Fixed Rate	2028
	GBP 200m	1.6449% Retail Price Index-Linked	2036
	GBP 150m	1.823% Retail Price Index-Linked	2056
	GBP 150m	1.8575% Index-Linked	2039
	GBP 379m	7.375% Fixed Rate (ii)	2031

National Grid Gas plc	GBP 250m	8.875% Fixed Rate (i)	2008
	AUD 500m	7.0% Fixed Rate (i)	2008
	GBP 300m	5.375% Fixed Rate	2009
	GBP 300m	6.0% Fixed Rate	2017
	GBP 275m	8.75% Fixed Rate	2025
	GBP 100m	1.6747% Retail Price Index-Linked	2036
	GBP 115m	1.7298% Retail Price Index-Linked	2046
	GBP 100m	1.6298% Retail Price Index-Linked	2048
	GBP 100m	1.5522% Retail Price Index-Linked	2048
	GBP 300m	1.754% Retail Price Index-Linked	2036
	GBP 140m	1.7864% Index-Linked	2037
	GBP 100m	1.9158% Index-Linked	2037
	GBP 100m	1.7762% Index-Linked	2037
	GBP 100m	1.7744% Index-Linked	2039
	GBP 100m	1.8625% Index-Linked	2039
	GBP 484m	6.375% Fixed Rate	2020
	GBP 503m	Floating Rate	2009
	GBP 503m	4.1875% Index-Linked	2022
	GBP 503m	7.0% Fixed Rate	2024
	EUR 800m	5.125% Fixed Rate (ii)	2013
	EUR 163m	4.36% EUR-HICP Linked (ii)	2018
	GBP 444m	6.0% Fixed Rate (ii)	2038

National Grid plc Annual Report and Accounts 2008/09     173

Notes to the consolidated financial statements continued

35. Bonds and facilities continued

Issuer	Original Notional Value	Description of instrument	Due

National Grid plc	CAD 200m	4.98% Fixed Rate	2011
	EUR 500m	3.75% Fixed Rate (i)	2008
	EUR 1,000m	4.125% Fixed Rate	2013
	EUR 600m	5.0% Fixed Rate	2018
	EUR 500m	4.375% Fixed Rate	2020
	EUR 600m	Floating Rate	2010
	EUR 750m	Floating Rate	2012
	EUR 300m	Floating Rate	2009
	EUR 450m	Floating Rate (i)	2008
	GBP 300m	5.25% Fixed Rate	2011
	GBP 310m	5.5% Fixed Rate	2013
	USD 1,000m	6.3% Fixed Rate	2016
	EUR 578m	6.5% Fixed Rate (ii)	2014
	GBP 400m	6.125% Fixed Rate (ii)	2014

NGG Finance plc	EUR 750m	6.125% Fixed Rate	2011

Niagara Mohawk Power Corporation	USD 600m	7.75% Senior Notes (i)	2008

Bank loans and other loans National Grid plc	USD 250m	Floating Rate (ii)	2011
	USD 150m	Floating Rate (ii)	2011
	USD 150m	Floating Rate	2011
	USD 200m	Floating Rate (ii)	2010

National Grid Grain LNG Limited	GBP 120m	Floating Rate	2014
	GBP 140m	Floating Rate	2023

National Grid Electricity Transmission plc	GBP 200m	Floating Rate	2012
	GBP 200m	Floating Rate	2017

National Grid Gas plc	GBP 200m	Floating Rate	2012
	GBP 180m	1.88% Retail Price Index-Linked	2022
	GBP 190m	2.14% Retail Price Index-Linked	2022

National Grid USA	USD 150m	Floating Rate	2011

National Grid Holdings Limited	GBP 250m	4.13794% Fixed Rate (ii)	2011

NGT Five Limited	GBP 500m	5.917% Index-Linked (ii)	2013

(i)	Matured during the year ended 31 March 2009.

(ii)	Issued during the year ended 31 March 2009.
No significant bonds have been announced to the market or issued subsequent to 31 March 2009, up to the date of the signing of the accounts.
Borrowing facilities
At 31 March 2009, there were bilateral committed credit facilities of £1,273m (2008: £1,315m), of which £1,180m (2008: £1,235m) were undrawn. In addition, there were committed credit facilities from syndicates of banks of £1,796m at 31 March 2009 (2008: £1,628m), of which £1,796m (2008: £1,628m) were undrawn. An analysis of the maturity of these undrawn committed facilities is shown below:
Undrawn committed borrowing facilities

	2009	2008
	£m	£m

Expiring:
In one year or less	1,155	756
In more than one year, but not more than two years	1,820	408
In more than two years	–	1,699

	2,975	2,863

At 31 March 2009, of the unused facilities £2,816m (2008: £2,747m) was held as back-up to commercial paper and similar borrowings.

174     National Grid plc Annual Report and Accounts 2008/09

36. Share options and reward plans
We operate four principal forms of share option and share reward plans. These plans include an employee Sharesave scheme, a Performance Share Plan (PSP), the Deferred Share Plan and the Retention Award Plans. In any ten year period, the maximum number of shares that may be issued or issuable pursuant to these share plans may not exceed the number of shares representing 10% of the issued ordinary share capital.
Active share plans
The Sharesave scheme is savings-related where, under normal circumstances, share options are exercisable on completion of a three and/or five year Save-As-You-Earn contract. The exercise price of options granted represents 80% of the market price at the time of the invitation.
Under the PSP, awards have been made to Executive Directors and approximately 400 senior employees. Awards made from 2005, have a criteria of 50% based on the Company’s total shareholder return (TSR) performance when compared to the FTSE 100 and 50% based on the annualised growth of the Company’s EPS compared to the growth in RPI (the general index of retail prices for all items). Awards are delivered in National Grid plc shares (ADSs for US participants).
Under the Deferred Share Plan, one half of any bonus earned by Executive Directors and a predetermined part of any bonus earned by senior employees is automatically deferred into National Grid shares (ADSs for US participants). The shares/ADSs are held in trust for three years before release.
Retention Awards have been made to a small number of senior employees following the acquisition of KeySpan. Awards were made in November 2007 in National Grid ADSs and will vest in three equal tranches over three years, provided the employee remains employed by the Company. The Retention Awards are conditional share awards with no performance conditions attached.
Additional information in respect of active share plans

	2009	2008	2007
	millions	millions	millions

Performance Share Plan Awards of ordinary share equivalents at 1 April	7.5	8.0	9.2
Awards made	3.5	3.1	2.6
Lapses/forfeits	(0.7)	(3.4)	(3.8)
Awards vested	(0.8)	(0.2)	–

Awards of ordinary share equivalents at 31 March	9.5	7.5	8.0
Conditional awards available for release at 31 March	1.8	–	–

Deferred Share Plan Awards of ordinary share equivalents at 1 April	0.5	0.4	–
Awards made	0.6	0.2	0.4
Awards vested	(0.1)	(0.1)	–

Awards of ordinary share equivalents at 31 March	1.0	0.5	0.4
Conditional awards available for release at 31 March	–	–	0.1

Retention Award Plans Awards of ordinary share equivalents at 1 April	0.8	–	–
Awards made	–	0.8	–
Awards vested	(0.3)	–	–

Awards of ordinary share equivalents at 31 March	0.5	0.8	–
Conditional awards available for release at 31 March	–	–	–

National Grid plc Annual Report and Accounts 2008/09     175

Notes to the consolidated financial statements continued

36. Share options and reward plans continued
Non-active share plans
We also have a number of historical plans where awards are still outstanding but no further awards will be granted. These include the Executive Share Option Plan and the Share Matching Plan.
The Executive Share Option Plan applied to senior executives, including Executive Directors. Options granted were subject to the achievement of performance targets related to TSR over a three year period and those for 2000 are subject to a final retest in 2010 after which they will lapse if the performance criterion is not met. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.
The Share Matching Plan applied to Executive Directors and other senior employees whereby a predetermined part of each participant’s bonus entitlement was automatically deferred into National Grid plc shares (known as qualifying shares) and a matching award may be exercised under the Plan after a three year period provided the Director or senior employee remains employed by the Company or its subsidiary undertakings.
Additional information in respect of non-active share plans

	2009	2008	2007
	000s	000s	000s

Share Matching Plan Awards at 1 April	202	384	436
Dividend reinvestment shares	–	1	–
Awards exercised	(113)	(183)	(52)

Awards at 31 March	89	202	384
Options exercisable at 31 March	89	109	164

Transitional Share Awards/Special Share Awards Awards of ordinary share equivalents at 1 April	3	77	133
Lapses/forfeits	–	(1)	(6)
Awards vested	(3)	(73)	(50)

Awards of ordinary share equivalents at 31 March	–	3	77
Conditional awards available for release at 31 March	–	3	1

Share options
Movement in options to subscribe for ordinary shares under the Company’s various options schemes for the three years ended 31 March 2009 is shown below and includes those options related to shares issued by employee benefit trusts:

	Sharesave		Executive Plan
	scheme options		options
	Weighted		Weighted
	average		average		Total
	price		price		options
	£	millions	£	millions	millions

At 31 March 2006	3.68	19.9	5.01	7.2	27.1
Granted	5.58	4.2	–	–	4.2
Lapsed – expired	3.82	(0.9)	5.48	(1.9)	(2.8)
Exercised	3.43	(1.9)	5.00	(2.1)	(4.0)

At 31 March 2007	4.07	21.3	4.74	3.2	24.5
Granted	6.55	2.9	–	–	2.9
Lapsed – expired	4.43	(1.0)	5.31	(0.1)	(1.1)
Exercised	3.37	(6.3)	4.45	(1.1)	(7.4)

At 31 March 2008	4.74	16.9	4.87	2.0	18.9
Granted	4.88	7.4	–	–	7.4
Lapsed – expired	6.07	(2.2)	4.16	(0.1)	(2.3)
Exercised	3.81	(2.0)	4.81	(0.4)	(2.4)

At 31 March 2009	4.74	20.1	4.95	1.5	21.6

Included within options outstanding at 31 March 2009, 31 March 2008 and 31 March 2007 were the following options that were exercisable:

At 31 March 2009	4.57	0.1	4.81	1.0	1.1

At 31 March 2008	3.74	0.5	4.78	1.3	1.8

At 31 March 2007	3.17	4.1	4.63	2.4	6.5

176     National Grid plc Annual Report and Accounts 2008/09

36. Share options and reward plans continued
The weighted average remaining contractual life of options in the employee Sharesave scheme at 31 March 2009 was 2 years and 5 months. These options have exercise prices between £3.17 and £6.55 per ordinary share.
The weighted average share price at the exercise dates was as follows:

	2009	2008	2007
	£	£	£

Sharesave scheme options	6.99	7.79	6.50
Executive Plan options	6.81	7.68	6.68

Additional information in respect of share options

	2009	2008	2007
	£m	£m	£m

Share options exercised
Cash received on exercise of all share options during the year	8	23	16
Tax benefits realised from share options exercised during the year	4	10	5

Options outstanding and exercisable and their weighted average exercise prices for the respective ranges of exercise prices and years at 31 March 2009 are as follows:

	Weighted average		Weighted average
	exercise price of	Number	exercise price of	Number	Exercise price	Normal dates
	exercisable options	exercisable	outstanding options	outstanding	per share	of exercise
	£	millions	£	millions	pence	years

Executive Plan options	5.33	0.1	5.33	0.1	424.0-566.5	2003-2010
	5.27	0.1	5.26	0.6	526.0-623.0	2004-2011
	4.68	0.8	4.68	0.8	434.5-481.5	2006-2013

	4.81	1.0	4.95	1.5

The aggregate intrinsic value of all options outstanding and exercisable at 31 March 2009 amounted to £16m and £1m respectively.
Share-based payment charges
The charge to the income statement for the year ended 31 March 2009 was £22m (2008: £18m; 2007: £15m). The related tax credit recognised in the income statement was £1m (2008: £1m charge; 2007: £9m charge).
Awards under share option plans
The average share prices at the date of options being granted, the average exercise prices of the options granted and the estimated average fair values of the options granted during each of the three financial years ended 31 March were as follows:

	2009		2008		2007

Average share price	684.0	p	846.0	p	746.0	p
Average exercise price	488.0	p	655.0	p	558.0	p
Average fair value	153.7	p	190.0	p	166.8	p

These amounts have been calculated in respect of options where the exercise price is less than the market price at the date of grant.
The fair values of the options granted were estimated using the following principal assumptions:

	2009	2008	2007

Dividend yield (%)	5.0	4.5	4.5
Volatility (%)	22.4-26.1	15.6-18.9	15.6-18.9
Risk-free investment rate (%)	2.5	4.2	4.2
Average life (years)	4.2	4.1	3.9

National Grid plc Annual Report and Accounts 2008/09     177

Notes to the consolidated financial statements continued

36. Share options and reward plans continued
The fair values of awards under the Sharesave scheme have been calculated using the Black-Scholes European model. This is considered appropriate given the short exercise window of Sharesave options. The fair values of awards made in 2007 and 2008 have been calculated by reference to the 2006 Black-Scholes European model calculation.
Volatility was derived based on the following, and is assumed to revert from its current implied level to its long-run mean based on historical volatility under (ii) below:
(i)	implied volatility in traded options over the Company’s shares;

(ii)	historical volatility of the Company’s shares over a term commensurate with the expected life of each option; and

(iii)	implied volatility of comparator companies where options in their shares are traded.
Awards under other share plans
The average share prices and fair values at the date share awards were granted during each of the three financial years ended 31 March were as follows:

	2009		2008		2007

Average share price	670.1	p	766.9	p	594.0	p
Average fair value	458.1	p	522.8	p	403.1	p

The fair values of the awards granted were estimated using the following principal assumptions:

	2009	2008	2007

Dividend yield (%)	4.4	4.4	4.4
Risk-free investment rate (%)	2.5	4.1	4.1

Fair values have been calculated using a Monte Carlo simulation model for awards with total shareholder return performance conditions. The fair value of awards made in 2008 and 2007 have been calculated by reference to the 2006 Monte Carlo simulation model calculation. Fair values of awards with performance conditions based on earnings per share have been calculated using the share price at date of grant less the present value of dividends foregone during the performance period.
For other share scheme awards, where the primary vesting condition is that employees complete a specified number of years’ service, the fair value has been calculated as the share price at date of grant, adjusted to recognise the extent to which participants do not receive dividends over the vesting period. Volatility for share awards has been calculated on the same basis as used for share options, as described above.

178     National Grid plc Annual Report and Accounts 2008/09

37. Subsidiary undertakings, joint ventures and associates
37. Subsidiary undertakings, joint ventures and associates
Principal subsidiary undertakings
The principal subsidiary undertakings included in the consolidated financial statements at 31 March 2009 are listed below.
These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.

Principal activity

National Grid Gas plc (i)	Transmission and distribution of gas
National Grid Electricity Transmission plc (i)	Transmission of electricity in England and Wales
New England Power Company (incorporated in the US) (i)	Transmission of electricity
Massachusetts Electric Company (incorporated in the US) (i)	Distribution of electricity
The Narragansett Electric Company (incorporated in the US) (i)	Distribution of electricity
Niagara Mohawk Power Corporation (incorporated in the US) (i)	Distribution and transmission of electricity and gas
National Grid Metering Limited (i)	Metering services
OnStream Metering Services Limited (i)	Metering services
National Grid Grain LNG Limited (i)	LNG importation terminal
Boston Gas Company (incorporated in the US) (i)	Distribution of gas
National Grid Electric Services LLC (incorporated in the US) (i)	Transmission and distribution of electricity
National Grid Generation LLC (incorporated in the US) (i)	Generation of electricity
New England Electric Transmission Corporation (incorporated in the US) (i)	Transmission of electricity
Nantucket Electric Company (incorporated in the US) (i)	Distribution of electricity
KeySpan Gas East Corporation (incorporated in the US) (i)	Distribution of gas
The Brooklyn Union Gas Company (incorporated in the US) (i)	Distribution of gas
NGG Finance plc (ii)	Financing
British Transco Finance Inc. (incorporated in the US) (i)	Financing
British Transco International Finance BV (incorporated in The Netherlands) (i)	Financing
National Grid Property Limited (i)	Property services
National Grid Holdings One plc (ii)	Holding company
Lattice Group plc (i)	Holding company
National Grid USA (incorporated in the US) (i)	Holding company
Niagara Mohawk Holdings, Inc. (incorporated in the US) (i)	Holding company
National Grid Commercial Holdings Limited (i)	Holding company
National Grid Gas Holdings Limited (i)	Holding company
National Grid (US) Holdings Limited (ii)	Holding company
National Grid Holdings Limited (i)	Holding company
KeySpan Corporation (incorporated in the US) (i)	Holding company

(i)	Issued ordinary share capital held by subsidiary undertakings.

(ii)	Issued ordinary share capital held by National Grid plc.
Principal joint ventures and associates
The principal joint ventures and associated undertakings included in the financial statements at 31 March 2009 are listed below.
These undertakings are incorporated in Great Britain (unless otherwise indicated).

	% ownership	Principal activity

Blue – NG (Holdings) Limited	50	Holding company
BritNed Development Limited	50	Interconnector between the UK and The Netherlands
Millennium Pipeline Company, LLC (incorporated in the US)	26.25	Gas pipeline construction
Iroquois Gas Transmission System, L.P. (incorporated in the US)	20.4	Transmission of gas

A full list of all subsidiary and associated undertakings is available from the Company Secretary & General Counsel of the Company.

National Grid plc Annual Report and Accounts 2008/09     179

Notes to the consolidated financial statements continued

38. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures
The following condensed consolidating financial information, comprising income statements, balance sheets and cash flow statements, is given in respect of National Grid Gas plc (Subsidiary guarantor), which became joint full and unconditional guarantor on 11 May 2004 with National Grid plc (Parent guarantor) of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc. (then known as British Gas Finance Inc.) (issuer of notes). Condensed consolidating financial information is also provided in respect of Niagara Mohawk Power Corporation as a result of National Grid plc’s guarantee (dated 29 October 2007) of Niagara Mohawk’s 3.6% and 3.9% issued preferred shares. National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation are wholly-owned subsidiaries of National Grid plc.
The following financial information for National Grid plc, National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.
This parent company-only financial information should be read in conjunction with the Company’s financial statements and footnotes presented in our 2008/09 Annual Report and Accounts.
Summary income statements are presented, on a consolidating basis, for the three years ended 31 March 2009. Summary income statements of National Grid plc and National Grid Gas plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.
The summary balance sheets of National Grid plc and National Grid Gas plc include the investments in subsidiaries recorded under the equity method for the purposes of presenting condensed consolidating financial information under IFRS. The IFRS summary balance sheets present these investments within ‘Financial and other investments’.
The consolidation adjustments column includes the necessary amounts to eliminate the inter-company balances and transactions between National Grid plc, National Grid Gas plc, British Transco Finance Inc., Niagara Mohawk Power Corporation, and other subsidiaries.

180     National Grid plc Annual Report and Accounts 2008/09

38. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued
Summary income statements for the year ended 31 March 2009 – IFRS

	Parent				Subsidiary
	guarantor	Issuer of notes			guarantor
		Niagara
	National	Mohawk	British		National			National
	Grid	Power	Transco		Grid Gas	Other	Consolidation	Grid
	plc	Corporation	Finance Inc.		plc	subsidiaries	adjustments	consolidated
	£m	£m	£m		£m	£m	£m	£m

Revenue	–	2,708	–		2,605	10,549	(238)	15,624
Other operating income	–	–	–		27	36	–	63
Operating costs
Depreciation and amortisation	–	(135)	–		(413)	(579)	–	(1,127)
Payroll costs	–	(269)	–		(239)	(941)	–	(1,449)
Purchases of electricity	–	(735)	–		–	(1,492)	–	(2,227)
Purchases of gas	–	(374)	–		(168)	(3,020)	–	(3,562)
Rates and property taxes	–	(132)	–		(236)	(513)	–	(881)
Electricity transmission services scheme direct costs	–	–	–		–	(904)	–	(904)
Payments to Scottish electricity transmission network owners	–	–	–		–	(243)	–	(243)
Other operating charges	–	(438)	–		(818)	(1,653)	238	(2,671)
	–	(2,083)	–		(1,874)	(9,345)	238	(13,064)

Operating profit	–	625	–		758	1,240	–	2,623
Net finance costs	(213)	(115)	–		(400)	(506)	–	(1,234)
Dividends receivable	592	–	–		–	300	(892)	–
Interest in equity accounted affiliates	551	–	–		(3)	5	(548)	5

Profit before taxation	930	510	–		355	1,039	(1,440)	1,394
Taxation	(8)	(185)	–		(307)	28	–	(472)

Profit for the year from continuing operations	922	325	–		48	1,067	(1,440)	922
Profit for the year from discontinued operations	25	–	–		–	25	(25)	25

Profit for the year	947	325	–	(i)	48	1,092	(1,465)	947

Attributable to:
Equity shareholders	944	325	–		48	1,092	(1,465)	944
Minority interests	3	–	–		–	–	–	3

	947	325	–	(i)	48	1,092	(1,465)	947

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

National Grid plc Annual Report and Accounts 2008/09     181

Notes to the consolidated financial statements continued

38. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued
Summary income statements for the year ended 31 March 2008 – IFRS

	Parent				Subsidiary
	guarantor	Issuer of notes			guarantor
		Niagara
	National	Mohawk	British		National			National
	Grid	Power	Transco		Grid Gas	Other	Consolidation	Grid
	plc *	Corporation	Finance Inc.		plc	subsidiaries *	adjustments *	consolidated *
	£m	£m	£m		£m	£m	£m	£m

Revenue	–	2,108	–		2,459	7,104	(248)	11,423
Other operating income	–	–	–		8	67	–	75
Operating costs
Depreciation and amortisation	–	(101)	–		(432)	(461)	–	(994)
Payroll costs	–	(201)	–		(226)	(752)	–	(1,179)
Purchases of electricity	–	(609)	–		–	(744)	–	(1,353)
Purchases of gas	–	(297)	–		(110)	(1,604)	–	(2,011)
Rates and property taxes	–	(93)	–		(227)	(288)	–	(608)
Electricity transmission services scheme direct costs	–	–	–		–	(574)	–	(574)
Payments to Scottish electricity transmission network owners	–	–	–		–	(226)	–	(226)
Other operating charges	–	(248)	–		(514)	(1,075)	248	(1,589)
	–	(1,549)	–		(1,509)	(5,724)	248	(8,534)

Operating profit	–	559	–		958	1,447	–	2,964
Net finance costs*	(116)	(116)	–		(298)	(256)	–	(786)
Dividends receivable	–	–	–		–	500	(500)	–
Interest in equity accounted affiliates*	1,705	–	–		(27)	(7)	(1,667)	4

Profit before taxation*	1,589	443	–		633	1,684	(2,167)	2,182
Taxation	(14)	(194)	–		(141)	(258)	–	(607)

Profit for the year from continuing operations*	1,575	249	–		492	1,426	(2,167)	1,575
Profit for the year from discontinued operations	1,618	–	–		3	1,615	(1,618)	1,618

Profit for the year*	3,193	249	–	(i)	495	3,041	(3,785)	3,193

Attributable to:
Equity shareholders	3,190	249	–		495	3,038	(3,782)	3,190
Minority interests	3	–	–		–	3	(3)	3

	3,193	249	–	(i)	495	3,041	(3,785)	3,193

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

182     National Grid plc Annual Report and Accounts 2008/09

38. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued
Summary income statements for the year ended 31 March 2007 – IFRS

	Parent				Subsidiary
	guarantor	Issuer of notes			guarantor
		Niagara
	National	Mohawk	British		National			National
	Grid	Power	Transco		Grid Gas	Other	Consolidation	Grid
	plc	Corporation	Finance Inc.		plc	subsidiaries	adjustments	consolidated
	£m	£m	£m		£m	£m	£m	£m

Revenue	–	2,189	–		2,231	4,593	(318)	8,695
Other operating income	–	–	–		6	77	–	83
Operating costs
Depreciation and amortisation	–	(102)	–		(389)	(380)	–	(871)
Payroll costs	–	(209)	–		(228)	(383)	–	(820)
Purchases of electricity	–	(633)	–		–	(960)	–	(1,593)
Purchases of gas	–	(309)	–		(113)	(122)	–	(544)
Rates and property taxes	–	(104)	–		(211)	(157)	–	(472)
Electricity transmission services scheme direct costs	–	–	–		–	(558)	–	(558)
Payments to Scottish electricity transmission network owners	–	–	–		–	(237)	–	(237)
Other operating charges	(2)	(154)	–		(531)	(801)	318	(1,170)
	(2)	(1,511)	–		(1,472)	(3,598)	318	(6,265)

Operating profit	(2)	678	–		765	1,072	–	2,513
Net finance income/(costs)	18	(131)	–		(280)	(371)	–	(764)
Dividends receivable	–	–	–		–	1,850	(1,850)	–
Interest in equity accounted affiliates	1,286	–	–		15	(1)	(1,298)	2

Profit before taxation	1,302	547	–		500	2,550	(3,148)	1,751
Taxation	8	(238)	–		(239)	28	–	(441)

Profit for the year from continuing operations	1,310	309	–		261	2,578	(3,148)	1,310
Profit for the year from discontinued operations	86	–	–		13	73	(86)	86

Profit for the year	1,396	309	–	(i)	274	2,651	(3,234)	1,396

Attributable to:
Equity shareholders	1,394	309	–		274	2,649	(3,232)	1,394
Minority interests	2	–	–		–	2	(2)	2

	1,396	309	–	(i)	274	2,651	(3,234)	1,396

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

National Grid plc Annual Report and Accounts 2008/09     183

Notes to the consolidated financial statements continued

38. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued
Balance sheets as at 31 March 2009 – IFRS

	Parent			Subsidiary
	guarantor	Issuer of notes		guarantor
		Niagara
	National	Mohawk	British	National			National
	Grid	Power	Transco	Grid Gas	Other	Consolidation	Grid
	plc	Corporation	Finance Inc.	plc	subsidiaries	adjustments	consolidated
	£m	£m	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	779	–	–	4,612	–	5,391
Other intangible assets	–	12	–	73	285	–	370
Property, plant and equipment	–	3,941	–	10,370	15,234	–	29,545
Deferred tax assets	3	145	–	–	–	(11)	137
Other non-current assets	–	4	–	6	365	–	375
Amounts owed by subsidiary undertakings	1,796	–	–	5,611	1,911	(9,318)	–
Financial and other investments (i)	6,398	23	–	15	9,606	(15,681)	361
Derivative financial assets	558	–	–	688	287	–	1,533

Total non-current assets	8,755	4,904	–	16,763	32,300	(25,010)	37,712

Current assets
Inventories and current intangible assets	–	52	–	34	470	–	556
Trade and other receivables	4	511	–	264	1,893	–	2,672
Amounts owed by subsidiary undertakings	11,153	–	213	225	9,099	(20,690)	–
Financial and other investments	275	17	–	989	916	–	2,197
Derivative financial assets	329	–	–	122	142	–	593
Cash and cash equivalents	235	4	–	–	498	–	737

Total current assets	11,996	584	213	1,634	13,018	(20,690)	6,755

Total assets	20,751	5,488	213	18,397	45,318	(45,700)	44,467

Current liabilities
Borrowings	(1,422)	(64)	(5)	(913)	(849)	–	(3,253)
Derivative financial liabilities	(209)	–	–	(67)	(31)	–	(307)
Trade and other payables	(28)	(263)	–	(580)	(1,964)	–	(2,835)
Amounts owed to subsidiary undertakings	(7,064)	(491)	–	(1,551)	(11,584)	20,690	–
Current tax liabilities	–	(122)	–	(31)	(230)	–	(383)
Provisions	–	(21)	–	(52)	(175)	–	(248)

Total current liabilities	(8,723)	(961)	(5)	(3,194)	(14,833)	20,690	(7,026)

Non-current liabilities
Borrowings	(6,471)	(573)	(208)	(6,413)	(9,875)	–	(23,540)
Derivative financial liabilities	(511)	–	–	(41)	(81)	–	(633)
Other non-current liabilities	–	(273)	–	(1,103)	(716)	–	(2,092)
Amounts owed to subsidiary undertakings	(1,062)	(849)	–	–	(7,407)	9,318	–
Deferred tax liabilities	–	–	–	(1,778)	(894)	11	(2,661)
Pensions and other post-retirement benefit obligations	–	(1,217)	–	–	(1,863)	–	(3,080)
Provisions	–	(238)	–	(98)	(1,115)	–	(1,451)

Total non-current liabilities	(8,044)	(3,150)	(208)	(9,433)	(21,951)	9,329	(33,457)

Total liabilities	(16,767)	(4,111)	(213)	(12,627)	(36,784)	30,019	(40,483)

Net assets (i)	3,984	1,377	–	5,770	8,534	(15,681)	3,984

Equity
Called up share capital	294	130	–	45	182	(357)	294
Share premium account	1,371	2,053	–	204	7,183	(9,440)	1,371
Retained earnings	7,135	(805)	–	4,184	7,471	(10,850)	7,135
Other equity reserves	(4,830)	(1)	–	1,336	(6,301)	4,966	(4,830)

Total shareholders’ equity (i)	3,970	1,377	–	5,769	8,535	(15,681)	3,970
Minority interests	14	–	–	1	(1)	–	14

Total equity (i)	3,984	1,377	–	5,770	8,534	(15,681)	3,984

(i)	Includes parent Company’s subsidiaries, associates and joint ventures presented on an equity accounted basis.

184     National Grid plc Annual Report and Accounts 2008/09

38. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued
Balance sheets as at 31 March 2008 – IFRS

	Parent			Subsidiary
	guarantor	Issuer of notes		guarantor
		Niagara
	National	Mohawk	British	National			National
	Grid	Power	Transco	Grid Gas	Other	Consolidation	Grid
	plc *	Corporation	Finance Inc.	plc	subsidiaries *	adjustments *	consolidated *
	£m	£m	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	564	–	–	3,340	–	3,904
Other intangible assets	–	12	–	56	203	–	271
Property, plant and equipment	–	2,756	–	9,761	11,814	–	24,331
Deferred tax assets	3	67	–	–	–	(70)	–
Other non-current assets	–	–	–	–	1,010	–	1,010
Amounts owed by subsidiary undertakings	–	–	–	5,630	1,067	(6,697)	–
Financial and other investments (i)	3,183	20	–	19	11,082	(14,053)	251
Derivative financial assets	751	–	–	101	211	–	1,063

Total non-current assets	3,937	3,419	–	15,567	28,727	(20,820)	30,830

Current assets
Inventories and current intangible assets	–	18	–	31	389	–	438
Trade and other receivables	3	401	–	254	1,607	–	2,265
Amounts owed by subsidiary undertakings	11,350	–	154	125	6,465	(18,094)	–
Financial and other investments	787	2	–	499	807	–	2,095
Derivative financial assets	341	–	–	81	41	–	463
Cash and cash equivalents	–	5	–	3	166	–	174

Total current assets	12,481	426	154	993	9,475	(18,094)	5,435

Assets of businesses held for sale	–	–	–	–	1,506	–	1,506

Total assets	16,418	3,845	154	16,560	39,708	(38,914)	37,771

Current liabilities
Borrowings	(1,019)	(351)	(3)	(680)	(1,829)	–	(3,882)
Derivative financial liabilities	(79)	–	–	(27)	(8)	–	(114)
Trade and other payables	(51)	(231)	–	(580)	(1,618)	–	(2,480)
Amounts owed to subsidiary undertakings	(4,804)	(170)	–	(1,490)	(11,630)	18,094	–
Current tax liabilities	–	(41)	–	(27)	(227)	–	(295)
Provisions	–	(16)	–	(50)	(309)	–	(375)

Total current liabilities	(5,953)	(809)	(3)	(2,854)	(15,621)	18,094	(7,146)

Non-current liabilities
Borrowings	(4,460)	(417)	(151)	(4,906)	(7,187)	–	(17,121)
Derivative financial liabilities	(179)	–	–	(83)	(57)	–	(319)
Other non-current liabilities	–	(188)	–	(1,043)	(490)	–	(1,721)
Amounts owed to subsidiary undertakings	(452)	(615)	–	–	(5,630)	6,697	–
Deferred tax liabilities	–	–	–	(1,630)	(1,699)	70	(3,259)
Pensions and other post-retirement benefit obligations	–	(784)	–	–	(962)	–	(1,746)
Provisions	–	(166)	–	(64)	(792)	–	(1,022)

Total non-current liabilities	(5,091)	(2,170)	(151)	(7,726)	(16,817)	6,767	(25,188)

Liabilities of businesses held for sale	–	–	–	–	(63)	–	(63)

Total liabilities	(11,044)	(2,979)	(154)	(10,580)	(32,501)	24,861	(32,397)

Net assets (i)	5,374	866	–	5,980	7,207	(14,053)	5,374

Equity
Called up share capital	294	94	–	45	182	(321)	294
Share premium account	1,371	1,486	–	204	3,642	(5,332)	1,371
Retained earnings	8,943	(723)	–	4,433	10,049	(13,759)	8,943
Other equity reserves	(5,252)	9	–	1,298	(6,666)	5,359	(5,252)

Total shareholders’ equity (i)	5,356	866	–	5,980	7,207	(14,053)	5,356
Minority interests	18	–	–	–	–	–	18

Total equity (i)	5,374	866	–	5,980	7,207	(14,053)	5,374

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 28)
(i)	Includes parent Company’s subsidiaries, associates and joint ventures presented on an equity accounted basis.

National Grid plc Annual Report and Accounts 2008/09     185

Notes to the consolidated financial statements continued

38. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued
Cash flow statements

	Parent			Subsidiary
	guarantor	Issuer of notes		guarantor
		Niagara
	National	Mohawk	British	National			National
	Grid	Power	Transco	Grid Gas	Other	Consolidation	Grid
	plc	Corporation	Finance Inc.	plc	subsidiaries	adjustments	consolidated
	£m	£m	£m	£m	£m	£m	£m

Year ended 31 March 2009
Net cash provided by operating activities – continuing operations	–	419	–	1,277	1,725	–	3,421
Net cash used in operating activities – discontinued operations	–	–	–	–	(8)	–	(8)

Net cash provided by operating activities	–	419	–	1,277	1,717	–	3,413

Net cash (used in)/provided by investing activities – continuing operations	(2,426)	(265)	–	(1,569)	(4,974)	6,187	(3,047)
Net cash provided by/(used in) investing activities – discontinued operations	–	–	–	(6)	1,055	–	1,049

Net cash (used in)/provided by investing activities	(2,426)	(265)	–	(1,575)	(3,919)	6,187	(1,998)

Net cash (used in)/provided by financing activities	2,663	(157)	–	291	2,513	(6,187)	(877)

Increase/(decrease) in cash and cash equivalents in the year	237	(3)	–	(7)	311	–	538

Year ended 31 March 2008
Net cash provided by operating activities – continuing operations	4	316	–	1,552	1,283	–	3,155
Net cash provided by operating activities – discontinued operations	–	–	–	–	10	–	10

Net cash provided by operating activities	4	316	–	1,552	1,293	–	3,165

Net cash (used in)/provided by investing activities – continuing operations	1,547	(209)	–	(1,630)	(3,658)	(2,123)	(6,073)
Net cash provided by/(used in) investing activities – discontinued operations	–	–	–	(4)	3,054	–	3,050

Net cash (used in)/provided by investing activities	1,547	(209)	–	(1,634)	(604)	(2,123)	(3,023)

Net cash (used in)/provided by financing activities	(2,302)	(105)	–	(87)	(1,221)	2,123	(1,592)

(Decrease)/increase in cash and cash equivalents in the year	(751)	2	–	(169)	(532)	–	(1,450)

Year ended 31 March 2007
Net cash provided by operating activities – continuing operations	1	374	–	1,341	1,064	–	2,780
Net cash provided by operating activities – discontinued operations	–	–	–	–	178	–	178

Net cash provided by operating activities	1	374	–	1,341	1,242	–	2,958

Net cash used in investing activities – continuing operations	(1,225)	(140)	–	(1,381)	(403)	(807)	(3,956)
Net cash (used in)/provided by investing activities – discontinued operations	–	–	–	27	(132)	–	(105)

Net cash used in investing activities	(1,225)	(140)	–	(1,354)	(535)	(807)	(4,061)

Net cash provided by/(used in) financing activities	940	(232)	–	(42)	(195)	807	1,278

Increase/(decrease) in cash and cash equivalents in the year	(284)	2	–	(55)	512	–	175

Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £592m during the year ended 31 March 2009 (2008: £2,500m; 2007: £220m).

186     National Grid plc Annual Report and Accounts 2008/09

Company accounting policies
Company accounting policies

A. Basis of preparation of individual financial statements under UK GAAP
These individual financial statements of the Company have been prepared in accordance with applicable UK accounting and financial reporting standards and the Companies Act 1985.
These individual financial statements of the Company have been prepared on a historical cost basis, except for the revaluation of financial instruments.
These individual financial statements are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates.
The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. The Company has taken the exemption from preparing a cash flow statement under the terms of FRS 1 (revised 1996) ‘Cash flow statements’.
In accordance with exemptions under FRS 8 ‘Related party disclosures’, the Company has not disclosed transactions with related parties, as the Company’s financial statements are presented together with its consolidated financial statements. Further, in accordance with exemptions under FRS 29 ‘Financial Instruments: Disclosures’, the Company has not presented the financial instruments disclosures required by the standard, as disclosures which comply with the standard are included in the consolidated financial statements.
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.
B. Fixed asset investments
Investments held as fixed assets are stated at cost less any provisions for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are calculated such that the carrying value of the fixed asset investment is the lower of its cost or recoverable amount. Recoverable amount is the higher of its net realisable value and its value in use.
C. Taxation
Current tax for the current and prior periods is provided at the amount expected to be paid (or recovered) using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or the right to pay less tax, at a future date, at tax rates expected to apply when the timing differences reverse based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.
Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.
D. Foreign currencies
Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates.
Gains and losses arising on retranslation of monetary assets and liabilities are included in the profit and loss account.
E. Financial instruments
Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs, with an amount equal to the nominal amount of the shares issued included in the share capital account and the balance recorded in the share premium account.
Loans receivable are carried at amortised cost using the effective interest rate method less any allowance for estimated impairments. A provision is established for impairments when there is objective evidence that the Company will not be able to collect all amounts due under the original terms of the loan. Interest income, together with losses when the loans are impaired are recognised on an effective interest basis in the profit and loss account.
Current asset financial investments are recognised at fair value plus directly related incremental transaction costs and are subsequently carried at fair value on the balance sheet. Changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the investment is disposed of or is determined to be impaired. At this time, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period. Investment income on investments classified as available-for-sale is recognised in the profit and loss account as it accrues.
Borrowings, which include interest-bearing loans and overdrafts are recorded at their initial fair value which normally reflects the proceeds received, net of direct issue costs less any repayments. Subsequently, these are stated at amortised cost, using the effective interest rate method. Any difference between proceeds and the redemption value is recognised over the term of the borrowing in the profit and loss account using the effective interest rate method.
Derivative financial instruments (‘derivatives’) are recorded at fair value, and where the fair value of a derivative is positive, it is carried as a derivative asset and where negative, as a liability. Assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set off exists and the cash flows are intended to be settled on a net basis.

National Grid plc Annual Report and Accounts 2008/09     187

Company accounting policies continued

Gains and losses arising from changes in fair value are included in the profit and loss account in the period they arise.
Where derivatives are embedded in other financial instruments that are closely related to those instruments, no adjustment is made with respect to such derivative clauses. Otherwise the derivative is recorded separately at fair value on the balance sheet.
The fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques which are consistent with techniques commonly used by the relevant market. The techniques use observable market data.
F. Hedge accounting
The Company enters into derivatives and non-derivative financial instruments in order to manage its interest rate and foreign currency exposures, with a view to managing these risks associated with the Company’s underlying business activities and the financing of those activities. The principal derivatives used include interest rate swaps, forward rate agreements, currency swaps, forward foreign currency contracts and interest rate swaptions.
Hedge accounting allows derivatives to be designated as a hedge of another (non-derivative) financial instrument, to mitigate the impact of potential volatility in the profit and loss account. The Company uses two hedge accounting methods.
Firstly, changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (‘cash flow hedges’) are recognised directly in equity and any ineffective portion is recognised immediately in the profit and loss account. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the profit and loss account in the same period in which the hedged item affects net profit or loss.
Secondly, changes in the carrying value of financial instruments that are designated as hedges of the changes in the fair value of assets or liabilities (‘fair value hedges’) are recognised in the profit and loss account. An offsetting amount is recorded as an adjustment to the carrying value of hedged items, with a corresponding entry in the profit and loss account, to the extent that the change is attributable to the risk being hedged and that the fair value hedge is effective.
Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the profit and loss account as they arise.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the profit and loss account in the same periods in which the previously hedged item affects net profit or loss. For fair value hedges the cumulative adjustment recorded to its carrying value at the date hedge accounting is discontinued is amortised to the profit and loss account using the effective interest rate method.
If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the profit and loss account immediately.
G. Parent Company guarantees
The Company has guaranteed the repayment of the principal and any associated premium and interest on specific loans due from certain subsidiary undertakings to third parties. In the event of default or non-performance by the subsidiary, the Company recognises such guarantees as insurance contracts, at fair value with a corresponding increase in the carrying value of the investment.
H. Share-based payments
The Company issues equity-settled, share-based payments to certain employees of subsidiary undertakings, detailed in the Directors’ Report, the Directors’ Remuneration Report and in note 36 to the consolidated financial statements.
Equity-settled, share-based payments are measured at fair value at the date of grant. The Company has no employees. Equity-settled, share-based payments that are made available to employees of the Company’s subsidiaries are treated as increases in equity over the vesting period of the award, with a corresponding increase in the Company’s investments in subsidiaries, based on an estimate of the number of shares that will eventually vest. Where payments are subsequently received from subsidiaries, these are accounted for as a return of a capital contribution and credited against the Company’s investments in subsidiaries.
I. Dividends
Interim dividends are recognised when they are paid to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

188     National Grid plc Annual Report and Accounts 2008/09

Company balance sheet
Company balance sheet
at 31 March

		2009	2008
	Notes	£m	£m

Fixed assets
Investments	2	7,840	4,276

Current assets
Debtors (amounts falling due within one year)	3	11,157	8,545
Debtors (amounts falling due after more than one year)	3	1,799	2,811
Derivative financial instruments (amounts falling due within one year)	5	329	341
Derivative financial instruments (amounts falling due after more than one year)	5	558	751
Current asset investments	6	509	787
Cash at bank		1	–

		14,353	13,235
Creditors (amounts falling due within one year)
Borrowings	7	(1,422)	(1,019)
Derivative financial instruments	5	(375)	(79)
Other creditors		(6,926)	(4,855)
	4	(8,723)	(5,953)

Net current assets		5,630	7,282

Total assets less current liabilities		13,470	11,558
Creditors (amounts falling due after more than one year)
Borrowings	7	(6,471)	(4,460)
Derivative financial instruments	5	(511)	(179)
Amounts owed to subsidiary undertakings		(1,062)	(452)
		(8,044)	(5,091)

Net assets employed		5,426	6,467

Capital and reserves
Called up share capital	8	294	294
Share premium account	9	1,371	1,371
Cash flow hedge reserve	9	12	14
Other equity reserves	9	146	124
Profit and loss account	9	3,603	4,664

Total shareholders’ funds	10	5,426	6,467

Commitments and contingencies are shown in note 11 to the Company financial statements on page 193.
The notes on pages 190 to 193 form part of the individual financial statements of the Company, which were approved by the Board of Directors on 13 May 2009 and were signed on its behalf by:
Sir John Parker Chairman
Steve Lucas Finance Director

National Grid plc Annual Report and Accounts 2008/09     189

Notes to the Company financial statements
Notes to the Company financial statements

1. Adoption of new accounting standards
New financial reporting standards (FRS) and abstracts adopted in 2008/09
During the year the Company has adopted the following amendments to FRSs. None of these had a material impact on the Company’s results or assets and liabilities.

Amendments to FRS 26 and FRS 29	Permits reclassification of financial assets in certain circumstances.
on reclassification of financial assets

New FRSs not yet adopted
The Company has yet to adopt the following FRSs, however, they are not expected to have a material impact on the Company’s results or assets and liabilities.

Amendment to FRS 20 on share-based payments	Clarifies the definition of vesting conditions and the accounting treatment of cancellations. Vesting conditions are defined as either service conditions or performance conditions. Cancellations by employees are accounted for in the same way as cancellations by the Company. The amendment to FRS 20 has been adopted with effect from 1 April 2009.

Amendments to FRS 25 on puttable financial instruments and obligations arising on liquidation	Addresses the classification as a liability or as equity of certain puttable financial instruments and instruments, or components thereof, which impose upon an entity an obligation to deliver a pro rata share of net assets on liquidation. The amendments to FRS 25 will be adopted on
1 April 2010.

Amendment to FRS 26 Financial Instruments: Recognition and measurement on eligible hedged items	Prohibits designating inflation as a hedgeable component of an instrument, unless cash flows relating to the separate inflation component are contractual and also prohibits the designation of a purchased option in its entirety as the hedge of a one-sided risk in a forecast transaction. The amendment to FRS 26 will be adopted on 1 April 2010.

Amendment to FRS 8 on related party disclosures	Changes the definition of related party to be the same as that in law and provides an exemption only in respect of wholly-owned subsidiaries, rather than 90% subsidiaries as previously permitted. The amendment to FRS 8 will be adopted on 1 April 2010.

Improvements to FRS 2008	Contains amendments to various existing standards. The amendments are effective, in most cases, from 1 January 2009, or otherwise for annual periods beginning on or after 1 July 2009.

UITF 46 on hedges of a net investment in a foreign operation	Clarifies that hedged risk may be designated at any level in a group and hedging instruments may be held by any company in a group (except the foreign entity being hedged), that net investment hedge accounting may not be adopted in respect of a presentation currency and that on disposal the amounts to be reclassified from equity to profit or loss are any cumulative gain or loss on the hedging instrument and the cumulative translation difference on the foreign operation disposed of. UITF 46 has been adopted by the Company with effect from 1 April 2009.

2. Fixed asset investments

	Shares in	Loan to
	subsidiary	subsidiary
	undertakings	undertaking	Total
	£m	£m	£m

At 31 March 2007	3,380	327	3,707
Additions	896	–	896
Reclassification of loan as amounts owed by subsidiary undertakings	–	(327)	(327)

At 31 March 2008	4,276	–	4,276
Additions	7,103	–	7,103
Disposals	(3,539)	–	(3,539)

At 31 March 2009	7,840	–	7,840

On 31 March 2009, the Company was allotted 127,111,218 ordinary shares of $40 each in NG Luxembourg 3 Sarl for a total consideration of £3,539m. On the same day, the Company sold this investment to National Grid (US) Holdings Limited as part of a group reorganisation, for consideration of £3,539m settled through the allotment of 300,050 ordinary shares of £1 each.
The names of the principal subsidiary undertakings, joint ventures and associates are included in note 37 in the consolidated financial statements.
The Directors believe that the carrying value of the investments is supported by their underlying net assets.

190     National Grid plc Annual Report and Accounts 2008/09

3. Debtors

	2009	2008
	£m	£m

Amounts falling due within one year:
Amounts owed by subsidiary undertakings	11,153	8,542
Prepayments and accrued income	4	3

	11,157	8,545

Amounts falling due after more than one year:
Amounts owed by subsidiary undertakings	1,796	2,808
Deferred taxation	3	3

	1,799	2,811

Deferred
taxation
£m

At 1 April 2007	3
Credited to equity	4
Charged to the profit and loss account (i)	(4)

At 1 April 2008	3
Credited to equity	1
Charged to the profit and loss account	(1)

At 31 March 2009	3

(i)	Included is a deferred tax charge of £2m in respect of prior years.
4. Creditors (amounts falling due within one year)

	2009	2008
	£m	£m

Borrowings (note 7)	1,422	1,019
Derivative financial instruments	375	79
Amounts owed to subsidiary undertakings	6,898	4,804
Other creditors	28	51

	8,723	5,953

5. Derivative financial instruments
The fair value of derivative financial instruments shown on the balance sheet is as follows:

	2009			2008
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m

Current	329	(375)	(46)	341	(79)	262
Non-current	558	(511)	47	751	(179)	572

	887	(886)	1	1,092	(258)	834

For each class of derivative financial instruments, our exposure, based on the sterling equivalent notional value of the pay leg is as follows:

	2009	2008
	£m	£m

Interest rate swaps	(6,343)	(4,952)
Interest rate swaptions	–	(202)
Cross-currency interest rate swaps	(7,612)	(4,919)
Foreign exchange forward contracts	(9,013)	(5,721)
Forward rate agreements	(5,063)	–

Total	(28,031)	(15,794)

National Grid plc Annual Report and Accounts 2008/09     191

Notes to the Company financial statements continued

6. Current asset investments

	2009	2008
	£m	£m

Investments in short term money funds	166	787
Short term deposits	234	–
Restricted cash balances Collateral	109	–

	509	787

7. Borrowings
The following table analyses the Company’s total borrowings:

	2009	2008
	£m	£m

Amounts falling due within one year:
Bank loans and overdrafts	942	192
Bonds	480	827

	1,422	1,019

Amounts falling due after more than one year:
Bank loans	720	75
Bonds	5,751	4,385

	6,471	4,460

Total borrowings	7,893	5,479

	2009	2008
	£m	£m

Total borrowings are repayable as follows:
In one year or less	1,422	1,019
In more than one year, but not more than two years	976	342
In more than two years, but not more than three years	1,360	650
In more than three years, but not more than four years	933	999
In more than four years, but not more than five years	450	792
In more than five years, other than by instalments	2,752	1,677

	7,893	5,479

The notional amount of borrowings outstanding as at 31 March 2009 was £7,776m (2008: £5,417m). For further information on significant borrowings, refer to note 35 of the consolidated financial statements.
8. Called up share capital

	Called up and fully paid
	millions	£m

At 31 March 2007	2,701	308
Issued during the year ended 31 March 2008 (i)	8	1
Repurchased during the year ended 31 March 2008 (ii)	(127)	(15)

At 31 March 2008 and 31 March 2009	2,582	294

(i)	Included within issued share capital were 3,705,193 ordinary shares that were issued following the conversion of the Company’s B shares to ordinary shares on 28 September 2007.

(ii)	From 30 May 2007 to 27 November 2007, the Company repurchased and subsequently cancelled under its share repurchase programme 126,817,712 ordinary shares for aggregate consideration of £946m, including transaction costs. The shares repurchased had a nominal value of £15m and represented approximately 5% of the ordinary shares in issue as at 31 March 2008. The consideration was charged against retained earnings.
For further details on share capital, refer to note 25 in the consolidated financial statements.

192     National Grid plc Annual Report and Accounts 2008/09

9. Reserves

	Share	Cash flow	Other	Profit
	premium	hedge	equity	and loss
	account	reserve	reserves	account
	£m	£m	£m	£m

At 1 April 2007	1,332	22	91	4,582
Net loss transferred from equity in respect of cash flow hedges (net of tax)	–	(8)	–	–
Issue of ordinary share capital	12	–	–	–
B shares converted to ordinary shares	27	–	–	–
Repurchase of share capital and purchase of treasury shares (i)	–	–	15	(1,520)
Issue of treasury shares	–	–	–	12
Share-based payment	–	–	18	–
Retained profit for the year	–	–	–	1,590

At 31 March 2008	1,371	14	124	4,664
Net loss transferred from equity in respect of cash flow hedges (net of tax)	–	(2)	–	–
Repurchase of share capital and purchase of treasury shares (i)	–	–	–	(602)
Issue of treasury shares	–	–	–	8
Share-based payment	–	–	22	–
Loss for the year	–	–	–	(467)

At 31 March 2009	1,371	12	146	3,603

(i)	From 1 April 2008 to 24 September 2008, the Company repurchased under its share repurchase programme 85m (2008: 200m) ordinary shares for aggregate consideration of £597m (2008: £1,516m) including transaction costs. Further purchases of shares outside the official share repurchase programme were for an aggregate consideration of £5m (2008: £4m).
The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. The Company’s profit after taxation was £371m (2008: £2,370m). Of the Company’s profit and loss account reserve of £3,603m at 31 March 2009 (2008: £4,664m), £1,323m (2008: £1,623m) relating to gains on intra-group transactions was not distributable to shareholders.
10. Reconciliation of movements in shareholders’ funds

	2009	2008
	£m	£m

Profit for the year after taxation	371	2,370
Dividends (i)	(838)	(780)

(Loss)/profit for the financial year	(467)	1,590
Proceeds of issue of ordinary shares	–	13
Proceeds of issue of treasury shares	8	12
B shares converted to ordinary shares	–	27
Movement on cash flow hedge reserve (net of tax)	(2)	(8)
Share-based payment	22	18
Repurchase of share capital and purchase of treasury shares	(602)	(1,520)

Net (decrease)/increase in shareholders’ funds	(1,041)	132
Opening shareholders’ funds	6,467	6,335

Closing shareholders’ funds	5,426	6,467

(i)	For further details of dividends paid and payable to shareholders, refer to note 9 in the consolidated financial statements.
11. Commitments and contingencies
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due from certain subsidiary undertakings primarily to third parties. At 31 March 2009, the sterling equivalent amounted to £2,302m (2008: £888m). The guarantees are for varying terms from 2 years to open-ended.
The Company has also guaranteed the lease obligations of a former associate to a subsidiary undertaking, amounting to £4m (2008: £13m).
12. Directors and employees
There are no employees of the Company (2008: nil). The Directors of the Company were paid by subsidiary undertakings in 2009 and 2008. Details of Directors’ emoluments are contained in the Directors’ Remuneration Report.

National Grid plc Annual Report and Accounts 2008/09     193

Shareholder Information
Definitions and glossary of terms
Definitions and glossary of terms

Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and/or abbreviations and we summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions.
A
accelerated tax depreciation
Depreciation or amortisation charges that are allowed as deductions for tax purposes. This often differs from the amount of depreciation or amortisation recorded for accounting purposes, resulting in the recognition of deferred tax.

American Depositary Shares (ADSs)
Securities of National Grid listed on the New York Stock Exchange, each of which represents five ordinary shares.

Annual General Meeting (AGM)
Meeting of shareholders of the Company held each year to consider ordinary and special business as provided in the Notice of AGM.
B
B shares
Non-cumulative preference shares of 10 pence nominal value each that were issued in 2005 in connection with a £2 billion return of capital to shareholders. The last remaining B shares were converted into ordinary shares in September 2007.

BETTA
The British Electricity Trading and Transmission Arrangements, being the regulations that govern our role as operator of the electricity networks in Great Britain, together with those of other market participants.

Board
The Board of Directors of the Company (for more information see pages 16 and 17).

brownfield
The term generally used to describe previously developed land, which may or may not be contaminated.
C
consolidated financial statements
Financial statements that include the results and financial position of the Company and its subsidiaries together as if they are a single entity.

called up share capital
Shares (common stock) that have been issued and have been fully paid for.

carrying value
The amount at which an asset or a liability is recorded in the balance sheet.
Combined Code
The Combined Code on Corporate Governance, being guidance on how companies should be governed applicable to UK listed companies, including National Grid.

the Company, National Grid, we, our or us
We use terms ‘the Company’, ‘National Grid’, ‘we’, ‘our’ or ‘us’ to refer to either National Grid plc itself or to National Grid plc and its subsidiaries collectively, depending on context.

contingent liability
A possible obligation or potential liability arising from past events for which no provision has been recorded, but for which disclosure in the financial statements is made.
D
deferred tax
For most assets and liabilities, this is the difference between the carrying value for accounting purposes in the balance sheet and the amount of tax that will be deductible (or payable) for that asset or liability in future tax returns.

Dth
A decatherm, being an amount of energy equal to 1 million British thermal units (BTUs), equivalent to approximately 293 kWh.

derivative
A financial instrument or other contract where the value is linked to an underlying index, such as exchange rates, interest rates or commodity prices. In most cases, contracts for the sale or purchase of commodities that are used to supply customers or for our own needs are excluded from this definition.
E
employee engagement index
A key performance indicator, based on the percentage of favourable responses to certain indicator questions repeated in each employee engagement survey, which provides a measure of how employees think, feel and act in relation to National Grid. Research shows that a highly engaged workforce leads to increased productivity and staff retention, therefore we use employee engagement as a measure of organisational health in relation to business performance.

equity
In financial statements, the amount of net assets attributable to shareholders.
F
FERC
The US Federal Energy Regulatory Commission.

finance lease
A lease where the asset is treated as if it was owned for the period of the lease and the obligation to pay future rentals is treated as if they were borrowings. Also known as a capital lease.

financial year
For National Grid this is an accounting year ending on 31 March. Also known as a fiscal year.

194     National Grid plc Annual Report and Accounts 2008/09

FRS
A UK Financial Reporting Standard as issued by the UK Accounting Standards Board. These apply to the Company’s individual financial statements on pages 187 to 193, which are prepared in accordance with UK GAAP.

FSA
The UK Financial Services Authority, the financial markets regulator, which includes regulation of companies with listed securities in the UK, including National Grid and certain of its subsidiaries.
G
Great Britain
England, Wales and Scotland.

GW
Gigawatt, being an amount of power equal to 1 billion watts
(109 watts).

GWh
Gigawatt hours, being an amount of energy equal to delivering 1 billion watts of power for one hour (equivalent to 3.6 million joules).
H
HSE
Health & Safety Executive, the main safety regulator in the UK.
I
IAS or IFRS
An International Accounting Standard or International Financial Reporting Standard, as issued by the International Accounting Standards Board. IFRS is also used as the term to describe international generally accepted accounting principles as a whole.

individual financial statements
Financial statements of a company on its own, not including its subsidiaries or joint ventures.

IFRIC
The International Financial Reporting Interpretations Committee, which provides guidance on how to apply accounting standards.
J
joint venture
A company or other entity which is controlled jointly with other parties.
K
KeySpan
KeySpan Corporation and its subsidiaries, acquired by National Grid on 24 August 2007.

kV
Kilovolt, being an amount of electric force equal to 1,000 volts.
kW
Kilowatts, being an amount of power equal to 1,000 watts.

kWh
Kilowatt hours, being an amount of energy equal to delivering 1,000 watts of power for a period of one hour.

L
lifetime allowance
The lifetime allowance is an overall ceiling on the amount of UK tax privileged pension savings that any one individual can draw.

LNG
Liquefied natural gas, being natural gas that has been condensed into a liquid form, typically at temperatures at or below -163°C
(-260°F).

lost time injury (LTI)
An incident arising out of National Grid’s operations which leads to an injury where the employee or contractor normally has time off the following day or shift following the incident. It relates to one specific (acute) identifiable incident which arises as a result of National Grid’s premises, plant or activities, which was reported to the supervisor at the time and was subject to appropriate investigation.

lost time injury frequency
The number of LTIs per 100,000 hours in a 12 month period.
M
m3
A cubic metre.

mcm
Million standard cubic metres, equivalent to approximately 35.3 million standard cubic feet.

MW
Megawatts, being an amount of power equal to 1 million watts.

MWh
Megawatt hours, being an amount of energy equal to delivering 1 million watts of power for a period of one hour.
N
New England
The term refers to a region within the northeastern US that includes the states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. National Grid’s New England operations are primarily in the states of Massachusetts, New Hampshire and Rhode Island.

northeastern US
The northeastern region of the US, comprising the states of Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont.

National Grid plc Annual Report and Accounts 2008/09     195

Definitions and glossary of terms continued

O
Ofgem
The UK Office of Gas and Electricity Markets, part of the UK Gas and Electricity Markets Authority (GEMA), which regulates the energy markets in the UK.

ordinary shares
Voting shares entitling the holder to part ownership of a company. Also known as common stock. National Grid’s ordinary shares have a nominal value of 11 17/43 pence.
P
PAS 55
PAS (Publicly Available Specification) 55 is a universal benchmark published by the British Standards Institution (BSI) for the optimal management of physical assets.

Personal Lifetime Allowance
The lifetime allowance applicable to individuals who registered their pre 6 April 2006 UK pension benefits for protection.

purchase accounting
The accounting process of aligning the accounting policies of an acquired business with those of National Grid and of adjusting the carrying value of assets and liabilities acquired from their previous accounting book value to their fair values at the date control was acquired by National Grid.
R
regulated controllable operating costs
Total operating costs under IFRS less depreciation and certain regulatory costs where, under our regulatory agreements, mechanisms are in place to recover such costs in current or future periods.

regulatory asset value (RAV)
The value ascribed by Ofgem to the capital employed in the relevant licensed business. It is an estimate of the initial market value of the regulated asset base at privatisation, plus subsequent allowed additions at historical cost, less the deduction of annual regulatory depreciation. Deductions are also made to reflect the value realised from the disposal of certain assets that formed part of the regulatory asset base. It is also indexed to the retail price index to allow for the effects of inflation.
S
scm
Standard cubic metre, a quantity of gas which at 15°C and atmospheric pressure (1.013 bar) occupies the volume of 1m3.

SEC
The US Securities and Exchange Commission, the financial regulator for companies with registered securities in the US, including National Grid and certain of its subsidiaries.

share premium
The difference between the amounts shares are issued for and the nominal value of those shares.
subsidiary
A company or other entity that is controlled by National Grid.
T
therm
An amount of energy equal to 10,000 British Thermal Units (BTUs), equivalent to approximately 29.3 kWh, primarily used to measure natural gas.

treasury shares
Shares that have been repurchased but not cancelled.

tonne
A unit of mass equal to 1,000 kilograms, equivalent to approximately 2,205 pounds.

tonnes CO2 equivalent
A measure of greenhouse gas emissions in terms of the equivalent amount of carbon dioxide.

TWh
Terawatt hours, being an amount of energy equal to delivering 1 billion watts of power for 1,000 hours.
U
UK
The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK GAAP
Generally accepted accounting principles in the UK. These differ from IFRS and from US GAAP.

Uniform Network Code
The legal and contractual framework for the supply and transport of gas in the UK, comprising a common set of rules for all industry participants which ensure competition can be facilitated on level terms.

US
The United States of America.

US GAAP
Generally accepted accounting principles in the US. These differ from IFRS and from UK GAAP.
V
vanilla return
Metric used by Ofgem to define the allowed rate of return within the price control reviews for our UK regulated businesses. Our calculation uses IFRS business performance operating profit adjusted for various items to reflect the replacement of certain IFRS based accounting treatments with a regulatory based treatment, primarily these items are depreciation, capital costs, pensions and taxation. The adjusted IFRS operating profit is divided by the regulatory asset value inflated to mid year to generate a percentage rate of return.

196     National Grid plc Annual Report and Accounts 2008/09

Shareholder Information
Summary consolidated financial information

Financial summary (unaudited)
The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2009. It should be read in conjunction with the consolidated financial statements and related notes, together with the Operating and Financial Review. The information presented below for the years ended 31 March 2005, 2006, 2007, 2008 and 2009 has been prepared under IFRS issued by the IASB and as adopted by the European Union.

	31 March	31 March	31 March	31 March	31 March
	2009	2008 *	2007	2006	2005
	£m	£m	£m	£m	£m

Summary income statement
Revenue	15,624	11,423	8,695	8,868	7,174
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2,915	2,595	2,031	1,968	1,936
Exceptional items, remeasurements and stranded cost recoveries	(292)	369	482	406	177
	2,623	2,964	2,513	2,374	2,113
Profit before taxation
Before exceptional items, remeasurements and stranded cost recoveries	1,770	1,829	1,486	1,369	1,235
Exceptional items, remeasurements and stranded cost recoveries	(376)	353	265	349	177
	1,394	2,182	1,751	1,718	1,412
Profit for the year attributable to equity shareholders
Before exceptional items, remeasurements and stranded cost recoveries	1,259	1,275	1,146	1,075	1,376
Exceptional items, remeasurements and stranded cost recoveries	(315)	1,915	248	2,773	48
	944	3,190	1,394	3,848	1,424

Summary statement of net assets
Non-current assets	37,712	30,830	21,109	22,106	25,596
Current assets	6,755	5,435	5,312	3,818	1,964
Assets of businesses held for sale	–	1,506	1,968	–	–
Total assets	44,467	37,771	28,389	25,924	27,560
Current liabilities	(7,026)	(7,146)	(3,360)	(5,683)	(5,974)
Non-current liabilities	(33,457)	(25,188)	(20,443)	(16,748)	(19,465)
Liabilities of businesses held for sale	–	(63)	(450)	–	–
Total liabilities	(40,483)	(32,397)	(24,253)	(22,431)	(25,439)

Net assets	3,984	5,374	4,136	3,493	2,121

Summary cash flow statement
Cash generated from operations
Continuing operations	3,564	3,265	3,090	2,973	2,820
Discontinued operations	(8)	10	181	138	638

	3,556	3,275	3,271	3,111	3,458
Tax paid	(143)	(110)	(313)	(140)	(150)

Net cash inflow from operating activities	3,413	3,165	2,958	2,971	3,308
Net cash flows (used in)/from investing activities	(1,998)	(3,023)	(4,061)	4,052	(2,900)
Net cash flows (used in)/from financing activities	(877)	(1,592)	1,278	(5,842)	(400)
Net increase/(decrease) in cash and cash equivalents	538	(1,450)	175	1,181	8

*Comparatives for the year ended 31 March 2008 have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation

National Grid plc Annual Report and Accounts 2008/09     197

Shareholder Information

Financial calendar
The following dates have been announced or are indicative of future dates:

3 June 2009	Ordinary shares go ex-dividend for 2008/09

5 June 2009	Record date for 2008/09 final dividend

22 July 2009	Scrip election date for 2008/09 final dividend*

27 July 2009	2009 Annual General Meeting and interim management statement

19 August 2009	2008/09 final dividend paid to qualifying ordinary shareholders

19 November 2009	2009/10 half-year results

2 December 2009	Ordinary shares go ex-dividend

4 December 2009	Record date for 2009/10 interim dividend

20 January 2010	2009/10 interim dividend paid to qualifying ordinary shareholders

Jan/Feb 2010	Interim management statement

May 2010	2009/10 preliminary results

*	Please see below for further information about dividends
Dividends
National Grid normally pays dividends twice each year, in accordance with the timetable above. Many shareholders have elected to have their dividends paid to them direct to their bank or building society account. As well as being convenient for the shareholder, as the dividend will normally reach their account on the day of payment, there will be no delays from paying in cheques, and there is no possibility of losing or damaging cheques. This also saves money and paper as fewer cheques need to be produced and sent out. Tax vouchers are still provided for shareholders’ records. Overseas shareholders can also have their dividends paid direct to their bank account in their local currency (IPS). As set out in the IPS terms and conditions, charges are payable for this service.
Subject to shareholder approval at the 2009 Annual General Meeting, National Grid will be offering an optional scrip dividend for the 2008/09 final dividend. The scrip dividend will replace the dividend reinvestment plan (DRIP), which will be suspended indefinitely. A scrip dividend enables shareholders to receive new ordinary shares in National Grid instead of cash dividends. This enables shareholders to build up a shareholding in National Grid without going to the market to buy new shares and no dealing costs or stamp duty are incurred (ADR holders are subject to Stamp Duty Reserve Tax).
Shareholders have previously been able to re-invest dividends in further National Grid shares under the DRIP. Shareholders who previously had a DRIP mandate will have to elect for the scrip or alternatively receive a cash dividend. For further information on the scrip dividend, DRIP and IPS and to request direct payment of your dividends, please contact Capita Registrars or register electronically at www.nationalgrid.com/shareholders. If you think you have outstanding dividend payments please contact Capita Registrars who will be able to provide duplicate cheques if necessary (an administrative charge may be payable).
Website and electronic communication
More information about National Grid, including full details of previous dividends and information about proposed dividends, up-to-date announcements and current and historic share prices, is available on the National Grid website at www.nationalgrid.com. Shareholders can manage their holding online at www.nationalgrid. com/shareholders. This allows shareholders to check their shareholding, recent dividend payments and change information such as address and any direct payment details. Shareholder documents are now, following changes in company law and shareholder approval, primarily made available via the Company’s website at www.nationalgrid.com/investors unless a shareholder has requested to continue to receive hard copies of such documents. If a shareholder has registered their up-to-date email address an email is sent to that address when such documents are available on the website. If shareholders have not provided an up-to-date email address and have not elected to receive documents in hard copy, a form of notification included within the Performance Summary is sent to their address on the Register notifying them that the documents are available on the website. Shareholders can continue to receive hard copies of shareholder documents by contacting Capita Registrars. If you have not already registered your current email address, you can do so at www.nationalgrid.com/shareholders. Investors who hold their shares via an intermediary should contact the intermediary regarding the receipt of shareholder documents from the Company.
Shareholder networking
National Grid operates a shareholder networking programme, the aim of which is to allow UK resident shareholders to gain a better understanding of the Company. The programme, which is normally run twice a year in June and during early December over two days, includes visits to UK operational sites and presentations by senior managers and employees. Participants also have the opportunity to meet and question Directors. The costs of the programme (including shareholder travel to and from the event) are paid for by National Grid.
If you would like to take part, please write to:
Shareholder Networking Organiser
National Grid House
Warwick Technology Park
Gallows Hill
Warwick CV34 6DA
Participants will be selected by ballot from those applying, with priority given to those who have not recently attended.

198     National Grid plc Annual Report and Accounts 2008/09

Share dealing, individual savings accounts (ISAs) and ShareGift
A share dealing service is available from Capita Registrars, allowing you to buy and sell National Grid shares. Trading by telephone or online enables shareholders to have a more up-to-date indicative share price when dealing than when using the postal dealing service.
For more information please call 0871 664 0445 (8.00am – 4.30pm) or visit www.capitadeal.com. Calls are charged at 10p per minute plus network extras. High street banks may also offer share dealing services. Corporate ISAs for National Grid shares are available from Stocktrade. For more information, call Stocktrade on 0131 240 0443 or write to Stocktrade, 81 George Street, Edinburgh EH2 3ES.
If you hold only a few shares and feel that it is uneconomical or otherwise not worthwhile to sell them, you could consider donating your shares to charity. ShareGift is an independent registered charity (no. 1052686) that provides a free service for shareholders wishing to give holdings of shares to benefit charitable causes. For more information, please visit www.sharegift.org or call Capita Registrars.
These details are provided for information only and any action you take is at your own risk. National Grid cannot advise you on what action, if any, you should take in respect of your shares. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other independent financial advisor authorised pursuant to the Financial Services and Markets Act 2000.
Capital Gains Tax (CGT)
CGT information relating to National Grid shares can be found on our website or obtained from Capita Registrars. Share prices on specific dates can be found at www.nationalgrid.com.
Shareholdings
The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2009:

Size of	Number of	% of	Number of	% of
shareholding	shareholders	shareholders	shares	shares

1-50	218,395	19.0310	6,696,656	0.2594

51-100	341,876	29.7911	23,267,985	0.9012

101-500	488,641	42.5802	97,718,218	3.7846

501-1000	52,955	4.6145	37,343,673	1.4463

1,001-10,000	43,419	3.7835	100,505,395	3.8926

10,001-50,000	1,173	0.1022	22,967,883	0.8895

50,001-100,000	250	0.0218	18,213,246	0.7054

100,001-500,000	454	0.0396	108,346,256	4.1963

500,001-1,000,000	146	0.0127	102,168,112	3.9570

1,000,001+	269	0.0234	2,064,747,427	79.9677

Total	1,147,578	100	2,581,974,851	100

Share price
The following graphs represents the movement of National Grid’s share price during 2008/09. A graph showing the total shareholder return over the last five years is available on page 106.

Share price

ADR price

National Grid plc Annual Report and Accounts 2008/09     199

Shareholder Information continued

For queries about ORDINARY SHARES contact:
Capita Registrars

0871 664 0500* (from outside the UK: +44 20 7098 1198) (textphone: 18001 0870 242 2379) *Calls are charged at 10p per minute plus network extras

nationalgrid@capitaregistrars.com www.nationalgrid.com/shareholders

National Grid Share Register Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0GA
For queries about AMERICAN DEPOSITARY SHARES
(ADSs or ADRs) contact:
The Bank of New York Mellon

1-800-466-7215 (from outside the US: +1-212-815-3700)

shrrelations@mellon.com www.bnymellon.com/shareowner

The Bank of New York Mellon Shareholders Correspondence PO Box 358516 Pittsburgh, PA 15252-8516

Cautionary Statement
This document comprises the Annual Report and Accounts for the year ended 31 March 2009 for National Grid and its subsidiaries. It contains the Directors’ Report and Financial Statements, together with the Independent Auditor’s Report thereon, as required by the UK Companies Act 1985. The Annual Review of National Grid for the same period is published as a separate document. The Directors’ Report on pages 100 and 101 and the Directors’ Remuneration Report on pages 102 to 112 have each been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.
This document also contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking
National Grid plc
1-3 Strand, London WC2N 5EH, United Kingdom Registered in England and Wales No. 4031152
www.nationalgrid.com
statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments and the ability to access capital markets and other sources of credit in a timely manner or on acceptable terms, especially considering the recent deterioration of market conditions in the global economy and financial markets. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the Risk factors and Operating and Financial Review sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The content of any website references herein do not form part of this document.

200     National Grid plc Annual Report and Accounts 2008/09

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National Grid plc
1-3 Strand, London WC2N 5EH, United Kingdom
Registered in England and Wales No. 4031152
UK Shareholder enquires: 0871 664 0500
US Shareholder enquires: 1-800-466-7215
www.nationalgrid.com